FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Quarterly Financial Information for the quarter ended September 30, 2009, Companhia Energética de Minas Gerais — CEMIG

2.	Third Quarter 2009 Earnings Release, Companhia Energética de Minas Gerais — CEMIG

3.	Quarterly Financial Information for the quarter ended September 30, 2009, Cemig Distribuição S.A.

4.	Quarterly Financial Information for the quarter ended September 30, 2009, Cemig Geração e Transmissão S.A.

5.	Analysis of Third Quarter Results, Companhia Energética de Minas Gerais — CEMIG

6.	Summary of Principal Decisions of the 99th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 23, 2009

7.	Summary of Principal Decisions of the 100th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 13, 2009

8.	Summary of Minutes of the 92nd Meeting of the Board of Directors, Cemig Distribuição S.A., August 24, 2009

9.	Summary of Principal Decisions of the 93rd Meeting of the Board of Directors, Cemig Distribuição S.A., October 23, 2009

10.	Summary of Minutes of the 466th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, June 24, 2009

11.	Summary of Principal Decisions of the 467th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, October 23–28, 2009

12.	Material Announcement, CEMIG’s Board of Directors approves a share purchase agreement for acquisition of shares of ENTE, ERTE and ECTE, Companhia Energética de Minas Gerais — CEMIG, October 28, 2009

13.	Market Announcement, Commencement of Public Distribution of Commercial Promissory Notes, Cemig Geração e Transmissão S.A., October 30, 2009

14.	Announcement of Completion of Public Distribution of Commercial Promissory Notes, Cemig Geração e Transmissão S.A.

15.	Market Announcement, Commencement of Public Distribution of Commercial Promissory Notes, Companhia Energética de Minas Gerais — CEMIG, October 30, 2009

16.	Material Announcement, Payment for and Transfer of TERNA Shares, Companhia Energética de Minas Gerais — CEMIG, November 3, 2009

17.	Market Announcement, Projected Payment Amount for Shares of ENTE, ERTE and ECTE, Companhia Energética de Minas Gerais — CEMIG, November 4, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer

Date:  November 18, 2009

1.                                                                                       Quarterly Financial Information for the quarter ended September 30, 2009, Companhia Energética de Minas Gerais – CEMIG

BALANCE SHEETS

AT SEPTEMBER 30 AND JUNE 30, 2009

ASSETS

R$ ’000

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
CURRENT
Cash and cash equivalents (Note 3)	2,769,169	2,250,277	117,945	121,322
Consumers and traders (Note 4)	2,210,256	2,233,496	—	—
Extraordinary Tariff Recomposition, and “Portion A” (Note 6)	307,991	317,042	—	—
Concession holders — transport of energy	388,542	405,067	—	—
Taxes subject to offsetting (Note 10)	1,350,494	1,235,175	5,191	5,192
Anticipated expenses — CVA (Note 9)	629,237	632,644	—	—
Traders — Transactions in “Free Energy” (Note 8)	10,120	17,573	—	—
Tax credits (Note 11)	361,338	327,355	38,299	40,896
Dividends receivable	—	—	956,239	847,242
Transmission Tariff Review (Note 7)	82,321	85,732	—	—
Inventories	35,407	36,452	17	17
Other credits	435,787	345,439	8,810	7,840
TOTAL, CURRENT	8,580,662	7,886,252	1,126,501	1,022,509

NON-CURRENT
Long term assets
Accounts receivable from Minas Gerais State Gvt. (Note 12)	1,781,117	1,813,461	—	—
Credit Receivables Investment Fund (Note 12)	—	—	853,486	835,932
Regulatory asset — PIS, Pasep and Cofins taxes (Note 13)	46,240	46,240	—	—
Extraordinary Tariff Recomposition, and “Portion A” (Note 6)	—	66,444	—	—
Anticipated expenses — CVA (Note 9)	410,288	545,039	—	—
Tax credits (Note 11)	604,776	655,163	89,479	99,512
Traders — Transactions in “Free Energy” (Note 8)	10,857	4,746	—	—
Taxes subject to offsetting (Note 10)	268,594	289,130	194,860	196,103
Deposits linked to legal actions	557,825	508,732	95,462	95,461
Consumers and traders (Note 4)	112,763	85,726	—	—
Transmission Tariff Review (Note 7)	54,067	72,358	—	—
Other credits	110,593	123,672	77,753	72,733
	3,957,120	4,210,711	1,311,040	1,299,741

Investments (Note 14)	1,155,346	1,147,309	9,407,655	8,968,923
Fixed assets (Note 15)	12,167,849	11,557,749	1,945	1,977
Intangible (Note 16)	1,058,500	945,557	1,747	1,951
TOTAL, NON-CURRENT	18,338, 815	17,861,326	10,722,387	10,272,592
TOTAL ASSETS	26,919,477	25,747,578	11,848,888	11,295,101

The Explanatory Notes are an integral part of the Quarterly Information.

BALANCE SHEETS

AT SEPTEMBER 30 AND JUNE 30, 2009

LIABILITIES

R$ ’000

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009

CURRENT
Suppliers (Note 17)	748,207	766,850	5,687	5,762
Regulatory charges (Note 20)	480,991	459,348	—	—
Profit shares	76,733	51,408	2,876	1,974
Taxes, charges and contributions (Note 18)	1,276,448	998,950	86,176	76,517
Interest on Equity and dividends payable	489,397	490,820	489,397	490,820
Loans and financings (Note 19)	1,235,605	1,139,800	21,420	19,461
Debentures (Note 19)	473,327	437,676	—	—
Salaries and mandatory charges on payroll	372,196	401,686	16,573	18,016
Regulatory liabilities — CVA (Note 9)	361,392	224,826	—	—
Regulatory liabilities — Tariff Review	137,458	203,615	—	—
Post-employment obligations (Note 21)	103,726	102,094	4,078	4,055
Provision for losses on financial instruments (Note 31)	162,399	163,306	—	—
Debt to related parties (Note 30)	—	—	8,554	10,434
Other obligations	358,012	354,546	19,693	19,264
TOTAL, CURRENT	6,275,891	5,794,925	654,454	646,303

NON-CURRENT
Regulatory liabilities — CVA (Note 9)	318,021	410,953	—	—
Loans and financings (Note 19)	4,891,196	4,817,167	55,190	55,190
Debentures (Note 19)	1,468,572	1,393,370	—	—
Taxes, charges and contributions (Note 18)	609,173	538,945	—	—
Contingency provisions (Note 22)	634,642	647,945	320,630	331,561
Post-employment obligations (Note 21)	1,334,223	1,348,690	50,302	51,178
Other obligations	217,541	192,596	32	31
TOTAL, NON-CURRENT	9,473,368	9,349,666	426,154	437,960

MINORITY INTERESTS	401,938	392,149	—	—

STOCKHOLDERS’ EQUITY (Note 23)
Registered capital	3,101,884	3,101,884	3,101,884	3,101,884
Capital reserves	3,969,099	3,969,099	3,969,099	3,969,099
Profit reserves	2,253,466	2,253,466	2,253,466	2,253,466
Accumulated Conversion Adjustment	(3,448)	(771)	(3,448)	(771)
Retained earnings	1,420,155	860,036	1,420,155	860,036
Funds allocated to increase of capital	27,124	27,124	27,124	27,124
TOTAL STOCKHOLDERS’ EQUITY	10,768,280	10,210,838	10,768,280	10,210,838
TOTAL LIABILITIES	26,919,477	25,747,578	11,848,888	11,295,101

The Explanatory Notes are an integral part of the Quarterly Information.

INCOME STATEMENTS

FOR THE NINE-MONTH PERIODS ENDING SEPTEMBER 30, 2009 AND 2008

(R$ ’000, expect net profit per thousand shares)

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
OPERATIONAL REVENUE
Revenue from supply of electricity (Note 24)	10,525,222	10,316,243		—
Revenue for use of the network — Free Consumers (Note 25)	1,600,922	1,557,916		—
Other operational revenues (Note 26)	438,720	493,407	267	392
	12,564,864	12,367,566	267	392
Deductions from operational revenue (Note 27)	(4,230,362)	(4,232,129)	(2)	—
NET OPERATIONAL REVENUE	8,334,502	8,135,437	265	392

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS (Note 28)
Electricity bought for resale	(2,529,469)	(2,177,689)	—	—
Charges for the use of the basic transmission grid	(612,627)	(530,621)	—	—
Gas purchased for resale	(128,610)	(167,841)	—	—
	(3,270,706)	(2,876,151)	—	—
COST OF OPERATION (Note 28)
Personnel and managers	(690,293)	(717,134)	—	—
Private Pension Plan entity	(70,487)	(153,454)	—	—
Materials	(76,816)	(69,591)	—	—
Raw materials and inputs for generation	(4,070)	(65,185)	—	—
Outsourced services	(447,979)	(392,033)	—	—
Depreciation and amortization	(501,699)	(531,712)	—	—
Operational provisions	(39,814)	(15,779)	—	—
Royalties for use of water resources	(109,336)	(98,542)	—	—
Other	(103,478)	(117,338)	—	—
	(2,043,972)	(2,160,768)	—	—

TOTAL COST	(5,314,678)	(5,036,919)	—	—

GROSS PROFIT	3,019,824	3,098,518	265	392

OPERATIONAL EXPENSE (Note 28)
Selling expenses	(119,741)	(133,078)	—	—
General and administrative expenses	(479,353)	(304,761)	(10,963)	(80,145)
Other operational expenses	(49,521)	(51,743)	(15,986)	(6,674)
	(648,615)	(489,582)	(26,949)	(86,819)

Operational profit before Equity gains (losses) and Financial revenues (expenses)	2,371,209	2,608,936	(26,684)	(86,427)
Equity gain (loss) from subsidiaries		—	1,543,364	1,752,183
Net financial revenue (expenses) (Note 29)	(81,308)	36,148	9,817	69,118

Profit before taxes and profit shares	2,289,901	2,645,084	1,526,497	1,734,874

Income tax and Social Contribution tax (Note 11)	(759,874)	(923,325)	(83,599)	(97,399)
Deferred income tax and Social Contribution tax (Note 11)	39,217	70,296	(13,118)	6,228
Employees’ and managers’ profit shares	(99,163)	(65,683)	(2,706)	(2,314)
Minority interests	(43,007)	(84,983)	—	—
NET PROFIT FOR THE PERIOD	1,427,074	1,641,389	1,427,074	1,641,389
NET PROFIT PER SHARE — R$			2.30033	3.30866

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THIRD QUARTER AND THE NINE-MONTH PERIOD ENDING SEPTEMBER 30, 2009 (“9M09”)

R$ ’000

	Registered capital	Capital reserves	Profit reserves	Retained earnings	Conversion adjustment reserve	Funds allocated for capital increase	Total

BALANCES AT DECEMBER 31, 2008	2,481,508	3,983,021	2,859,920	—	61	27,124	9,351,634

Profit for the period ended September 30, 2009	—	—	—	1,427,074	—	—	1,427,074
Increase in registered capital	620,376	(13,922)	(606,454)	—	—	—	—
Prior-year adjustment in a subsidiary	—	—	—	(6,919)	—	—	(6,919)
Accumulated Conversion Adjustment	—	—	—	—	(3,509)	—	(3,509)

BALANCES ON SEPTEMBER 30, 2009	3,101,884	3,969,099	2,253,466	1,420,155	(3,448)	27,124	10,768,280

	Registered capital	Profit reserves	Profit reserves	Retained earnings	Conversion adjustment reserve	Funds allocated for capital increase	Total

BALANCES ON JUNE 30, 2009	3,101,884	3,969,099	2,253,466	860,036	(771)	27,124	10,210,838

Net profit in the quarter	—	—	—	567,038	—	—	567,038
Prior-year adjustment in a subsidiary	—	—	—	(6,919)	—	—	(6,919)
Accumulated Conversion Adjustment	—	—	—	—	(2,677)	—	(2,677)

BALANCES ON SEPTEMBER 30, 2009	3,101,884	3,969,099	2,253,466	1,420,155	(3,448)	27,124	10,768,280

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDING SEPTEMBER 30, 2009 AND 2008

R$ ’000

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
FROM OPERATIONS
Net profit for the period	1,427,074	1,641,389	1,427,074	1,641,389
Expenses (Revenues) not affecting Cash and cash equivalents
Depreciation and amortization	517,204	542,234	140	175
Net write-offs of fixed assets	16,938	18,355	—	9
Amortization of the goodwill in acquisitions	16,352	—	16,352	—
Equity gain (loss) from subsidiaries	—	—	(1,543,364)	(1,752,183)
Interest and monetary variations — Non-current	(43,755)	(6,290)	(35,966)	(84,235)
Regulatory asset — Review of Transmission Revenue	(136,657)	—	—	—
Deferred federal taxes	(39,217)	(70,296)	13,118	(6,228)
Provisions for operational losses	88,765	90,557	(30,557)	87,977
Provision for losses on financial instruments	80,136	19,681	—	—
Provisions for losses in recovery of Extraordinary Tariff Recomposition amounts	(7,915)	24,173	—	4,357
Post-employment obligations	105,760	187,157	4,252	8,388
Minority interests	43,007	84,983	—	—
Others	7,616	(37,275)	—	—
	2,075,308	2,494,668	(148,951)	(100,351)
(Increase) reduction of assets
Consumers and traders	(298,788)	(14,143)	—	—
Extraordinary Tariff Recomposition	240,047	274,911	—	—
Amortization of accounts receivable from the Minas Gerais State Government	143,647	128,756	—	—
Traders — transactions on CCEE	3,317	11,878	—	—
Deferred tax credits	9,909	361,770	23,462	97,905
Taxes offsetable	(503,031)	(670,059)	(14,370)	5,600
Transport of electricity	74,623	9,594	—
Deferred Tariff Adjustment	133,423	284,896	—	—
Anticipated expenses — CVA	35,782	(157,729)	—	—
Other assets	173,430	(64,036)	(7,041)	(18,279)
Payments into Court	(175,649)	(34,060)	(7,631)	5,052
Dividends received from subsidiaries	—	—	820,171	563,667
	(163,290)	131,778	814,591	653,945
Increase (reduction) of liabilities
Suppliers	(159,782)	(197,673)	(1,447)	(3,896)
Taxes and Social Contribution tax	892,623	404,188	54,186	(21,386)
Salaries and mandatory charges on payroll	83,305	(8,484)	457	2,502
Regulatory charges	11,142	61,919	—	—
Loans and financings	64,805	186,940	(3,716)	(1,908)
Post-employment obligations	(147,612)	(155,637)	(6,714)	(6,843)
Anticipated expenses — CVA	34,245	(88,715)	—	—
Losses on financial instruments	(16,365)	(21,189)	—	—
Others	(3,314)	(104,835)	(7,972)	(87,257)
	759,047	76,514	34,794	(118,788)

CASH GENERATED BY OPERATIONS	2,671,065	2,702,960	700,434	434,806

FINANCING ACTIVITIES
Financings obtained	592,380	237,218	—	—
Receipt of units in the FIDC	—	—	—	899
Capital reduction	—	—	185,000	—
Payments of loans and financings	(214,211)	(700,605)	—	—
Interest on Equity, and dividends	(481,160)	(432,593)	(481,159)	(432,593)
	(102,991)	(895,980)	(296,159)	(431,694)
TOTAL INFLOW OF FUNDS	2,568,074	1,806,980	404,275	3,112

CAPITAL EXPENDITURE
In investments	(216,492)	(63,227)	(543,981)	53,762
Intangible	(339,468)	—	796	—
In fixed assets	(1,526,882)	(797,966)	(51)	(205)
	(2,082,842)	(861,193)	(543,236)	53,557

NET CHANGE IN CASH POSITION	485,232	945,787	(138,961)	56,669

STATEMENT OF CHANGES IN CASH POSITION
Beginning of period	2,283,937	2,066,219	256,906	21,953
End of period	2,769,169	3,012,006	117,945	78,622
	485,232	945,787	(138,961)	56,669

The Explanatory Notes are an integral part of the Quarterly Information.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

FOR SEPTEMBER 30, 2009

(R$ ’000, except where otherwise stated)

1) — OPERATIONAL CONTEXT

Companhia Energética de Minas Gerais (“Cemig” or “the Company”), a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, operates exclusively as a holding company, with stockholdings in companies controlled individually or jointly, the principal objectives of which are the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

On September 30, 2009 Cemig had stockholdings in the following companies in operation (the information on markets served, and installed capacity, has not been reviewed by our external auditors):

•      Cemig Geração e Transmissão S.A. (“Cemig GT”) (subsidiary, 100.00% stake) — registered with the CVM (Brazilian Securities Commission): Generation and transmission of electricity, through 46 power plants, 43 being hydroelectric, one a wind power plant and two thermal plants; and transmission lines, most of which are part of the Brazilian national generation and transmission grid system. Cemig GT has stockholdings in the following subsidiaries:

• Hidrelétrica Cachoeirão S.A. (jointly controlled — stake 49.00%): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais, with installed capacity of 27MW (not reviewed by external auditors). The plant began operating in 2009.

• Central Eólica Praias de Parajuru S.A. (jointly controlled — stake 49.00%): Production and sale of electricity at the Parajuru Wind Farm in the municipality of Beberibe in the state of Ceará, Northern Brazil, with installed capacity of 28.8MW. The plant began operating in August 2009.

• Baguari Energia S.A. (jointly controlled, 69.39% stake): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through its participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), with installed capacity of 140MW (information not reviewed by external auditors), on the Doce River in Governador Valadares, Minas Gerais State.  The plant’s first unit began operating in September 2009. The second unit is planned to start operating in December 2009 (2nd unit), and February 2010 (3rd unit).

Subsidiaries of Cemig GT at pre-operational stage:

• Guanhães Energia S.A. (jointly controlled, 49.00% stake): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis. The plants are at construction phase, with operational startup scheduled for 2009, and will have totaled installed capacity of 44MW (information not reviewed by external auditors)

• Cemig Baguari Energia S.A. (subsidiary, 100.00% stake): Production and sale of electricity as an independent producer in future projects.

• Madeira Energia S.A. (jointly controlled, 10.00% stake): Implementation, construction, operation and commercial operation of the Santo Antônio Hydroelectric Plant in the Madeira river basin, in the State of Rondônia, with power of 3,150 MW (information not reviewed by external auditors) and commercial startup scheduled for 2012.

• Hidrelétrica Pipoca S.A. (jointly controlled, 49.00% stake): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant, with installed capacity of 20MW (information not reviewed by external auditors), located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais.  Operational startup is scheduled for April 2010.

• Empresa Brasileira de Transmissão de Energia (“EBTE”) (jointly-controlled subsidiary, 49.00% stake): Holder of a public electricity transmission concession for transmission lines in the state of Mato Grosso.  Operational startup is scheduled for June 2010.

• Central Eólica Volta do Rio S.A. (jointly controlled — stake 49.00%): Production and sale of electricity at the Volta do Rio Wind Power Plant in the municipality of Aracaju in the state of Ceará, Northern Brazil, with installed capacity of 42MW. The plant is planned to start operating by the end of 2009.

• Central Eólica Praia do Morgado S.A. (jointly controlled — stake 49.00%): Production and sale of electricity at the Praia do Morgado Wind Farm in the municipality of Aracaju in the state of Ceará, Northern Brazil, with installed capacity of 79.2MW. The plant is planned to start operating by the end of 2009.

•      Cemig Distribuição S.A. (“Cemig D” or “Cemig Distribution”) (subsidiary — 100% stake) — registered with the CVM (Securities Commission): Distribution of electricity through distribution networks and lines in approximately 97.00% of the Brazilian state of Minas Gerais.

•      Rio Minas Energia Participações (“RME”) (jointly controlled — 25.00% stake): Holds 79.39% of the registered capital of Light S.A. (“Light”), the holding company that has 100% control of the distribution concession holder Light Serviços de Eletricidade S.A., with 3.9 million consumers in 31 municipalities of the state of Rio de Janeiro, and the generating company Light Energia S.A., which has installed generating capacity of 855 MW.

•      Sá Carvalho S.A. (subsidiary — 100.00% stake): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•      Usina Térmica Ipatinga S.A. (subsidiary — 100% stake): Production and sale, as an Independent Power Producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•      Companhia de Gás de Minas Gerais — Gasmig (“Gasmig”) (jointly controlled — 55.19% stake): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession for distribution of gas in the State of Minas Gerais.

•      Empresa de Infovias S.A. (“Infovias”) (subsidiary — 100.00% stake) — registered for listing with the CVM (Securities Commission): Commercially operates specialized services in telecommunications, through an integrated system consisting of fiber optic cables, coaxial cables, electronic and associated equipment (multi-service network).

•      Efficientia S.A. (subsidiary — 100.00% stake): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•      Horizontes Energia S.A. (subsidiary — 100.00% stake): Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina.

•      Central Termelétrica de Cogeração S.A. (subsidiary, 100.00% stake): Production and sale of electricity produced by thermal generation as an independent producer in future projects.

•      Rosal Energia S.A. (subsidiary — 100.00% stake): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•      Central Hidrelétrica Pai Joaquim S.A. (subsidiary — 100.00% stake): Production and sale of electricity as an independent producer in future projects.

•      Cemig PCH S.A. (subsidiary — 100.00% stake): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•      Cemig Capim Branco Energia S.A. (subsidiary — 100.00% stake): Production and sale of electricity as an independent power producer, through the Capim Branco I and II hydroelectric power plants, built through a consortium with private-sector partners.

•      UTE Barreiro S.A. (subsidiary — 100.00% stake): Production and sale of thermally generated electricity, as an independent power producer, through construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in the state of Minas Gerais.

•      Companhia Transleste de Transmissão (jointly controlled — 25.00% stake): Operation of the 345kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•      Cemig Trading S.A. (subsidiary: 100.00% stake): Sale and intermediation of business transactions related to energy.

•      Companhia Transudeste de Transmissão (jointly controlled — 24.00% stake): Construction, operation and maintenance of national grid transmission lines and facilities — the 345kV Itutinga—Juiz de Fora transmission line.

•      Companhia Transirapé de Transmissão (jointly controlled — 24.50% stake): Construction, operation and maintenance of the 230kV Irapé—Araçuaí transmission line — also part of the national grid.

•      ETEP (Empresa Paraense de Transmissão de Energia S.A.) (jointly controlled — stake of 39.33%): Holder of a public service electricity transmission concession, for a 500kV transmission line in the State of Pará.

•      ENTE (Empresa Norte de Transmissão de Energia S.A.) (jointly controlled — 36.69% stake): Holder of a public service electricity transmission concession, for two 500kV transmission lines in the States of Pará and Maranhão.

•      ERTE (Empresa Regional de Transmissão de Energia S.A.) (jointly controlled — 36.69% stake): Holder of a public service electricity transmission concession, for a 230kV transmission line in the State of Pará.

•      EATE (Empresa Amazonense de Transmissão de Energia S.A.) (jointly controlled — 35.34% stake): Holder of a public service electricity transmission concession, for the 500kV transmission lines between the sectionalizing Substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia.

•      ECTE (Empresa Catarinense de Transmissão de Energia S.A.) (jointly controlled, 13.37% stake): Holder of a public electricity transmission service concession operating a 525kV transmission line in the State of Santa Catarina.

•      Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled — 49.00% stake): Formed in August 2007 to provide complete services of implementation and management of systems for electricity sector companies.

Cemig also has stockholdings in the companies listed below which were at pre-operational stage on September 30, 2009:

•      Companhia de Transmissão Centroeste de Minas (jointly controlled — 51.00% stake): Construction, operation and maintenance of the 345kV Furnas—Pimenta transmission line — part of the national grid.

•      Transchile Charrúa Transmisión S.A. — (“Transchile”) (jointly controlled — 49.00% stake): Implementation, operation and maintenance of the Charrúa—Nueva Temuco 220kV transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2) — PRESENTATION OF THE QUARTERLY INFORMATION

The Quarterly Information (ITR), both for the holding company, and the consolidated information, was prepared according to Brazilian accounting practices, comprising: the Brazilian Corporate Law; the statements, orientations and interpretations issued by the Brazilian Accounting Statements Committee; rules of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of Brazilian electricity concessions, issued by the Brazilian National Electricity Agency, Aneel.

This Quarterly Information (ITR) has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual financial statements at December 31, 2008. Hence this Quarterly Information should be read in conjunction with those annual accounting statements.

Additionally, to optimize the information provided to the market, the Company is presenting, in Explanatory Note 35, income statements separated by company. All the information presented was obtained from the accounting records of the Company and its subsidiaries.

Change in the Brazilian Corporate Law

Law 11638/07 changed, repealed and created new provisions in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of Accounting Statements. Among other aspects, these changed the criterion for recognition and valuation of assets and liabilities. These changes, in effect from January 1, 2008, aim to increase the transparency of the accounting statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to convergence with international financial reporting standards (IFRS).

Law 11638/07, and Provisional Measure 449/08 (which was converted into Law 11941 of May 27, 2009), changed Law 6404/76 in aspects related to the preparation and disclosure of accounting statements.

Cemig first adopted the changes to the Corporate Law introduced by Law 11638, approved on December 28, 2007, as amended by Provisional Measure 449 of December 3, 2008, in the preparation of its accounting statements for 2008.

Criterion for consolidation of the Quarterly Information

The Quarterly Information (ITR) of the subsidiaries and jointly-controlled companies mentioned in Explanatory Note 1 has been consolidated. The jointly-controlled subsidiaries were consolidated based on the method of proportional consolidation, applicable to each component of their accounting statements. All the subsidiaries, including those that are jointly controlled, follow accounting practices that are consistent with those of the holding company.

In the consolidation, the holdings of the holding company in the Stockholders’ equity of the controlled companies, and the significant balances of assets, liabilities, revenues and expenses arising from transactions effected between the companies, have been eliminated.

The portion relating to the holdings of minority stockholders in the Stockholders’ equity of the subsidiaries is shown separately in Liabilities.

The accounting statements of Transchile, for the purpose of consolidation, are converted from Chilean accounting principles to Brazilian accounting principles, with Chilean pesos being converted to Reais at the exchange rate of the last day of the quarter, since the functional currency of Cemig is the Real.

The dates of the accounting statements of the subsidiaries and jointly-controlled subsidiaries used for calculation of equity gains (losses) and consolidation coincide with those of the holding company.

3) — CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Bank accounts	99,587	139,371	9,033	33,694
Cash investments
Bank certificates of deposit	2,584,619	2,025,418	108,498	87,068
Treasury Financial Notes (LFTs)	41,983	28,517	196	179
National Treasury Notes (LTNs)	8,507	14,802	176	330
Others	34,473	42,169	42	51
	2,669,582	2,110,906	108,912	87,628

	2,769,169	2,250,277	117,945	121,322

Cash investments consist of transactions carried out with Brazilian financial institutions. These transactions are contracted at normal market rates and conditions. They have high liquidity, are promptly convertible into a known amount of cash, and are subject to an insignificant risk of change in value.

These financial investments are, substantially, bank certificates of deposit and fixed income funds, remunerated, substantially, by the variation on CDIs (interbank certificates of deposit), at returns varying from 101.00% to 103.00% of the CDI rate.

4) — CONSUMERS AND TRADERS

Current assets

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Retail supply invoiced	1,995,272	1,803,031	50,000	50,997
Retail supply not invoiced	598,024	733,918	—	—
Wholesale supply to other concession holders	54,926	80,372	—	—
(-) Provision for doubtful receivables	(437,966)	(383,825)	(50,000)	(50,997)
	2,210,256	2,233,496	—	—

Credits receivable in Non-current assets (Long-term receivables) from an industrial consumer of Cemig D and Cemig GT, in the amount of R$ 99,352 at September 30, 2009, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan (made by Ministerial Order 45 of 1986), are recorded in the accounts. The Company expects that the amounts mentioned will be received in full.

Under rules laid down by Aneel, the criteria for constitution of provisions are as follows:  (i) for consumers with significant debts payable, an individual analysis is made of the balance, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, the following are provisioned in full: debts receivable and unpaid for more than 90 days from residential consumers; more than 180 days from commercial consumers; and more than 360 days for the other consumer categories.

The Provision for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets.

5) — REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, resulted in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as follows:

	Consolidated
	09/30/2009	06/30/2009
Assets
“Portion A” — Note 6	307,991	383,486
Traders — transactions in “Free Energy” during the rationing program — Note 8	20,977	22,319
PIS, Cofins and Pasep taxes — Note 13	46,240	46,240
Pre-paid expenses — CVA — Note 9	1,039,525	1,177,683
Review of Tariff for Use of the Distribution System (TUSD)	—	3,089
Recovery of discounts on the TUSD	3,290	9,161
Low-income subsidy	51,344	35,904
Transmission Tariff Review - “Adjustment Portion” — Note 7	136,388	158,090
Other regulatory assets	10,207	12,334
	1,615,962	1,848,306
Liabilities
Purchase of electricity during the rationing period	(122)	(12,148)
Amounts to be restituted in the tariff — CVA — Note 9	(679,413)	(635,779)
Review of Tariff for Use of the Distribution System (TUSD)	(6,382)	(10,760)
CCEAR contract exposure between sub-markets	(11,576)	(17,147)
Adjustment to the “Reference Company”	(54,260)	(80,375)
Financial adjustment for the 2008 Tariff Review	(83,198)	(123,240)
Other regulatory liabilities	(8,868)	(9,780)
	(843,819)	(889,229)

Taxes, charges and contributions — Deferred liabilities — Note 18	(51,950)	(69,193)
	(895,769)	(958,422)

Total	720,193	889,884

6) — THE EXTRAORDINARY TARIFF RECOMPOSITION, AND “PORTION A”

The Brazilian federal government, through the Electricity Emergency Chamber (GCE), signed an agreement with the electricity distributors and generators in 2001, named “The General Agreement for the Electricity Sector”, which set criteria for ensuring the economic and financial equilibrium of concession contracts and for “recomposition” of the extraordinary revenues and losses which occurred during the Rationing Program, through an Extraordinary Tariff Recomposition (“RTE”), given to compensate for the variation in non-manageable costs of “Portion A” that took place in the period from January 1 to October 25, 2001.

a) The Extraordinary Tariff Recomposition

The RTE came into effect on December 27, 2001, through the following tariff adjustments:

•           Adjustment of 2.90% for consumers in the residential classes (excluding low-rental consumers), and consumers in the rural, public-illumination and high-voltage industrial categories for whom the cost of electricity represents 18.00% or more of the average cost of production and which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•           Increase of 7.90% for other consumers.

The RTE was used to compensate the following items:

•           Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between Cemig’s estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by Aneel. Calculation of this value did not take into account any losses from default by consumers.

•           Pass-through to be made to the generators who bought energy in the MAE — which was succeeded in 2004 by the Electricity Trading Chamber — (“the CCEE”), in the period from June 1, 2001 to February 28, 2002, for more than R$ 49.26/MWh (referred to as “Free Energy”).

The period of validity of the RTE of Cemig D and of Light Serviços de Eletricidade S.A. (“Light SESA”), of 74 months, expired in February 2008.

b) “Portion A”

The items of “Portion A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which actually took place in the period.

The recovery of “Portion A” began in March 2008, shortly after the end of the period of validity of the RTE, using the same recovery mechanisms, that is to say, the adjustment that was applied to tariffs for compensation of the amounts of the RTE will continue in effect for compensation of the items of “Portion A”.

The “Portion A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset, and there is no time limit for their realization.

As and when amounts of “Portion A” are received through the tariff, Cemig transfers those amounts from Assets to the Income statement.  In the case of Cemig D (Cemig Distribuição S.A.), the amounts transferred in 2009 are as follows:

Amounts transferred to expenses	09/30/2009	06/30/2009
Energy bought for resale	143,829	93,758
Fuel Consumption Account — CCC	63,688	41,516
Global Reversion Reserve — RGR	6,364	4,149
Tariff for transport of electricity from Itaipu	2,456	1,601
Tariff for use of national grid transmission facilities	16,449	10,723
Royalties for use of water resources	5,649	3,682
Connection — Realization of “Portion A”	347	226
Delivery service inspection charge	596	388
	239,378	156,043

Composition of the balances of “Portion A”

The amounts to be received in relation to “Portion “A”, recorded in Assets, are:

	Consolidated
	09/30/2009	06/30/2009

Cemig D
Compensation of the items of “Portion A”	814,833	806,994
Amounts received	(506,842)	(423,508)
Total of “Portion A”	307,991	383,486

Current assets	307,991	317,042
Non-current assets	—	66,444

7) — THE REVIEW OF THE TRANSMISSION TARIFF

Cemig GT’s first Tariff Review was approved by the Council of Aneel on June 17, 2009. In it Aneel set the percentage for repositioning of the Company’s Permitted Annual Revenue (RAP) at 5.35%, backdated to 2005.

Aneel established a financial component of R$ 158,090 to be paid to the Company through the “Adjustment Portion” (“PA”) in 24 months. This is the backdated effect of the tariff repositioning over the period from July 1, 2005 to June 30, 2009. The first installment, of R$ 85,732, was incorporated into the adjustment for the 2009–10 cycle, and the second portion, of R$ 72,358, will be compensated in the 2010–11 adjustment.

As and when amounts of the “Adjustment Portion” are received through the tariff, the Company transfers the corresponding amount records in Assets to the Income statement.  The record of accounting of the “Adjustment Portion” is as follows:

Components of the “Adjustment Portion”

	Balance on 06/30/2009	Monetary updating	Amortization	Balance on 09/30/2009
National grid	128,823	(226)	(17,037)	111,560
Frontier areas	13,899	(13)	(2,633)	11,253
Other Transmission Facilities (“DIT”)	15,368	(30)	(1,763)	13,575
	158,090	(269)	(21,433)	136,388

Current				82,321
Non-current				54,067

As specified in the Company’s concession contract, the calculations of the revision were made on the basis of the whole of the Company’s transmission assets, and not only on the assets relating to the new facilities.

8) — TRADERS — TRANSACTIONS IN “FREE ENERGY”

The receivables of the subsidiary Cemig GT for transactions in “Free Energy” in the Electricity Trading Chamber (CCEE) during the period of the Rationing Program are as follows:

	Consolidated
	09/30/2009	06/30/2009
ASSETS
Amounts to be received from distributors	39,180	40,132
Provision for losses in realization	(18,203)	(17,813)
	20,977	22,319

Current	10,120	17,573
Non-current	10,857	4,746

The amounts receivable in Assets are the difference between the prices paid by Cemig GT in the transactions in energy on the CCEE, during the period when the Rationing Program was in effect, and R$ 49.26/MWh. This difference is to be reimbursed by the distributors through the amounts raised by means of the RTE, as defined in the General Agreement for the Electricity Sector.

In accordance with Aneel Resolution 36 of January 29, 2003, the electricity distributors have, since March 2003, been collecting the amounts obtained monthly by means of the RTE and passing them through to the generators and distributors that have amounts to be received, among which Cemig GT is included.

The amounts receivable by Cemig GT are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of certain court proceedings in progress, brought by market agents, in relation to interpretation of the rules in force at the time of the transactions on the CCEE, could result in changes in the amounts recorded.

Provision for losses in realization

The provision currently constituted, of R$ 18,203, represents the losses that are expected as a result of the period of receipt of the RTE from the distributors that are still passing through funds to the Company not being sufficient for complete settlement of the amounts owed.

9) — ANTICIPATED EXPENSES AND REGULATORY LIABILITIES — CVA

The balance on the Account to Compensate for Variation of Portion A items (known as the “CVA” account) is made up of the positive and negative differences between the estimate of non-manageable costs used for deciding the tariff adjustment, and the payments actually made. The variations resulting from the calculation are compensated in the subsequent tariff adjustments.

The balance on the CVA account is shown below:

	Consolidated
	09/30/2009	06/30/2009

Cemig D	292,518	478,236
RME — Light	67,594	63,668
	360,112	541,904

Current assets	629,237	632,644
Non-current assets	410,288	545,039
Current liabilities	(361,392)	(224,826)
Non-current liabilities	(318,021)	(410,953)
	360,112	541,904

10) — TAXES SUBJECT TO OFFSETTING

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
Current
ICMS tax recoverable	229,516	206,492	3,806	3,805
Income tax	785,656	702,031	—	—
Social Contribution tax	287,660	270,499	—	—
Pasep tax	4,783	10,767	—	1
Cofins tax	28,261	26,891	—	1
Others	14,618	18,495	1,385	1,385
	1,350,494	1,235,175	5,191	5,192
Non-current
ICMS tax recoverable	70,252	93,184	426	426
Income tax	170,213	178,397	166,305	178,128
Social Contribution tax	28,129	17,549	28,129	17,549
	268,594	289,130	194,860	196,103

	1,619,088	1,524,305	200,051	201,295

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2009, which will be offset against federal taxes payable, calculated for the year 2009, posted in “Taxes, charges and contributions”.

The credits of ICMS tax recoverable, posted in Long term assets, arise from acquisitions of fixed assets, and can be offset in 48 months.

The Company has filed a consultation with the Minas Gerais State Tax Department for clarification of questions related to the use of part of the ICMS credits recorded in current and non-current assets. The reply is awaited in the fourth quarter of 2009. The transfer to Current assets was made in accordance with the amounts that were already to have been realized in the CIAP (Permanent Assets ICMS Credits Account) and those yet to be realized up to September 2010.

11) — TAX CREDITS

a) Deferred income tax and Social Contribution tax:

Cemig and its subsidiaries have deferred income tax credits, constituted at the rate of 25.00%, and deferred Social Contribution tax credits, at the rate of 9.00%, as follows:

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
Tax credits on temporary differences —
Tax loss carryforwards / Negative taxable balances	222,024	238,366	15,831	24,369
Contingency provisions	191,900	195,739	90,785	94,740
Provisions for losses on realization of amounts receivable for the Extraordinary Tariff Recomposition and “Free Energy”	6,189	10,186	—	—
Regulatory liabilities — Tariff review	45,266	67,052	—	—
Post-employment obligations	92,932	92,947	3,106	3,168
Provision for doubtful receivables	170,062	153,062	17,000	17,339
Provision for Pasep and Cofins taxes — Extraordinary Tariff Recomposition	5,249	5,960	—	—
Financial instruments	66,756	65,961	—	—
FX variation	118,030	114,083	—	—
Others	47,580	39,162	1,056	792
	966,114	982,518	127,778	140,408

Current assets	361,338	327,355	38,299	40,896
Non-current assets	604,776	655,163	89,479	99,512

At its meeting on February 12, 2009, the Board of Directors approved a technical study prepared by the CFO’s department of forecast future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study includes Cemig and its subsidiaries Cemig GT and Cemig D and was also submitted to Cemig’s Audit Board, on February 5, 2009.

In accordance with the individual estimates of Cemig and its subsidiaries, future taxable profits enable the deferred tax asset existing on September 30, 2009 to be realized as follows:

	Consolidated	Holding company

2009	215,158	20,335
2010	273,422	23,953
2011	130,337	25,699
2012	114,957	25,699
2013	113,241	28,912
2014 to 2016	71,890	2,562
2017 to 2019	47,109	618
	966,114	127,778

On September 30, 2009 the holding company had tax credits in the amount of R$ 409,330 not recognized in its Quarterly Information.

The credits not recognized consists basically of the actual loss arising from the assignment of the credits of Accounts receivable from the Minas Gerais State Government to the Credit Receivables Fund in the first quarter of 2006 (as per Explanatory Note 12). As a result of this assignment, the Provision made in previous years for losses on recovery of the amounts became deductible for the purposes of income tax and Social Contribution. The portion not recognized in relation to this issue is R$ 408,320.

Due to the provision of Brazilian tax legislation that allows companies to deduct payments of Interest on Equity from taxable profit, Cemig has adopted the tax option of paying Interest on Equity to its stockholders. In accordance with its tax planning, after the offsetting in the coming years of the offsetable taxes recorded, the Company will pay Interest on Equity in an amount that will reduce its taxable profit to an amount close to or equal to zero. As a consequence, this alternative will eliminate the payment of income tax and the Social Contribution tax by the Holding Company, and the tax loss carryforwards not recognized will not be recovered.

b) Reconciliation of the expense on income tax and Social Contribution:

This table shows the reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution tax (rate 9%) with the expense shown in the Income statement:

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Profit before income tax and Social Contribution tax	2,289,901	2,645,084	1,526,497	1,734,874
Income tax and Social Contribution — nominal expense	(778,566)	(899,328)	(519,009)	(589,857)
Tax effects applicable to:
Equity gain (loss) from subsidiaries	—	—	426,412	511,136
Employees’ profit shares	33,717	22,332	920	787
Non-deductible contributions and donations	(4,986)	(5,529)	(245)	(204)
Tax credits not recognized	1,709	335	81	9
Adjustment to present value	—	(12,102)	—	—
Amortization of goodwill	(5,560)	(4,160)	(5,560)	(4,160)
Tax incentives	16,062	12,608	148	35
Adjustment in income tax and Social Contribution tax — prior year	(11,423)	(7,746)	—	(8,488)
Others	28,390	15,981	536	(429)
Income tax and Social Contribution tax — effective expense	(720,657)	(853,029)	(96,717)	(91,171)

c) Transition taxation regime:

Provisional Measure 449/2008, of December 3, 2008, which was converted into Law 11941 of 2009, instituted the Transition Tax Regime (RTT), which aims to neutralize the impacts of the new accounting methods and criteria introduced by Law 11638/07, in calculation of the taxable amounts for federal taxes.

Application of the RTT is optional for the years 2008 and 2009, and obligatory starting in 2010, for corporate entities subject to Corporate Income Tax, in accordance with the systems of the two tax reporting methods: the “Real Profit” and the “Presumed Profit” methods.

The Company opted for adoption of the RTT in the 2009 corporate tax return — for calendar year 2008 — and additionally will have until November 30, 2009 to prepare the Transition Accounting Tax Monitoring (“FCONT”) created by Normative Instruction 949/2009 of the Brazilian federal tax authority.

12) — ACCOUNTS RECEIVABLE FROM THE GOVERNMENT OF THE STATE OF MINAS GERAIS IN THE FORM OF RIGHTS TO RECEIVABLES

The outstanding credit balance receivable on the CRC (Results Compensation) Account was transferred to the State of Minas Gerais in 1995, under an Agreement to assign that account (“the CRC Agreement”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus monetary updating by the Ufir index.

The First Amendment to the CRC Agreement, signed on January 24, 2001, replaced the monetary updating unit in the agreement, which had been the Ufir, with the IGP-DI inflation index, backdated to November 2000, due to the abolition of the Ufir in October 2000.

Second and Third Amendments to the CRC Agreement were signed in October 2002, setting new conditions for amortization of the credits receivable from the Minas Gerais state government. The main clauses were:

(i) monetary updating by the IGP-DI inflation index; (ii) amortization of the two amendments by May 2015; (iii) interest rates of 6.00% and 12.00% for the Second and Third Amendments, respectively; and (iv) guarantee of retention, in full, of dividends owed to Minas Gerais state, for settlement of the Third Amendment.

a) Fourth Amendment to the CRC Agreement

As a result of default in receipt of the credits specified in the Second and Third Amendments, the Fourth Amendment was signed, with the aim of making possible full receipt of the CRC balance through retention of dividends becoming payable to State Government. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC contract had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments, corresponding to a total of R$ 4,231,937 on September 30, 2009.

The state government is amortizing this debt in 61 consecutive half-yearly installments, becoming due by June 30 and December 31 of each year, from June 2005 to June 2035. The amounts of the portions for amortization of the principal, updated by the IGP-DI inflation index, increase over the period, from R$ 28,828 for the first installment, to R$ 90,068 for the sixty-first (in currency of September 31, 2009).

The debt is being amortized, as priority, by retention of 65% of the minimum obligatory dividends payable to the State Government. If the amount is not enough to amortize the portion becoming due, the retention may be of up to 65% of all and any amount of extraordinary dividends or extraordinary Interest on Equity. The dividends retained are to be used for amortization of the agreement in the following order: (i) settlement of past due installments; (ii) settlement of an installment for the current half-year; (iii) anticipated settlement of up to 2 installments; and, (iv) amortization of the debtor balance.

On September 30, 2009, R$ 76,905 had been amortized in advance, namely the installments of the Agreement to become due on December 31, 2009 and June 30, 2010.

The Fourth Amendment provides that, so as to ensure complete receipt of the credits, the provisions of the Bylaws must be obeyed — they define certain targets to be met annually in conformity with the Strategic Plan, as follows:

Target	Index required
Debt / Ebitda	Less than 2 (1)
(Debt) / (Debt plus Stockholders’ equity)	40% or less (2)
Capital expenditure and acquisition of assets	40%, or less, of Ebitda

Ebitda = Earnings before interest, taxes on profit, depreciation and amortization.

(1)   Less than 2.5 in certain situations specified in the Bylaws.

(2)   50% or less, in certain situations also specified in the Bylaws.

b) Transfer of the CRC credits to a Receivables Investment Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund (“FIDC”). The amount of the FIDC was established by the administrator based on long-term financial projections for Cemig, with estimation of the dividends that will be retained for amortization of the outstanding debtor balance on the CRC Agreement. Based on these projections, the FIDC was valued at a total of R$ 1,659,125, of which R$ 900,000 in senior units and R$ 759,125 in subordinated units.

The senior units were subscribed and acquired by financial institutions and will be amortized in 20 half-yearly installments, from June 2006, updated by the variation of the CDI plus interest of 1.7% of interest per year, guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The updating of the subordinated units corresponds to the difference between the valuation of the FIDC using a rate of 10.00% per year, and the increase in value of the senior units by the variation of the CDI plus interest of 1.70% per year.

Movement in the FIDC in 3Q09 was as follows:

Consolidated and Holding company

Balance at June 30, 2009	1,813,461
Monetary updating on the senior units	23,795
Monetary updating on the subordinated units	17,554
Amortization of the senior units	(73,693)
Balance on September 30, 2009	1,781,117

Composition of the FIDC on September 30, 2009
- Senior units held by third parties	927,631

- Subordinated units owned by Cemig	849,970
Dividends retained by the Fund	3,516
853,486

Total	1,781,117

A portion of the dividends proposed by the Executive Board and the Board of Directors, to be distributed to stockholders arising from the profit for 2008, are posted in Current liabilities. Of the dividends to be distributed, R$ 105,119 is payable to the Minas Gerais State Government, of which R$ 68,327 will be retained for settlement of part of the receivables on the CRC becoming due.

c) Criterion of consolidation for the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units, in the event that the dividends due to the state government are not sufficient for amortization of the installments, the consolidated Quarterly Information presents the balance of the FIDC registered in full in Cemig, and the senior units are presented as a debt under Loans and financings in Current and Non-current liabilities. Similarly, in the consolidation, the monetary updating of the FIDC has been recognized in full as a financial revenue, and in counterpart, the amount of the monetary updating of the senior units is recorded as a cost of debt.

13) — REGULATORY ASSET — PIS, PASEP AND COFINS TAXES

Federal Laws 10637 and 10833 changed the bases of application, and increased the rate, of the PIS, Pasep and Cofins taxes. As a result of these alterations there was an increase in PIS/Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005.

In view of the fact that this increase in the expense should be repaid to the company through tariffs, the credits were registered, in accordance with a criterion laid down by Aneel, as a Regulatory asset, and in counterpart, the expense on PIS, Pasep and Cofins taxes was reduced.

The Company expects reimbursement of this asset in the forthcoming tariff adjustments, in accordance with an administrative appeal filed with Aneel.

14) – INVESTMENTS

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009

In subsidiaries and jointly controlled companies
Cemig GT	—	—	4,324,787	4,058,641
Cemig D	—	—	2,641,436	2,488,194
Rio Minas Energia Participações	—	—	340,600	329,384
Infovias	—	—	277,528	271,380
Gasmig	—	—	348,169	337,459
Rosal Energia	—	—	67,999	100,637
Sá Carvalho	—	—	66,598	109,582
Horizontes Energia	—	—	72,515	70,140
Usina Térmica Ipatinga	—	—	38,147	36,415
Cemig PCH:	—	—	43,947	40,142
Cemig Capim Branco Energia	—	—	39,479	30,411
Companhia Transleste de Transmissão	—	—	14,979	14,182
UTE Barreiro	—	—	3,258	1,289
Companhia Transudeste de Transmissão	—	—	9,493	9,082
Central Hidrelétrica Pai Joaquim	—	—	477	482
Companhia Transirapé de Transmissão	—	—	7,197	6,822
Transchile	—	—	27,029	33,309
Efficientia	—	—	10,855	8,698
Central Termelétrica de Cogeração	—	—	157,524	156,116
Companhia de Transmissão Centroeste de Minas	—	—	11,954	7,165
Cemig Trading	—	—	3,656	3,009
Empresa Paraense de Transmissão de Energia – EPTE	—	—	42,321	38,002
Empresa Norte de Transmissão de Energia – ENTE	—	—	71,817	63,565
Empresa Regional de Transmissão de Energia – ERTE	—	—	13,251	11,615
Empresa Amazonense de Transmissão de Energia – EATE	—	—	156,201	138,509
			8,871	7,839
Axxiom Soluções Tecnológicas	—	—	2,760	2,377
	—	—	8,802,848	8,374,446

In consortia	1,132,256	1,123,354		—
Goodwill on acquisition of stake in Rosal Energia	—	—	29,010	30,391
Goodwill on acquisition of stake in EPTE	—	—	63,993	62,726
Goodwill on acquisition of stake in ENTE	—	—	95,573	93,622
Goodwill on acquisition of stake in ERTE	—	—	23,150	22,655
Goodwill on acquisition of stake in EATE	—	—	374,606	366,836
Goodwill on acquisition of stake in ECTE	—	—	14,970	14,739
In other investments	23,090	23,955	3,505	3,508
	1,155,346	1,147,309	604,807	594,477
	1,155,346	1,147,309	9,407,655	8,968,923

a)                  The main information on the investees is as follows:

		On September 30, 2009
Subsidiaries	No. of shares	Cemig stake %	Registered capital	Stockholders’ equity	Dividends	Profit (Loss)

Cemig GT	2,896,785,358	100.00	2,896,785	4,324,787	159,790	1,003,849
Cemig D	2,261,997,787	100.00	2,261,998	2,641,436	113,653	279,078
Rio Minas Energia	709,309,572	25.00	709,309	1,362,400	—	199,391
Infovias	381,023,385	100.00	225,082	277,528	8,150	21,845
Rosal Energia	46,944,467	100.00	46,944	67,999	—	16,744
Sá Carvalho	361,200,000	100.00	36,833	66,598	—	21,185
Gasmig	409,255,000	55.19	493,780	630,826	—	53,873
Horizontes Energia	64,257,563	100.00	64,258	72,515	—	5,777
Usina Térmica Ipatinga	29,174,281	100.00	29,174	38,147	—	6,870
Cemig PCH:	30,952,000	100.00	30,952	43,947	—	11,685
Cemig Capim Branco Energia	5,528,000	100.00	5,528	39,479	—	24,547
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	59,917	6,896	9,173
UTE Barreiro	11,918,000	100.00	11,918	3,258	—	2,535
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	39,555	483	5,557
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	477	—	(10)
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	29,375	—	4,763
Transchile	27,840,000	49.00	48,340	47,894	—	(18,384)
Efficientia	6,051,994	100.00	6,052	10,855	—	4,541
Central Termelétrica de Cogeração	150,000,000	100.00	150,001	157,524	—	7,399
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	23,439	—	—
Cemig Trading	160,297	100.00	160	3,656	—	3,463
Empresa Paraense de Transmissão de Energia – EPTE	45,000,010	39.33	69,569	107,616	2,348	25,623
Empresa Norte de Transmissão de Energia – ENTE	100,840,000	36.69	120,128	195,746	19,902	54,280
Empresa Regional de Transmissão de Energia – ERTE	23,400,000	36.69	23,400	36,120	6,480	10,780
Empresa Amazonense de Transmissão de Energia – EATE	180,000,010	35.34	273,469	441,988	3,687	117,082
Empresa Catarinense de Transmissão de Energia – ECTE	42,095,000	13.37	42,095	66,368	14,747	18,398
Axxiom Soluções Tecnológicas	7,200,000	49.00	7,200	5,632	—	(810)

		At June 30, 2009			January to September 2008
Subsidiaries	Number of shares	Cemig stake %	Registered capital	Stockholders’ equity	Dividends	Profit (Loss)

Cemig GT	2,896,785,358	100.00	2,896,785	4,058,641	139,007	776,977
Cemig D	2,261,997,787	100.00	2,261,998	2,488,194	113,529	666,037
Rio Minas Energia	709,309,572	25.00	709,309	1,317,534	—	385,208
Infovias	381,023,385	100.00	225,082	271,380	—	13,829
Rosal Energia	86,944,467	100.00	86,944	100,637	—	15,841
Sá Carvalho	860,000,000	100.00	86,833	109,582	—	19,306
GASMIG	409,255,000	55.19	474,497	611,421	—	62,204
Horizontes Energia	64,257,563	100.00	64,258	70,140	—	6,540
Usina Térmica Ipatinga	64,174,281	100.00	64,174	36,415	—	7,511
Cemig PCH	50,952,000	100.00	50,952	40,142	—	7,804
Cemig Capim Branco Energia	45,528,000	100.00	45,528	30,411	5,392	26,256
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	56,729	—	6,284
UTE Barreiro	11,918,000	100.00	11,918	1,289	—	(2,063)
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	37,847	—	2,527
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	482	—	2
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	27,846	—	1,659
Transchile	27,840,000	49.00	61,563	67,976	—	—
Efficientia	6,051,994	100.00	6,052	8,698	—	3,721
Central Termelétrica de Cogeração	150,000,000	100.00	150,001	156,116	—	141
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	14,051	—	—
Cemig Trading	160,297	100.00	160	3,009	—	23,171
Empresa Paraense de Transmissão de Energia – EPTE	45,000,010	38.35	69,569	99,077	10,414	16,608
Empresa Norte de Transmissão de Energia – ENTE	100,840,000	35.78	120,128	177,641	—	30,483
Empresa Regional de Transmissão de Energia – ERTE	23,400,000	35.78	23,400	32,463	—	7,259
Empresa Amazonense de Transmissão de Energia – EATE	180,000,010	34.47	273,469	401,849	42,459	65,630
Empresa Catarinense de Transmissão de Energia – ECTE	42,095,000	13.08	42,095	59,924	—	15,699
Axxiom Soluções Tecnológicas	4,200,000	49.00	4,200	4,851	—	(338)

The movement in investment in subsidiaries is as follows:

	30.06.2009	Equity gain (loss)	Injection (reduction) of capital	Dividends proposed	Others	30.09.2009

Cemig GT	4,058,641	319,211	—	(52,654)	(411)	4,324,787
Cemig D	2,488,194	190,693	—	(37,451)	—	2,641,436
Rio Minas Energia	329,384	11,216	—	—	—	340,600
Infovias	271,380	6,148	—	—	—	277,528
Rosal Energia	100,637	7,362	(40,000)	—	—	67,999
Sá Carvalho	109,582	7,016	(50,000)	—	—	66,598
Gasmig	337,459	10,623	—	—	87	348,169
Horizontes Energia	70,140	2,375	—	—	—	72,515
Usina Térmica Ipatinga	36,415	1,732	—	—	—	38,147
Cemig PCH:	40,142	3,805	—	—	—	43,947
Cemig Capim Branco Energia	30,411	9,068	—	—	—	39,479
Companhia Transleste de Transmissão	14,182	797	—	—	—	14,979
UTE Barreiro	1,289	1,968	—	—	1	3,258
Companhia Transudeste de Transmissão	9,082	410	—	—	1	9,493
Central Hidrelétrica Pai Joaquim	482	(5)	—	—	—	477
Companhia Transirapé de Transmissão	6,822	375	—	—	—	7,197
Transchile	33,309	(9,008)	5,405	—	(2,677)	27,029
Efficientia	8,698	2,156	—	—	1	10,855
Central Termelétrica de Cogeração	156,116	1,407	—	—	1	157,524
Companhia de Transmissão Centroeste de Minas	7,165	4,789	—	—	—	11,954
Cemig Trading	3,009	646	—	—	1	3,656
Empresa Paraense de Transmissão de Energia – EPTE	38,002	3,165	1,153	—	1	42,321
Empresa Norte de Transmissão de Energia – ENTE	63,565	6,642	1,610	—	—	71,817
Empresa Regional de Transmissão de Energia – ERTE	11,615	1,342	294	—	—	13,251
Empresa Amazonense de Transmissão de Energia – EATE	138,509	13,070	4,553	—	69	156,201
Empresa Catarinense de Transmissão de Energia – ECTE	7,839	861	170	—	1	8,871
Axxiom Soluções Tecnológicas	2,377	(109)	490	—	2	2,760
	8,374,446	597,755	(76,325)	(90,105)	(2,923)	8,802,848

b)                  Goodwill on the acquisition of Light

A discount was ascertained on the acquisition, corresponding to the difference between the amount paid by RME and the book value of the stake in the stockholders’ equity of Light, in the amount of R$ 364,961 (Cemig’s portion is 25.00%). This discount arises from the estimate of the results of future years as a function of the commercial operation of the electricity distribution and generation concessions, and is being amortized from October 2006 to May 2026, the date of the termination of the distribution concession, on a straight-line basis. The remaining value of the discount (R$ 77,322) is presented in the consolidation as a non-current asset, in the account line Other obligations.

c)                  Goodwill on acquisition of stake in electricity transmission companies in 2006

The goodwill on the acquisition of the electricity companies:

Empresa Amazonense de Transmissão de Energia S.A. – EATE,

Empresa Paraense de Transmissão de Energia S.A. – EPTE,

Empresa Norte de Transmissão de Energia S.A. – ENTE,

Empresa Regional de Transmissão de Energia S.A. – ERTE, and

Empresa Catarinense de Transmissão de Energia S.A. – ECTE,

corresponding to the difference between the amount paid and the book value of the stake in the stockholders’ equity of the jointly-controlled subsidiaries, arises from the expectation of future earnings on the basis of the commercial operation of the transmission concessions. The goodwill will be amortized over the remaining period of the concessions (from August 2006 to 2030/2032).

In the consolidated Quarterly Information the value of the goodwill has been incorporated into Intangible assets, on the basis of the value attributed to the use of the concession.

d)                  Goodwill on the acquisition of stakes in wind farms in 2009

The goodwill on the acquisition of the electricity companies: Central Eólica Praias de Parajuru S.A., Central Eólica Praias de Morgado S.A. and Central Eólica Volta do Rio S.A., corresponding  to the difference between the  amount paid and the accounting value of the stake in the stockholders’ equity of the jointly-controlled subsidiaries arises from added value of the concession as a function of its commercial operation in the period specified by the regulator. The goodwill will be amortized over the remaining period of validity of the concessions.

The net consolidated assets acquired of the Wind power companies at August 14, 2009 are as follows:

	Morgado	Parajuru	Volta do Rio	Total
ASSETS
Currant assets	7,128	7,257	86,527	100,912
Property, plant and equipment	81,067	88,254	71,033	240,354
Other assets	1,503	177	—	1,680
TOTAL ASSETS	89,698	95,688	157,560	342,946

LIABILITIES
Current liabilities	1,449	6,024	12,606	20,079
Long-term financing	62,007	55,281	86,167	203,455
Other long-term liabilities	343	—	1,500	1,843
TOTAL LIABILITIES	63,799	61,305	100,273	225,377

NET CONSOLIDATED ASSETS	25,899	34,383	57,287	117,569

Total purchase price with goodwill	25,899	34,383	57,287	117,569
Goodwill in the acquisition	43,843	31,163	30,808	105,814
Total purchase price	69,742	65,546	88,095	223,383

Cash and Cash equivalents	(4,781)	(4,007)	(13,216)	(22,004)

Cash flow less cash acquisiton of subsidiary	64,961	61,540	74,879	201,380

e)                  Consortia

Cemig participates in consortia for electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession, the controls being maintained in the books of account of Cemig, of the specific portion equivalent to the investments made, as follows:

	Stake in the electricity generated %	Average annual depreciation rate %	Consolidated 09/30/2009	Consolidated 06/30/2009

In service
Porto Estrela Plant	33.33	2.48	38,625	38,625
Igarapava Plant	14.50	2.58	55,554	55,554
Funil Plant	49.00	2.40	181,595	181,595
Queimado Plant	82.50	2.45	206,724	193,599
Aimorés Plant	49.00	2.50	549,538	549,538
Amador Aguiar I e II Plants	21.05	2.51	55,588	54,466
Accumulated depreciation			(131,476)	(128,345)
Total, in service			956,148	945,032

In progress
Queimado Plant	82.50		—	13,125
Funil Plant	49.00		1,008	872
Aimorés Plant	49.00		1,058	—
Baguari Plant	34.00		174,042	164,325
Total, under progress			176,108	178,322

Total, consortia			1,132,256	1,123,354

The depreciation of the goods contained in the property, plant and equipment of the consortia is calculated by the straight-line method, based on rates established by Aneel.

f)                    New acquisitions

Acquisition of 65.85% of Terna Participações S.A.

On April 23, 2009 Cemig GT acquired, from Terna S.p.A., 65.85% of Terna Participações S.A., a holding company operating in electricity transmission, with a presence in 11 of Brazil’s States, for R$ 2.15 billion.  The holding company controls a total of six companies which, in aggregate, operate a total of more than 3,750 km of transmission lines.

On August 5, 2009 Cemig’s Board of Directors approved, as an alternative to acquisition of all of the shares of Terna Participações S.A. (“Terna”) held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), as specified as optional under the Share Purchase Agreement signed on that date between Cemig GT and Terna S.p.A., the possibility of reduction of the final stockholding interest to be held by Cemig GT in Terna, in that acquisition, to a minimum level of 50% less 1 (one) of the common shares in Terna, and, as to the preferred shares, to a minimum representing the percentage realized by the Public Offer to purchase the shares of the minority stockholders in that company, through a partnership to be constituted with Fundo de Investimentos em Participação Coliseu (FIP Coliseu).

On October 19, 2009 Cemig GT published its announcement of completion of the public distribution of units of the First Issue by FIP Coliseu, structured by Banco Modal S.A., in the total amount of R$ 1,330,000. The amount was sufficient for that fund to acquire 51% of the common shares of Terna Participações S.A. (“Terna”). A meeting of the Board of Directors has been scheduled to decide on the contractual instruments that will regulate the Company’s partnership with FIP Coliseu in the acquisition of 100% of the shares of Terna held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), subject of the Share Purchase Agreement signed on April 23, 2009 between Cemig GT and Terna S.p.A. as announced on that date.

On November 3, 2009 that Share Purchase Agreement signed with Terna S.p.A. was settled, with payment and transfer of the shares owned by Terna to Transmissora do Atlântico de Energia Elétrica S.A. — Taesa, in which Cemig GT holds 49% of the registered capital.

The purchase was of 173,527,113 common shares, representing approximately 65.85% of the total capital of Terna.

The stockholders of Taesa are Cemig GT and Fundo de Investimentos em Participações Coliseu. On a date to be announced, Taesa will make a public offer for acquisition of the shares of Terna in circulation, to ensure that the other stockholders of Terna receive the same treatment given to Terna S.p.A.

Constitution of the UHE Itaocara, PCH Paracambi and PCH Lajes Consortia

On July 3, 2008 the Board of Directors authorized Cemig GT to take stakes of 49% in three projects in partnership with Light: the Itaocara Hydro Project, and the Paracambi and Lajes Small Hydro Plants (PCHs); and to enter into the following contracts between Cemig GT and subsidiaries of Light, for constitution of consortia:  The UHE Itaocara Consortium, in partnership with Itaocara Energia Ltda.; the PCH Paracambi Consortium, in partnership with Lightger Ltda.; and the PCH Lajes Consortium, in partnership with Light Energia S.A.; the object in all cases being analysis of technical and economic feasibility, preparation of the plans, construction, operation, maintenance and commercial operation of the respective projects. All these private contracts are pending authorizations or consents from the competent regulatory bodies, including Aneel.

15) – FIXED ASSETS

	Consolidated
	09/30/2009			06/30/2009
	Historic cost	Accumulated depreciation	Net value	Net value
In service	22,033,660	(9,773,894)	12,259,766	11,943,841
Distribution	11,770,890	(5,334,639)	6,436,251	6,140,358
Generation	7,388,091	(3,178,940)	4,209,151	4,176,177
Transmission	1,989,246	(762,863)	1,226,383	1,234,181
Management	407,684	(282,885)	124,799	131,362
Telecoms	364,344	(182,520)	181,824	179,033
Gas	113,405	(32,047)	81,358	82,730

In progress	2,436,560	—	2,436,560	2,150,329
Distribution	1,110,287	—	1,110,287	1,289,038
Generation	570,719	—	570,719	347,712
Transmission	250,133	—	250,133	177,063
Management	247,354	—	247,354	148,068
Telecoms	35,010	—	35,010	33,830
Gas	223,057	—	223,057	154,618
Total fixed assets	24,470,220	(9,773,894)	14,696,326	14,094,170
“Special Obligations” linked to the concession	(2,704,967)	176,490	(2,528,477)	(2,536,421)
Net fixed assets	21,765,253	(9,597,404)	12,167,849	11,557,749

“Special Obligations linked to the Concession” refers basically to contributions by consumers for carrying out of works necessary to meet requests for supply of electricity.

Under Aneel Resolution 234 of October 2006, amended by Resolution 338 of November 25, 2008 and Aneel Circular 1314 of June 27, 2007, the balances of the “Special Obligations” linked to assets will now be amortized as from the second Tariff Review cycle of Cemig D and Light (in 2008), at a percentage corresponding to the average rate of depreciation of the assets.

Some land sites and buildings of the subsidiaries, registered in Fixed assets – Administration, have been given in guarantee for lawsuits involving tax, labor-law, civil disputes and other contingencies in the net amount, net of depreciation, of R$ 7,519 on September 30, 2009 (R$ 7,661 on June 30, 2009).

16) – INTANGIBLE

	Consolidated
	09/30/2009			06/30/2009
	Historic cost	Accumulated amortization	Net value	Net value
In service	1,224,861	(311,885)	912,976	720,645
Distribution	57,301	(40,344)	16,957	17,129
Generation	179,575	(81,989)	97,586	34,443
Transmission	626,536	(38,868)	587,668	606,417
Management	359,067	(150,684)	208,383	60,831
Telecoms	712	—	712	265
Gas	1,670	—	1,670	1,560

In progress	145,524	—	145,524	224,912
Distribution	10,305	—	10,305	51,820
Generation	106,851	—	106,851	32,917
Transmission	2,196	—	2,196	1,585
Management	26,172	—	26,172	138,590
Intangible, net	1,370,385	(311,885)	1,058,500	945,557

17)          SUPPLIERS

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
Current
Wholesale supply and transport of electricity -
Eletrobrás – energy from Itaipu	162,707	177,538	—	—
Furnas	56,337	52,924	—	—
CCEE	32,257	63,313	—	—
Others	269,915	211,594	—	—
	521,216	505,369	—	—
Materials and services	226,991	261,481	5,687	5,762
	748,207	766,850	5,687	5,762
Non-current (*)
Wholesale electricity supply -
Purchase of “Free Energy” during the rationing period	122	78	—	—
Other generators and distributors	1,277	1,095	—	—
Materials and services	1,745	1,655	—	—
	3,144	2,828	—	—

(*) Presented in the line “Other obligations”

18) – TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
Current
Income tax	571,448	376,501	42,061	27,809
Social Contribution tax	199,462	132,580	15,384	10,616
ICMS tax	299,697	287,537	18,091	18,095
Cofins tax	76,763	74,197	6,835	14,546
Pasep tax	19,632	18,962	1,483	3,158
Social security system	18,677	19,182	1,417	1,393
Others	31,919	20,798	905	900
	1,217,776	929,757	86,176	76,517

Deferred obligations
Income tax	38,361	42,905	—	—
Social Contribution tax	12,589	15,451	—	—
Cofins tax	6,491	8,904	—	—
Pasep tax	1,409	1,933	—	—
	58,850	69,193	—	—
	1,276,448	998,950	86,176	76,517

Non-current

Deferred obligations
Income tax	251,311	242,167	—	—
Social Contribution tax	63,132	59,913	—	—
Cofins tax	236,598	189,694	—	—
Pasep tax	51,097	40,833	—	—
Others	7,035	6,338	—	—
	609,173	538,945	—	—

The “deferred obligations” under Current refer basically to the assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory issues, and become due as and when these assets and liabilities are realized.

The non-current obligations for Pasep and Cofins taxes refer to the legal action challenging the constitutionality of the inclusion of ICMS tax in the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company obtained a Court injunction enabling it not to make the payment, and authorizing payment into Court starting in 2008, in the amount of R$ 204,745.

The non-current deferred obligations for income tax and Social Contribution tax refer to the recognition of financial instruments (FX variation, and hedge transactions) by the cash method, which are payable as and when realized, by payment or redemption, and to the marking to market and adjustment to present value of financial instruments, implemented by the change in the Corporate Law, to be reversed as and when realized.

19) – LOANS, FINANCINGS AND DEBENTURES

				Consolidated
	Principal			09/30/2009			06/30/2009
FINANCING SOURCES	maturity	Annual financial cost (%)	Currency	Current	Non-current	Total	Total
FOREIGN CURRENCY
ABN Amro Bank N.A. (3)	2013	6.00	US$	23,708	66,679	90,387	97,710
ABN Amro Real S.A.(4)	2009	6.35	US$	7,058	—	7,058	7,392
Banco do Brasil –Various bonds (1)	2024	Various	US$	11,070	62,994	74,064	72,107
Banco do Brasil (5)	2009	3.90	JPY	79,182	—	79,182	80,214
Banco Paribas	2012	5.89	Euro	2,942	4,345	7,287	9,361
Banco Paribas	2010	Libor + 1.875	US$	21,053	—	21,053	22,860
KFW	2016	4.50	Euro	1,861	11,152	13,013	13,553
Unibanco (6)	2009	6.50	US$	8,539	—	8,539	9,221
Unibanco (7)	2009	6.50	US$	3,700	—	3,700	4,005
Unibanco (8)	2009	5.00	US$	15,517	—	15,517	16,817
Brazilian National Treasury (10)	2024	Libor + Spread	US$	4,375	23,479	27,854	27,071
Santander (13)	2009	7.00	US$	9,550	—	9,550	5,328
Banco do Brasil	2009	8.66	US$	2,433	—	2,433	2,707
Banco InterAmericano del Desarrollo (13)	2026	4.20	US$	374	32,368	32,742	40,944
Others	2025	Various	Various	8,581	4,479	13,060	14,610
Debt in foreign currency				199,943	205,496	405,439	423,900

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00 of CDI	R$	75,157	—	75,157	75,164
Banco do Brasil	2009	111.00 of CDI	R$	131,356	—	131,356	128,244
Banco do Brasil	2013	CDI + 1.70%	R$	20,646	96,625	117,271	116,241
Banco do Brasil	2013	107.60 of CDI	R$	5,031	126,000	131,031	128,020
Banco do Brasil	2014	104.10 of CDI	R$	48,992	1,200,000	1,248,992	1,221,213
Banco Itaú BBA	2014	CDI + 1.70%	R$	63,736	258,311	322,047	325,034
Banco Votorantim	2010	113.50 of CDI	R$	1,391	54,371	55,762	54,412
Banco Votorantim	2013	CDI + 1.70%	R$	26,820	76,302	103,122	102,574
Brazilian Development Bank (BNDES)	2026	TJLP +2.34	R$	3,231	116,097	119,328	108,980
Bradesco	2014	CDI + 1.70%	R$	80,712	322,617	403,329	395,086
Debentures (12)	2009	CDI + 1.20%	R$	388,234	—	388,234	378,768
Debentures (12)	2011	104.00 of CDI	R$	24,567	238,816	263,383	257,531
Debentures — Minas Gerais state government(12) (15)	2031	IGP-M	R$	—	35,978	35,978	34,934
Debentures (12)	2014	IGP-M + 10.50%	R$	10,302	300,784	311,086	304,406
Debentures (12)	2017	IPCA + 7.96	R$	27,276	439,751	467,027	455,185
Eletrobrás	2013	Finel + 7.50 to 8.50	R$	12,326	39,031	51,357	54,480
Eletrobrás	2023	Ufir, RGR + 6.00 to 8.00%	R$	42,470	320,317	362,787	346,874
Santander	2013	CDI + 1.70%	R$	21,365	59,755	81,120	80,748
Unibanco	2009	CDI + 2.98%	R$	109,513	—	109,513	106,371
Unibanco	2013	CDI + 1.70%	R$	61,507	270,342	331,849	334,339
Banco do Nordeste do Brasil	2010	TR + 7.30	R$	55,727	—	55,727	72,897
Unibanco (2)	2013	CDI + 1.70%	R$	21,420	55,190	76,610	74,651
Itaú and Bradesco (9)	2015	CDI + 1.70%	R$	139,657	787,974	927,631	977,529
Minas Gerais Development Bank	2025	10.00	R$	690	9,197	9,887	10,049
Banco do Brasil(14)	2020	TJLP + 2.55	R$	683	28,223	28,906	29,588
Unibanco(14)	2021	TJLP + 2.55	R$	172	7,018	7,190	7,364
BNDES — Finem (10)	2014	TR + 4.30	R$	21,076	82,615	103,691	108,876
Debentures I and IV (10)	2010/2015	TJLP + 4.00	R$	1,965	24	1,989	4,046
Debentures V (10)	2014	CDI + 1.50%	R$	18,482	221,675	240,157	241,673
Debentures VI (10)	2011	115 of CDI	R$	2,501	73,841	76,342	—
CCB Bradesco (10)	2017	CDI + 0.85%	R$	12,746	112,500	125,246	122,304
ABN Amro (10)	2010	CDI + 0.95%	R$	20,180	—	20,180	20,761
Itaú (10)	2010	125 of CDI	R$	—	—	0	25,382
Regional Development Bank of the Extreme South (16)	2022	TJLP + 4.55	R$	548	6,099	6,647	6,591
Unibanco (16)	2021	TJLP + 4.55	R$	186	2,055	2,241	2,452
Banco Itaú (16)	2022	TJLP + 4.55	R$	559	6,155	6,714	6,650
Unibanco(16)	2022	IGP-M + 9.85%	R$	647	4,195	4,842	4,481
BNDES (17)	2033	TJLP + 2.4	R$	—	171,408	171,408	162,354
Debentures (17)	2013	IPCA + 6.5	R$	—	157,703	157,703	154,503
BNDES – Principal Subcredit A/B/C/D (11)	2014/2016	Various	R$	43,648	236,346	279,994	282,037
CCB Banco Bradesco (18)	2009	CDI + 0.84%	R$	7,350	—	7,350	2,028
Caixa Ec. Fed. (Federal Savings Bank) (19)	2022	TJLP + 3.5	R$	—	62,462	62,462	—
Caixa Ec. Fed. (Federal Savings Bank) (20)	2021	TJLP + 3.5	R$	—	55,863	55,863	—
Caixa Ec. Fed. (Federal Savings Bank) (21)	2022	TJLP + 3.5	R$	—	86,730	86,730	—
Others	2017	Various	R$	6,120	31,902	38,021	39,293
Debt in Brazilian currency				1,508,989	6,154,272	7,663,261	7,364,113
Overall total, consolidated				1,708,932	6,359,768	8,068,700	7,788,013

(1)	Interest rates vary:	2.00 to 8.00 % p.a.;
Six-month Libor plus spread of 0.81 to 0.88% per year;
(2)	Loan of the holding company;
(3) to (8)

“Swaps” for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account: (3) CDI + 1.50% p.a.; (4) CDI + 2.12% p.a.; (5) 111.00% of CDI; (6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.;

(9)	Refers to the senior units of the credit rights funds. See Explanatory Note 12;
(10)	Loans, financings and debentures of RME (Light).

(11)	Consolidated loans and financings of the transmission companies acquired in August 2006.
(12)	Nominal, unsecured, book-entry debentures not convertible into shares, without preference.
(13)	Financing of Transchile.
(14)	Financing of Cachoeirão.
(15)	Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.
(16)	Consolidated loans and financings of Lumitrans, subsidiary of EATE.
(17)	Loan contracted for the jointly-controlled subsidiary Madeira Energia.
(18)	Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.
(19)	Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A. .
(20)	Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A. .
(21)	Loan contracted for the jointly-controlled subsidiary Praia de Volta do Rio S.A.

The consolidated composition of loans, by currency and indexor, with the respective amortization, is as follows:

	2009	2010	2011	2012	2013	2014	2015	2016	2017 and subsequent years	Total
Currency
US dollar	71,324	51,122	35,877	32,947	29,898	4,897	2,176	2,176	72,072	302,489
Euro	1,048	4,613	4,613	3,164	1,716	1,716	1,716	1,714	—	20,300
Yen	79,182	—	—	—	—	—	—	—	—	79,182
UMBNDES ( ** )	181	445	332	332	332	332	332	332	850	3,468
	151,735	56,180	40,822	36,443	31,946	6,945	4,224	4,222	72,922	405,439

Indexor
IPCA (Expanded Consumer Price Index)	27,276	613	1,225	103,121	55,197	—	146,584	146,584	146,583	627,183
Ufir (Fiscal Reference Unit)	10,442	45,576	53,334	49,853	44,203	42,836	38,290	30,877	48,458	363,869
Interbank CD - CDI	815,877	646,464	807,724	947,051	1,095,475	649,492	241,523	19,373	22,073	5,245,052
Eletrobrás Finel internal index	3,082	12,325	12,326	12,326	11,298	—	—	—	—	51,357
URTJ ( * )	20,342	81,092	91,005	91,167	91,167	94,227	57,835	41,772	339,702	908,309
IGP-M inflation index	11,556	2,299	2,397	2,388	2,386	303,132	1,312	1,283	44,635	371,388
UMBNDES ( ** )	1,520	5,824	6,637	6,637	6,637	6,637	1,145	—	—	35,037
TR reference interest rate	18,605	37,122	—	—	—	—	—	—	—	55,727
Others (IGP-DI, INPC) ( *** )	2,823	—	—	370	403	777	419	183	364	5,339
	911,523	831,315	974,648	1,212,913	1,306,766	1,097,101	487,108	240,072	601,815	7,663,261
	1,063,258	887,495	1,015,470	1,249,356	1,338,712	1,104,046	491,332	244,294	674,737	8,068,700

( * )URTJ = Interest Rate Reference Unit.

( ** )UMBNDES = BNDES Monetary Unit.

( *** )         IGP-DI inflation index (General Price Index – Domestic Availability).
INPC – National Consumer Price Index.

The principal currencies and indexors used for monetary updating of the loans, financings and debentures had the following variations:

Currencies	Change in quarter ended 09/30/2009%	Change YTD in 2009%	Indexors	Change in quarter ended 09/30/2009%	Change YTD in 2009%
US dollar	(8.89)	(23.92)	IGP-M index	(0.38)	(1.61)
Euro	(5.06)	(19.67)	Finel	(0.08)	(0.32)
Yen	(2.24)	(23.21)	Selic rate	2.19	7.67
			CDI rate	2.15	7.59
			UMBNDES	(7.70)	(23.37)

The movement on loans, financings and debentures is as follows:

	Consolidated	Holding company
Balance at June 30, 2009	7,788,013	74,651
Acquisition of subsidiaries	208,201	—
Loans and financings obtained	124,971	—
Amortized cost of financings	(164)	—
Cost of financings to be amortized	(1,159)	—
Monetary and FX variation	1,269	—
Financial charges provisioned	161,013	1,960
Financial charges paid	(63,792)	—
Charges capitalized	1,497	—
Adjustment to present value	2,206	—
Amortization of financings	(153,355)	—
Balance on September 30, 2009	8,068,700	76,611

Restrictive covenant clauses

Cemig has loans and financings with restrictive covenant clauses. These were fully complied with on September 30, 2009.

20) – REGULATORY CHARGES

	Consolidated
	09/30/2009	06/30/2009

Global Reversion Reserve – RGR	37,046	35,493
Fuel Consumption Account – CCC	39,720	25,204
Energy Development Account – CDE	38,406	37,491
Eletrobrás – Compulsory loan	1,207	1,207
Aneel inspection charge	3,622	3,591
Energy efficiency	195,748	194,196
Research and development	174,132	165,522
Energy system expansion research	2,590	3,193
National Scientific and Technological Development Fund	4,931	6,045
Alternative Energy Program – Proinfa	2,574	2,199
	499,976	474,141

Current liabilities	480,991	459,348
Non-current liabilities	18,985	14,793

21) – POST-EMPLOYMENT OBLIGATIONS

The Forluz Pension Fund

Cemig is a sponsor of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income to complement retirement and pension, in accordance with the Forluz pension plan they are subscribed in.

The actuarial obligations and assets of the plan on December 31, 2004 were segregated between Cemig, Cemig GT and Cemig D on the basis of the allocation of the employees to each of these companies.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): A defined-contribution plan at the stage of accumulation of funds, for retirement benefits for normal time of service, and defined-benefit coverage for disability or death of participants still in active employment, and also receipt of benefits for time of contribution. The contributions of the Sponsors are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence the obligations for payment of supplementary pension benefits under the Mixed Plan, with defined contribution characteristics, and their respective assets, in the same amount of R$ 2,385,225, are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances. For participants who are still working, this benefit has been deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, which complements the average real salary of the employee’s last three working years in the Company in relation to the amount of the Official Social Security benefit. After the process of migration that was carried out in June 2007, approved by the Private Pension Plans Secretariat (SPC), in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the Defined Benefit plan.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Separation of the Health Plan

On August 26, 2008 the Executive Board of Forluz, complying with orders issued by the Private Pension Plans Authority (SPC), decided to transfer management of the Cemig Integrated Health Plan (PSI) to a separate entity to be created for that purpose. The reason for the decision was the SPC’s belief that it would be impossible to maintain those participants in the Health Plan who were not also inscribed in the pension and retirement plans. To protect the interests of its participants, and also to comply with the SPC’s ruling, Forluz opted to separate the activities, keeping the present dental and pension plans within itself.  The period planned for conclusion of the process of separation of the health plan is 12 months, during which time all the existing coverage and benefits will be maintained.

Amortization of actuarial obligations

Part of the consolidated actuarial obligation for post-employment benefits in the amount of R$ 914,943 at September 30, 2009 (R$ 927,461 at June 30, 2005) has been recognized as an obligation payable by Cemig and its subsidiaries, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% per year.

The liabilities and expenses recognized by the Companies in connection with the Supplementary Retirement Plan, Health Plan, Dental Plan and Life insurance are adjusted in accordance with the terms of CVM Decision 371 and an Opinion prepared by independent actuaries. Hence the financial updating of the obligation in the debt agreed with Forluz mentioned in the previous paragraph does not produce accounting effects in Cemig’s Income statement.  The most recent actuarial valuation was made for base-date December 31, 2008.

The Braslight Pension Fund

Light, a subsidiary of RME, is a sponsor of Fundação de Seguridade Social Braslight, a non-profit private pension plan entity whose purpose is to guarantee retirement revenue to Company employees subscribed with the Foundation, and pension revenue to their dependents.

Braslight was instituted in April 1974, and has three plans — A, B and C — put in place in 1975, 1984 and 1998 respectively. About 96% of the active participants of the other plans have migrated to plan C.

In plans A and B the benefits are of the defined benefit type. In Plan C, which is of the mixed type, the programmable benefits (retirement not arising from invalidity, and the respective reversal in pension), during the capitalization phase are of the defined contribution type, without any link to the INSS, and the risk benefits (illness assistance, retirement for invalidity and pension for death of a participant who is still working, becomes invalid or receives illness assistance), as well as those of continued income, once granted, are of the defined benefit type.

On October 2, 2001, the Private Pension Plans Secretariat approved a contract for solution to the technical deficit and the refinancing of the reserves to be amortized that it has being paid in 300 monthly installments, starting from July 2001. Until May, 2009, the installments were updated by the variation of the IGP-DI inflation index (with one month lag) and interest of 6.00% per year, totaling R$ 1,005,025 at September 30, 2009 (R R$ 1,006,120 at June 30, 2009). From June, 2009 the index correction has become the IPCA (with one month lag) replacing the IGP-DI. The effect on the Company’s consolidated portion is equal to 25% of this amount.

The movement in net liabilities has been as follows:

	Pension plans and retirement supplement plans		Health		Life
Consolidated	Forluz	Braslight	plan	Dental plan	insurance	Total

Net liabilities on June 30, 2009	373,654	251,530	368,288	17,450	439,862	1,450,784
Expenses recognized in the Income statement	2,388	5,569	17,838	1,107	10,356	37,258
Contributions paid	(32,981)	(5,843)	(2,339)	(182)	(8,748)	(50,093)
Net liabilities on September 30, 2009	343,061	251,256	383,787	18,375	441,470	1,437,949

Current liabilities	80,104	23,622	—	—	—	103,726
Non-current liabilities	262,957	227,634	383,787	18,375	441,470	1,334,223

	Pension plans and retirement supplement plans	Health		Life
Holding company	Forluz	plan	Dental plan	insurance	Total

Net liabilities on June 30, 2009	18,175	17,191	851	19,017	55,234
Expense recognized in the Income statement	50	756	50	561	1,417
Contributions paid	(1,683)	(441)	(10)	(137)	(2,271)
Net liabilities on September 30, 2009	16,542	17,506	891	19,441	54,380

Current liabilities	4,078	—	—	—	4,078
Non-current liabilities	12,464	17,506	891	19,441	50,302

The amounts recorded as Current refer to the contributions to be made by Cemig in the next 12 months for amortization of the actuarial liabilities.

22) — CONTINGENCIES FOR LEGAL PROCEEDINGS

Cemig and its subsidiaries are parties in court and administrative proceedings before various courts and government bodies, arising from the normal course of business, involving tax, labor-law, civil and other issues.

Actions in which the company is creditor with success considered “probable”

Pasep and Cofins — Widening of the calculation base

The holding company has legal proceedings challenging the enlargement of the taxable basis for calculation of the Pasep and Cofins taxes, on financial revenue and on other non-operational revenues, in the period from 1999 to January 2004, by Law 9718 of November 27, 1998; and has a judgment in its favor at first instance. In the event that this action is won in the final instance (i.e. when subject to no further appeal) — and we note that the Federal Supreme Court has ruled on similar proceedings in favor of the taxpayer — the gain to be registered in the Income statement will be R$ 176,423, net of income tax and Social Contribution Tax.

Actions in which the company is debtor

For those contingencies where negative outcomes are considered “probable”, the Company and its subsidiaries have constituted provisions for losses.

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the result of operations or the financial position of the holding company nor the consolidated result.

	Consolidated
	Balance on 06/30/2009	Additions	Written off	Balance on 09/30/2009	Deposits paid into court	Balance on 09/30/2009
Labor-law cases
Various	120,326	1,828	(4,388)	117,766	(19,512)	98,254

Civil cases
Personal damages	29,233	1,831	(495)	30,569	—	30,569
Tariff increases	95,969	633	(6,141)	90,461	(21,509)	68,952
Other	168,448	4,197	(11,880)	160,765	(19,285)	141,480

Tax
Finsocial	21,405	67	—	21,472	(1,615)	19,857
PIS and Cofins taxes	59,968	721	—	60,689	(2,429)	58,260
ICMS tax	22,010	—	—	22,010	—	22,010
Taxes and contributions — demandabilities suspended	81,258	1,916	—	83,174	—	83,174
Social Contribution tax	6,879	46	—	6,925	—	6,925
Social security system	34,787	445	—	35,232	—	35,232
Other	20,838	1,965	—	22,803	(5,820)	16,983

Regulatory
Aneel administrative proceedings	58,490	528	—	59,018	(6,072)	52,946
Total	719,611	14,177	(22,904)	710,884	(76,242)	634,642

( * ) Balance of contingencies without inclusion of Court deposits.

	Holding company
	Balance on 06/30/2009	Additions	Written off	Balance	Deposits paid into court	Balance on 09/30/2009
Labor-law cases
Various	73,745	—	(3,190)	70,555	(8,996)	61,559

Civil cases
Personal damages	22,083	1,831	—	23,914	—	23,914
Tariff increases	66,044	—	(6,141)	59,903	(17,990)	41,913
Other	93,462	—	(6,282)	87,180	(14,894)	72,286

Tax
Finsocial	21,405	67	—	21,472	(1,615)	19,857
Taxes and contributions — demandabilities suspended	81,258	1,916	—	83,174	—	83,174
Social security system	1,112	19	—	1,131	—	1,131
Other	13,683	1,894	—	15,577	(5,820)	9,757

Regulatory
Aneel administrative proceedings	12,874	237	—	13,111	(6,072)	7,039
Total	385,666	5,964	(15,613)	376,017	(55,387)	320,630

( * ) Balance of contingencies without inclusion of Court deposits.

The details on the provisions constituted are as follows:

(a)          Labor-law cases

The complaints under the labor laws are basically disputes on overtime, additional amounts for dangerous work, property damages and pain and suffering.

(b)         Civil disputes — tariff increase

Several industrial consumers filed actions against Cemig seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. Cemig estimates the amounts to be provisioned based on the disputed amounts billed and based on recent judicial decisions. The total value of the exposure of Cemig and its subsidiaries in this matter, 100% provisioned, is R$ 90,461.

One of the industrial consumers that are plaintiffs in a legal action against the Company as a result of the issue mentioned above had been granted a Court injunction preventing interruption of supply of electricity to its facilities.  On February 19, 2009, the Higher Appeal Court accepted Cemig’s application for the effects of the injunction to be suspended, on the view that it is not possible to impose on Cemig continuity of distribution of electricity without its receiving money for the service.

(c)          PIS and Cofins taxes

Light, a subsidiary of RME, has challenged the changes made by Law 9718/98 in the system of calculation of the PIS and Cofins taxes, in relation to the expansion of the basis of calculation of those taxes and increase of the rate of Cofins from 2% to 3%.

In relation to the increase in the rate of Cofins tax from 2% to 3%, the amount provisioned was R$ 55,454 on September 30, 2009 (R$ 54,913 on June 30, 2009).

The values given above correspond to 25% of the total, in accordance with the proportional consolidation as recorded.

(d) ICMS tax

Since 1999, Light has been inspected on various occasions by the tax authority of Rio de Janeiro State in relation to the ICMS value added tax, charged by states. The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. Based on the opinion of its counsel and calculation of the amounts involved in the infringement notices, management believes that only a part of these amounts represents “probable” risk of loss, and the amount of R$ 22,010 is provisioned.

(e) Taxes and contributions — demandabilities suspended

The provision constituted, of R$ 83,174 on September 30, 2009 (R$ 81,258 on June 30, 2008) refers to the deduction, in the calculation base for corporate income tax, of the expense on the Social Contribution tax paid since 1998. Cemig was awarded an injunction by the 8th Court of the Federal Judiciary, on April 17, 1998, allowing it not to pay this tax.

(f) Social Security System

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for alleged joint liability to withhold payments at source on amount paid for services provided by contractors, and the applicability of the Social Security contribution to employees’ profit shares.

Light challenged the legality of Law 7787/89, which increased the Social Security contribution percentage applying to payrolls, believing that it also changed the basis of calculations of Social Security contributions during the period July to September 1989. As a result of the Provisional Remedy given by the Court, the Company has offset the amounts payable for social security contribution.

The company assesses the chance of loss in the actions mentioned as “probable”, and the provisions for the actions brought by the INSS represent the amount of R$ 34,101 (R$ 33,675 on June 30, 2009).

(g) Aneel administrative proceedings

On January 9, 2007, Aneel notified Cemig D that it considered certain criteria adopted by the Company in calculation of the revenue from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 52,946.

Cemig GT was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The Company presented a defense and rates the chances of loss in this action “probable”, in the amount of R$ 7,230.

(h) Others

Other civil actions are primarily claims for personal damages by individuals, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages. The provision at June 30, 2009 represents the potential loss on these claims.

(i)        Actions with chances of loss assessed as “possible” or “remote”

Cemig and its subsidiaries are disputing other actions in the courts for which it considers the chances of loss to be “possible” or “remote”. The following are the details of the most important of these:

(i)         Income tax and Social Contribution tax on post-employment benefits

The federal tax authority, on October 11, 2001, issued a Notice of Infringement, in the updated amount of R$ 328,106, as a result of the use of tax credits which resulted in the rectification, for the reduction of taxes payable, of the income tax declarations for 1997, 1998 and 1999. The income tax returns were rectified as a result of the change in the method of accounting of the post-employment benefit liabilities. The additional post-employment benefits which resulted from the changes in the method of accounting were recognized in the tax years rectified, resulting in a tax loss and a negative basis for calculation of the Social Contribution.

Cemig presented an administrative appeal to the Finance Ministry Taxpayers’ Council, obtaining a favorable decision for the years of 1997 and 1998 and an adverse decision in relation to the year 1999. This adverse decision would result in a reduction of the tax loss carryforward, registered as tax credits, in the historic amount of R$ 29,115. The tax credits were not reduced, and no provision was made for contingencies for any losses as a result of this decision, since Cemig believes it has solid legal grounds for the procedures adopted for recovery of the said tax credits in the Courts.  Cemig assesses the chance of loss in this action as “possible”.

The tax credits constituted, mentioned in the previous paragraph, were used by Cemig to offset federal taxes and contributions paid in the business years of 2002 and 2003. Due to this fact, Cemig had the offsetting proceedings refused by the federal tax authority and would be exposed to an additional penalty, updated to September 30, 2009 of R$ 295,663. With the decision of the Taxpayers’ Council, mentioned above, Cemig considers that the refusal of this process of offsetting becomes null. Thus, no contingency provision has been constituted to meet any losses, since Cemig believes that it has solid legal grounds for the procedures adopted and rates the chance of loss in this action as “remote”.

(ii) Tax on Inheritance and Donations (ITCMD)

The State of Minas Gerais is challenging the Company in the courts due to non-payment of the tax on donations (ITCMD) in relation to contributions of consumers, the amount of which on September 30, 2009 was R$ 194,676. No provision has been made for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The Company assesses the chance of loss in this action as “remote”.

(iii) Acts of the Regulatory Agency and the Federal Audit Board

Aneel filed an administrative action against Cemig stating that the company owes R$ 1,104,608 to the federal government as a result of an alleged error in the calculation of credits under the CRC (Results Compensation) Account, which were previously utilized to reduce the amounts owed to the federal government. On October 31, 2002 Aneel issued a final administrative decision against Cemig. On January 9, 2004 the National Treasury issued an Official Collection Notice for the amount of the debit. Cemig did not make the payment because it believes that it has arguments on the merit for defense in the Courts and, thus, has not constituted a provision for this action. The Company assesses the chances of loss in this action as “possible”.

(iv) Social Security and tax obligations — indemnity for the ‘Anuênio’ and profit shares.

In 2006 Cemig and its subsidiaries Cemig GT and Cemig D paid indemnities to their employees, totaling R$ 177,685, in exchange for the rights to future payments known as the “Anuênio” which would otherwise be incorporated in the future, into salaries. The Company and its subsidiaries did not make payments of income tax and social security contribution in relation to this amount because they considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the Company and its subsidiaries filed for orders of Mandamus to allow payment into Court of the amounts of potential obligations, in the amount of R$ 158,748. This is posted in Deposits connected to legal actions. No provision has been made for possible losses in this matter since the Company and its subsidiaries assess the chances of loss in this action as ‘possible’.

In September 2006 Cemig was notified by the INSS (National Social Security System) as a result of the non-payment of the Social Security contribution on the amounts paid as profit shares in the period 2000 to 2004, representing a total of R$ 73,325. Cemig has appealed, in administrative proceedings, against the decision. No provision has been constituted for possible losses and Cemig believes it has arguments on the merit for defense; the Company assesses the chances of loss in this action as “possible”.

(V) ICMS tax

Since 2002 the company has received a subvention from Eletrobrás in relation to the discounts given to low-income consumers. The Minas Gerais State Tax Authority served an infringement notice on Cemig, relating to the period from 2002 to 2005, on the argument that the subsidy received should be the subject of ICMS tax. The potential for loss in this action is R$ 140,673, not including the ICMS tax which could be questioned by the tax authority relating to period subsequent to the infringement notice. No provision has been made for this dispute, since the Company believes the legal obligation is non-existent and that it has arguments on the merit for defense against this claim. The Company assesses the chances of losses from this action as “possible”.

Cemig was served an infringement notice, as co-defendant, in which the Minas Gerais State Tax Authority demanded payment of R$ 47,780 in ICMS tax on sales of excess electricity by industrial consumers during the period of electricity rationing. If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge.  The chances of loss in this action are assessed as “possible”.

(vi) Tax on services (ISS)

Cemig is involved in litigation with the Municipality of Belo Horizonte on the criteria for applicability of the ISS tax on services performed by the company.  The amount involved in the action is R$ 41,024. No provision has been made for possible losses and Cemig believes it has arguments on the merit for defense; it assesses the chances of loss in this action as “possible”.

(vii) Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders Aneel and the CCEE to comply with the claim by the Distributor and recalculate the settlement of the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 91,504. On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE.  Due to the above, no provision is constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. It rates the chances of loss in this matter as “possible”.

(viii) Environmental claims

An environmental association, through a public civil action, claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Plant. The amount involved in the action is R$ 1,047,537. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions. The chances of loss in this action are assessed as “possible”.

(ix) Civil claims - consumers

Several consumers and the Public Attorney of the State of Minas Gerais have brought civil actions against Cemig contesting tariff increases applied in previous years, including: the tariff subsidies granted to low-income consumers; the extraordinary tariff recomposition; and the inflation index used to increase the tariff for electricity in April 2003; requesting 200% reimbursement on the amounts considered charged in error by the company. The Company believes it has arguments of merit for defense, and thus has not made a provision for these actions.

Cemig is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of R$ 871,757. The Company believes that it has arguments on the merit for legal defense and as a result has not constituted provision for this action.  The chances of loss in this action are assessed as “possible”.

A public class action challenging the Conduct Adjustment Undertaking between Cemig and the Public Attorneys’ Office demands return to the public funds of the amounts paid to the contractors providing services to the Company that implemented the Light for Everyone Program.  The amount involved in the action is R$ 1,602,651. The Company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions. The chances of loss in this action are assessed as “possible”.

In addition to the issues described above, Cemig and its subsidiaries are involved, on the plaintiff or defendant side, in other cases, of lesser scale, related to the normal course of their operations. Management believes that it has adequate defense for this litigation, and does not expect significant losses relating to these issues that might have an adverse effect on the company’s financial position or the consolidated result of its operations.

(x) Annulment of collection considered abusive and monetary updating factor changed

The Public Defense Office of the State of Minas Gerais filed a Civil Public Action against Cemig D, claiming annulment of invoices calculated based on an allegedly abusive criterion of higher consumption in the last 12 months, under Article 7, IV, subclause “B”, of Aneel Resolution 456/2000 and of the Debt Acknowledgement Undertakings (TARDs).The action also claimed prohibition of the use of the kWh as a monetary updating factor, that its use should be limited to collection in the event of fraud, that the interregnum period should not be more than 150 days, and that the maximum penalty payment applied should be 2%, and that Cemig should desist from suspending consumers’ supply of electricity in the event of non-payment of irregular consumption. The Federal Judiciary declined competency. The amount involved in the case, at September 30, 2009, is R$ 8,813 million and the Company assesses the chances of loss as “possible”.

(xi) Indemnity for pain and suffering, loss of profits and indemnity for death

Cemig D is defendant in an action brought on March 19, 2009, in which the plaintiffs claim indemnity for pain and suffering, loss of profits and food pension for the death of a father and son, victims of an artificial electrical discharge. The case is at the judgment stage. The amount involved in the case, at September 30, 2009, is R$ 6,292 million and the Company assesses the chances of loss as “possible”.

(xii) Irregularity in the measurement of consumption

The company received a notice from the Public Attorneys’ Office, through the Procon (Consumer Defense Department), claiming annulment of various receipts arising from supposed irregularity in the measurement of electricity consumption of certain consumers. The amount involved in the administrative proceedings, at September 30, 2009, is R$ 5.959 million. The Company assesses the chances of loss in the administrative sphere as ‘probable’.

In spite of the rating of ‘probable’ in the administrative proceedings, when the issue is taken to the Courts, the Company believes that the chances of loss will be ‘possible’, in view of the greater opportunity for full proof, and also the absence of case law on the subject.

23) — STOCKHOLDER’S EQUITY AND REMUNERATION TO STOCKHOLDERS

Balance at June 30, 2009	10,210,838
Net profit in the quarter	567,038
Prior-year adjustment in a subsidiary	(6,919)
Conversion Adjustment in the Accounting Statements of a subsidiary	(2,677)
Balance on September 30, 2009	10,768,280

Stockholders’ Agreement

In 1997 the Government of the State of Minas Gerais sold approximately 33% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda. (“Southern”). As part of this transaction the State of Minas Gerais and Southern signed a Stockholders’ Agreement, which among other provisions contained the requirement for a qualified quorum in decisions made on: significant corporate actions, certain changes to Cemig’s bylaws, issuance of debentures and convertible securities, distribution of dividends other than those specified in the bylaws, and changes in the stockholding structure.

In September 1999 the government of the State of Minas Gerais brought an action for annulment, with a request for anticipatory remedy, against the stockholders’ agreement signed with Southern in 1997. The Minas Gerais State Appeal Court annulled that Stockholders’ Agreement in 2003. Appeals brought by Southern are before the Brazilian federal courts.

24) — REVENUE FROM SUPPLY OF ELECTRICITY

This table shows supply of electricity, by type of consumer, in 3Q09 and 3Q08:

	(Not reviewed by external auditors)
	Number of consumers		MWh (*)		R$
	09/30/2009 (*)	09/30/2008 (*)	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Residential	9,267,800	9,004,712	7,258,610	6,732,489	3,317,864	3,235,000
Industrial	87,086	87,459	16,751,048	19,647,290	2,747,429	2,875,868
Commercial, services and others	867,675	845,320	4,553,494	4,347,312	1,956,268	1,899,420
Rural	465,213	497,312	1,654,615	1,679,417	399,673	428,796
Public authorities	65,971	63,354	781,589	762,292	331,022	309,815
Public illumination	3,323	3,173	920,208	914,760	223,464	228,614
Public service	9,752	9,742	995,127	1,001,258	282,088	278,079
Sub-total	10,766,820	10,511,072	32,914,691	35,084,818	9,257,808	9,255,592
Own consumption	1,164	1,174	38,291	38,959	—	—
Subsidy for low-income consumers	—	—	—	—	240,350	56,460
Retail supply not invoiced, net	—	—	—	—	(62,741)	9,320
	10,767,984	10,512,246	32,952,982	35,123,777	9,435,417	9,321,372
Wholesale supply to other concession holders (**)	86	83	9,737,282	8,419,530	1,106,047	876,412
Transactions in energy on the CCEE	—	—	2,009,456	1,003,007	121,216	118,459
Effects of the Final Tariff Review	—	—	—	—	(137,458)	—
Total	10,768,070	10,512,329	44,699,720	44,546,314	10,525,222	10,316,243

(*)The “Number of consumers” column includes 100% of the consumers of Light, subsidiary of RME.

The MWh column includes 25.00% of the total MWh sold by Light.

(**)Includes Contracts for Sale of Energy in the Regulated Environment (CCEARs) and “bilateral contracts” with other agents.

25) — REVENUE FOR USE OF THE NETWORK — FREE CONSUMERS

The revenue from the Tariff for Use of the Distribution system – TUSD – refers basically to the sale of electricity to Free Consumers, with charging of a tariff for the use of the distribution network.

	Consolidated
	09/30/2009	09/30/2008
Tariff for Use of the Electricity Distribution Systems (TUSD)	845,477	1,027,543
Revenue from use of the basic network	521,393	436,502
System connection revenue	97,395	93,871
Revenue from “Adjustment Portion” — Transmission Tariff Review	136,657	—
	1,600,922	1,557,916

Under some concession contracts signed with Aneel, the revenues to be earned in the final 15 years of those contracts are 50.00% lower than those in the first 15 years of the concession. The company recognizes the revenues from these concessions in accordance with the said contracts.

26) — OTHER OPERATIONAL REVENUES

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Supply of gas	234,063	289,541	—	—
Charged service	12,887	13,944	—	—
Telecoms service	90,076	69,319	—	—
Services provided	41,178	75,402	—	—
Rental and leasing	50,035	40,929	267	392
Other	10,481	4,272	—	—
	438,720	493,407	267	392

27) — DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Taxes on revenue
ICMS tax	2,226,919	2,302,550	—	—
Cofins tax	911,516	936,883	—	—
PIS and Pasep taxes	185,907	190,455	—	—
Others	2,705	2,800	2	—
	3,327,047	3,432,688	2	—
Charges to the consumer
Global Reversion Reserve – RGR	141,911	132,869	—	—
Energy Efficiency Program – P.E.E.	28,854	29,164	—	—
Energy Development Account – CDE	300,445	293,883	—	—
Fuel Consumption Account – CCC	376,108	293,518	—	—
Research and Development – R&D	22,443	20,834	—	—
National Scientific and Technological Development Fund – FNDCT	22,404	20,484	—	—
Energy System Expansion Research (EPE / Energy Ministry)	11,150	8,689	—	—
	903,315	799,441	—	—
	4,230,362	4,232,129	2	—

Cemig collects and pays the ICMS tax applicable to “Portion A” and the Deferred Tariff Adjustment as and when the amounts are invoiced on the consumer’s electricity bill.

28) — OPERATIONAL COSTS AND EXPENSES

OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Personnel (a)	1,024,354	822,972	25,560	18,106
Post-employment obligations	105,760	187,157	4,252	8,389
Materials	79,232	72,657	230	140
Raw materials	4,070	65,185	—	—
Outsourced services	531,908	474,204	9,676	8,146
Energy bought for resale (b)	2,529,469	2,177,689	—	—
Depreciation and amortization	517,204	542,234	140	175
Royalties for use of water resources	114,984	98,542	—	—
Operational provisions (reversals) (c)	88,765	175,570	(30,557)	46,840
Charges for the use of the basic transmission grid	612,627	530,621	—	—
Gas purchased for resale	128,610	167,841	—	—
Other operational expenses, net (d)	226,310	211,829	17,648	5,023
	5,963,293	5,526,501	26,949	86,819

(a) PERSONNEL EXPENSES

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Remuneration and salary-related charges and expenses	787,985	754,541	15,453	13,381
Supplementary pension contributions — Defined contribution plan	45,963	45,303	2,155	1,939
Assistance benefits	87,926	86,655	2,038	1,971
	921,874	886,499	19,646	17,291

The PPD Voluntary Retirement Program	(486)	39,753	(8)	815
The PDV Temporary Voluntary Retirement Program	201,389	—	5,922	—
( - ) Personnel costs transferred to Works in progress	(98,423)	(103,280)	—	—
	102,480	(63,527)	5,914	815
	1,024,354	822,972	25,560	18,106

Employee special retirement programs

The PPD Permanent Voluntary Retirement Program

The Company has a permanent Voluntary Retirement Program (named PPD), which applies to any free and spontaneous termination by employees of their employment contracts. Its main financial incentives include payment of 3 gross amounts of the employee’s monthly remuneration and 6 months’ contributions to the Health Plan after leaving the company, deposit of the extra payment of 40% of the balance of the employee’s FGTS fund, as would be applicable if termination were by the employer, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

Since this program was begun in March 2008, 679 employees have joined it (143 of Cemig GT, 523 of Cemig D and 13 of Cemig, the holding company). A provision of R$ 49,888, for the expense of the financial incentives, was recognized in the Income statement for 2008.

The PDV Temporary Voluntary Retirement Program

In April 2009 Cemig put in place a temporary Voluntary Retirement Program — named the PDV — which employees were able to join between April 22 and June 5, 2009.

The financial incentive for employees who subscribed is an indemnity that varies between 3 and 16 times the value of the employee’s monthly remuneration, according to specific criteria established in the Program’s regulations, among which the main factor is the time of contribution remaining for qualification for full retirement benefits under the National Social Security program. Another of the incentives is payment of the contribution to the pension fund and the National Social Security System up to the date when the employee would meet the requirements for retirement benefits under the National System (limited to 5 years), and deposit of the extra payment of 40% on the balance of the FGTS fund (the payment that would be obligatory if the contract were being rescinded by the employer).

Additionally, Cemig guarantees full payment of the costs of the group life insurance and health plans for 6 and 12 months, respectively, from the date of the employee’s leaving the company, which will take place in the period between June 2009 and September 2010.

A total of 1,043 employees have joined this program — 207 from Cemig GT, 805 from Cemig D, and 31 from Cemig, the holding company. An expense of R$ 201,839 for the expense of the financial incentives has been recognized in the Income statement in 2009.

(b) ENERGY BOUGHT FOR RESALE

	Consolidated
	09/30/2009	09/30/2008

From Itaipu Binacional	819,116	724,295
Short-term electricity	212,737	251,869
Proinfa (Alternative Energy Sources Program)	122,879	105,757
“Initial contracts”	—	11,761
‘Bilateral Contracts’	439,239	330,798
Electricity acquired in Regulated Market auctions	985,923	785,753
‘Portion A’	143,829	119,746
Credits of Pasep and Cofins taxes	(194,254)	(152,290)
	2,529,469	2,177,689

The ‘Portion A’ amounts refer to transfer to the Income statement of the respective amounts received in the tariff.  For more information please see Explanatory Note 6.

c) OPERATIONAL PROVISIONS

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Pension plan premiums	(5,003)	(2,229)	(217)	(26)
Provision (reversal) for doubtful receivables	108,632	85,324	(2,367)	(11,390)
Provision for labor-law contingencies	(3,544)	5,838	(4,895)	(4,995)
Provision for Aneel administrative proceedings	3,175	5,989	982	(865)
Provision for legal contingencies — civil actions	9,923	49,162	9,923	42,407
Provision (reversal) for civil actions on tariff increases	(29,227)	18,700	(29,227)	16,736
Inflationary profit	249	(4,382)	249	(4,382)
Other provisions	4,560	17,168	(5,005)	9,355
	88,765	175,570	(30,557)	46,840

(d) OTHER OPERATIONAL EXPENSES, NET

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Leasings and rentals	27,694	28,511	571	326
Advertising	16,310	22,511	227	627
Own consumption of electricity	11,022	11,517	—	—
Subsidies and donations	23,376	24,218	720	600
Aneel inspection charge	31,542	31,314	—	—
Licensing charge — TFDR (*)	27,304	24,102	—	—
Payments for concessions	8,121	14,351	—	—
Taxes and charges (IPTU, IPVA and others)	13,064	15,476	89	109
Insurance	4,764	4,693	116	98
Contribution to CCEE	3,480	2,920	—	3
Payments for concessions — Adjustment to present value	(1,338)	(8,542)	—	—
Other expenses (Recovery of expenses)	60,971	40,758	15,925	3,260
	226,310	211,829	17,648	5,023

(*) License Charge for Occupation of Highway Lands.

29) — NET FINANCIAL REVENUE (EXPENSES)

	Consolidated		Holding company
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
FINANCIAL REVENUES -
Revenue from cash investments	183,144	201,192	14,560	4,409
Arrears penalty payments on electricity bills	139,464	127,098	—	—
Interest and monetary updating on accounts receivable from the Minas Gerais state government	116,963	119,029	—	—
Monetary updating of CVA	28,822	28,727	—	—
Monetary updating on the General Agreement for the Electricity Sector	35,261	93,944	—	4,356
Monetary updating on Deferred Tariff Adjustment	1,802	68,576	—	—
FX variations	118,586	22,375	21	49
Pasep and Cofins taxes on financial revenues	(27,450)	(33,158)	(26,047)	(23,359)
Gains on financial instruments	306	4,144	—	—
Financial compensation — RME	—	82,702	—	82,702
Adjustment to present value	1,486	74,422	—	—
FIDC revenues	—	—	35,966	27,225
Other	86,340	106,054	14,114	18,174
	684,724	895,105	38,614	113,556

FINANCIAL EXPENSES -
Charges on loans and financings	(549,177)	(619,517)	(6,823)	(7,571)
Monetary updating on the General Agreement for the Electricity Sector	(2,663)	(7,631)	—	—
Monetary updating of CVA	306	(23,245)	—	—
FX variations	(16,669)	(55,774)	(11)	(11)
Monetary updating on loans and financings	(5,539)	(73,587)	—	—
CPMF tax	—	(6,581)	—	(2,375)
Provision (reversal) for losses on recovery of Extraordinary Tariff Recomposition and Free Energy amounts	—	(24,173)	—	(4,357)
Adjustment to present value	(7,400)	(23,138)	—	—
Losses on financial instruments	(80,442)	(23,825)	—	—
Reversal of provision for PIS and Cofins tax on Revenue	7,915	108,090	—	—
Other	(112,363)	(109,576)	(21,963)	(30,124)
	(766,032)	(858,957)	(28,797)	(44,438)

NET FINANCIAL REVENUE (EXPENSES)	(81,308)	36,148	9,817	69,118

The Pasep and Cofins expenses apply to financial revenues on regulatory assets and Interest on Equity.

The financial charges arising on loans and financings linked to works, until September 2009, in the amount of R$ 1,656, were transferred to Fixed assets. No monetary updating or FX variation was capitalized in the period (in 3Q08, R$ 2,733 in financial charges was capitalized, and there were no monetary or FX variations).

A financial revenue item of R$ 108,090 was recorded in 2008 from the final court decision in favor of Light in an action challenging the application of the PIS and Cofins taxes to financial revenue.

The Company recognized a financial gain of R$ 82.702 in 2008, for a financial compensation to be paid by the stockholders of RME for Cemig’s waiver of exercise of an option to buy the rights of the partners of RME over the generation assets on Light for a previously agreed amount. One of the stockholders of RME made the payment in full in July 2008, and the others will make the payment in a maximum period of 9 years, with monetary updating by the Selic rate plus 1% per year, using 10.00% of the dividends to be paid by Light to the stockholders of RME in this period.

30) — RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Consolidated and Holding company
	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	09/30/2008	09/30/2009	09/30/2008

Cemig D
Interest on Equity, and dividends	544,596	521,484	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	12,209	13,487	7,899	10,400	—	—	—	—
					—
Cemig GT
Interest on Equity, and dividends	198,058	153,302	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	391	394	655	34	—	—	—	—

Light S.A.
Interest on Equity, and dividends	11,959	11,959	—	—	—	—	—	—

Minas Gerais state government
Consumers and traders (1)	3,381	2,592	—	—	38,863	52,704	—	—
Taxes offsetable — ICMS — current (2)	200,097	169,699	298,957	285,095	(1,844,119)	(1,940,098)	—	—
Accounts receivable from Minas Gerais state govt. — CRC (3)	1,781,117	1,813,461	—	—	116,963	119,029	—	—
Taxes offsetable — ICMS — Non-current (2)	59,519	79,789	—	—	—	—	—	—
Consumers and traders (4)	57,395	12,668	—	—	—	—	—	—
Interest on Equity, and dividends	—	—	105,119	105,119	—	—	—	—
Debentures (5)	—	—	35,978	34,934	—	—	(3,193)	(928)
Receivables fund (6)	—	—	927,631	977,529	—	—	—	—
Financings — Minas Gerais Development Bank (7)	—	—	9,887	10,049	—	—	—	—
					—
Forluz					—
Post-employment obligations — Current (8)	—	—	80,104	78,727	—	—	—	—
Post-employment obligations — Non-current (8)	—	—	1,106,589	1,120,529	—	—	(95,069)	(155,909)
Others	—	—	15,901	16,040	—	—	—	—
Personnel (9)	—	—	—	—	—	—	(45,963)	(45,303)
Current administration expense (10)	—	—	—	—	—	—	(9,072)	(8,647)

Others					—
Interest on Equity, and dividends	201,626	153,729	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	14,594	9,368	—	—	—	—	—	—

Main material comments on the above transactions:

(1)                      Refers to sale of electricity to the Government of the State of Minas Gerais. The transactions were carried out on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the electricity is that defined by Aneel through a resolution referring to the company’s annual tariff adjustment.

(2)                      The transactions with ICMS tax posted in the financial statements refer to transactions for sale of electricity and are carried out in conformity with the legislation of the State of Minas Gerais.

(3)                      Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. For more information please see Explanatory Note 12.

(4)                      A substantial portion of the amount refers to the renegotiation of a debit originating from the sale of energy to Copasa, with provision for payment up to September 2012, and financial updating (by the IGP-M inflation index + 0.5% per month.

(5)                      Private issue of R$ 120,000 in non-convertible debentures, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from the issue date. The amount was adjusted to present value, as per Explanatory Note 19.

(6)                      Senior units owned by third parties, in the amount of R$ 900,000, amortized in 20 half-yearly installments, from June 2006, with monetary updating by the CDI rate plus interest of 1.7% p.a.  For more information please see Explanatory Note 12.

(7)                      Financings of the subsidiaries Transudeste and Transirapé with maturity in 2019 (TJLP long-term interest rate + 4.5% p.a. and UMBNDES 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates 5% p.a. and 10% p. a.).

(8)                      Part of the contracts of Forluz are adjusted by the IPCA (Amplified Consumer Price) Inflation Index of the IBGE (Brazilian Geography and Statistics Institute), and part are adjusted based on the Salary Adjustment Index of the employees of Cemig, Cemig GT and Cemig D, excluding productivity factors, plus 6% p.a., with amortization up to 2024. See further information in Explanatory Note 21.

(9)                      Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 21), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(10)                Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

For more information on the main transactions, see Explanatory Notes 4, 10, 12, 19, 21, 22, 24 and 28.

31) — FINANCIAL INSTRUMENTS

The Company’s financial instruments are restricted to Cash and cash equivalents, Consumers and traders, Amounts receivable from the Minas Gerais State Government, Loans and financings, Debentures, and currency swaps; the gains and losses obtained on the transactions are registered in full by the accrual method.

The Company’s financial instruments were recognized at fair value and are classified as follows:

•                  Held for trading: In this category are cash investments and derivative investments (mentioned in item “b”).  They are valued at fair value and the gains or losses are recognized directly in the Income statement.

•                  Receivables:  In this category are credits receivable from consumers and traders, and credits receivable from the Government of Minas Gerais State.  They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at the amortized cost using the effective interest rates method, and adjusted to fair value.  Gains or losses are recognized in the Income statement as and when they are incurred.

•                  Derivative financial instruments: These are valued at fair value and the gains or losses are recognized directly in the income statement.

a) Management of risks

Corporate risk management is a management tool that is part of the practices of Corporate Governance, aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, which aims to implement guidelines and monitor the financial risk of transactions that might negatively affect the Company’s liquidity and profitability, recommending hedge/protection strategies in relation to foreign exchange, interest rate and inflation risks. These have effects that are in line with the Company’s strategy.

Cemig’s principal exposure risks are listed below:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the real, with significant impact on indebtedness, profit and cash flow. For the purpose of reducing the Company’s exposure to increases in exchange rates, on September 30, 2009 Cemig had hedge transactions contracted, which are described in more detail in item “b”.

The net exposure to exchange rates is as follows:

EXPOSURE TO EXCHANGE RATES

	Consolidated and Holding company
	09/30/2009	06/30/2009

US dollar (Note 19)
Loans and financings	302,489	316,827
(–) Contracted hedges / swaps (*)	(33,352)	(31,339)
	269,137	285,488
Yen (Note 19)
Loans and financings	79,182	80,214
(–) Contracted hedge transactions	(76,843)	(78,604)
	2,339	1,610
Other foreign currencies (Note19)
Loans and financings
Euro	20,300	22,914
Others	3,468	3,945
	23,768	26,859
Net liability exposure	295,244	313,957

The Company estimates that, in a probable scenario, the appreciation of the exchange rates of foreign currencies against the Real at the end of the next 12 months will be 1.23%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the exchange rate of 25% and 50%, in relation to the scenario that it rates as “probable” — considering these alternative scenarios as “possible” and “remote”, respectively.

Risk – FX exposures	Base scenario	“Probable” scenario	“Possible” scenario: depreciation of 25%	“Remote” scenario” depreciation of 50%

US dollar
Loans and financings	302,489	306,210	382,762	459,315
(–) Contracted hedges and swaps	(33,352)	(33,763)	(42,204)	(50,645)
	269,137	272,447	340,558	408,670
Yen
Loans and financings	79,182	80,157	100,197	120,236
(–) Contracted hedge transactions	(76,843)	(77,789)	(97,237)	(116,684)
	2,339	2,368	2,960	3,552
Other foreign currencies
Loans and financings
Euro	20,300	20,550	25,688	30,825
Other	3,468	3,511	4,388	5,266
Net liability exposure	295,244	298,875	373,594	448,313

Net effect of exchange rate depreciation		(3,632)	(78,350)	(153,069)

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 79,463 at September 30, 2009 (R$ 71,123 at June 30, 2009).

In relation to the risk of increase in domestic Brazilian interest rates, the Company’s exposure arises from its net liabilities indexed to variation in interest rates, which are as follows:

EXPOSURE TO BRAZILIAN INTEREST RATES

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Assets
Cash investments (Note 3)	2,669,582	2,110,906	108,912	87,628
Regulatory assets (Note 5)	1,504,881	1,583,488	—	—
	4,174,463	3,694,394	108,912	87,628
Liabilities
Loans, financings and debentures (Note 19)	(5,245,052)	(5,169,459)	(76,610)	(74,651)
Regulatory assets (Note 5)	(685,795)	(646,539)	—	—
Contracted hedges / swaps (Note 31)	(110,195)	(109,943)	—	—
	(6,041,042)	(5,925,941)	(76,610)	(74,651)
Net liability exposure	(1,866,579)	(2,231,547)	32,302	12,977

In relation to the risk of increase in the Selic interest rate, considered to be the most significant interest rate risk, the Company estimates that, in a probable scenario, the Selic rate on September 30, 2010 will be 9.50%.  The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, in relation to the scenario that it considers as “probable” — considering these alternative scenarios as “possible” and “remote”, respectively.

Risk: Increase in domestic interest rates	Base scenario: Selic 8.75%	“Probable” scenario: Selic 9.50%	“Possible scenario: Selic 11.88%	“Remote” scenario: Selic 14.25%

Assets
Cash investments	2,669,582	2,689,604	2,753,140	2,816,409
Regulatory assets	1,504,881	1,516,168	1,551,984	1,587,649
	4,174,463	4,205,772	4,305,124	4,404,058
Liabilities
Loans, financings and debentures	(5,245,052)	(5,284,390)	(5,409,222)	(5,533,530)
Regulatory liabilities	(685,795)	(690,938)	(707,260)	(723,514)
Contracted hedge / swap transactions	(110,195)	(111,022)	(113,645)	(116,256)
	(6,041,042)	(6,086,350)	(6,230,127)	(6,373,300)
Net liability exposure	(1,866,579)	(1,880,579)	(1,925,003)	(1,957,144)

Net effect of the variation in the Selic rate		(13,999)	(58,424)	(102,662)

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers.  Negotiations are also entered into to make possible receipt of any receivables in arrears.

Energy scarcity risk

The electricity sold is generated, almost entirely, by hydroelectric power plants. A prolonged period of scarcity of rainfall could result in the reduction of the volume of water in the Company’s reservoirs, adversely affecting the recovery of their volume, and resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Risk of early maturity of debt

The Company and its subsidiaries have contracts for loans, financings and debentures, with the restrictive covenant clauses normally applicable to these types of operation, related to compliance with certain economic and financial indices, and cash flow and other indicators. Non-compliance with these covenants could result in early maturity of debt. Some of the restrictive covenants were not complied with on September 30, 2009. The Company obtained formal waivers from the creditors (see Explanatory Note 19) that they will not exercise their rights to demand immediate payment nor early maturity of the debtor balance.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and its Management expects that they will be renewed by Aneel and/or the Mining and Energy Ministry. If the regulatory bodies do not grant the applications for renewals of these concessions, or if they decide to renew them upon imposition of additional costs for the Company (“concessions for consideration”) or setting of a price ceiling, the present levels of activity and profitability could be altered.

b) Financial instruments — derivatives

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments: only the gains or losses that actually occur are recorded. The net results of these transactions in 2009 and 2008 were losses of R$ 80,136 and R$ 19,681, respectively, posted in Financial revenue (expenses).

Method of calculation of the fair value of positions

The fair value of financial investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates for similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

The table below shows the derivative instruments contracted by its subsidiaries on September 30, 2009.

								Lost not realized				Accumulated Effect
Receivable by	Payable by Cemig											Receivable	Payable
Cemig Geração	Geração e	Maturity	Market	Principal amount contract*				Book Value		Fair Value		Amount	Amount
e Transmissão	Transmissão	period	Trading	09/30/2009		06/30/2009		09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	09/30/2009
US$ exchange rate + interest (5.58% p.a. to 7.48% p.a.)	R$ 100% of CDI + interes (2.98% p.a.. to 3.01% p.a.)	From 10/2009 to 11/2009	Over the counter (OTC)	US$	60,937	US$	54,488	(144.585)	(115.680)	(133.678)	(118.080)	—	(12.020)

¥(Japanese Yen) exchange rate + interest (3.90% p.a.)	R$ Brazilian interest rate - CDI (111% of CDI)	12/2009	Over the counter (OTC)	¥3,878,825		¥3,878,825		(29.034)	(25.561)	(30.179)	(40.812)	—	—

R$ 106% of CDI	R$ or US$ 48% of CDI or exchange rate (the highest)	04/2010	Over the counter (OTC)	R$	75,000	R$	75,000	86	89	86	89	2.395	(355)

								(173.533)	(141.152)	(163.771)	(158.803)	2.395	(12.375)

c) Sensitivity analysis

The two first derivative instruments shown in the table above indicate that the Company is exposed to the variation in the CDI rate. The Company estimates that the CDI rate on September 30, 2010 will be 9.50%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the CDI rate of 25% and 50%, in relation to June 30, 2009 — scenarios which it assesses as “possible” and “remote”, respectively. In these “possible” and “remote” scenarios, the CDI rate at September 30, 2010, would be: 11.88% and 14.25%, respectively.

The last derivative instrument shown in the previous table indicates that the Company is exposed to the monthly variation in the exchange rate for the US dollar against the Real if it is higher than 48% of the variation in the CDI rate. The Company estimates that the exchange rate of the US dollar against the Real on September 30, 2010 will be R$ 1.080. The Company has made a sensitivity analysis on the effects on the Company’s results arising from uniform increases, in the US dollar exchange rate, of 25% and 50%, respectively, in the next 12 months — scenarios of which we rate the chances as “possible” and “remote”, respectively. In these “possible” and “remote” scenarios, the US$ exchange rate at September 30, 2010, would be, respectively, R$ 2.25 and R$ 2.70.

	Base	“Probable” scenario	“Possible” scenario	“Remote” scenario

Risk: Increase in domestic interest rates
Contracts in US$ and Yen	(185,195)	(186,584)	(190,992)	(195,381)
Net effect of the variation in the Selic rate		(1,389)	(5,797)	(10,186)

Risk: Increase in US$ exchange rate
Contracts updated at 106.00% of CDI	75,000	75,924	94,905	113,886
Net effect of variation of US$		(924)	(19,905)	(38,886)

32)          FINAL RESULT OF THE SECOND TARIFF REVIEW OF CEMIG D AND LIGHT SESA

a) Cemig D

Tariff Review — final levels decided

In March 2009 Aneel homologated the final result of the Tariff Review of Cemig D, the effects of which take place from April 2008.

The final result of the Company’s second Tariff Review was an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

As a result of the homologation of the final tariff review, Aneel recalculated the amounts which, in its judgment, should have been those effectively recognized in the Company’s tariff adjustment as from April 2008.

The effects on the income statement relate primarily to the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s manageable costs; and also to a review by Aneel of the criterion for calculation of the reimbursements, in the tariff, of the financial regulatory assets, which resulted in discounting of amounts which, in the regulator’s view, were included in excess in the Company’s tariff in 2008.

These amounts, totaling R$ 137,458 (vs. R$ 203,615 in June 2009), recorded in Current liabilities, under “Regulatory liabilities — Tariff Review”, were transferred monthly to the income statement, on a linear basis, in the period from April 8, 2009 to April 7, 2009.

b) Light SESA

Result of the second periodic Tariff Review of Light SESA

At a public meeting held on October 13, 2009, Aneel provisionally set the structural Tariff Repositioning for Light Serviços de Eletricidade S.A. at 2.06%, taking effect on November 7, 2008 ( November, 2008 to November, 2013) to all customer classes (residential, industrial, commercial and other). Its effects will come when the approval of the annual tariff adjustment of 2009.

The main changes introduced by ANEEL, compared to what had been provisionally established in November 2008, are: (i) the reference company is from R$ 575,000 to R$ 583,000, or R$ 8,000 above the 2008 interim result (ii ) a reduction in annual investment from R$ 39,000 to R$ 364,000 and (iii) establishing a downward trend in loss of 38.98% to 31.82% of the low voltage in the last year of the cycle.

Other relevant variables in the composition of the tariff, such as default rate (0.90%), Factor Xe (0.0%) and Growth Factor Market Xe (1.5%), remained unchanged from ANEEL in Nov/08, just as the foundations of Regulatory Gross Remuneration (R$ 8,077) and net (R$ 4,674) were not changed. Finally, the outcome of the final review can be considered as neutral in relation to the Preliminary Review that, in turn, represented an important advance in the recognition of the specificities of the concession area of the Light.

33) — TARIFF ADJUSTMENT OF CEMIG D

On April 7, 2009 Aneel published the result of the Tariff Adjustment of Cemig D.  The adjustment applied differently to different consumer categories. Electricity bills of residential consumers were increased by an average of 4.87%, while invoices for high-voltage captive consumers were increased by an average of 9.42%. The overall average impact on the electricity bills of captive consumers was an increase of 6.21%.

Considering the total market of the Company’s consumers — captive and free consumers — the average percentage increase was 4.87% for low-voltage consumers, and 4.43% for high-voltage consumers. The resulting overall average impact on the electricity bills of free and captive consumers was an increase of 4.69%.

34) — SUBSEQUENT EVENT

Cemig GT

On November 3, 2009 that Share Purchase Agreement signed with Terna S.p.A. was settled with payment and transfer of the shares owned by Terna to Transmissora do Atlântico de Energia Elétrica S.A. — Taesa, in which Cemig GT holds 49% of the registered capital. The purchase was of 173,527,113 common shares, representing approximately 65.85% of the total capital of Terna (see more information on note 14f).

On October 30, 2009 Cemig GT issued 270 commercial promissory notes of its third issue, all nominal and in physical form, in a single series, with nominal unit value of R$ 10,000,000.00, comprising a total value of R$ 2,000,700,000.00. The promissory notes have the guarantee of Cemig and its maturity will be on April 28, 2010, when it will be converte to debentures.

Light

Tariff adjustment

In a public meeting held on November 4, 2009, Aneel approved the report authorizing an average increase in the tariffs of Light of 5.65% for the period starting November 7, 2009, including all the consumption categories (residential, industrial, commercial, rural and others).

Subscription to the “New Refis” payment system

On November 6, 2009, the Board of Directors of Light S.A. approved the company’s subscription to the “New Refis” system, as instituted by Law 11941/2009, enabling payments of tax debits to be made in up to 180 installments.

Payment of dividends

On November 6, 2009 the Board of Directors of Light approved declaration of an additional dividend in the amount of R$ 94,730, relating to the Profit Reserves account, comprising a total of R$ 576,294 of the profit of the year 2008.

35) – SUMMARY FINANCIAL STATEMENTS BY COMPANY

					ETEP, ENTE,
					ERTE, EATE,			SÁ
DESCRIPTION	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ECTE	GASMIG	INFOVIAS	CARVALHO	ROSAL	OTHERS	ELIMINATION	TOTAL

ASSETS	11,848,888	9,380,759	9,942,753	2,354,710	659,084	571,391	307,381	181,183	100,857	705,723	(9,133,252)	26,919,477
Cash and cash equivalents	117,945	1,414,903	513,227	226,252	30,036	67,076	40,836	79,872	18,096	260,925	—	2,769,169
Accounts receivables	1,836,919	473,948	1,836,078	390,386	36,803	166,615	—	5,213	7,796	43,192	(304,270)	4,492,678
Regulatory Assets	—	157,365	1,333,484	70,164	—	—	—	—	—	—	—	1,561,014
Other Assets	482,677	927,784	1,601,441	540,081	20,216	31,422	48,999	25,916	3,604	62,486	(29,705)	3,714,923
Investments/Fixed assets	9,411,348	6,406,757	4,658,522	1,127,827	572,028	306,278	217,546	70,183	71,362	339,120	(8,799,277)	14,381,694

LIABILITIES	11,848,888	9,380,759	9,942,753	2,354,710	659,084	571,391	307,381	181,183	100,857	705,723	(9,133,252)	26,919,477
Suppliers and Supplies	5,687	116,948	515,036	113,397	4,330	34,289	8,723	7,820	6,327	19,087	(80,305)	751,338
Loans, financings and debentures	76,611	3,465,560	2,613,175	599,709	300,439	—	—	—	—	85,576	927,631	8,068,700
Interest on equity and dividends	489,397	198,058	544,596	11,959	7,671	12,289	8,150	69,765	18,877	84,804	(956,169)	489,397
Post-employment obligations	54,380	270,213	862,100	251,256	—	—	—	—	—	—	—	1,437,949
Other liabilities	454,532	1,005,191	2,766,410	644,895	45,139	176,644	12,979	37,000	7,654	76,560	(225,132)	5,001,873

Minorities	—	—	—	392,894	9,044	—	—	—	—	—	—	401,938
Stockholders’ equity	10,768,280	4,324,789	2,641,436	340,600	292,462	348,169	277,528	66,598	67,999	439,696	(8,799,277)	10,768,280

RESULTS	—	—	—	—	—	—	—	—	—	—	—
Net operational revenue	265	2,624,172	4,537,006	989,788	90,607	184,086	73,224	35,553	24,821	119,388	(344,408)	8,334,502

OPERATIONAL COSTS AND EXPENSES	—	—	—	—	—	—	—	—	—	—	—	—
Personnel	(25,560)	(234,764)	(693,521)	(45,632)	(2,800)	(10,990)	(5,916)	(746)	(864)	(3,562)	—	(1,024,354)
Post-employment obligations	(4,252)	(21,999)	(68,818)	(10,691)	—	—	—	—	—	—	—	(105,760)
Materials	(230)	(10,303)	(62,100)	(3,886)	(334)	(1,065)	(464)	(448)	(121)	(280)	—	(79,232)
Raw materials	—	(4,070)	—	—	—	—	—	—	—	—	—	(4,070)
Outsourced services	(9,676)	(88,241)	(363,543)	(47,039)	(5,176)	(4,116)	(14,431)	(3,027)	(2,451)	(15,183)	20,975	(531,908)
Royalties for use of water resources	—	(105,163)	(5,649)	—	—	—	—	(1,351)	(890)	(1,932)	—	(114,984)
Eletricity bought for resale	—	(116,716)	(2,127,926)	(526,090)	—	—	—	(505)	(495)	(2,887)	245,150	(2,529,469)
Charges for use of the basic transmission network	—	(208,356)	(393,262)	(75,542)	—	—	—	—	(2,501)	(11,249)	78,283	(612,627)
Depreciation and amortization	(140)	(169,904)	(242,909)	(57,352)	(9,017)	(3,160)	(21,607)	(1,672)	(1,630)	(9,815)	—	(517,204)
Operational provisions	30,557	(911)	(61,441)	(54,403)	—	—	(410)	—	—	(2,156)	—	(88,765)
Gas purchased for resale	—	—	—	—	—	(128,610)	—	—	—	—	—	(128,610)
Other expenses, net	(17,648)	(48,156)	(129,155)	(19,631)	(1,724)	(3,742)	(3,868)	(369)	(253)	(1,765)	—	(226,310)
	(26,949)	(1,008,584)	(4,148,322)	(840,264)	(19,052)	(151,683)	(46,696)	(8,117)	(9,204)	(48,829)	344,408	(5,963,292)

Operational profit (loss) before Equity gains in subsidiaries and financial revenues (expenses)	(26,684)	1,615,589	388,684	149,524	71,555	32,403	26,528	27,435	15,617	70,559	—	2,371,209

Financial revenues (expenses)	9,817	(147,933)	35,699	(11,326)	(9,676)	11,106	2,200	4,807	3,662	20,337	—	(81,308)

Profit (loss) before Income Tax, Social Contribution and employees’ profit shares	(16,867)	1,467,655	424,383	138,198	61,879	43,508	28,728	32,242	19,279	90,896	—	2,289,901
Income tax and Social Contribution	(96,717)	(441,857)	(75,456)	(41,381)	(9,651)	(13,774)	(6,883)	(10,885)	(2,455)	(21,597)	—	(720,657)
Minorities	—	—	—	(42,741)	(266)	—	—	—	—	—	—	(43,007)
Employees profit shares	(2,706)	(21,947)	(69,849)	(4,228)	—	—	—	(171)	(80)	(181)	—	(99,163)
Net profit for the period	(116,290)	1,003,851	279,078	49,848	51,961	29,734	21,845	21,185	16,744	69,118	—	1,427,074

CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

A.            YEAR-ON-YEAR COMPARISONS FOR THE 9 MONTHS

Net profit for the period

In January through September 2009 (9M09), Cemig reported consolidated net profit of R$ 1,427,074, 13.06% less than the consolidated net profit of R$ 1,641,389 reported for January through September 2008. This result is mainly due to : expenses arising from the Final Tariff Review of Cemig D, recorded in 2009, and the provision for the Voluntary Retirement Program, in the amounts of R$ 213,803 and R$ 201,389, respectively, partially offset by the extraordinary revenue recorded in 2009 for the Tariff Review of Cemig GT, in the amount of R$ 158,090.

Ebitda (method of calculation not reviewed by external auditors)

Cemig’s Ebitda in 9M09 was R $2,888,413, which is 8.34% lower than the Ebitda of 3Q08, R $3,151,170. Adjusted for non-recurring items, Ebitda was 0.27% lower year-on-year.

The main non-recurring effects are:

On publication of the Transmission Tariff Review for Cemig GT, Aneel set the repositioning of that Company’s Annual Permitted Transmission Revenue (RAP) at an increase of 5.35%, backdated to 2005, resulting in recognition of extraordinary revenue of R$ 158,090.

With the announcement of the final Tariff Review of Cemig D, Aneel included in the tariff to be applied as from April 8, 2009 certain financial items relating to previous business years, with resulted in recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers applied in the period from April 8, 2009 through April 7, 2010.

These financial items relate principally to reduction of the costs of the “Reference Company” used by Aneel in calculating reimbursement to the Company of its controllable costs, with effect backdated to April 2008. The effect on Ebitda of this non-recurring recognition of the financial items was R$ 192,816 to Ebitda, as shown in the table below.

There was also an impact on Ebitda, in 9M09, of R$ 201,389, from the expenses of the PDV Voluntary Retirement Program — which 1,043 employees joined.

EBITDA - R$ ’000	09/30/2009	09/30/2008	Change, %
Net profit	1,427,074	1,605,794	(13.06)
+ Provision for current and deferred income tax and Social Contribution tax	720,657	853,029	(13.66)
+ – Financial revenues (expenses)	81,308	(36,148)	—
+ Depreciation and amortization	517,204	542,234	(4.62)
+ Profit shares	99,163	65,683	50.97
+ Minority interests	43,007	84,983	(49.39)
= EBITDA	2,888,413	3,151,170	(8.34)
Non-recurring items:
– Review of Transmission Revenue – Technical Note 214/2009	(158,090)	—	—
+ – Tariff review – Net revenue	213,803	(62,863)	(440.11)
– + Tariff review – Operational expense	(20,987)	4,330	(584.69)
– + The PPD and PDV Voluntary Retirement Programs	200,903	30,949	549.14
= ADJUSTED EBITDA	3,124,042	3,132,586	(0.27)

The lower Ebitda in 9M09 than in 9M08 mainly reflects operational costs and expenses (excluding effects of depreciation and amortization) 3.58% higher.

Ebitda margin was lower year-on-year, at 34.65% in 9M09, compared to 66.84% in 34.65% in 9M08.

Revenue from supply of electricity

Revenue from electricity sales in 9M09 totaled R$ 10,525,222, 2.03% lower than in 9M08 (R$ 10,316,243).

Final consumers

Revenue from electricity sold to final consumers was R$ 9,257,808 in 9M09, compared to R$ 9,255,592 in 9M08. The main items affecting this result are:

•                  The tariff increase for Cemig D, with average effect on consumer tariffs of 4.69%, starting from April 8, 2009.

•                  Reduction in Cemig D’s tariff, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008 (full effect in 2009).

•                  Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, with effect backdated to 2008, representing a reduction in gross revenue of R$ 213,803, in 2009.

•                  Volume of energy invoiced to final consumers 6.19% lower (this excludes Cemig’s own internal consumption).

Electricity sold to final consumers (MWh)

(Data not audited by external auditors)

	MWh
Consumption by consumer category	30/09/09	30/09/08	Change, %

Residential	7,258,610	6,732,489	7.81
Industrial	16,751,048	19,647,290	(14.74)
Commercial, services and others	4,553,494	4,347,312	4.74
Rural	1,654,615	1,679,417	(1.48)
Public authorities	781,589	762,292	2.53
Public illumination	920,208	914,760	0.60
Public service	995,127	1,001,258	(0.61)
Total	32,914,691	35,084,818	(6.19)

Revenue from wholesale electricity sales

The company’s revenue from electricity sold to other concession holders was R$ 560,076 in 9M09 was R$ 1,227,263, an increase of 23.36% over the sales of R$ 994,871 in 9M08.

This mainly reflects volume of electricity sold to other concession holders and under “bilateral contracts” contracted at auctions of electricity to the distributors 28.87% higher year-on-year, for tariffs between R$ 125.00 and R$ 145.77.  Part of the electricity previously sold to industrial consumers was sold in this market, reflecting the reduction in these consumers’ demand as a result of the international recession and its effects on Brazilian industrial output. Volume of electricity sold to other concession holders and under bilateral contracts in 9M09 totaled 17,802,377 MWh, compared to 13,921,798 in 9M08.

Revenue from use of the network – Free Consumers

Revenue from use of the grid was 2.76%, or R$ 43,006, higher in 9M09, at R$ 1,600,922, compared to R$ 1,557,916 in 9M08).

Revenue from the Tariff for Use of the Distribution Systems (TUSD) of Cemig D and Light was 17.72% lower, at R$ 845,477, in 9M09, than in 9M08 (R$ 1,027,543). This revenue comes from charges to Free Consumers on the electricity sold by other agents of the electricity sector, and was lower due to lower volume of transport of electricity to these free consumers, reflecting the effect of the international economic crisis on Brazilian manufacturing output, and also Cemig D’s average tariff being approximately 3% lower in 2009.

Also included in the balance on this line are revenues from use of the basic grid and the connection system, which were R$ 618,788 in 2009, compared to R$ 530,373 in 2008.  This variation is principally due to the accounting in June 2009 of the Permitted Annual Revenue (RTP) for previous periods, totaling R$ 136,657, due to the effect of the Transmission Tariff Review being backdated to include the period from July 1, 2005 to June 30, 2009.

Non-controllable costs

Differences between the sum of non-controllable costs (known as “CVA”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Complying with the Aneel Chart of Accounts, some items are allocated as Deductions from operational revenue.  Further information is in Explanatory note No. 9 to the Quarterly Information.

As from March 2008 the Company began to receive, in the tariff, the amounts posted in assets under “Portion A”. The portion of non-controllable costs which were actually received in the tariff is transferred to Operational expenses.

Deductions from operational revenues

Deductions from operational revenues were a total of R$ 4,230,362 in 9M09, 0.04% less than in 9M08 (R$ 4,232,129). Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account – CCC

The deduction from revenue for the CCC account in 9M09 was R$ 376,108, 28.14% more than in 9M08 (R$ 293,518). This refers to the costs of operation of the thermal plants in the Brazilian national grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services is the amount passed through to the tariff, and for the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás..

Energy Development Account – CDE

The deduction from revenue for the CDE in 9M08 was R$ 300,445, 2.23% more than in 3Q08 (R$ 293,883). The payments are specified by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CDE is charged to Free Consumers on the invoice for the use of the grid, and passed onto Eletrobrás.

Global Reversion Reserve – RGR

The deduction from revenue for the RGR in 9M09 was R$ 141,911, compared to R$ 132,869 in 9M08. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff.

The other deductions from revenue are for taxes that are calculated as a percentage of invoiced revenue. Hence their variations are substantially the same in percentage terms as the changes in revenue. Note that the taxes applicable to the extraordinary adjustments mentioned above and deducted from revenue in 2009 have not been calculated.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding net financial revenue/expenses) in 9M09 totaled R$ 5,963,294, an increase of 7.90% compared to the expenses of R$ 5,526,501 in 9M08. This result mainly reflects the increases in personnel costs, electricity bought for resale, charges for use of the basic transmission grid, and outsourced services, partially offset by lower cost of post-employment obligations and operational provisions.  Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

The main year-on-year variations in these expenses were:

Personnel expenses

Personnel expenses in 9M09 totaled R$ 1,024,354, 24.47% more than their total of R$ 822,972 in 9M08. This primarily reflects:

•                  The salary increase of 7.26% given to employees in November 2008.

•                  Provision for the PDV Voluntary Retirement Program, in the amount of R$ 201,389, in 2009.

On the other hand, the reduction in the number of employees from 10,442 in September 2008 to 9,837 in September 2009 contributed to lower personnel expenses.

Electricity bought for resale

The expense on electricity purchased for resale in 9M09 was R$ 2,529,469, 16.15% more than in 9M08 (R$2,177,689). The difference is due to higher purchases of electricity, related to sales activity. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff. Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

Depreciation and amortization

The expense on depreciation and amortization was 4.62% lower, at R$ 517,204 in 9M09, compared with R$ 542,234 in 9M08. This variation arises from depreciation in the “Special Obligations”, from April 8, 2008, the start date of the second Tariff Review cycle.

Post-employment obligations

The expense on post-employment obligations in 9M09 was R$ 105.760, 43.49% less than the expense of R$ 187,157 posted in 9M08. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the pension plans, estimated by an external actuary. The reduction in this expense reflects the reduction in the present value of the obligations recorded, as a result of the increase in the interest rate used to discount these obligations to present value.

Outsourced services

The expense on outsourced services in 9M09 was R$ 531,908, 12.17% more than in 9M08 (R$ 474,204) — the highest variations being in expenditure on communication, maintenance and conservation of facilities and electrical equipment, collection agents and consultancy, as follows:

•                  The expense on communication services in 9M09 was R$ 48,239, 11.83% more than in 9M08 (R$ 43,135). This variation arises mainly from expenses of Cemig D on an increased the number of telephone calls resulting from the longer rainy season in 2009; a significant increase in the number of calls by mobile phone, which are much more expensive; and the migration of other services previously provided through other channels, such as customer service branches, to the communications center.

•                  The expense on services of maintenance and conservation of facilities and electrical equipment in 9M09 was R$ 90,628, 13.73% more than in 9M08 (R$ 79,689). The increase arises mainly in expenditure by Cemig D, due to the prolongation of the rainy season, with greater demand for corrective maintenance of the system, and also the higher volume of preventive maintenance activities, aiming to reduce accidental outages in the next rainy season.

•                  The expense on collection agents, meter reading and delivery of electricity bills in 9M09 was R$ 88,408, 10.59% more than in 9M08 (R$ 79,944). The increase in this line is the result of upward adjustments by Cemig D in its contracts for meter reading and also from the growth in the number of consumers over the period.

•                  Other expenses, net, were R$ 21,983 in 9M09, 92.61% more than in 9M08 (R$ 11,413). The increase is due to the larger number of contracts with consultants for evaluation of projects for acquisition of new business by Cemig GT.

Operational provisions

Operational provisions in 9M09 totaled R$ 88,765,  49.44% higher than in 9M08 (R$ 175,570). The lower provision mainly reflects the elimination, in 2009, of provision for a civil court claim relating to a tariff increase, in the amount of R$ 29,277, on finalization of the court proceedings, and to lower expense on contingencies for litigation in civil actions in 2009 than 2008. For more information please see Explanatory Notes 22 and 28 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in 9M09 was R$ 612,627, compared to R$ 530,621 in 9M08, an increase of 15.45%.

These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost: the deduction from revenue recognized in the Income statement corresponds to the value actually passed through to the tariff.

Gas purchased for resale

The expense on gas purchased for resale in 9M09 was R$ 128,510, 23.37% less than the expense of R$ 168,841 posted in 9M08. This mainly reflects a lower quantity of gas being bought, due to less operation of thermal plants — clients of Gasmig — in 2009.

Financial revenues (expenses)

49M09 Cemig posted net financial expenses of R$ 81,308, which compares with net financial revenues of R$ 36,148 in 9M08. The main factors in this result are:

•                  Revenue from penalty payments applied to arrears on settlement of electricity bills 9.73% higher in 9M09, at R$ 139,464, compared to R$ 127,0980 in 9M08. This variation mainly reflects Cemig D’s higher revenue in 2008, in penalty payments from large industrial consumers recognized in September 2009 — the principal amounts of which were considerably less than the amounts added as penalty payments for delay in settlement.

•                  Revenue from monetary updating on amounts receivable under the General Agreement for the Electricity Sector 63.62% lower. The revenue in 9M09 was R$ 35,261, compared to R$ 93,944 in 9M08 — basically reflecting the lower value of the regulatory assets in 2009, since a significant part of them had been amortized (received).

•                  Revenue from monetary variation and interest applying to the Deferred Tariff Adjustment 97,37% lower, at R$ 1,802 in 9M09, compared to R$ 68,576 in 9M08. This primarily reflects reduction of the asset between the two periods, as a result of its partial settlement through receipt of amounts in consumers’ electricity accounts. For further details please see Explanatory Note 11 to the Consolidated Quarterly Information.

•                  Costs of loans and financings in Brazil were 24.45% lower year-on-year, due to amortizations in the period, and a lower variation in the CDI rate (the main indexor of contracts).

•                  Lower monetary updating on loans and financings: R$ 5,539 in 9M09, compared to R$ 73,587 in 9M08. This is basically due to lower inflation in 9M09 than in 9M08.

•                  Revenue reported in 2008 of R$ 108,090 from the final court decision in favor of Light in an action challenging the application of the PIS and Cofins taxes to financial revenue.

•                  In the second quarter of 2009 Cemig recognized a financial gain of R$ 82,702, for the financial compensation to be paid by the stockholders of RME for Cemig’s waiver of exercise of an option to buy the generation assets of Light for a previously agreed amount.

•                  Net gains on FX variations in 2009, in the amount of R$ 21,782, net of the compensatory effects relating to financial instruments, compared to a net loss of R$ 53,080 in 2008, arising basically from loans and financings in foreign currency indexed to the US dollar and the yen. This result arises principally from the appreciation of the Real against the dollar and the yen in 2009, compared to depreciation in 2008. The dollar and the yen depreciated against the Real, in 9M09, by 23.92% and 23.21%, respectively — while in 9M08 they appreciated, respectively, by 8.07% and 13.55%, against the Real.

For a breakdown of financial revenues and expenses, see Explanatory Note 29 to the Consolidated Quarterly Information.

Income tax and Social Contribution tax

In 9M09 Cemig’s expense on income tax and the Social Contribution was R$ 720,657, on profit of R$ 2,289,900 before tax effects, a percentage of 31.47%. In 9M08 Cemig’s expense on income tax and the Social Contribution was R$ 853,029, on profit of R$ 2,645,084, before tax effects, a percentage of 32.25%. These effective rates are compared with the nominal rates in Note 10 to the Consolidated Quarterly Information.

B.            YEAR-ON-YEAR COMPARISONS FOR THE QUARTER

INCOME STATEMENTS FOR THE THIRD QUARTERS OF 2009 AND 2009

	Third quarter 2009	Third quarter 2008	Change, %

OPERATIONAL REVENUE
Revenue from supply of electricity	3,718,029	3,415,253	8.87
Revenue from use of the network	524,635	544,058	(3.57)
Other operational revenues	158,191	164,496	(3.83)
Gross operational revenue	4,400,855	4,123,807	6.72
Deductions from operational revenue	(1,408,143)	(1,368,973)	2.86
Net operational revenue	2,992,712	2,754,834	8.63

OPERATIONAL COSTS AND EXPENSES
Personnel, managers and board members	(278,102)	(245,110)	13.46
Post-employment obligations	(37,258)	(61,645)	(39.56)
Materials	(27,064)	(22,075)	22.60
Raw materials	—	(23,478)	—
Outsourced services	(170,287)	(172,553)	(1.31)
Electricity bought for resale	(1,019,362)	(733,593)	38.95
Depreciation and amortization	(173,675)	(170,378)	1.94
Royalties for use of water resources	(42,100)	(33,561)	25.44
Operational provisions	(39,195)	(51,873)	(24.44)
Charges for the use of the basic transmission grid	(197,980)	(174,946)	13.17
Gas purchased for resale	(43,735)	(57,339)	(23.73)
Other operational expenses, net	(65,124)	(88,687)	(26.57)
	(2,093,882)	(1,835,238)	14.09
Operational profit (loss) before Financial revenue (expenses)	898,830	919,596	(2.26)
NET FINANCIAL REVENUE (EXPENSES)	(10,344)	(122,947)	(91.59)
Profit before income tax and Social Contribution tax	888,486	796,649	11.53
Income tax and Social Contribution tax	(289,742)	(300,144)	(3.47)
Deferred income tax and Social Contribution tax	2,577	66,252	(96.11)
Profit shares	(26,094)	(21,716)	20.16
Minority interests	(8,189)	(24,804)	(66.99)
Net profit for the period	567,038	516,237	9.84

Profit for the quarter

In the third quarter of 2009 (3Q09), Cemig reported net profit of R$ 567,038, 9.84% higher than the net profit of R$ 516,237 reported for the third quarter of 2008 (3Q08). This was basically due to lower Net financial revenue, with effect partially offset by operational costs and expenses 14.05% higher.  Cemig posted net financial expenses of R$ 10,344 in 3Q09, compared with net financial expenses of R$ 122,947 in 3Q08.

The higher operational costs and expenses in 3Q09 reflect the cost of energy purchased for resale 38.95% higher, and personnel expenses 13.45% higher, partially offset by the reduction in post-employment expenses. There is further comment on the variation in operational expenses on subsequent pages.

Ebitda (method of calculation not reviewed by external auditors)

Cemig’s Ebitda in the 3Q09 was a 1.60% lower than in 3Q08. Adjusted for non-recurring items, this percentage reduction was 1.91%

EBITDA - R$ ’000	3Q09	3Q08	Change, %
Net profit	567,038	516,237	9.84
+ Income tax and Social Contribution tax	287,165	233,892	22.78
+ Profit shares	26,094	21,716	20.16
– Financial revenues (expenses)	10,344	122,947	(91.59)
+ Depreciation and amortization	173,675	170,378	1.94
+ Minority interests	8,189	24,804	(66.99)
EBITDA	1,072,505	1,089,974	(1.60)
Non-recurring items:
+ The PDV Temporary Voluntary Retirement Program	10,205	13,797	(26.03)
= ADJUSTED EBITDA	1,082,710	1,103,771	(1.91)

In spite of operational costs and expenses (excluding depreciation and amortization) being 15.34% higher, Ebitda was only 1.64% lower in 3Q09 than in 3Q08 — reflecting Net operational revenue 13.31% higher year-on-year.

The resulting Ebitda margin was lower, year-on-year, in 3Q09, at 35.83%, compared to 39.56% in 3Q08.

Revenue from supply of electricity

	MWh (*)			R$
	3Q09	3Q08	Change, %	3Q09	3Q08	Change, %
Residential	2,390,877	2,234,575	6.99	1,129,283	978,993	15.35
Industrial	5,618,583	7,155,562	(21.48)	961,093	1,024,790	(6.22)
Commercial, services and others	1,456,060	1,406,091	3.55	646,458	581,374	11.19
Rural	678,046	718,582	(5.64)	167,466	159,262	5.15
Public authorities	255,566	251,697	1.54	111,364	103,337	7.77
Public illumination	304,818	303,372	0.48	76,688	69,847	9.79
Public service	335,729	316,634	6.03	100,328	88,985	12.75
Sub-total	11,039,679	12,386,513	(10.87)	3,192,678	3,006,588	6.19
Own consumption	12,635	12,444	1.53	—	—	—
Subsidy for low-income consumers	—	—	—	50,518	(6,493)	2.823.64
Uninvoiced supply – Regulatory asset	—	—	—	—	(38,807)	—
Uninvoiced supply , net	—	—	—	5,292	78,567	(93.26)
	11,052,314	12,398,957	(10.86)	3,248,488	3,039,855	6.86
Wholesale supply to other concession holders	3,463,773	2,856,010	21.28	379,312	325,105	16.67
Transactions in electricity on the CCEE	726,311	297,127	144.44	24,070	50,293	(52.14)
Effects of the Final Tariff Review	—	—	—	66,157	—	—
Total	15,242,398	15,552,094	(1.99)	3,718,027	3,415,253	8.87

(*) Information in MWh not reviewed by external auditors.

Revenue from supply of electricity in 3Q09 was R$ 3,718,028, higher than in 3Q08 (R$ 3,415,253) by 8.87%.

Main factors affecting revenue in 3Q09:

•                  Tariff adjustment with average impact on consumer tariffs of 4.69%, starting from April 8, 2009. (For the captive market impact was 6.21%);

•                  Volume of energy invoiced to final consumers 6.19% higher (this excludes Cemig’s own internal consumption).

Revenues from energy sold to other concession holders totaled R$ 379,312 in 3Q09, 16.67% more than in 3Q08 (R$ 325,105). This is mainly due to the volume of energy sold to other concession holders under ‘bilateral contracts’ made at auctions of electricity to distributors being 21.28% higher, 3,463,773 MWh in the third quarter of 2009 compared to 2.856.010MWh in the third quarter of 2008.

Revenufrom use of the network

This revenue is the TUSD (Tariff for Use of the Distribution System), charged to Free Consumers, on electricity sold, and also revenue for use of Cemig GT’s own basic transmission grid. It was 3.57% lower in 3Q08, at R$ 524,635, than in 3Q08 (R$ 544,058).

Non-controllable costs

Differences between the sum of non-controllable costs (known as “CVA”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Due to a change in Aneel’s plan of accounts, some items were transferred to the item “Deductions from operational revenue”. For more information, please see Explanatory Notes 2 and 7 to the Quarterly Information.

Deductions from operational revenues

	3Q09	3Q08	Change, %
ICMS tax	743,222	742,988	0.03
Cofins tax	314,678	291,219	8.06
PIS and Pasep taxes	63,315	56,780	11.51
ISS value added tax on services	734	1,154	(36.40)
	1,121,949	1,092,141	2.73

Global Reversion Reserve – RGR	49,554	46,807	5.87
Energy Efficiency Program – P.E.E.	10,770	9,217	16.85
Energy Development Account – CDE	105,024	97,182	8.07
Fuel Consumption Account – CCC	101,439	106,035	(4.33)
Research and Development – R&D	7,930	7,022	12.93
National Scientific and Technological Development Fund – FNDCT	7,666	7,057	8.63
Energy System Expansion Research (EPE / Energy Ministry)	3,814	3,522	8.29
Emergency Capacity Charge	(3)	(10)	(70.00)
	286,194	276,832	3.38
	1,408,143	1,368,973	2.86

Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account – CCC

The deduction from revenue for the CCC in 3Q09 was R$ 101,439, 4.33% less than in 3Q08 (R$ 106,035). This refers to the costs of operation of the thermal plants in the Brazilian national grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services is passed through in full to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge — it is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 105,024 in 3Q09, 8.07% higher than in 3Q08 (R$ 97,182). This is a non-controllable cost. The amount posted for electricity distribution services is passed through in full to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge — this part is charged to Free Consumers on the invoice for the use of the grid, and passed onto Eletrobrás.

The other deductions from revenue are of taxes calculated as a percentage of billing, so their variations are directly proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue/expenses) totaled R$ 2,093,882 in 3Q09, 14.09% higher than in 3Q08 (R$ 1,835,238). This is mainly due to higher Personnel costs and cost of Electricity bought for resale, partially offset by lower expenses on Operational provisions, Raw materials and Post-employment obligations.

The main year-on-year variations in these expenses were:

Personnel expenses

Personnel expenses in 3Q09, at R$ 278,102, were 13.46% higher than in 3Q08 (R$ 245,110). This reflects the salary adjustment of 7.26% negotiated in November 2008, and a lower volume of funds transferred to Works in progress in 2009.

Electricity bought for resale

The expense on this account in 3Q09 was R$ 1.019.362, 38.95% higher than the figure of R$ 733,593 for the third quarter of 3Q08. This reflects an average tariff paid of energy bought for resale 23.86% higher in the 2009–10 tariff cycle. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff. Further information is given in Explanatory Note 28, item b, to the Consolidated Quarterly Information.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 38,258 in 3Q08, 39.56% less than in 3Q08 (R$ 61,645). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made to the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Operational provisions

Expenses on operational provisions in 3Q09 totaled R$ 39,195, 24.44% less than in 3Q08 (R$ 51,873). The lower figure reflects reduction in some items, especially provisions for civil litigation, partially offset by an increase in the provision for doubtful debtors. The lower provision for civil lawsuits reflects a reversal of R$ 6,141, in 3Q09, due to finalization of lawsuits relating to tariff increases.

Financial revenues (expenses)

	3Q09	3Q08	Change, %
FINANCIAL REVENUES
Revenue from cash investments	51,104	79,137	(35.42)
Arrears penalty payments on electricity bills	78,449	28,578	174.51
Interest and monetary updating on accounts receivable from the Minas Gerais state government	67,959	70,830	(4.05)
Monetary updating of CVA	7,548	11,571	(34.77)
Monetary updating on the General Agreement for the Electricity Sector	8,573	21,080	(59.33)
Monetary updating and interest – Deferred Tariff Adjustment	—	14,372	—
FX variations	28,710	(13,749)	(308.82)
Pasep and Cofins taxes on financial revenues	(8,614)	(10,392)	(17.11)
Gains on financial instruments	306	(4,812)	(106.36)
FIDC revenues	—	—	—
Adjustment to present value	555	12,419	(95.53)
Other	35,758	36,736	(2.66)
	270,348	245,770	10.00

FINANCIAL EXPENSES
Charges on loans and financings	(199,156)	(245,599)	(18.91)
Monetary updating on the General Agreement for the Electricity Sector	(880)	5,997	(114.67)
Monetary updating – CCEE	4,013	—	—
Monetary updating of CVA	339	(7,900)	(104.29)
FX variations	(11,971)	(55,482)	(78.42)
Monetary updating on loans and financings	510	(21,660)	(102.35)
CPMF tax	—	627	—
Provision for losses on recovery of Extraordinary Tariff Recomposition and “Free Energy” amounts – updating	(8,306)	(789)	952.72
Adjustment to present value	(2,829)	(18,233)	(84.48)
Losses on financial instruments	(3,596)	19,204	(118.73)
Other	(58,816)	(44,882)	31.05
	(280,692)	(368,717)	(23.87)
	(10,344)	(122,947)	(91.59)

The Financial revenue (expenses) line was significantly different between the two periods. The main factors are:

•                  Revenue from penalty payments on electricity invoices in arrears in 3Q09, at R$ 78.449, 174.51% higher than in 3Q08 (R$ 28,578). This is basically made up of arrears charges on Accounts Receivable from large consumers, in the amount of R$ 48,565, recognized in September 2009.

•                  Revenue from adjustment to present value in 2008, totaling R$ 12,419, applied to the balance of some financings, debentures and obligations payable for concessions for consideration, in compliance with Law 11,638/07.

•                  Revenue from monetary variation on the General Agreement for the Electricity Sector 59.33% lower — at R$ 8,573 in 2009, vs. R$ 21,080 in 2008 — reflecting the lower value of the regulatory assets in 2009, due to the principal regulatory assets previously constituted (RTE and Deferred Tariff Adjustment) having been partially amortized.

•                  Costs of loans and financings 51.95% lower, due to amortizations of debt in 2008 and the lower variation in the CDI rate (the main indexor of contracts) in 2009.

•                  Net gains on FX variations in 2009, in the amount of R$ 13,449, net of the compensatory effects relating to financial instruments, compared to a net loss of R$ 54,839 in 2008, arising basically from loans and financings in foreign currency indexed to the US dollar and the yen. This principally reflects the appreciation of the Real against the dollar and the yen in 3Q09, compared to depreciation in 3Q08.

Income tax and Social Contribution tax

In 3Q09, Cemig’s expenses on income tax and the Social Contribution totaled R$ 287,165, on profit of R$ 888,486, before tax effects, a percentage of 32.32%. In 3Q08 the expense on income tax and the Social Contribution tax was R$ 233,892, on profit of R$ 796,649, before tax effects — a percentage of 29.35%.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Information not reviewed by our external auditors.

Investor Relations

In the 9 months of 2009, through strategic activities aiming to enable investors and stockholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we increased Cemig’s exposure to the Brazilian and global capital markets as a leading company in its sector.

We keep up a constant and proactive flow of communication with Cemig’s investor market, strengthening our credibility, seeking to increase interest in our securities and ensure that investors are satisfied with them.

Our results are published in presentations given by video webcasts and conference calls, with simultaneous translation into English, at which members of the Executive Board are always present — developing an increasingly transparent relationship, in line with the best corporate governance practices.

To serve our stockholders, who are spread over 40 countries, and facilitate optimum coverage of investors, Cemig was present in Brazil and worldwide at innumerable seminars, conferences, investor meetings, congresses, and roadshows; and also held video and telephone conference calls with analysts, investors and other parties interested in the capital markets.

In May, for the 14th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, jointly with Apimec — the Brazilian Capital Markets and Analysts’ Association — in Uberlândia, Minas Gerais, where these professionals once again had the opportunity to interact with the company’s directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares have been listed under Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001 (with tickers CMIG3 and CMIG4 respectively). This classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Because Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange, representing preferred shares (with ticker CIG) and common shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Companies Manual. Our preferred shares have been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Since the end of 2006 our material procedures related to preparation of the Consolidated Financial Statements have been compliant with the requirements of Section 404 of the Sarbanes-Oxley law of the US.

As well as our dividend policy, our bylaws include the targets of the Strategic Plan, as follows :

•                  – to keep consolidated indebtedness equal to or less than 2 times Ebitda.

•                  – to keep the consolidated ratio (Net debt) / (Net debt + Stockholders’ equity) equal to or less than 40%.

•                  – to limit consolidated funds in Current assets to 5% of Ebitda.

•                  – consolidated funds allocated to capital expenditure in each business year to be limited to 40% of Ebitda (exceptionally, 65% in 2006 and 55% in 2007).

•                  – to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or greater than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations.

•                  – to limit the expenses of the subsidiary Cemig Distribuição (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

The Board of Directors may authorize numbers in excess of these standards, in response to temporary needs, up to the following limits:

•                  – consolidated debt: maximum of 2.5 times Ebitda.

•                  – consolidated ratio (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%.

•                  – consolidated funds in Current assets: maximum of 10% of Ebitda.

The stockholders’ agreement signed between the Government of Minas Gerais State and Southern Electric Brasil Participações Ltda. (SEB) in 1997, has been suspended by the Brazilian courts. Appeals filed by SEB are before the federal courts.

The Board of Directors

Meetings

Our Board of Directors met 17 times from January to September in 2009, to discuss strategic planning, expansion projects, acquisition of new assets, and various other investments, among other subjects.

Membership, election and period of office

The present Board of Directors was elected on April 29, 2009, by the cumulative voting method, as specified by Article 141 of Law 6404 of December 15, 1976, as amended. Our Board of Directors is made up of 14 members, of whom eight are elected by the Government of the State of Minas Gerais, five by the stockholder Southern Electric Brasil Participações Ltda. – SEB, and one by the minority holders of preferred shares.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2010.

Principal responsibilities and attributions:

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•                  Decision, before signing, on any contract signed between Cemig and any of its stockholders or their parent companies.

•                  Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 5 million or more.

•                  Authorization for issuance of securities in the domestic or external market to raise funds.

•                  Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Since 2006 Cemig has had committees, made up of members of the Board of Directors, to carry out prior discussion and analysis on matters to be decided by the Board, as follows:

1.              Board of Directors’ Support Committee;

2.              Corporate Governance Committee;

3.              Human Resources Committee;

4.              Strategy Committee;

5.              Finance Committee; and,

6.              Audit and Risks Committee.

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, diplomacy, etc.), and very broad experience in business management. Their remuneration is 20% of the average paid to our Directors, and does not include any share purchase options.

A list with the names of the members of the Board of Directors and their résumés is on our website at:  http://ri.cemig.com.br

Audit Committee

As well as the Brazilian Corporate Law, in relation to the requirements of the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC), the capital markets regulator of the United states, we opted for the exemption allowed by the Exchange Act, rule 10-3A, and regulated by SEC release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

The Executive Board

The Executive Board is made up of nine members whose individual functions are set by the company’s Bylaws. They are elected by the Board of Directors for periods of office of three years. They may be reelected; they may also be dismissed at any time by the Board of Directors.

Members are allowed also to hold simultaneous non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, on decision by the Boards of Directors of those companies. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors held after the Ordinary General Meeting of Stockholders of 2012.

The members of the Executive Board and brief résumés are on our website: http://ri.cemig.com.br.

The Chief Officers have individual responsibilities established by the Board of Directors and the Bylaws, including:

•                  Current management of the company’s business, complying with the bylaws, the Long-term Strategic Plan, the Multi-Year Strategic Implementation Plan, and the Annual Budget.

•                  Decision on any disposal of goods, loans or financings, charges of any of the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions in amounts less than R$ 14 million.

The Executive Board normally meets weekly. Until September, 2009 it held 43 meetings in 2009.

A list of the names and summary resumes of its members is available on our website:  www.ri.cemig.com  under >> Institutional >> Boards.

The Audit Board

Meetings

The Audit Board held 8 meetings in 2009.

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected. They are:

•                  one member elected by the holders of the preferred shares;

•                  one member elected by the holders of the common shares not belonging to the controlling stockholder group, representing at least 10% of the registered capital; and

•                  three members appointed by the majority stockholder.

The members of the Audit Board are listed on our website:  www.ri.cemig.com

Principal responsibilities and attributions:

As well as the attributions specified by Law 6404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law — to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC), the capital markets regulator of the United states — we opted to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average paid to the Chief Officers.

Résumé information on its members is on our website:  www.ri.cemig.com

The Sarbanes-Oxley  Law

Cemig has obtained certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements,  issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is a part of the annual 20-F report relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

A link was established between the potentially significant controls and accounting records in the financial statements for 2008. The design of the processes and key controls for ensuring mitigation of the risks associated with the preparation and disclosure of the financial statements for the year ended December 31, 2008.

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning — which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance Committee, Compliance with the Sarbanes-Oxley Law, the Budget Prioritization Committee, Internal Auditing, the Energy Risks Management Committee, the Insurable Risks Committee, and the Control and Management Committee.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. The result has been an improvement in the effectiveness of the strategic controls, a commitment to implementation of the mitigating action plans proposed and, consequently, reduction of the financial impact and the probability of occurrence of innumerable risks.

The method for measurement of risks that Cemig has chosen is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives; risks; internal controls; and alignment.

To ensure safety, confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the SGIR (Integrated Risk Management System) application, which embodies the methodology referred to above. Cemig also has a site giving employees access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

Functional structure

The main determining factor for the option adopted for functional structure is decentralized management by Risk Managers. This expresses the corporative and matricial nature of the function, with monitoring centralized by the Corporate Risk Management Unit, which generates relevant information with a systemic view and meets the demands of the Corporate Risk Management Committee.  The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by corporate risk management in Cemig are:

•                  Improvement of the methodology of calculation of financial exposure risks, to provide the maximum possible objectivity for the assessment made by managers, offering senior management maximum security in the process of taking decisions.  The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy.

•                  Creation of standard reports, to meet the needs of various decision levels in the company.

Statement of Ethical Principles and Code of Professional Conduct

The approval by Cemig’s Board of Directors in May 2004 of the Declaration of Ethical Principles and Code of Professional Conduct (www.ri.cemig.com.br), confirms an important step in improving our internal system of corporate governance, and increasing our corporate transparency. The Declaration is divided into 11 Principles that reflect ethical conduct and values that are incorporated into our culture.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment and decision on any possible non-compliances with the document.

In December 2006 we created the Information Channel, to be used only by Cemig employees and workers. It enabled the Ethics Committee to receive anonymous reports, via an open channel on our intranet — the Anonymous Information Channel. Items reported here should include irregular practices contrary to the Company’s interests, including: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

It can receive and investigate any reports of violations of the ethical principles and rules of conduct, provided they are presented in a written document signed by the interested party, and sent to the address: Cemig, Av. Barbacena 1200, SA/17°/B2, accompanied by indication of the means of proof (witnesses, documents or other sufficient and appropriate means). They can also be sent by email or telephone — the address and phone number are well known to all the company’s employees.

In December 2006 we put in place our Anonymous Information Channel, available on the corporate intranet, the purpose of which is to receive, submit and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting. This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. This new instrument of corporate governance improves the management of our employees and of our business, and reaffirms our ethical principles.

The Statement of Ethical Principles and Code of Professional Conduct of Cemig is based on 11 Principles, which express the ethical conduct and values incorporated into its culture. It is available on our website at  http://ri.cemig.com.br.

POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK ON JUNE 30, 2009

STOCKHOLDER	COMMON SHARES (thousands)%		PREFERRED SHARES (thousands)%		TOTAL SHARES (thousands)%
State of Minas Gerais	138,175,720	50.96	—	0.00	138,175,720	22.27
Other entities of Minas Gerais State	36,544	0.01	6,415,884	1.84	6,452,428	1.00
Total, controlling stockholder	138,212,264	50.97	6,415,884	1.84	144,628,148	23.27
Southern Electric Brasil Participações Ltda.	89,383,266	32.96	—	0.00	89,383,266	14.41

STOCKHOLDERS OF SOUTHERN ELECTRIC BRASIL PARTICIPAÇÕES LTDA. ON SEPTEMBER 30, 2009

Item	Name	Number of shares (Units)%
1	Cayman Energy Traders	321,480,876	91.75
2	524 Participações S.A.	28,913,419	8.25

1 – Non-Brazilian company.

2 – Listed company; Opportunity Alfa FIA Fund holds 99.99% of its registered capital.

SHARES OF THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND MEMBERS OF THE AUDIT BOARD

	30.09.2009		30.09.2008
	ON SHARES	PN SHARES	ON SHARES	PN SHARES
CONTROLLING STOCKHOLDER	138,212,264	6,415,884	110,569,812	4,974,466
BOARD OF DIRECTORS	7,902	438	6,319	500
Alexandre Heringer Lisboa	1	—	1	—
André Araújo Filho	1	—	—	—
Andréa Leandro Silva	7	—	6	—
Antônio Adriano Silva	1	—	1	—
Britaldo Pedrosa Soares	1	—	—	—
Cezar Manoel de Medeiros	1	—
Clarice Silva Assis	1	—	—	—
Djalma Bastos de Morais	—	50	—	40
Eduardo Lery Vieira	1	—	1	—
Evandro Veiga Negrão de Lima	7,649	—	6,120	—
Fernando Henrique Schüffner Neto	—	386	—	309
Francelino Pereira dos Santos	1	—	1	—
Franklin Moreira Gonçalves	1	—	1	—
Guilherme Horta Gonçalves Junior	1	—	1	—
Guy Maria Villela Paschoal	10	—	8	—
Jeffery Atwood Safford	1	—	—	—
João Camilo Penna	1	1	1	150
José Castelo Branco da Cruz	1	—	—	—
Kleber Antônio de Campos	1	—	—	—
Lauro Sergio Vasconcelos David	1	—	1	—
Luiz Antônio Athayde Vasconcelos	1	—	1	—
Marco Antônio Rodrigues da Cunha	1	—	1	—
Maria Amália Delfim de Melo Coutrim	1	—	1	—
Maria Estela Kubitschek Lopes	1	—	1	—
Paulo Sérgio Machado Ribeiro	88	1	71	1
Roberto Pinto Ferreira Mameri Abdenur	127	—	102	—
Sérgio Alair Barroso	1	—	—	—
Thomas Anthony Tribone	1	—	—	—

	STOCK POSITION
	30.09.2009		30.09.2008
NAME	ON SHARES	PN SHARES	ON SHARES	PN SHARES

EXECUTIVE BOARD	9	436	6	349
Djalma Bastos de Morais	—	50	—	40
Arlindo Porto Neto	1	—	—	—
Bernardo Afonso Salomão de Alvarenga	1	—	1	—
Fernando Henrique Schüffner Neto	—	386	—	309
José Carlos de Mattos	—	—	—	—
Luiz Fernando Rolla	6	—	4	—
Luiz Henrique de Castro Carvalho	—	—	—	—
Marco Antônio Rodrigues da Cunha	1	—	1	—
Márcio Augusto Vasconcelos Nunes	—	—	—	—

AUDIT BOARD	—	—	—	—
Aliomar Silva Lima	—	—	—	—
Ari Barcelos da Silva	—	—	—	—
Aristóteles Luiz Menezes Vasconcellos Drummond	—	—	—	—
Leonardo Guimarães Pinto	—	—	—	—
Luiz Guarita Neto	—	—	—	—
Luiz Otávio Nunes West	—	—	—	—
Marcus Eolo de Lamounier Bicalho	—	—	—	—
Newton de Moura	—	—	—	—
Thales de Souza Ramos Filho	—	—	—	—
Vicente de Paulo Barros Pegoraro	—	—	—	—

SHARES IN CIRCULATION

(OTHER THAN SHARES OWNED BY THE STATE OF MINAS GERAIS) (*)

DATE	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
30.09.2009	132,934,068	49.03	342,541,418	98.09	475,475,486	76.64
30.09.2008	106,376,485	49.03	276,165,731	99.92	385,542,216	77.68

(*) Changes in numbers of shares arise from corporate action and/or events during 2009.

INDEPENDENT AUDITORS’ REVIEW REPORT

To

The Board of Directors

Companhia Energéticas de Minas Gerais – CEMIG

Belo Horizonte - MG

1.              We have reviewed the Quarterly Financial Information – ITR of Companhia Energéticas de Minas Gerais – CEMIG (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2009, comprising the balance sheets, the statements of income, changes in shareholders’ equity and of cash flows, the explanatory notes and management report, which are the responsibility of its management.

2.              Our review was conducted in accordance with the specific rules set forth by the IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information – ITR; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.              Based on our review, we are not aware of any material modification that should be made in accounting information included in the Quarterly Financial Information – ITR described above, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information – ITR, including the Instruction CVM Nº 469/08.

4.              As mentioned in Note 2 to the financial information, the accounting practices adopted in Brazil have been changed in 2008 and the effects of the first time adoption were recognized of the Company and its subsidiaries on the fourth quarter of 2008 and disclosure in the financial statements for the year ended December 31, 2008. The statement of income, changes in shareholders’ equity and cash flow for the quarter ended September 30, 2008, presented in connection with the Quarterly Financial Information – ITR, did not change for comparison purposes, as permitted by Direct Release/CVM/SNC/SEP nº 02/2009 (Ofício Circular).

5.              As described in Notes 8, 17 and 22 to the financial information, Companhia Energética de Minas Gerais – CEMIG and its subsidiaries have assets and liabilities recorded in relation to transactions for the sale and purchase of energy and other transactions on the Electricity Trading Chamber (CCEE) (previously called “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out to September 30, 2009, and may be changed as a result of decisions in current Court Proceedings brought by companies in the sector, in relation to the interpretation of the rules of the wholesale energy market in effect at the moment in which referred transactions are realized.

6.              The financial statements of Fundação de Seguridade Social Braslight, the pension fund sponsored by the indirect controlled Light S.A., related to four-period ended April 30, 2009, were audited by other independent auditors, who issued an opinion thereon, dated June 2, 2009, including a paragraph commenting on a balance of R$133.5 million related to tax credits arising from the Entity’s tax immunity proceeding, already considered a final and unappealed decision, which, according to the Management’s estimates, can be offset by taxes payable in the following years. The future realization of the asset is subject to the continuance of the offset process in the Internal Revenue Service, which was suspended in September 2005. If this suspension is maintained, the Entity may eventually record a provision for the asset. This asset, which guarantees the Entity’s actuarial reserves, was deducted from calculation of the subsidiaries’ actuarial deficit, as required by CVM Resolution 371/00. Consequently, in case this amount is provisioned, the proportionally effect in the result will be R$17.4 million.

November 12, 2009

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG058176/O-0

2.                                                                                       Third Quarter 2009 Earnings Release, Companhia Energética de Minas Gerais – CEMIG

Brazil’s Best Electricity

EARNINGS RELEASE

3Q09

Cemig H

CEO, Djalma Bastos de Morais, makes the following comments on Cemig’s 3Q09 results:

“Our exceptional results for the third quarter reflect, again, the success of our Long-Term Strategic Plan and the strategy developed from it – which, by focusing on adding value for stockholders in the long term through our portfolio of businesses, provides Cemig with the ability to grow sustainably, with robust financial results and strong governance.

In spite of a world economic context which was challenging, Cemig has shown solidity in its fundamentals, going through this macroeconomic crisis in a differentiated situation, creating new opportunities for growth.

We are finalizing the acquisition of Terna, within the expectations that we previously announced, and have recently increased our stake in the TBE transmission companies: both add stability and predictability to our results, securing for Cemig a solid position as uncontested leader of the Brazilian electricity sector, through its simultaneous activity in all three segments of the industry – generation, transmission and distribution.

This strong situation is the result of a group of strategies, from keeping a balanced portfolio of businesses to our financial discipline, by way of successful strategies in sale of electricity – which have succeeded in mitigating the effect of the cooling of the economy on our overall results.

As well as seeking growth through acquisition opportunities that arise, we have continued our expansion through new projects: we recently inaugurated the Baguari hydroelectric complex, with 140MW of installed capacity, and started operation of the Parajuru Wind Farm, with installed capacity for 29 MW. Both further increase the percentage of sources considered to be environmentally clean in our generation portfolio. This is a factor of primordial importance in facing the challenges of this century, but also a routine for Cemig – which has been part of the Dow Jones Sustainability Index for the last 10 years.

We continue to do our homework, growing in all sectors in a balanced fashion, with our continuing focus on operational excellence, and rationalization of processes.

Finally, the results are evidence that our Long-Term Strategic Plan positions us on the right growth path, resulting in increasing profits, and consequently distribution of higher dividends.

All these things are the fruit of the decisions taken in recent years, that are constantly adding value to our businesses – and continually making Cemig a stronger and more solid company, and one with an efficient and differentiated corporate management within the Brazilian electricity sector.”

CFO Luiz Fernando Rolla adds the following comments:

“In this third quarter our company has continued to provide consistent, robust cash flow, as a result of our portfolio of businesses, which maximizes long-term returns, with low risk. Our Ebitda has reached the R$ 1.07 billion level, with an Ebitda margin of 36%, benefiting from our policy of maintaining high levels of management of our assets and operational efficiency – the evidence of this excellence is in our net income, of R$ 567 million in this third quarter, 10% higher than in the third quarter of last year.

This new level of results is a consequence of the execution of the strategy in our Strategic Plan, reflecting the rightness of our choice to grow through both acquisitions and new projects, in the process of consolidation of the sector. This year has emerged as a landmark for our company, for the enormous challenges that have been overcome with technical, financial and management excellence.

We have now been through the final phase of our tariff reviews – which reduced the tariffs of our distribution company, thus sharing with consumers the efficiency gains that we achieved in the previous cycle – in the midst of a situation of economic slowdown, and stress in the international capital markets, which considerably affected the electricity consumption of our industrial clients. With the stability of revenue of our generation company guaranteed by contracts with a minimum take-or-pay component of 90%, we have helped our corporate clients by placing the electricity that they were not going to need in 2009, and we did this speedily and creatively, leveraging our results with sales in short-term contracts for R$ 145 per MWh.

We continue our quest for ever-greater operational efficiency, which has included investment in a voluntary retirement program that will begin to reduce our personnel costs significantly in the last quarter of 2010.

With the results foreseen by our Strategic Plan materializing, we go forward in the process of consolidation of Brazil’s electricity sector, successfully concluding the acquisition of Terna Participações S.A., for a total amount of approximately R$ 5 billion, including debt, through an innovative structure: the partnership with an Equity Investment Fund, FIP Coliseu – created with an asset already in the process of acquisition. Due to the needs of this acquisition, and so as to keep Cemig well-positioned in relation to the opportunities that we can see ahead, we raised approximately R$ 2.7 billion, and in this transaction we saw strong demand from the market, illustrating the potential that we still have for further growth – though without omitting to preserve our equity structure, which has just received one of the best credit ratings in the sector, from S&P .

Summing up: With the execution of our Long-Term Strategic Plan, preserving the solidity of our balance sheet, our dividend policy, our financial discipline and our technical excellence, Cemig now operates in 20 of Brazil’s States, growing in a balanced and sustainable manner, always with the addition of value for our stockholders as a primary aim.

The rest of this release highlights the details of our third quarter:

(All figures in thousands of Reais, unless otherwise stated)

— Headlines of 3Q09

•	Ebitda:	R$ 1.07 billion

•	Net income:	R$ 567 million

•	Net revenue:	R$ 2.99 billion

•	Cash position:	R$ 2.76 billion

•	Volume sold in 3Q09:	15,242 GWh

— Economic summary

			R$ million
	3Q09	3Q08	Change (%)

Electricity sold, GWh*	15,242	15,552	(1.99)

Gross revenue	4,401	4,123	7.62

Net sales revenue	2,993	2,754	8.06

Ebitda	1,073	1,090	(1.65)

Net income	567	516	9.88

* Includes figures for Light S.A.

— Capital markets performance

BOVESPA

	Dec. 2007	Dec. 2008	∆%	Dec. 2008	Sep 2009	∆%

CMIG3	23.33	18.68	(19.93)	18.68	21.85	16.97

CMIG4	22.92	24.05	4.93	24.05	27	12.27

IBOVESPA	63,886	37,550	(41.22)	37,550	61,517	63.83

IEE	17,305	15,291	(11.64)	15,291	22,330	46.03

NYSE

	Dec. 2007	Dec. 2008	∆%	Dec. 2008	Sep 2009	∆%

CIG.C	18.5	10.25	(44.59)	10.25	12.73	24.20

CIG	16.52	13.16	(20.34)	13.16	15.20	15.5

DOW JONES	13,265	8,776	(33.84)	8,776	9,712	10.67

— Our electricity market

Total sales

Our total consolidated sales continued to grow in 2009, to 15,242 GWh in 3Q09. This was only 1.99% less than our sales in third quarter 2008, but represents a return to our pre-crisis sales volume levels.

Through a successful commercial strategy, the Cemig Group succeeded in re-placing the quantities of energy by Free Clients in the regulated market – and this effort succeeded in increasing our sales to other concession holders, by 21.25% – to 3,463 GWh.

Cemig’s main sales in the wholesale markets took place in Adjustment Auctions, in which this excess supply was negotiated for an average price of R$ 145/MWh.

The table below shows the breakdown of our sales to final consumers and the areas of growth:

Electricity volume sold

	GWh
	3Q09	3Q08	∆%

Residential	2,391	2,235	6.99
Industrial	5,619	7,156	(21.48)
Commercial	1,456	1,406	3.55
Rural	678	719	(5.64)
Others	897	872	2.90

Sold to final consumers	11,041	12,387	(10.87)
Own consumption	13	12	1.53
Wholesale sales to other concession holders	3,463	2,856	21.28
Transactions in electricity on the CCEE	726	297	144.44
TOTAL	15,242	15,552	(1.99)

— The distribution market

Cemig D

Cemig sold 1.72% less volume of energy, totaling 5,666 GWh, in 3Q09 than in 3Q08.

The main reason was an 18.4% lower consumption by industry comparing with the 3Q08 – reflecting the fall in economic activity in Cemig’s concession area, especially in the mining and metal industries.

The reduction was, however, almost entirely offset by growth in the residential and commercial consumer categories, whose consumption was respectively 8% and 4.5% higher year-on-year.

Due to the better outlook for growth in the economy of Minas Gerais State in the fourth quarter of this year we expect to see a trend of growth in Cemig D’s sales volume.

This chart breaks down Cemig D’s sales volume by consumer type:

CEMIG D – electricity sales volume

	GWh
	3Q09	3Q08	∆%

Residential	1,951	1,806	8.0

Industrial	1,220	1,496	(18.4)

Commercial	1,102	1,055	4.5

Rural	675	715	(5.6)

Others	718	693	(3.48)

TOTAL	5,666	5,765	(1.72)

This table shows sources and uses of Cemig D’s electricity in 3Q09:

Cemig D – 3Q09 – sources and uses of electricity

GWh		3Q09	3Q08	Change, %	9M09	9M08	Change, %
Total energy carried	(a + b + c)	10,990	11,909	-7.7%	31,197	33,738	-7.5%
Average volume transported for concession holders	(a)	71	71	0.0%	177	201	-11.9%
Average volume transported for Free Consumers	(b)	3,845	4,560	-15.7%	10,600	12,933	-18.0%
Own load	c = (d + e)	7,074	7,278	-2.8%	20,420	20,604	-0.9%
Captive consumer market	(d)	5,665	5,766	-1.8%	16,592	16,435	1.0%
Losses in our distribution network	(e)	1,409	1,512	-6.8%	3,828	4,169	-8.2%

— Generation market

Cemig GT

Cemig GT was able to offset the fall in sales to final consumers by selling energy in the wholesale to concession holders, in a volume approximately 39% higher than in 3Q08

With Cemig GT’s successful placement of this available excess, and the success of the commercial strategy, the company was able to report sales volume 1.16% higher in 3Q09 than 3Q08

This table shows the changes:

	GWh
Cemig GT – sales	3Q09	3Q08	∆%

Final consumers	4,019	5,255	(23.52)

Wholesale sales	4,165	3,000	38.83

Transactions on the CCEE	549	378	45.24

TOTAL	8,733	8,633	1.16

— Net income

In the third quarter of 2009 (3Q09), Cemig reported net income of R$ 567,038, 9.84% higher than the net income of R$ 516,237 reported for the third quarter of 2008 (3Q08). This was basically due to lower net financial expenses, partially offset by the effect of operational costs and expenses 14.05% higher.  Cemig posted net financial expenses of R$ 10,216 in 3Q09, compared with net financial expenses of R$ 122,947 in 3Q08.

The higher operational costs and expenses in 3Q09 reflect cost of energy purchased for resale 38.95% higher, and personnel expenses 13.45% higher, partially offset by the reduction in post-employment expenses. More details on the variations in operational expenses can be seen later in this document.

This chart shows the breakdown of net income by company:

— EBITDA

Cemig’s Ebitda in 3Q09 was 1.64% lower than in 3Q08. Adjusted for non-recurring items, the percentage reduction was 1.94%.

In spite of operational costs and expenses (excluding depreciation and amortization) being 15.34% higher, Ebitda was only 1.64% lower in 3Q09 than in 3Q08 – reflecting Net operational revenue 8.63% higher year-on-year. The resulting Ebitda margin, at 35.83% in 3Q09, was lower than in 3Q08 (39.56%).

This chart shows the breakdown of Ebitda by company:

The chart below shows the breakdown of Ebitda by contribution from the different types of operation, in 3Q09.

As can be seen, the Cemig Group has a balance in the contribution of each business to the company’s cash flow, providing better predictability and stability in its results.

Ebitda, by business, 3Q09

— Revenue from supply of electricity

Revenue from supply of electricity in 3Q09 was R$ 3,718,029, 8.87% higher than in 3Q08 (R$ 3,415,253).

The main factors affecting revenue in 3Q09 were:

•                  The tariff increase, with average effect on consumer tariffs of 4.69%, starting from April 8, 2009 (for the captive market, the increase was 6.21%).

•                  Downward adjustment of Cemig D’s distribution tariff, with average impact across all its consumer tariffs of a reduction of 12.08%, from April 8, 2008.

•                  Volume of energy invoiced to final consumers 6.19% higher than in 3Q08 (this excludes Cemig’s own internal consumption).

— Revenue from wholesale electricity sales

Revenue from wholesale sales in 3Q09 was R$ 379,312, 16.67% higher than in 3Q08 (R$ 325,105). This is principally due to the volume of electricity sold to other concession holders being 21.28% higher year-on-year, at 3,463,773 MWh in 3Q9, compared to 2,856,010 MWh in 3Q08.

— Revenue from use of the network – Free Consumers

This refers to the TUSD, the Tariff for Use of the Distribution System, charged to Free Consumers on energy sold; and also the revenue for use of Cemig GT’s own transmission grid. It was 3.57% lower in 3Q09, at R$ 524,635, than in 3Q08 (R$ 544,058).

— Non-controllable costs

Differences between the sum of non-controllable costs (known as “the CVA Account”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Due to a change in Aneel’s plan of accounts, some items were transferred to Deductions from operational revenue. For more information, please see Explanatory Notes 2 and 7 to the Quarterly Information.

— Deductions from operational revenues

Deductions from operational revenues were a total of R$ 1,408,143 in 3Q08, 2.86% more than in 3Q08 (R$ 1,368,973).

Main year-on-year variations in the deductions from revenue were:

The Fuel Consumption Account – CCC

The deduction from revenue for the CCC in 3Q09 was R$ 101,439, 4.33% less than in 3Q08 (R$ 106,035). This contribution is for the costs of operation of the thermal plants in the Brazilian national grid and isolated systems, shared between electricity concession holders by an Aneel Resolution. This is a non-controllable cost – the amount posted for electricity distribution services is passed through in full to the tariff. For the amount in relation to electricity transmission services the company merely passes through the charge – it is charged to Free Consumers on the invoice for the use of the grid, and passed on to Eletrobrás.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 105,024 in 3Q09, 8.07% higher than in 3Q08 (R$ 97,182). This too is a non-controllable cost: the amount for electricity distribution is passed through in full to the tariff. For the amount related to transmission the

Company merely passes through the charge – this part is charged to Free Consumers on the invoice for the use of the grid, and paid on to Eletrobrás.

The other deductions from revenue are of taxes calculated as a percentage of billing, so their variations are directly proportional to the changes in revenue.

— Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue/expenses) totaled R$ 2,093,882 in 3Q09, 14.09% more than in 3Q08 (R$ 1,835,238). This is mainly due to higher personnel expenses and the cost of electricity bought for resale, partially offset by lower expenses on Operational provisions, Raw materials and Post-employment obligations.

The main year-on-year variations in these expenses were:

Personnel expenses

Personnel expenses in 3Q09, at R$ 278,102, were 13.46% higher than in 3Q08 (R$ 245,110). This reflects the salary adjustment of 7.26% given to employees in November 2008, and a lower amount of Personnel expenses transferred to Works in progress in 2009.

Electricity bought for resale

The expense on this account in 3Q09 was R$ 1.019.362, 38.95% more than in 3Q08 (R$ 733,593). Most of the difference reflects a 23.86% higher average tariff paid for energy bought for resale in the 2009–10 tariff cycle. This is a non-controllable cost: the expense recognized in the Income statement is the amount passed through to the tariff. There is more information on this in Explanatory Note 28 to the Consolidated Quarterly Information.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 37,258 in 3Q09, 39.56% less than in 3Q08 (R$ 61,645). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made in the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Operational provisions

Expenses on operational provisions in 3Q09 totaled R$ 39,195, 24.44% less than in 3Q08 (R$ 51,873). The lower figure reflects reduction in some items, especially provisions for civil litigation, partially offset by a higher provision for doubtful debtors. The lower provision for civil lawsuits reflects a reversal of R$ 6,141, in 3Q09, due to finalization of lawsuits relating to tariff increases.

— Financial revenues (expenses)

The Financial revenue (expenses) line was significantly different between the two periods. The main factors are:

•                  Revenue from arrears penalty payments on electricity invoices in 3Q09, at R$ 78.449, 174.51% higher than in 3Q08 (R$ 28,578).This is basically made up of arrears charges on accounts receivable from large consumers, in the amount of R$ 48,565, recognized in September 2009.

•                  Revenue from monetary variation on amounts receivable under the General Agreement for the Electricity Sector 59.33% lower – at R$ 8,573 in 2009, vs. R$ 21,080 in 2008 – reflecting the lower value of the regulatory assets in 2009, since part period of the regulatory assets previously constituted (RTE and Deferred Tariff Adjustment) have been amortized.

•                  Costs of loans and financings 18.91% lower, due to amortizations of debt in 2008 and the lower variation in the CDI rate (the main indexor of contracts) in 2009.

•                  Net gains on FX variations in 2009, in the amount of R$ 13,449, net of the compensatory effects created by financial instruments, compared to a net loss of R$ 54,839 in 2008, arising basically from loans and financings in foreign currency indexed to the US dollar and the yen. This principally reflects the appreciation of the Real against the dollar and the yen in 3Q09, compared to depreciation in 3Q08.

— Income tax and Social Contribution tax

In 3Q09, Cemig’s expenses on income tax and the Social Contribution totaled R$ 287,165, on income of R$ 888,486, before tax effects, a percentage of 32.32%. In 3Q08 the expense on income tax and the Social Contribution tax was R$ 233,892, on income of R$ 796,649, before tax effects – a percentage of 29.35%.

— Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management, and involve risks and uncertainties both known and unknown. Future outcomes may differ materially from those expressed or implicit in such statements.

Contact:	Investor Relations
ri@cemig.com.br
Tel.	+55-31-3506-5024
Fax	+55-31-3506-5025

CEMIG GT – Tables I to III

TABLE I

Operating Revenues (consolidated) - CEMIG GT

Values in million of Reais

	3rd Q. 2009	2nd Q. 2009	Chge%	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Sales to end consumers	455	431	6	523	(13)	1,298	1,407	(8)
Supply	437	540	(19)	339	29	1,333	925	44
Revenues from Trans. Network + Transactions in the CCEE	171	315	(46)	158	8	636	462	38
Others	6	5	20	9	(33)	18	23	(22)
Subtotal	1,069	1,291	(17)	1,029	4	3,285	2,817	17
Deductions	(222)	(245)	(9)	(222)	—	(661)	(627)	5
Net Revenues	847	1,046	(19)	807	5	2,624	2,190	20

TABLE II

Operating Expenses (consolidated) - CEMIG GT

Values in millions of reais

	3rd Q. 2009	2nd Q. 2009	Chge%	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Personnel/Administrators/Councillors	65	105	(38)	57	14	235	191	23
Depreciation and Amortization	57	57	—	56	2	170	167	2
Charges for Use of Basic Transmission Network	66	70	(6)	72	(8)	208	201	3
Contracted Services	36	28	29	26	38	88	69	28
Forluz – Post-Retirement Employee Benefits	7	7	—	12	(42)	22	36	(39)
Materials	4	4	—	4	—	10	11	(9)
Royalties	35	35	—	33	6	105	95	11
Operating Provisions	—	1	—	—	—	1	(1)	—
Other Expenses	18	17	6	26	(31)	48	59	(19)
Purchased Energy	46	44	5	—	—	117	—	—
Raw material for production	—	4	—	23	(100)	4	65	(94)
Total	334	372	(10)	309	8	1,008	893	13

TABLE III

Statement of Results (Consolidated) - CEMIG GT

Values in millions of reais

	3rd Q. 2009	2nd Q. 2009	Chge%	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Net Revenue	847	1,045	(19)	807	5	2,624	2,190	20
Operating Expenses	(334)	(372)	(10)	(309)	8	(1,009)	(893)	13
EBIT	513	673	(24)	498	3	1,615	1,297	25
EBITDA	570	730	(22)	555	3	1,785	1,464	22
Financial Result	(55)	(43)	28	(76)	(28)	(147)	(180)	(18)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(133)	(172)	(23)	(124)	7	(442)	(325)	36
Employee Participation	(6)	(5)	20	(5)	20	(22)	(15)	47
Net Income	319	453	-30%	293	9%	1,004	777	29%

CEMIG D – Tables I to IV

TABLE I

CEMIG D Market

	(GWh)			GW
		TUSD		TUSD
Quarter	Captive Consumers	ENERGY(1)	T.E.D(2)	PICK(3)
1Q06	4,856	4,053	8,909	17.4
2Q06	4,986	4,207	9,193	17.8
3Q06	5,069	4,286	9,355	18.1
4Q06	5,059	4,194	9,253	18.2
1Q07	4,912	4,128	9,040	18.5
2Q07	5,267	4,438	9,705	19.1
3Q07	5,165	4,516	9,681	19.8
4Q07	5,350	4,457	9,807	20.0
1Q08	5,175	4,082	9,257	20.5
2Q08	5,494	4,364	9,858	20.5
3Q08	5,766	4,597	10,363	21.2
4Q08	5,823	4,368	10,191	21.4
1Q09	5,408	3,269	8,677	20.6
2Q09	5,478	3,593	9,071	20.5
3Q09	5,666	3,915	9,581	21.9

(1)  Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

(2)  Total electricity distributed

(3)  Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

TABLE II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	3rd Q. 2009	2nd Q. 2009	Chge%	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Sales to end consumers	2,394	2,290	5	2,072	16	6,487	6,500	(0)
TUSD	307	276	11	360	(15)	845	1,015	(17)
Subtotal	2,701	2,566	5	2,432	11	7,332	7,515	(2)
Others	28	5	460	19	47	65	57	14
Subtotal	2,729	2,571	6	2,451	11	7,397	7,572	(2)
Deductions	(968)	(982)	(1)	(934)	4	(2,860)	(2,943)	(3)
Net Revenues	1,761	1,589	11	1,517	16	4,537	4,629	(2)

TABLE III

Operating Expenses (consolidated) - CEMIG D

Values in millions of reais

	3rd Q. 2009	2nd Q. 2009	Chge%	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Purchased Energy	884	738	20	605	46	2,128	1,785	19
Personnel/Administrators/Councillors	180	326	(45)	162	11	693	552	26
Depreciation and Amortization	80	82	(2)	79	1	242	271	(11)
Charges for Use of Basic Transmission Network	138	135	2	112	23	393	346	14
Contracted Services	115	143	(20)	110	5	364	312	17
Forluz – Post-Retirement Employee Benefits	23	23	—	37	(38)	69	112	(38)
Materials	22	20	10	17	29	62	57	9
Operating Provisions	37	9	311	30	23	61	62	(2)
Other Expenses	41	65	(37)	63	(35)	136	123	11
Total	1,520	1,541	(1)	1,215	25.10	4,148	3,620	15

TABLE IV

Statement of Results (Consolidated) - CEMIG D

Values in millions of reais

	3rd Q. 2009	2nd Q. 2009	Chge%	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Net Revenue	1,761	1,589	11	1,517	16	4,537	4,628	(2)
Operating Expenses	(1,521)	(1,540)	(1)	(1,215)	25	(4,148)	(3,621)	15
EBIT	240	49	390	302	(21)	389	1,007	(61)
EBITDA	320	49	553	384	(17)	631	1,278	(51)
Financial Result	43	1	4,200	(36)	(219)	35	(13)	(369)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(74)	17	(535)	(71)	4	(75)	(280)	(73)
Employee Participation	(19)	(19)	—	(16)	19	(70)	(48)	46
Net Income	190	48	296	179	6	279	666	(58)

CEMIG Consolidated – Tables I to XII

TABLE I

Energy Sales (Consolidated)

	3rd Q. 2009	2nd Q. 2009	Chge%	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Residential	2,391	2,421	(1)	2,235	7	7,259	6,732	8
Industrial	5,619	5,539	1	7,156	(21)	16,751	19,647	(15)
Commercial	1,456	1,531	(5)	1,406	4	4,553	4,347	5
Rural	678	521	30	719	(6)	1,655	1,679	(1)
Others	897	904	(1)	872	3	2,697	2,678	1
Electricity sold to final consumers	11,041	10,916	1	12,387	(11)	32,915	35,085	(6)
Own Consumption	13	13	(2)	12	2	38	39	(2)
Supply	3,463	3,525	(2)	2,856	21	9,737	8,419	16
Transactions on the CCEE	726	451	61	297	144	2,009	1,003	100
TOTAL	15,242	14,905	2	15,552	(2)	44,700	44,546	0.3

TABLE II

Sales per Company

Cemig Distribution

3rd Quarter 2009 Sales	GWh
Industrial	1,220
Residencial	1,951

Rural	675
Commercial	1,102
Others	718
Sub total	5,666
Wholesale supply	—
Total	5,666

Independent Generation

3rd Quarter 2009 Sales	GWh
Horizontes	22
Ipatinga	68
Sá Carvalho	126
Barreiro	25
CEMIG PCH S.A	30
Rosal	73
Capim Branco	18
Total	503

Cemig Consolidated by Company

3rd Quarter 2009 Sales	GWh	Participação
Cemig Distribution	5,666	37%
Cemig GT	8,733	57%
Wholesale Cemig Group	1,423	9%
Wholesale Light Group	503	3%
Independent Generation	(997)	-7%
RME	(86)	-1%
Total	15,242	100%

Cemig GT

3rd Quarter 2009 Sales	GWh
Free Consumers	4,021
Wholesale supply	4,164
Wholesale supply bilateral contracts	795
Wholesale supply Cemig Group	976
Sales Free Market	2,393
Transactions in the CCEE (PLD)	548
Total	8,733

RME (25%)

3rd Quarter 2009 Sales	GWh
Industrial	114
Residencial	440
Commercial	347
Rural	3
Others	192
Wholesale supply	288
Transactions in the CCEE (PLD)	39
Total	1,423

TABLE III

Operating Revenues (consolidated)

Values in million of Reais

	3rd Q. 2009	2nd Q. 2009	Chge%	2nd Q. 2008	Chge%	9M09	9M08	Chge%
Sales to end consumers	3,193	3,146	1	3,007	5	9,258	9,256	0
TUSD	524	325	61	361	(10)	845	1,028	(18)
	66	61	8	—	—	(137)	—	—
Subtotal	3,783	3,532	7	3,368	5	9,966	10,284	(3)
Supply + Transactions in the CCEE	403	464	(13)	375	24	1,227	995	23
Revenues from Trans. Network	141	298	(53)	183	63	755	530	42
Gas Supply	83	79	5	84	(6)	234	290	(19)
Others	(9)	64	(114)	113	(43)	383	268	43
Subtotal	4,401	4,437	(1)	4,123	8	12,565	12,367	2
Deductions	(1,408)	(1,461)	(4)	(1,369)	7	(4,230)	(4,232)	(0)
Net Revenues	2,993	2,976	1	2,754	8	8,335	8,135	2

TABLE IV

Operating Expenses (consolidated)

Values in R$ million

	3rd Q. 2009	2nd Q. 2009	Chge%	2nd Q. 2008	Chge%	9M09	9M08	Chge%
Purchased Energy	1,019	838	22	734	39	2,529	2,185	16
Personnel/Administrators/Councillors	278	449	(38)	245	13	1,024	823	24
Depreciation and Amortization	173	173	—	170	2	517	542	(5)
Charges for Use of Basic Transmission Network	198	211	(6)	174	14	613	531	15
Contracted Services	170	201	(15)	173	(2)	532	474	12

Forluz – Post-Retirement Employee Benefits	37	34	9	62	(40)	106	187	(43)
Materials	27	26	4	22	23	79	73	8
Royalties	42	37	14	34	24	115	98	17
Gas Purchased for Resale	44	46	(4)	57	(23)	129	168	(23)
Operating Provisions	39	(8)	(588)	52	(25)	89	176	(49)
Raw material for production	—	4	—	23	(100)	4	65	(94)
Other Expenses	66	102	(35)	89	(26)	226	204	11
Total	2,093	2,113	(1)	1,835	14	5,963	5,526	8

TABLE V

Financial Result Breakdown

Values in millions of reais

	3rd Q. 2009	2nd Q. 2009	Chge%	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Financial Revenues	190	205	-7	246	-23	685	895	-23
Income from Investments	51	66	-23	79	-35	183	201	-9
Fines on Energy Accounts	78	33	136	29	169	139	127	9
CRC Contract/State (interest + monetary variation)	-13	9	-244	71	-118	119	119	0

Monetary variation of Extraordinary Tariff Recomposition and RTD	0	22	-100	47	-100	2	69	-97
Exchange Rate Variations	29	69	-58	-14	-307	118	22	436
PASEP/COFINS	-9	-18	-50	-10	-10	-27	-33	-18
Financial Compensation RME	0	0	0	0	0	0	83	-100
Adjustment to Present Value	1	0	0	12	-92	1	74	-99
Derivatives	0	-1	-100	-5	-100	0	4	-100
Others	53	25	112	37	43	150	229	-34
Financial Expenses	-200	-233	-14	-369	-46	-766	-859	-11
Charges on Loans and Financing	-118	-150	-21	-246	-52	-549	-620	-11
Monetary variation of Extraordinary Tariff Recomposition	0	-7	-100	-2	-100	-3	0	—
Exchange Rate Variations	-12	-2	500	-55	-78	-17	-56	0
Monetary Variarion Liabilities - Loans and Financing	1	-2	-150	-22	-105	-6	-74	-92
CPMF	0	0	0	1	-100	0	-7	-100
Provision for Losses from Tariff Recomposition	-8	-1	700	-1	700	0	-24	-100
Adjustment to Present Value	-3	0	0	-18	-83	-7	-23	-70
Reversal of provision for PIS and Cofins taxes	0	2	-100	0	0	8	108	-93
Losses from Derivatives	-4	-56	-93	19	-121	-80	-23	248
Other	-56	-17	229	-45	24	-112	-140	-20
Financial Result	-10	-28	-64	-123	-92	-81	36	-325

TABLE VI

Statement of Results (Consolidated)

Values in millions of reais

	3rd Q. 2009	2nd Q. 2009	Chge%	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Net Revenue	2,993	2,976	1	2,755	9	8,335	8,136	2
Operating Expenses	(2,094)	(2,114)	(1)	(1,835)	14	(5,963)	(5,526)	8
EBIT	899	862	4	920	(2)	2,372	2,610	(9)
EBITDA	1,072	1,035	4	1,090	(2)	2,889	3,152	(8)
Financial Result	(10)	(28)	(64)	(123)	(92)	(81)	36	(325)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(288)	(245)	18	(233)	24	(722)	(854)	(15)
Employee Participation	(26)	(45)	(42)	(22)	18	(99)	(66)	50
Minority Shareholders	(8)	(15)	(47)	(26)	(69)	(43)	(85)	(49)
Net Income	567	524	8	516	10	1,427	1,641	(13)

TABLE VII

Statement of Results (Consolidated) - per Company

Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	Up to 3Q09	Up to 3Q08	Up to 3Q09	Up to 3Q08	Up to 3Q09	Up to 3Q08
Net Revenue	8,335	8,136	4,537	4,629	2,624	1,952
Operating Expenses	(5,963)	(5,526)	(4,148)	(3,622)	(1,009)	(840)
EBIT	2,372	2,610	389	1,007	1,615	1,112
EBITDA	2,889	3,171	631	1,283	1,785	1,279
Financial Result	(81)	36	35	(13)	(147)	(227)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(722)	(854)	(75)	(280)	(442)	(248)
Employee Participation	(99)	(66)	(70)	(48)	—	—
Minority Shareholders	(43)	(85)	279	—	1,004	626
Net Income	1,427	1,641	279	666	1,004	626

TABLE VIII

Related party transactions

Values in millions of reais

	3rd Q. 2009	2nd Q. 2009	AH%	2008
ASSETS	2.100	2.079	1	2.064
Current Assets
Customers and distributors	3	3	—	2
Tax Recoverable -
State VAT recoverable	200	170	18	165
Noncurrent assets
Accounts receivable from Minas Gerais State Government	1.781	1.813	(2)	1.801
Tax Recoverable -
VAT recoverable	59	80	(26)	79
Customers and distributors	57	13	338	17
LIABILITIES AND SHAREHOLDERS’ EQUITY	1.378	1.413	(2)	1.421
Current Liabilities
Taxes, fees and charges
VAT - ICMS payable	299	285	5	281
Interest on capital and Dividends	105	105	—	97
Debentures	36	35	3	33
Credit Receivables Fund (FDIC)	928	978	(5)	990
Financing BDMG	10	10	—	20

TABLE IX

Share Ownership

Number of shares as of june 30, 2009

Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	138.175.720	51	—	—	138.175.720	22
Southern Electric Brasil Part. Ltda.	89.383.266	33	—	—	89.383.266	14
Other:	—	—	—	—	—	—
Local	30.480.523	11	96.684.158	28	126.988.917	21
Foreigners	13.114.734	5	252.538.491	72	265.653.225	43
Total	271.154.243	100	349.222.649	100	620.201.128	100

* Southern Electric Brasil Participações Ltda

TABLE X

BALANCE SHEETS (CONSOLIDATED)

ASSETS

Values in millions of reais

	3rd Q. 2009	2nd Q. 2009	Chge%	2008
CURRENT ASSETS	8,580	7,886	9	7,677
Cash and Cash Equivalents	2,769	2,250	23	2,284
Consumers and Distributors	2,210	2,233	(1)	2,042
Consumers – Rate Adjustment	308	317	(3)	329
Dealership - Energy Transportation	389	405	(4)	463
Dealers - Transactions on the MAE	10	18	(44)	15
Tax Recoverable	1,351	1,235	9	844
Materials and Supplies	36	37	(3)	36
Prepaid Expenses - CVA	629	633	(1)	779
Tax Credits	361	327	10	189
Regulatory Assets	—	—	—	46
Deferred Tariff Adjustment	—	—	—	133
Regulatory Assets - Transmition Rate Adjustment	82	85	(4)	—
Other	435	346	26	517
NONCURRENT ASSETS	18,339	17,861	3	16,664
Account Receivable from Minas Gerais State Government	1,781	1,813	(2)	1,801
Consumers – Rate Adjustment	—	66	(100)	219
Prepaid Expenses - CVA	410	545	(25)	297
Tax Credits	605	655	(8)	748
Dealers - Transactions on the MAE	11	5	120	4
Recoverable Taxes	269	289	(7)	272
Escrow Account re: Lawsuits	558	509	10	382
Regulatory Assets - Transmition Rate Adjustment	113	86	31	90
Consumers and Distributors	54	72	(25)	—
Other Receivables; Regulatory Assets; Deferred Tariff Adjustment	156	171	(9)	143
Investments	1,155	1,147	1	1,150
Property, Plant and Equipment	12,168	11,558	5	10,954
Intangible	1,059	945	12	604
TOTAL ASSETS	26,919	25,747	5	24,341

TABLE XI

BALANCE SHEETS (CONSOLIDATED)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Values in millions of reais

	3rd Q. 2009	2nd Q. 2009	Chge%	2008
CURRENT LIABILITIES	6,276	5,794	2	5,808
Suppliers	748	767	(7)	892
Taxes payable	1,278	998	23	627
Loan, Financing and Debentures	1,709	1,578	17	1,280
Payroll,related charges and employee participation	449	453	79	411
Interest on capital and dividends	489	491	(49)	960
Employee post-retirement benefits	104	102	1	83
Regulatory charges	481	459	8	488
Other Obligations - Provision for losses on financial instruments	517	518	(7)	578
Regulatory Liabilities - CVA	501	428	4	489
NON CURRENT LIABILITIES	9,473	9,350	(0)	8,839
Loan, Financing and Debentures	6,360	6,210	(0)	6,064
Employee post-retirement benefits	1,334	1,349	(1)	1,397
Taxes and social charges	613	539	21	372
Reserve for contingencies	632	648	(6)	662
Other	216	193	(1)	187
Prepaid expenses - CVA	318	411	(11)	157
PARTICIPATION IN ASSOCIATE COMPANIES	402	392	10	342
SHAREHOLDERS’ EQUITY	10,768	10,211	5	9,352
Registered Capital	3,102	3,102	25	2,482
Capital reserves	3,969	3,969	(0)	3,983
Income reserves	2,253	2,253	(21)	2,860
Acumulated Income	1,420	860	156	—
Funds for capital increase	27	27	—	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	26,919	25,747	2	24,341

TABLE XII

Cash Flow Statement (consolidated)

Values in million of Reais

	3rd Q. 2009	3rd Q. 2008	Chge%	9M09	9M08	Chge%
Cash at start of period	2,251	2,002	12	2,284	2,066	11
Cash from operations	1,363	1,331	2	2,671	2,703	(1)
Net income	567	516	10	1,427	1,641	(13)
Depreciation and amortization	173	170	2	517	542	(5)
Suppliers	36	85	(58)	(159)	(198)	(20)
Deferred Tariff Adjustment	—	99	(100)	133	285	(53)
Regulatory Asset - Transmission Tariff Review	21	—	—	136	—	—
Other adjustments	566	461	23	617	433	42
Financing activity	100	29	245	(103)	(896)	(89)
Financing obtained and capital increases	121	69	75	592	237	150
Payment of loans and financing	(9)	(40)	(78)	(214)	(701)	(69)
Interest on Own Capital and Dividends	(12)	—	—	(481)	(432)	11
Investment activity	(945)	(350)	170	(2,083)	(861)	142
Investments	(50)	(377)	(87)	(556)	(911)	(39)
Property, Plant and Equipment /Intangible	(895)	27	(3,415)	(1,527)	50	(3,154)
Cash at the end of period	2,769	3,012	(8)	2,769	3,012	(8)

3.                                                                                       Quarterly Financial Information for the quarter ended September 30, 2009, Cemig Distribuição S.A.

ÍNDICE

BALANCE SHEETS

ON SEPTEMBER 30 AND JUNE 30, 2009

ASSETS

R$ ‘000

	09/30/2009	06/30/2009
CURRENT
Cash and cash equivalents (Note 3)	513,227	262,031
Consumers and traders (Note 4)	1,408,427	1,466,741
Extraordinary Tariff Recomposition, and “Portion A” (Note 6)	307,991	317,042
Concession holders – transport of energy	302,784	335,571
Taxes subject to offsetting (Note 8)	554,787	543,416
Anticipated expenses – CVA (Note 7)	626,483	613,760
Tax credits (Note 9)	206,060	184,465
Linked funds	54,393	33,790
Inventories	20,129	20,321
Others	176,329	178,658
TOTAL, CURRENT	4,170,610	3,955,795

NON-CURRENT
Long term assets
Extraordinary Tariff Recomposition, and “Portion A” (Note 6)	—	66,444
Anticipated expenses – CVA (Note 7)	342,878	487,623
Tax credits (Note 9)	166,319	182,230
Regulatory asset – PIS / Pasep and Cofins (Note 10)	46,240	46,240
Taxes subject to offsetting (Note 8)	46,141	57,351
Deposits linked to legal actions	358,537	307,992
Consumers and traders (Note 4)	90,174	9,202
Receivable from related parties (Note 26)	34,692	26,003
Other credits	28,640	28,252
	1,113,621	1,211,337

Investments	5,728	5,550
PP&E (Note 11)	4,433,710	4,243,917
Intangible assets (Note 12)	219,084	223,282
TOTAL, NON-CURRENT	5,772,143	5,684,086
TOTAL ASSETS	9,942,753	9,639,881

The Explanatory Notes are an integral part of the Quarterly Information.

BALANCE SHEETS

ON SEPTEMBER 30 AND JUNE 30, 2009

LIABILITIES

R$ ’000

	09/30/2009	06/30/2009
CURRENT
Loans and financings (Note 15)	414,886	383,315
Debentures (Note 15)	37,578	20,436
Suppliers (Note 13)	513,759	557,805
Taxes, charges and contributions (Note 14)	494,331	394,360
Interest on Equity and dividends payable (Note 26)	544,596	521,484
Salaries and mandatory charges on payroll	259,631	285,407
Regulatory charges (Note 16)	325,096	310,735
Profit shares	56,218	37,492
Post-employment obligations (Note 17)	57,269	56,020
Regulatory liabilities – CVA (Note 7)	359,350	212,438
Regulatory liabilities – Tariff Review (Note 28)	137,458	203,615
Provision for losses on financial instruments (Note 27)	108,330	96,445
Other	241,533	251,318
TOTAL, CURRENT	3,550,035	3,330,870

NON-CURRENT
Loans and financings (Note 15)	1,420,176	1,447,042
Debentures (Note 15)	740,535	739,155
Contingency provisions (Note 18)	70,161	71,144
Suppliers (Note 13)	1,277	1,095
Post-employment obligations (Note 17)	804,831	814,826
Taxes, charges and contributions (Note 14)	374,022	317,215
Regulatory liabilities – CVA (Note 7)	317,493	410,709
Regulatory charges (Note 16)	8,646	7,679
Other	14,141	11,952
TOTAL, NON-CURRENT	3,751,282	3,820,817

STOCKHOLDERS’ EQUITY (Note 19)
Registered capital	2,261,998	2,261,998
Profit reserves	214,013	214,013
Retained earnings	165,425	12,183
TOTAL STOCKHOLDERS’ EQUITY	2,641,436	2,488,194
TOTAL LIABILITIES	9,942,753	9,639,881

The Explanatory Notes are an integral part of the Quarterly Information.

INCOME STATEMENT

FOR THE PERIODS OF NINE MONTHS ENDING JUNE 30, 2009 AND 2008

(R$ ’000, expect net profit per thousand shares)

	09/30/2009	09/30/200809/ 30/2008
OPERATIONAL REVENUE
Gross revenue from supply of electricity (Note 20)	3,139,091	3,379,657
Revenue for use of the network – Captive consumers (Note 20)	3,348,150	3,119,684
Revenue for use of the network – Free Consumers (Note 21)	845,477	1,015,395
Other operational revenues (Note 22)	64,769	57,082
	7,397,487	7,571,818
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 23)	(2,860,481)	(2,942,835)
NET OPERATIONAL REVENUE	4,537,006	4,628,983
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY
Electricity bought for resale (Note 24)	(2,127,926)	(1,785,448)
Charges for the use of the basic transmission grid (Note 24)	(393,262)	(345,748)
	(2,521,188)	(2,131,196)
COST OF OPERATION (Note 24)
Personnel and managers	(488,318)	(511,179)
Post-employment obligations	(48,656)	(103,231)
Materials	(61,639)	(55,628)
Outsourced services	(322,043)	(276,801)
Depreciation and amortization	(236,152)	(268,413)
Operational provisions	(38,880)	(14,658)
Other	(66,658)	(78,749)
	(1,262,346)	(1,308,659)

TOTAL COST	(3,783,534)	(3,439,855)

GROSS PROFIT	753,472	1,189,128

OPERATIONAL EXPENSE (Note 24)
Selling expenses	(55,703)	(69,397)
General and administrative expenses	(272,120)	(92,143)
Other operational expenses	(36,965)	(18,988)
	(364,788)	(180,528)
NET PROFIT FROM THE SERVICE (OPERATIONAL PROFIT/LOSS BEFORE FINANCIAL REVENUES/EXPENSES)	388,684	1,008,600
Net financial revenue (expenses) (Note 25)	35,699	(12,608)

PROFIT BEFORE TAXATION AND PROFIT SHARES	424,383	995,992

Income tax and Social Contribution tax (Note 9b)	(162,425)	(365,737)
Deferred income tax and Social Contribution tax (Note 9b)	86,969	85,698
Employees’ and managers’ profit shares	(69,849)	(49,916)
NET PROFIT FOR THE PERIOD	279,078	666,037
NET PROFIT PER THOUSAND SHARES, R$	123.38	294.45

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR

THE THIRD QUARTER OF 2009 (“3Q09”)

AND

THE First NINE MONTHS OF 2009 (“9M09”)

(R$ ’000, expect net profit per thousand shares)

	Registered capital	Profit reserves	Retained earnings	Total
BALANCES AT DECEMBER 31, 2008	2,261,998	214,013	—	2,476,011

Net profit for the period			279,078	279,078
Allocation of profit:
Interest on Equity (Note 19)			(113,653)	(113,653)
BALANCES ON SEPTEMBER 30, 2009	2,261,998	214,013	165,425	2,641,436

	Registered capital	Profit reserves	Retained earnings	Total
BALANCES ON JUNE 30, 2009	2,261,998	214,013	12,183	2,488,194

Net profit for the period			190,693	190,693
Allocation of profit:
Interest on Equity (Note 19)			(37,451)	(37,451)
BALANCES ON SEPTEMBER 30, 2009	2,261,998	214,013	165,425	2,641,436

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDING SEPTEMBER 30, 2009 AND 2008

R$ ’000

	09/30/2009	09/30/2008
FROM OPERATIONS
Net profit for the period	279,078	666,037
Expenses (revenues) not affecting Cash and cash equivalents
Depreciation and amortization	242,909	271,228
Write-off of fixed assets, net	14,397	15,729
Interest and monetary variations – Non-current	(59,506)	29,850
Deferred income tax and Social Contribution tax	(86,969)	(85,698)
Provisions for operational losses	61,441	15,955
Provision for losses on financial instruments	40,139	5,141
Post-employment obligations	68,818	111,506
	560,307	1,029,748
(Increase) reduction of assets
Consumers and traders	(160,918)	70,235
Extraordinary Tariff Recomposition, and “Portion A”	207,068	228,974
Taxes offsetable	(200,747)	(330,900)
Transport of electricity	86,130	19,713
Deferred tariff adjustment	133,423	284,896
PIS and Cofins taxes	46,240	69,887
Other current assets	86,515	(78,579)
Payments into Court	(145,704)	(39,112)
Anticipated expenses – CVA	15,598	(169,206)
Tax credits	14,983	110,876
Others	3,282	(4,243)
	85,870	162,541
Increase (reduction) of liabilities
Suppliers	(93,919)	(22,321)
Taxes and Social Contribution tax	303,152	243,853
Salaries and mandatory charges on payroll	63,354	(10,243)
Consumer charges collected for payment	(8,826)	41,895
Loans and financings	70	32,279
Post-employment obligations	(93,048)	(105,903)
Regulatory liabilities – CVA	69,918	(69,543)
Regulatory liabilities – Tariff Review	137,458	(12,344)
Others	(70,226)	(15,691)
	307,933	81,982

CASH GENERATED BY OPERATIONS	954,110	1,274,271

FINANCING ACTIVITIES
Financings obtained	27,965	118,485
Payments of loans and financings	(110,825)	(277,390)
Interest on Equity, and dividends	(251,285)	(295,710)
CASH USED IN FINANCING ACTIVITIES	(334,145)	(454,615)

TOTAL INFLOW OF FUNDS	619,965	819,656

INVESTMENT ACTIVITIES
In investments	(174)	(1,295)
In fixed assets	(610,107)	(497,475)
Special Obligations – consumer contributions	67,336	49,662
Intangible	(6,214)	(46,592)
CASH USED IN INVESTMENT ACTIVITIES	(549,159)	(495,700)

NET CHANGE IN CASH POSITION	70,806	323,956
STATEMENT OF CHANGES IN CASH POSITION
At start of period	442,421	636,286
At end of period	513,227	960,242
	70,806	323,956

The Explanatory Notes are an integral part of the Quarterly Information.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

ON SEPTEMBER 30, 2009

(R$ ‘000, except where otherwise stated)

1) — OPERATIONAL CONTEXT

Cemig Distribuição S.A. (“Cemig Distribution”, “Cemig D”, or “the Company”) is a Brazilian corporation registered with the Brazilian Securities Commission (CVM) for listing, and a wholly-owned subsidiary of Companhia Energética de Minas Gerais — Cemig (“Cemig”). It was created on September 8, 2004, as a result of the segregation (“unbundling”) of Cemig’s activities, and started operations on January 1, 2005. Its shares are not traded on any exchange.

Cemig D has a concession area of 567,478 km2, approximately 97.00% of Minas Gerais state, serving 6,757,223 consumers as of September 30, 2009. (Information not reviewed by our external auditors).

2) — PRESENTATION OF THE QUARTERLY INFORMATION

2.1) — Presentation of the Quarterly Information

The Quarterly Information (ITR) has been prepared according to Brazilian accounting practices, comprising: the Brazilian Corporate Law; the statements, orientations and interpretations issued by the Brazilian Accounting Statements Committee; rules of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of Brazilian electricity concessions, issued by the Brazilian National Electricity Agency, Aneel.

This Quarterly Information has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual accounting statements at December 31, 2008. Hence this Quarterly Information should be read in conjunction with those annual accounting statements.

2.2)                          Change in the Brazilian Corporate Law

Law 11638/07 altered, repealed and created new provisions in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of Accounting Statements. Among other aspects, these changed the criterion for recognition and valuation of assets and liabilities. These changes, in effect from January 1, 2008, aim to increase the transparency of the accounting statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to convergence with international financial reporting standards (IFRS).

Law 11638/07, and Provisional Measure 449/08 (which was converted into Law 11941 of May 27, 2009), changed Law 6404/76 in aspects related to the preparation and disclosure of accounting statements.

It was in the preparation of its accounting statements for 2008 that Cemig D first adopted the changes to the Corporate Law introduced by Law 11638/28, approved on December 28, 2007, as amended by Provisional Measure 449 of December 3, 2008.

3) — CASH AND CASH EQUIVALENTS

	09/30/2009	06/30/2009
Bank accounts	35,925	38,270
Cash investments
Bank certificates of deposit	475,190	217,509
Treasury Financial Notes (LFTs)	1,414	1,996
National Treasury Notes (LTNs)	554	3,767
Other	144	489
	477,302	223,761
	513,227	262,031

The cash investments consist of transactions carried out with Brazilian financial institutions, contracted at normal market conditions and rates. They are highly liquid, promptly convertible into a known amount of cash, and are subject to an insignificant risk of change in value.

These financial investments are, substantially, bank certificates of deposit and fixed income funds, remunerated, substantially, by the variation on CDIs (interbank certificates of deposit), at returns varying from 101% to 103% of the CDI rate.

4) — CONSUMERS AND TRADERS

	Balances not yet	Up to 90 days past	Over 90 days past	Total
Consumer type	due	due	due	09/30/2009	06/30/2009
Residential	389,515	155,969	57,044	602,528	605,637
Industrial	99,570	32,521	355,426	487,517	443,299
Commercial, services and others	195,500	45,135	56,077	296,712	309,918
Rural	63,125	17,514	13,163	93,802	93,734
Public authorities	54,831	8,029	29,045	91,905	86,046
Public illumination	41,380	5,365	13,723	60,468	63,557
Public service	43,066	2,301	47,957	93,324	62,402
Subtotal — Consumers	886,987	266,834	572,435	1,726,256	1,664,593
Wholesale supply to other concession holders	—	—	917	917	917
Provision for doubtful receivables	—	—	(228,572)	(228,572)	(189,567)
	886,987	266,834	344,780	1,498,601	1,475,943

Current				1,408,427	1,466,741
Non Current				90,174	9,202

Credits receivable from an industrial consumer in the amount of R$ 53,164, recorded in Non-current assets, not paid due to an injunction, that allowed payment of this amount not to be made until final judgment of a legal action challenging the tariff increase effected during the Cruzado Economic Plan, put in place by Ministerial Order 045 of 1986, are recorded in the accounts. The Company expects these amounts to be received in full.

The Provision for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets.

5) — REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, resulted in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to part of these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as follows:

	09/30/2009	06/30/2009
Assets
“Portion A” — Note 6	307,991	383,486
Deferred Tariff Adjustment	—	—
PIS, Pasep and Cofins taxes — Note 10	46,240	46,240
Anticipated expenses — CVA (Note 7)	969,361	1,101,383
Low-income subsidy	51,344	35,904
Other regulatory assets	9,891	13,165
	1,384,827	1,580,178
Liabilities
Regulatory liabilities — CVA (Note 7)	(676,844)	(623,147)
Review of the Tariff for Use of the Distribution Network (TUSD)	(6,382)	(10,760)
CCEAR contract exposure between sub-markets	(11,576)	(17,147)
Adjustment to the “Reference Company”	(54,260)	(80,375)
Financial adjustment for the 2008 Tariff Review	(83,198)	(123,240)
Other regulatory liabilities	(2,888)	(4,278)
	(835,148)	(858,947)

Taxes, charges and contributions — Deferred obligations — Note 14	(15,722)	(15,722)
	(850,870)	(874,669)
	533,957	705,509

6) — THE EXTRAORDINARY TARIFF RECOMPOSITION, AND “PORTION A”

a) The Extraordinary Tariff Recomposition

Resolution 91 of the Emergency Electricity Council (GCE), of December 21, 2001, and Law 10438 of April 26, 2002, established the procedures for implementation of the Extraordinary Tariff Recomposition (RTE), coming into force on December 27, 2001. The tariff adjustments were determined by Resolution 130 of the GCE, on April 30, 2002, as follows:

•                  Adjustment of 2.90% for consumers in the residential classes (excluding low-rental consumers), and rural, public-illumination and industrial high-voltage consumer classes for whom the cost of electricity represents 18.00% or more of the average cost of production and which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                  Increase of 7.90% for other consumers.

The RTE was used to compensate the following items:

•                  Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by Aneel. Calculation of this value did not take into account any losses from default by consumers.

•                  Pass-through to be made to the generators who bought energy in the MAE — which was succeeded in 2004 by the Electricity Trading Chamber — (“the CCEE”), in the period from June 1, 2001 to February 28, 2002, for more than R$ 49.26/MWh (referred to as “Free Energy”).

The period of validity of the RTE, of 74 months, expired in February 2008, and Cemig D made a write-off, as a loss, of R$ 93,935 as a result of this period not having been sufficient for receipt of all the assets relating to the losses suffered in the rationing period.

b) “Portion A”

The items of “Portion A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which actually took place in the period.

The recovery of “Portion A” began in March 2008, shortly after the end of the period of validity of the RTE, using the same recovery mechanisms, that is to say, the adjustment applied to tariffs for compensation of the amounts of the RTE will continue in effect for compensation of the items of “Portion A”.

The “Portion A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset, and there is no time limit for their realization.

As and when amounts of “Portion A” are received through the tariff, Cemig transfers those amounts from Assets to the Income statement.  The amounts transferred in the first half of 2009 are:

	Periods ending:
	09/30/2009	06/30/2009
Amounts transferred to expenses
Energy bought for resale	143,829	93,758
Fuel Consumption Account — CCC	63,688	41,516
Global Reversion Reserve — RGR	6,364	4,149
Tariff for transport of electricity from Itaipu	2,456	1,601
Tariff for use of national grid transmission facilities	16,449	10,723
Royalties for use of water resources	5,649	3,682
Connection — Realization of “Portion A”	347	226
Delivery service inspection charge	596	388
	239,378	156,043

Composition of the balances of “Portion A”

	09/30/2009			06/30/2009
	Principal	Updating by Selic rate	Total	Total
Compensation of the items of “Portion A”	245,299	569,534	814,833	806,994
Amounts received	(95,789)	(411,053)	(506,842)	(423,508)
Total of “Portion A”		158,481	307,991	383,486
	149,510
Current assets			307,991	317,042
Non-current assets			—	66,444

7) — ANTICIPATED EXPENSES AND REGULATORY LIABILITIES — CVA

The balance on the “Account to Compensate for Variation of Portion A items” (“the CVA account”, or “CVA”) refers to the positive and negative variations between the estimate of the Company’s non-manageable costs, used for deciding the tariff adjustment, and the payments actually made. The variations ascertained are compensated in the subsequent tariff adjustments.

	Balance on 06/30/2009	Amounts deferred (1)	Amortization (2)	Monetary updating (3)	Balance on 09/30/2009
Energy bought for resale	220,382	(105,048)	(44,639)	3,782	74,477
Fuel Consumption Account — CCC	10,099	44,460	(15,508)	711	39,762
System Service Charge (ESS)	160,074	(50,540)	(33,867)	2,204	77,871
Tariff for transport of electricity from Itaipu	7,490	641	(1,177)	106	7,060
Tariff for use of national grid transmission facilities	41,175	21,686	(5,493)	525	57,893
Royalties for use of water resources	2,587	—	—	—	2,587
Energy Development Account — CDE	19,386	—	(178)	247	19,455
Alternative Energy Program — Proinfa	17,043	—	(3,941)	311	13,413
	478,236	(88,801)	(104,803)	7,886	292,518

				09/30/2009	06/30/2009
Current assets				626,483	613,760
Non-current assets				342,878	487,623
Current liabilities				(359,350)	(212,438)
Non-current liabilities				(317,493)	(410,709)
				292,518	478,236

(1)     This refers to the portion of the non-controllable costs that comprise the CVA and which were not included in revenue, and were thus excluded from the income statement.

(2)     Refers to the non-controllable costs included in the CVA and which were transferred to the income statement due to their inclusion in the Company’s revenue.

(3)     This refers to the updating by the variation in the Selic rate from the date of payment of the expense to its actual offsetting in the tariff adjustment.

8) — TAXES SUBJECT TO OFFSETTING

	09/30/2009	06/30/2009
Current
ICMS tax recoverable	148,557	129,049
Income tax	257,724	262,877
Social Contribution tax	137,393	141,270
Cofins tax	8,661	7,977
Pasep tax	1,877	1,728
Others	575	515
	554,787	543,416
Non-current
ICMS tax recoverable	46,141	57,351
	600,928	600,767

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2009, which will be offset by federal taxes payable to be calculated for the year 2009, posted in Taxes and contributions.

The credits of ICMS recoverable arise from acquisitions of fixed assets, which can offset in 48 months.

The Company has filed a consultation with the Minas Gerais State Tax Department for clarification of questions related to the use of part of the ICMS credits recorded, and the response is awaited in the fourth quarter of 2009, after which their offsetting will be commenced.

9) — TAX CREDITS

a) Deferred income tax and Social Contribution tax:

The company has deferred income tax credits, constituted at the rate of 25.00%, and Social Contribution tax credits, at the rate of 9.00%, as follows:

	09/30/2009	06/30/2009
Tax credits on temporary differences
Post-employment obligations	68,583	68,577
Provision for doubtful receivables	85,575	72,313
Contingency provisions	23,809	23,963
Financial instruments	47,358	43,317
Regulatory liabilities — Tariff review	45,266	67,052
FX variation	82,688	78,740
Others	19,100	12,733
	372,379	366,695

Current assets	206,060	184,465
Non-current assets	166,319	182,230

At its meeting on February 12, 2009, the Board of Directors approved the technical study prepared by the CFO’s department on forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as specified in CVM Instruction 371. This study was also submitted to the Audit Board, on February 5, 2009.

In accordance with Cemig D’s estimates, future taxable profits enable the deferred tax asset existing on September 30, 2009 to be realized according to the following estimate:

09/30/2009
September to December 2009	112,586
2010	124,632
2011	31,668
2012	31,668
2013	31,669
2014 to 2016	26,440
2017 to September 2019	13,716
372,379

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution tax (rate 9%) with the actual expense shown in the Income statement is as follows:

	09/30/2009	09/30/2008
Profit before income tax, Social Contribution tax and employee profit shares	424,383	994,543
Income tax and Social Contribution — nominal expense	(144,290)	(338,145)
Tax effects applicable to:
Employees’ profit shares	23,749	16,479
Tax incentive amounts	7,011	8,098
Interest on Equity	38,642	38,600
Non-deductible contributions and donations	(2,945)	(5,325)
Adjustment in income tax and Social Contribution — previous business year	2,530	742
Tax credits not recognized	1,244	326
Others	(1,397)	(814)
Income tax and Social Contribution tax — effective expense	75,456	280,039

c) Transition taxation regime:

Provisional Measure 449/2008, of December 3, 2008, converted into Law 11941 of 2009, instituted the Transition Taxation Regime (RTT), which aims to neutralize the impacts of the new accounting methods and criteria introduced by Law 11638/07, in calculation of the taxable amounts for federal taxes.

Application of the RTT is optional for the years 2008 and 2009, and obligatory starting in 2010, for corporate entities subject to Corporate Income Tax, in accordance with the systems of both tax reporting methods: the “Real Profit” and the “Presumed Profit” reporting methods.

The Company opted for adoption of the RTT in the 2009 corporate tax return — for calendar year 2008 — and additionally will have until November 30, 2009 to prepare the (Transition Accounting Tax Monitoring (“FCONT”) created by Normative Instruction 949/2009 of the Brazilian Federal tax authority (Receita Federal).

10)                             REGULATORY ASSET — PIS/PASEP AND COFINS TAXES

Federal Laws 10637/02 and 10833/03 changed the bases of application, and increased the rate, of the PIS, Pasep and Cofins taxes. As a result of these alterations there was an increase in PIS/Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005.

In view of this, in accordance with a criterion laid down by Aneel, the Company registered the credits as a regulatory asset and made a counterpart reduction in the expense on PIS/Pasep and Cofins taxes.

The Company expects this asset to be recovered in the next forthcoming tariff adjustments.

11) — FIXED ASSETS

Fixed assets

	Historic cost	Accumulated depreciation and amortization	Net value, 09/30/2009	Net value 06/30/2009
In service	10,493,966	(4,764,560)	5,729,406	5,439,867
- Distribution	10,224,826	(4,568,601)	5,656,225	5,361,310
Lands	19,936		19,936	17,865
Buildings, works and improvements	248,805	(132,996)	115,809	115,679
Machines and equipment	9,885,989	(4,384,299)	5,501,690	5,206,827
Vehicles	59,694	(41,172)	18,522	20,681
Furniture and utensils	10,402	(10,134)	268	258
- Administration	269,140	(195,959)	73,181	78,557
Lands	1,028		1,028	1,028
Buildings, works and improvements	43,560	(27,016)	16,544	16,878
Machines and equipment	176,258	(125,050)	51,208	55,837
Vehicles	28,192	(25,110)	3,082	3,437
Furniture and utensils	20,102	(18,783)	1,319	1,377
In progress	1,182,396	—	1,182,396	1,292,669
- Distribution	986,461	—	986,461	1,182,378
- Administration	195,935	—	195,935	110,291
Total fixed assets	11,676,362	(4,764,560)	6,911,802	6,732,536
“Special Obligations” linked to the concession	(2,654,582)	176,490	(2,478,092)	(2,488,619)
Net fixed assets	9,021,780	(4,588,070)	4,433,710	4,243,917

“Special Obligations linked to the concession” are basically contributions made by consumers for execution of the undertakings necessary to comply with requests for retail supply of electricity. Any settlement of these obligations depends on the will of Aneel, at the termination of the Distribution concessions, through reduction of the residual value of the Fixed Asset for the purposes of determining the value that the Concession-granting Power will pay to the concession holder.

Under Aneel Resolution 234 of October 2006, amended by Resolution 338 of November 25, 2008 and Aneel Circular 1314/2007 of June 27, 2007, the balances of the “Special Obligations” linked to assets is now being amortized as from the second Tariff Review cycle, which in the case of Cemig is April 8, 2008 at a percentage corresponding to the average rate of depreciation of the assets.

Some of the Company’s land sites and buildings, registered in Fixed assets — Administration, were given in guarantee for lawsuits involving tax, labor-law, and civil issues and other contingencies, in the net amount of R$ 6,583 on September 30, 2009 (R$ 6,712 on June 30, 2009), net of depreciation.

12) — INTANGIBLE

	Historic cost	Accumulated amortization	Net value, 09/30/2009	Net value 06/30/2009
In service	289,096	(90,368)	198,728	46,441
- Distribution	11,448	(531)	10,917	10,877
- Administration	277,648	(89,837)	187,811	35,564
In progress	20,356	—	20,356	176,841
- Distribution	7,085	—	7,085	48,911
- Administration	13,271	—	13,271	127,930
Intangible, net	309,452	(90,368)	219,084	223,282

13)                             SUPPLIERS

	09/30/2009	06/30/2009
Current
Wholesale supply and transport of electricity -
Eletrobrás — energy from Itaipu	139,470	152,306
Furnas	56,337	52,924
CCEE	716	25,850
Cemig GT	34,501	51,272
CHESF – Cia. Hidroelétrica do São Francisco	11,287	25,967
CESP – Cia. Energética de São Paulo	17,829	17,481
CEEE – Cia. Estadual de Energia Elétrica	11,866	13,451
Other generators and distributors	133,522	101,303
	405,528	440,554
Materials and services	108,231	117,251
	513,759	557,805

Non-current
Wholesale supply and transport of electricity -
Other generators and distributors	1,277	1,095
	515,036	558,900

14) — TAXES, CHARGES AND CONTRIBUTIONS

	09/30/2009	06/30/2009
Current
Income tax	123,411	70,935
Social Contribution tax	46,139	26,350
ICMS tax	243,562	228,994
Cofins tax	32,238	25,373
Pasep tax	6,993	5,503
Social security system	10,797	11,267
Others	15,469	10,216
	478,609	378,638
Deferred obligations
Income tax	11,560	11,560
Social Contribution tax	4,162	4,162
	15,722	15,722
	494,331	394,360
Non-current
Cofins tax	194,959	154,726
Pasep tax	42,327	33,592
	237,286	188,318
Deferred obligations
Income tax	100,542	94,777
Social Contribution tax	36,194	34,120
	136,736	128,897
	374,022	317,215

The “deferred obligations” under Current refer basically to the assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory issues, and become due as and when these assets and liabilities are realized.

The non-current obligations for Pasep and Cofins taxes refer to the legal action challenging the constitutionality of the inclusion of ICMS tax in the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company obtained a Court injunction enabling it not to make the payment and authorizing payment into Court starting in 2008.

The non-current deferred obligations for income tax and Social Contribution tax refer, substantially, to the recognition of financial instruments (FX variation, and hedge transactions) by the cash method, which are payable as and when realized, by payment or redemption, and to the marking to market and adjustment to present value of financial instruments, implemented by the change in the Corporate Law, to be reversed as and when realized.

The other income tax and Social Contribution liabilities payable recorded in Current liabilities will be offset by prepaid expenses posted in Assets, under Taxes subject to offsetting.

15) — LOANS, FINANCINGS AND DEBENTURES

	09/30/2009						06/30/2009
FINANCING SOURCES	Principal maturity	Annual financial cost (%)	Currency	Current	Non-current	Total	Total
FOREIGN CURRENCY
ABN Amro Bank N.A. (2)	2013	6.00	US$	23,708	66,679	90,387	97,710
ABN Amro Real S.A.(3)	2009	6.35	US$	7,058	—	7,058	7,392
Banco do Brasil — various bonds (1)	2024	Various	US$	11,070	62,994	74,064	72,107
BNP Paribas	2010	Libor + 1.875	US$	8,888	—	8,888	9,648
KFW	2016	4.50	Euro	1,861	11,152	13,013	13,553
Unibanco (4)	2009	5.50	US$	3,700	—	3,700	4,005
Unibanco (4)	2009	5.00	US$	9,188	—	9,188	9,958
Debt in foreign currency				65,473	140,825	206,298	214,373

BRAZILIAN CURRENCY
Banco do Brasil	2009	111.00 of CDI	R$	62,134	—	62,134	60,662
Banco do Brasil	2013	CDI + 1.70	R$	5,476	15,001	20,477	20,960
Banco do Brasil	2013	107.60 of CDI	R$	3,833	96,000	99,833	97,539
Banco do Brasil	2014	104.1 of CDI	R$	12,248	300,000	312,248	305,303
Banco Itaú BBA	2013	CDI + 1.70	R$	33,823	103,092	136,915	138,238
Banco Itaú BBA	2014	CDI + 1.70	R$	311	3,473	3,784	3,688
Banco Votorantim	2010	113.50 of CDI	R$	740	29,248	29,988	29,261
Banco Votorantim	2013	CDI + 1.70	R$	26,036	73,976	100,012	99,375
Bradesco	2013	CDI + 1.70	R$	62,043	189,013	251,056	246,714
Debentures (5)	2014	IGP-M + 10.50	R$	10,302	300,784	311,086	304,406
Debentures (5)	2017	IPCA + 7.96	R$	27,276	439,751	467,027	455,185
Eletrobrás	2023	Ufir + 6.00–8.00	R$	42,470	320,317	362,787	346,875
Large consumers	2011	Various	R$	2,823	2,516	5,339	5,319
Santander do Brasil	2013	CDI + 1.70	R$	13,710	37,469	51,179	50,193
Unibanco	2013	CDI + 1.70	R$	27,940	109,246	137,186	138,830
Banco do Nordeste do Brasil	2010	TR + 7.30	R$	55,727	—	55,727	72,897
Finep	2010	URTJ + 4.00	R$	99	—	99	130
Debt in Brazilian currency				386,991	2,019,886	2,406,877	2,375,575
Overall total				452,464	2,160,711	2,613,175	2,589,948

(1)           Interest rates vary:     2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81 to 0.88% p.a.

(2) to (4)  Swaps for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account:

(2) CDI + 2.00% p.a.;    (3) CDI + 2.12% p.a.; and    (4) CDI + 3.01% p.a.

(5)           Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

The composition of loans, by currency and indexor, with the respective amortization, is as follows:

	2009	2010	2011	2012	2013	2014	2015	2016	2017 and subsequent years	Total
Currency
US dollar	32,818	35,005	30,649	28,424	26,199	1,986	—	—	38,204	193,285
Euro	1,003	1,716	1,716	1,716	1,716	1,716	1,716	1,714	—	13,013
	33,821	36,721	32,365	30,140	27,915	3,702	1,716	1,714	38,204	206,298
Indexors
IPCA (Expanded Consumer Price Index)	27,276	—	—	—	—	—	146,584	146,584	146,583	467,027
IGP-M inflation index	10,302	—	—	—	—	300,784	—	—	—	311,086
Ufir (Fiscal Reference Unit)	10,148	45,312	53,216	49,735	44,089	42,766	38,251	30,838	48,432	362,787
Interbank CD rate — CDI	104,391	197,172	168,793	267,594	365,992	100,870	—	—	—	1,204,812
TR reference rate	18,605	37,122	—	—	—	—	—	—	—	55,727
Others	2,856	66	—	370	403	777	419	183	364	5,438

	173,578	279,672	222,009	317,699	410,484	445,197	185,254	177,605	195,379	2,406,877
	207,399	316,393	254,374	347,839	438,399	448,899	186,970	179,319	233,583	2,613,175

The principal currencies and indexors used for monetary updating of loans, financings and debenture had the following variations:

	Change in quarter ended 09/30/2009	Accumulated change in 2009		Change in quarter ended 09/30/2009	Accumulated change in 2009
Currency	%	%	Indexors	%	%
US dollar	(8.89)	(23.92)	IGP-M	(0.38)	(1.61)
Euro	(5.06)	(19.67)	Finel	(0.08)	(0.32)
			Selic	2.19	7.67
			CDI	2.15	7.59

The movement on loans, financings and debentures is as follows:

Balance at June 30, 2009	2,589,948
Loans and financings obtained	25,656
Monetary and FX variation	(10,008)
Financial charges provisioned	56,154
Capitalization	1,497
Financial charges paid	(21,562)
Amortization of financings	(28,510)
Balance on September 30, 2009	2,613,175

Restrictive covenant clauses

Cemig D has loans and financings with restrictive covenant clauses. These were fully complied with on September 30, 2009.

16) — REGULATORY CHARGES

	09/30/2009	06/30/2009

Global Reversion Reserve – RGR	18,234	19,235
Fuel Consumption Account – CCC	30,429	18,279
Energy Development Account – CDE	28,658	28,658
Eletrobrás — Compulsory loan	1,207	1,207
Aneel inspection charge	1,874	1,874
National Scientific and Technological Development Fund – FNDCT	2,457	2,468
Energy efficiency	159,917	159,439
Research and development	89,738	86,020
Energy system expansion research	1,228	1,234
	333,742	318,414

Current liabilities	325,096	310,735
Non-current liabilities	8,646	7,679

17) — POST-EMPLOYMENT OBLIGATIONS

Cemig D is one of the sponsors of Forluz — the Forluminas Social Security Foundation, a non-profit legal entity, in the proportion of 72.45%, a percentage defined by the allocation of employees between companies of the group in December 2004. The object of Forluz is to provide its associates and participants and their dependents with financial income complementing retirement and pension, in accordance with the private pension plan to which they are linked.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): A defined-contribution plan at the stage of accumulation of funds, for retirement benefits for normal time of service and defined-benefit coverage for disability or death of participants still in active employment, and also receipt of benefits for time of contribution. The contributions of the Sponsors is equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

Cemig D’s contribution to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death of an active participant, and this is used for amortization of the defined obligations through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year in accordance with the payments made by the Company, under Personnel expenses.

Hence, the obligations for payment of supplementary pension benefits under the Mixed Plan, with defined contribution characteristics, and their respective assets, in the amount of R$ 1,723,087, are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances. For participants who are still working, this benefit has been deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, and is no longer accepting new participants. Its benefit complements the average real salary of the employee’s last three years of activity in the Company, in relation to the amount of the Official Social Security benefit. Inscribed in this plan are 6 active employees, one person with deferred proportional benefit (BPD), and 45 retirees or pension holders.

Cemig D also maintains, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contributes to a health plan for the employees, retirees and dependents, administrated by Forluz.

Amortization of actuarial obligations

Part of the actuarial obligation for post-employment benefits in the amount of R$ 661,588 on 30 September 2009 (R$ 670,352 on June 30, 2009), was recognized as an obligation payable by Cemig D and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). The amounts are updated by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% per year.

The liabilities and expenses recognized by the Company in connection with the Supplementary Retirement Plan, Health Plan and Life Insurance Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and an Opinion prepared by independent actuaries. The result is that the financial updating, and the use of a surplus for amortization of the debt obligation agreed with Forluz, mentioned in the previous paragraphs, did not produce accounting effects in Cemig D’s income statement. The most recent actuarial valuation was made for base-date December 31, 2008.

The movement in the net liabilities has been as follows:

	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities on June 30, 2009	270,135	271,219	12,675	316,817	870,846
Expense (revenue) recognized in the Income statement	1,791	13,125	812	7,211	22,939
Contributions paid	(23,556)	(9)	(130)	(7,990)	(31,685)
Net liabilities on September 30, 2009	248,370	284,335	13,357	316,038	862,100

Current liabilities	57,269	—	—	—	57,269
Non-current liabilities	191,101	284,335	13,357	316,038	804,831

18) — CONTINGENCY PROVISIONS

The Company makes contingency provisions for lawsuits in which the expectation of loss is considered “probable”, as follows:

	Balance on 06/30/2009	Additions	Written off	Balance on 09/30/2009
Labor-law cases
Various	7,637	—	(217)	7,420

Civil cases
Personal damages	7,150	—	(495)	6,655
Tariff increases	2,016	46	—	2,062
Other	8,725	—	(608)	8,117

Regulatory
Aneel administrative proceedings	45,616	291	—	45,907
Total	71,144	337	(1,320)	70,161

Aneel administrative proceedings

On January 9, 2007, Aneel notified Cemig D that it considered certain criteria adopted by the Company in calculation of the revenue from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 45,907.

Tariff increases

Several industrial consumers filed actions against Cemig, the parent company of Cemig D, seeking reimbursement for the amounts paid as a result of the tariff increase made during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. Cemig makes estimates of the amounts to be provisioned based on the disputed amounts billed and based on recent judicial decisions. The approximate total of the exposure in this matter, in management’s view, is R$ 100,429, of which the greater part is provisioned in the holding company.

Legal actions with risk of loss classified as “possible”

Additionally, there are legal actions of a regulatory, civil or tax nature in progress, the chances of loss in which have been estimated as “possible”. These are periodically reassessed, and do not require the constitution of a provision in the income statement. They are as follows:

ICMS tax — Low-income consumers

The company receives a subvention from Eletrobrás for the discounts given in electricity rates for low-income consumers. The Minas Gerais State Tax Authority served execution proceedings on Cemig D, alleging that the amount of these subsidies should be subject to ICMS tax. The potential for loss in this action is R$ 140,673, not including any ICMS tax which might be claimed by the Tax Authority for the periods subsequent to the infringement notice. No provision was constituted for the result of this dispute, since the Company believes the legal obligation is non-existent and that it has arguments on the merit for defense against this claim. The Company assesses the chances of losses from this action as “possible”.

Social Security and tax obligations — indemnity for the “Anuênio”.

In 2006 Cemig D paid an indemnity to its employees, in the amount of R$ 127,058, in exchange for the rights to future payments known as the “Anuênio” which would otherwise be incorporated into salaries. The company did not pay income tax nor Social Security in relation to these amounts because it considered that these obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the Company decided to file for orders of Mandamus to allow payment into Court of the potential obligations relating to this amount, in a total of R$ 87,268. This amount is posted in Deposits connected to legal actions. The Company believes it has arguments of merit for defense, and thus has made no provision of any losses on this case.

Annulment of collection considered abusive and monetary updating factor changed

The Public Defense Office of the State of Minas Gerais filed a Civil Public Action against Cemig D, claiming annulment of invoices calculated based on an allegedly abusive criterion of higher consumption in the last 12 months, under Article 7, IV, subclause “B”, of Aneel Resolution 456/2000 and of the Debt Acknowledgement Undertakings (TARDs).The action also claimed prohibition of the use of the kWh as a monetary updating factor, that its use should be limited to collection in the event of fraud, that the interregnum period should not be more than 150 days, and that the maximum penalty payment applied should be 2%, and that Cemig should desist from suspending consumers’ supply of electricity in the event of non-payment of irregular consumption. The Federal Judiciary declined competency. The amount involved in the case, at September 30, 2009, is R$ 8.813 million and the Company assesses the chances of loss as “possible”.

Indemnity for pain and suffering, loss of profits and indemnity for death

Cemig D is defendant in an action brought on March 19, 2009, in which the plaintiffs claim indemnity for pain and suffering, loss of profits and food pension for the death of a father and son, victims of an artificial electrical discharge. The case is at the judgment stage. The amount involved in the case, at September 30, 2009, is R$ 6.292 million and the Company assesses the chances of loss as “possible”.

Irregularity in the measurement of consumption

The company received a notice from the Public Attorneys’ Office, through the Procon (Consumer Defense Department), claiming annulment of various receipts arising from supposed irregularity in the measurement of electricity consumption of certain consumers. The amount involved in the administrative proceedings, at September 30, 2009, is R$ 5.959 million. The Company assesses the chances of loss in the administrative sphere as ‘probable’.

In spite of the rating of ‘probable’ in the administrative proceedings, when the issue is taken to the Courts, the Company believes that the chances of loss will be ‘possible’, in view of the greater opportunity for full proof, and also the absence of case law on the subject.

Contingencies of the Holding Company

Cemig, the controlling company of Cemig D, is fighting court actions in which it assesses the chances of loss as “possible” or “remote”. A negative ruling in one or more of these lawsuits could impact the business of Cemig D. The most significant actions that have this characteristic are described below:

•                     Several consumers and the Public Prosecutor of the State of Minas Gerais have brought civil actions against Cemig contesting tariff adjustments applied in previous years, including the Extraordinary Tariff Recomposition and the inflation index used to increase the electricity tariff in April 2003, and requesting 200% reimbursement of any amounts that may come to be considered as having been wrongly charged. The Company believes it has arguments of merit for defense, and thus has not made a provision for these actions.

•                     Cemig is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of R$ 871,757. The Company believes that it has arguments of merit for legal defense, and as a result has not constituted provision for this action.  The chances of loss in this action are rated as “possible”.

19) — STOCKHOLDERS’ EQUITY

On September 30, 2009 the registered capital of Cemig D was R$ 2,261,998, represented by 2,261,997,787 nominal common shares, without par value, wholly owned by Companhia Energética de Minas Gerais.

In a meeting held on June 25, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved payment of Interest on Equity, imputed against the minimum obligatory dividend of the year 2009, in the amount of R$ 76,202; on September 29, 2009 the Board approved a further amount of Interest on Equity, of R$ 37,451, both to be paid in 2010. The tax benefits arising from payment of Interest on Equity were, respectively, R$ 25,909 and R$ 12,733. These were recognized in the period ending September 30, 2009.

20)                             GROSS REVENUE FROM SUPPLY OF ELECTRICITY AND USE OF THE NETWORK — CAPTIVE CONSUMERS

Retail supply of electricity, by type of consumer, in 3Q09 and 3Q08, was as follows:

	(Not reviewed by external auditors)
	Number of consumers		MWh		R$
	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Residential	5,565,156	5,381,275	5,812,247	5,341,749	2,670,244	2,619,448
Industrial	74,939	74,962	3,580,302	4,058,446	1,237,826	1,313,371
Commercial, services and others	595,037	575,356	3,415,304	3,233,321	1,470,700	1,436,369
Rural	454,051	486,369	1,645,426	1,670,216	397,287	426,390
Public authorities	55,892	53,572	524,352	518,465	221,295	222,968
Public illumination	2,892	2,820	793,599	786,381	197,581	202,770
Public service	8,423	8,311	795,343	800,192	227,554	223,279
Sub-total	6,756,390	6,582,665	16,566,573	16,408,770	6,422,487	6,444,595
Own consumption	833	845	25,720	26,092	—	—
Subsidy for low-income consumers (1)	—	—	—	—	240,350	56,640
Uninvoiced supply — Regulatory asset	—	—	—	—	—	26,198
Retail supply not invoiced, net	—	—	—	—	(38,613)	(32,316)
Effect of the Final Tariff Review (2)	—	—	—	—	(137,458)	—
	6,757,223	6,583,510	16,592,293	16,434,862	6,486,766	6,495,117
Transactions in energy on the CCEE	—	—	—	—	475	4,224
Total	6,757,223	6,583,510	16,592,293	16,434,862	6,487,241	6,499,341

(1)         Revenue of the subvention from Eletrobrás, for the discount given by Cemig D on the tariffs charged to low-income consumers.

(2)         Represents homologation of the final result of the Second Tariff Review, in March 2009. For further information please see Explanatory Note 28.

21) — REVENUE FOR USE OF THE NETWORK – FREE CONSUMERS

Starting in January 2005, a significant part of the large industrial consumers became “free” consumers, with energy being sold to these consumers, mostly via Cemig Geração e Transmissão (“Cemig GT”).  As a result, the charges related to the use of the distribution network (“TUSD”) of these free consumers started to be charged separately by Cemig Distribution (Cemig D), being registered in the account line “Revenue from use of the network”.

22) — OTHER OPERATIONAL REVENUES

	09/30/2009	09/30/2008
Charged service	12,366	9,708
Other services provided	9,175	14,002
Rental and leasing	42,239	33,152
Other	989	220
	64,769	57,082

23) — DEDUCTIONS FROM OPERATIONAL REVENUE

	09/30/2009	09/30/2008
Taxes on revenue
ICMS tax	1,538,254	1,612,793
Cofins tax	569,197	623,517
PIS and Pasep taxes	123,576	142,379
ISS value added tax on services	267	291
	2,231,294	2,378,980
Charges to the consumer
Global Reversion Reserve — RGR	53,901	53,431
Energy Efficiency Program — P.E.E.	24,244	24,543
Energy Development Account — CDE	248,842	222,698
Fuel Consumption Account — CCC	277,969	240,229
Research and Development	9,696	9,817
National Scientific and Technological Development Fund — FNDCT	9,690	9,353
Energy system expansion research — EPE	4,845	3,784
	629,187	563,855
	2,860,481	2,942,835

Cemig D collects and pays the ICMS tax applicable to “Portion A” and the Deferred Tariff Adjustment in conformity with the invoicing of amounts on the customer’s electricity bill.

24) — OPERATIONAL COSTS AND EXPENSES

	09/30/2009	09/30/2008
Personnel expenses	693,521	552,151
Post-employment obligations (Note 17)	68,818	111,506
Materials	62,100	57,438
Outsourced services	363,543	311,874
Electricity bought for resale	2,127,926	1,785,449
Depreciation and amortization	242,909	271,228
Operational provisions	61,441	62,077
Charges for the use of the basic transmission grid	393,262	345,748
Other expenses, net	134,802	122,913
	4,148,322	3,620,384

a) PERSONNEL EXPENSES

	09/30/2009	09/30/2008
Remuneration and salary-related charges and expenses	522,623	521,701
Supplementary pension contributions — defined contribution plan	32,400	31,951
Assistance benefits	67,425	65,871
	622,448	619,473
(-) Personnel costs transferred to Works in progress	(82,817)	(93,147)
The PPD Voluntary Retirement Program (a)	(478)	25,775
The PDV Temporary Voluntary Retirement Program (b)	154,368	—
	693,521	552,151

Employee special retirement programs

a)        The PPD Permanent Voluntary Retirement Program

The Company has a permanent Voluntary Retirement Program (named PPD), which applies to any free and spontaneous terminations of employment contracts. Its main financial incentives include payment of 3 gross amounts of the employee’s monthly remuneration and 6 months’ contributions to the Health Plan after leaving the company, deposit of the extra payment of 40% of the balance of the employee’s FGTS fund, as would be applicable if termination were by the employer, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

Since this program was begun, in March 2008, 523 employees have joined the program. The provision for the financial incentives was substantially recognized in the income statement for 2008.

b)        The PDV Temporary Voluntary Retirement Program

In April 2009 Cemig put in place a temporary Voluntary Retirement Program — named the PDV — which employees were able to join between April 22 and June 5, 2009.

The financial incentive for employees who subscribed to the PDV program is an indemnity that varies between 3 and 16 times the employee’s monthly remuneration, according to criteria set in the Program’s regulations, among which the main factor is the time of contribution remaining for qualification for full retirement benefits under the National Social Security program. Another of the incentives is payment of the contribution to the pension fund and the National Social Security System up to the date when the employee would meet the requirements for retirement benefits under the National System (limited to 5 years), and deposit of the extra payment of 40% on the balance of the FGTS fund (which would be obligatory if the contract were being rescinded by the employer).

Additionally, Cemig guarantees full payment of the costs of the group life insurance plan (for 6 months) and the health plan (for 12 months), from the date of the employee leaving the Company, which must be between June 2009 and September 2010.

A total of 805 employees of Cemig D subscribed to the program. An expense relating to the financial incentives, in the amount of R$ 154,368, was recognized.

b) OUTSOURCED SERVICES

	09/30/2009	09/30/2008
Collection / meter reading / bill delivery agents	88,365	79,914
Communication	43,683	35,267
Maintenance and conservation of electricity facilities and equipment	71,894	52,277
Building conservation and cleaning	16,125	14,351
Contracted labor	20,834	23,000
Freight and airfares	4,435	3,473
Accommodation and meals	9,950	9,924
Security services	4,929	3,678
Consultancy	4,177	6,197
Maintenance and conservation of furniture and utensils	20,028	18,731
Maintenance and conservation of vehicles	13,582	12,120
Disconnection and reconnection	19,558	15,798
Others	45,983	37,144
	363,543	311,874

c) ELECTRICITY BOUGHT FOR RESALE

	09/30/2009	09/30/2008
From Itaipu Binacional	696,346	639,009
Short-term market	196,426	201,630
‘Bilateral Contracts’	178,468	171,423
Reimbursement of CVA — “Initial Contracts”	—	219
Energy bought in auctions	996,037	714,693
Proinfa (Alternative Energy Sources Program)	100,777	67,186
Proinfa Energy	10,236	31,660
Amounts received in “Portion A” (Note 6b)	143,829	111,919
Credits PASEP/COFINS	(194,193)	(152,290)
	2,127,926	1,785,449

d) OPERATIONAL PROVISIONS

	09/30/2009	09/30/2008
Pension plan premiums	(3,657)	(1,689)
Provision for doubtful receivables	62,368	47,419
Labor-law contingencies	1,225	2,961
Provision for Aneel administrative proceedings	2,193	6,854
Other	(688)	6,532
	61,441	62,077

e) OTHER OPERATIONAL EXPENSES, NET

	09/30/2009	09/30/2008
Leasings and rentals	19,774	19,229
Advertising	15,307	20,246
Own consumption of electricity	11,022	11,512
Subsidies and donations	13,879	19,165
Aneel inspection charge	17,919	18,838
Taxes and charges (IPTU, IPVA and others)	9,546	8,614
Licensing charge — TFDR (*)	27,304	24,101
Royalties for use of water resources	5,649	4,929
Contribution to the MAE	1,547	1,266
Insurance	1,575	1,471
Other expenses (Recovery of expenses)	11,280	(6,458)
	134,802	122,913

25)          NET FINANCIAL REVENUE (EXPENSES)

	09/30/2009	09/30/2008
FINANCIAL REVENUES
Revenue from cash investments	25,032	62,070
Arrears penalty payments on electricity bills	122,646	101,122
Monetary updating of CVA	27,321	22,244
Monetary updating on General Agreement for the Electricity Sector	32,309	65,582
Monetary updating — Deferred Tariff Adjustment	1,802	68,576
FX variations	82,615	20,422
Adjustment to present value	—	5,341
Pasep and Cofins taxes on financial revenues	(167)	(6,760)
Other	35,616	28,567
	327,174	367,164
FINANCIAL EXPENSES
Charges on loans and financings	(183,784)	(206,385)
Monetary updating on General Agreement for the Electricity Sector	—	(2,460)
Monetary updating of CVA	306	(23,245)
FX variations	(27,255)	(39,915)
Monetary updating on loans and financings	(10,342)	(55,604)
CPMF tax	—	(3,011)
Losses on financial instruments (Note 27)	(40,139)	(5,141)
Provision for losses in the recovery of RTE amounts — Updating	—	(1,470)
Adjustment to present value	—	(18,141)
Other	(30,261)	(24,400)
	(291,475)	(379,772)
FINANCIAL REVENUE (EXPENSES)	35,699	(12,608)

The Pasep and Cofins tax expenses are those applicable to the financial revenues on the regulatory assets, which are realized through invoicing of electricity.

26) — RELATED PARTY TRANSACTIONS

As mentioned in Explanatory Note 1, the Company is a wholly-owned subsidiary of Companhia Energética de Minas Gerais – Cemig, of which the controlling stockholder is the Government of the State of Minas Gerais.  Cemig Geração e Transmissão S.A. (“Cemig GT”) and Light are also subsidiaries of Cemig.

Cemig D’s principal balances and transactions with related parties are:

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	09/30/2008	09/30/2009	09/30/2008
CEMIG
Affiliates and holding company	7,822	10,289	14,532	13,531	—	—	—	—
Interest on Equity, and dividends	—	—	544,596	521,484	—	—	—	—

Cemig GT
Affiliates and holding company	26,428	15,111	11,678	11,678	—	—	—	—
Electricity bought for resale (1)	4,503	958	34,501	51,272	21,635	17,282	(89,380)	(63,510)
Others	4	7	1	12	—	—	—	—

Light								—
Electricity bought for resale (1)	166	—	166	2,623	—	—	(1,464)	(378)
								—
Minas Gerais state government								—
Consumers and traders (4)	3,381	2,592	—	—	58,929	—	—	—
Taxes, charges and contributions — ICMS tax (5)	148,557	129,049	243,562	228,995	(1,538,254)	(1,612,793)	—	—
Taxes offsetable — ICMS tax (5)	46,141	57,351	—	—	—	—	—	—
Consumers and traders (2)	66,384	12,668	—	—	—	—	—	—

FORLUZ
Post-employment obligations — current (3)	—	—	57,269	56,020	—	—	(68,818)	(111,506)
Post-employment obligations — non-current (3)	—	—	804,831	814,826	—	—	—	—
Others	—	—	12,885	13,001	—	—	—	—
Personnel expenses (6)	—	—	—	—	—	—	32,400	(31,951)
Current administration expense (7)	—	—	—	—	—	—	6,523	(6,842)

OTHER
Affiliates and subsidiaries or Parent companies	443	593	—	—	—	—	—	—

Main material comments on the above transactions:

(1) The Company has contracts for purchase of electricity from Cemig GT, and from Light S.A., arising from the public electricity auction of 2005, with period of 8 years from the start of supply and annual adjustment by the IGP-M inflation index. These transactions were carried out on terms equivalent to those that prevail in transactions with independent parties, in view of the fact that the purchase of energy was made through an auction organized by the federal government, which subsequently decided what contracts should be signed between distributors and generators.

(2) A substantial portion of the amount refers to the renegotiation of a debit originating from the sale of energy to Copasa, with provision for payment up to September 2012, and financial updating (by the IGP-M inflation index + 0.5% per month).

(3) The contracts of Forluz are updated by the Amplified Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) (See Explanatory Note 17) and will be amortized up to the business year of 2024.

(4) Refers to sale of energy to the government of the state of Minas Gerais — transactions made on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the energy is that defined by Aneel through a resolution referring to the company’s annual tariff adjustment.

(5) The transactions with ICMS tax posted in the Quarterly Information refer to sales of electricity and are made in conformity with the specific legislation of the State of Minas Gerais.

(6) Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (Explanatory Note 17) and calculated on the monthly remunerations in accordance with the regulations of the Fund.

(7) Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

For more information on the main transactions, see Explanatory Notes 5, 9, 14, 17, 19, 23 and 24.

27) — FINANCIAL INSTRUMENTS

The financial instruments used by Cemig D are restricted to Cash and cash equivalents, Consumers and traders, Amounts receivable from the Minas Gerais state government, Loans and financings, and Debentures, and the gains and losses obtained on the transactions are registered in full by the accrual method.

The Company’s financial instruments were recognized at fair value and are classified as follows:

•                  Held for trading: In this category are cash investments and derivative investments (mentioned in item “b”).  They are valued at fair value and the gains or losses are recognized directly in the Income statement.

•                  Receivables:  Credits owed by consumers and traders are in this category. They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at the amortized cost using the effective interest rates method, and adjusted to fair value.  Gains or losses are recognized in the income statement as and when they take place.

•                  Derivative financial instruments: These are valued at fair value and the gains or losses are recognized directly in the income statement.

a) Management of risks

Management of corporate risks is a management tool that is part of the Corporate Governance practices and aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, which aims to implement guidelines and monitor the financial risk of transactions that might negatively affect the Company’s liquidity and profitability, recommending protection strategies in relation to foreign exchange, interest rate and inflation risks. These have effects that are in line with the Company’s strategy.

Cemig D’s principal exposure risks are listed below:

Exchange rate risk

Cemig D is exposed to the risk of increase in exchange rates, principally of the US dollar against the Real, with impact on indebtedness, profit and cash flow. For the purpose of reducing the Company’s exposure to increases in exchange rates, on September 30, 2009 Cemig D had hedge transactions contracted, which are described in more detail in item “b”.

The net exposure to exchange rates is as follows:

EXPOSURE TO EXCHANGE RATES	09/30/2009	06/30/2009
US dollar
Loans and financings	193,285	200,820
Contracted hedge / swap transactions	(85,704)	(94,067)
	107,581	106,753
Euro
Loans and financings	13,013	13,553
Net liability exposure	120,594	120,306

The Company estimates that, in a probable scenario, the appreciation of the exchange rates of foreign currencies against the Real at the end of the next 12 months will be 1.23%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively, in relation to the scenario that it rates as probable — considering these alternative scenarios respectively as “possible” and “remote”.

Risk - Increase in exchange rate	Base 09/30/2009	“Probable” scenario	“Possible” scenario Exchange variation of 25%	“Remote” scenario Exchange variation of 50%

US dollar
Loans and financings	193,285	195,666	244,582	293,498
(-) Contracted hedge/swap	(85,704)	(86,760)	(108,450)	(130,140)
	107,581	108,906	136,132	163,358

Euro
Loans and financings	13,013	13,173	16,467	19,760

Net liability exposure	120,594	122,079	152,599	183,118

Net effect variation of exchange rate	—	(1,485)	(32,005)	(62,525)

Interest rate risk

Cemig D is exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (Libor), in the amount of R$ 8,888 at September 30, 2009.

In relation to the risk of increase in domestic Brazilian interest rates, the Company’s exposure arises from its net liabilities indexed to variation in interest rates, which are as follows:

EXPOSURE OF CEMIG TO BRAZILIAN INTEREST RATES	09/30/2009	06/30/2009

Assets
Cash investments	477,302	223,761
Regulatory assets	1,277,352	1,484,869
	1,754,654	1,708,630
Liabilities
Loans and financings	(1,204,812)	(1,190,763)
Regulatory liabilities	(679,732)	(627,425)
Contracted hedge / swap transactions	(85,704)	(94,067)
	(1,970,248)	(1,912,255)
Net liability exposure	(215,594)	(203,625)

In relation to the risk of increase in the Selic interest rate, considered to be the most significant interest rate risk, the Company estimates that, in a probable scenario, the Selic rate on September 30, 2010 will be 9.50%.  The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, in relation to the scenario that it considers as “probable” — considering these alternative scenarios as “possible” and “remote”, respectively.

Risk -Exposure Brazilian Interest Rates	Scenario Base SELIC 8,75%	“Probable” scenario SELIC 9.50%	“Possible” scenario SELIC 11,88%	“Remote” scenario SELIC 14,25%

Assets
Cash investments	477.302	480.882	492.242	503.554
Regulatory assets	1.277.352	1.286.932	1.317.333	1.347.606
	1.754.654	1.767.814	1.809.575	1.851.160
Liabilities
Loans, financings and debentures	(1.204.812)	(1.213.848)	(1.242.523)	(1.271.077)
Regulatory liabilities	(679.732)	(684.830)	(701.008)	(717.117)
Contracted Hedge/Swap	(85.704)	(86.347)	(88.387)	(90.418)
	(1.970.248)	(1.985.025)	(2.031.917)	(2.078.612)
Net liability exposure	(215.594)	(217.211)	(222.342)	(227.452)

Net effect variation of SELIC	—	(1.617)	(6.748)	(11.858)

Credit risk

The risk arising from the possibility of the Company incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers.  Negotiations are also established to make possible receipt of any receivables in arrears.

Energy scarcity risk

The electricity sold is generated, almost entirely, by hydroelectric power plants. A prolonged period of scarcity of rainfall could result in the reduction of the volume of water in the Company’s reservoirs, adversely affecting the recovery of their volume and resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Risk of early maturity of debt

The Company has contracts for loans, financings and debentures, with the restrictive covenant clauses normally applicable to these types of operation, related to economic and financial indices, cash flow and other indicators meeting certain levels. Non-compliance with these covenants could result in early maturity of debt. On September 30, 2009 the covenants were fully complied with.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of electricity distribution, and management expects that they will be renewed by Aneel and/or the Mining and Energy Ministry. If the regulatory bodies do not grant the applications for renewals of these concessions, or if they decides to renew them upon imposition of additional costs for the company (“concessions for consideration”), the present levels of activity and profitability could be altered.

b) Financial instruments — derivatives

The derivative instruments contracted by the Company have the purpose of protecting its operations against the risks arising from foreign exchange variation, and are not used for speculative purposes.

The principal amounts of derivatives transactions are not posted in the balance sheet, since they refer to transactions which do not require payments in full, but only payments of the gains or losses that actually occur. On September 30, 2009 the net results of these transactions represented a loss of R$ 40,139 (vs. loss of R$ 5,141 on September 30, 2008), recorded in Financial revenue (expenses).

Method of calculation of the fair value of positions

The fair value of financial investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates for similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by Cemig D on September 30, 2009.

Accumulated
								Lost not realized				Effect
Receivable by	Payable by Cemig											Payable
Cemig Geração	Geração e	Maturity	Market	Principal amount contract*				Book Value		Fair Value		Amount
e Transmissão	Transmissão	period	Trading	09/30/2009		06/30/2009		09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009
US$ exchange rate + interest (5.58%p.a. to 7.14%p.a.)	R$ 100% of CDI + interest (1.50% p.a.. to 3.01% p.a.)	From 04/2009 to 06/2013	Over the counter (OTC)	US$	48,200	US$	48,200	(108,014)	(94,160)	(108,330)	(96,444)	(11.442)

c) Sensitivity analysis

The derivative instrument described above shows that the Company is exposed to variation in the CDI rate. The Company estimates that the Brazilian domestic CDI rate on September 30, 2010 will be 9,50%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate, of 25% and 50%, in relation to September 30, 2009 — scenarios which it assesses, respectively, as “possible” and “remote”. In these “possible” and “remote” scenarios, the Brazilian domestic CDI rate at September 30, 2010, would be: 11.88% and 14.25%, respectively.

		“Probable”	“Possible”	“Remote”
	Base	scenario	scenario	scenario

Risk -Exposure Brazilian Interest Rates
Contract in US$	(85.704)	(86.347)	(88.387)	(90.418)
Net effect variation of SELIC		(643)	(2.683)	(4.714)

28)          FINAL RESULT OF CEMIG D’S SECOND TARIFF REVIEW, AND TARIFF ADJUSTMENT

Tariff Review — final levels decided

In March 2009 Aneel homologated the final result of the Tariff Review of Cemig D, the effects of which take place from April 2008.

The final result of the Company’s second Tariff Review was an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

As a result of the homologation of the final tariff review, Aneel recalculated the amounts which, in its judgment, should have been those effectively recognized in the Company’s tariff adjustment as from April 2008.

The effects on the income statement relate primarily to the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s manageable costs; and also to a review by Aneel of the criterion for calculation of the reimbursements, in the tariff, of the financial regulatory assets, which resulted in discounting of amounts which, in the regulator’s view, were included in excess in the Company’s tariff in 2008.

These amounts, totaling R$ 137,458 (vs. R$ 203,615 in June 2009), recorded in Current liabilities, under “Regulatory liabilities — Tariff Review”, are being transferred monthly to the income statement, on a linear basis, in the period from April 8, 2009 to April 7, 2009.

29) — THE TARIFF ADJUSTMENT

On April 7, 2009 Aneel published the result of the Tariff Adjustment of Cemig D.  The adjustment applied differently to different consumer categories. Electricity bills of residential consumers were increased by an average of 4.87%, while invoices for high-voltage captive consumers were increased by an average of 9.42%. The overall average impact on the electricity bills of captive consumers was an increase of 6.21%.

Considering the total market of the Company’s consumers — captive and free consumers — the average percentage increase was 4.87% for low-voltage consumers, and 4.43% for high-voltage consumers. The resulting overall average impact on the electricity bills of free and captive consumers was an increase of 4.69%.

ECONOMIC AND FINANCIAL PERFORMANCE

(Amounts are in thousands of Reais unless otherwise indicated.)

Comments on RESULTS in the FIRST NINE MONTHS of 2009

Net profit for the period

In January through September 2009 Cemig Distribuição (“Cemig Distribution” or “Cemig D”) posted net profit of R$ 279,078, 58.10% lower than the net profit of R$ 666,037 in January through September 2008. The significantly lower net profit is mainly due to non-recurring events in 2009, including the effects of the Final Tariff Review, and the provision for the PDV voluntary retirement program (Explanatory Notes 24 and 28).

Ebitda (method of calculation not reviewed by external auditors)

Cemig D’s Ebitda in the second quarter of 2009 was a significant 50.65% lower than its Ebitda for the second quarter of 2008. Adjusted for the non-recurring items, this percentage reduction is diminished to 21.55%

As part of the final disclosure of the Tariff Review of Cemig D, Aneel included in the tariff to be applied as from April 8, 2009 certain financial items relating to previous business years, which resulted in recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers in the period from April 8, 2009 to April 7, 2010.

These financial items relate principally to reduction of the costs of the “Reference Company” used by Aneel in calculating reimbursement to the Company of its controllable costs, with effect backdated to April 2008. The effect on Ebitda of this non-recurring recognition of the financial items was R$ 192,816 to Ebitda, as shown in the table below.

There was also an impact on Ebitda, in the first nine months of 2009, of R$ 153,890, from the expenses of the PDV Voluntary Retirement Program and PPD Voluntary Dismissal Program.

EBITDA - R$ ‘000	09/30/2009	09/30/2008	Change, %
Net profit	279,078	666,037	(58.10)
+ Income tax and Social Contribution tax	75,456	280,039	(73.06)
+ Profit shares	69,849	49,916	39.93
–+ Financial revenues (expenses)	(35,699)	12,608	—
+ Depreciation and amortization	242,909	271,228	(10.44)
= EBITDA	631,593	1,279,828	(50.65)
Non-recurring items:
+ – Tariff review – Net revenue	213,803	(62,863)	—
– + Tariff review – Operational expense	(20,987)	4,330	—
- + The PPD/ PPD Permanent Voluntary Retirement Program	153,890	25,775	497,05
= ADJUSTED EBITDA	978,299	1,247,070	(21.55)

The lower Ebitda in 9M09 than in 9M08 mainly reflects operational costs and expenses (excluding effects of depreciation and amortization) 16.61% higher. The weaker performance in 2009 was reflected in Ebitda margin, which was 27.56% in 3Q08, and 13.92% in 3Q09.

Revenue from retail supply of electricity

Gross revenue from retail electricity sales was R$ 6,487,241 in 9M09, compared to R$ 6,499,341 in 9M08.

The main impacts on revenue in relation to sales to final consumers in 2009 arose from:

•                  Tariff adjustment with average impact on consumer tariffs of 4.64%, starting from April 8, 2009. (For the captive market the impact was 6.21%.)

•                  Reduction in the tariff with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008 (full effect in 2009).

•                  Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, with effect backdated to 2008, representing a reduction in gross revenue of R$ 213,803, in 2009.

Electricity sold to final consumers (MWh)

(Data not audited by external auditors)

	MWh
Consumption by consumer category	09/30/2009	09/30/2008	Change, %

Residential	5,812,247	5,341,749	8.81
Industrial	3,580,302	4,058,446	(11.78)
Commercial, services and others	3,415,304	3,233,321	5.63
Rural	1,645,426	1,670,216	(1.48)
Public authorities	524,352	518,465	1.14
Public illumination	793,599	786,381	0.92
Public service	795,343	800,192	(0.61)
Total	16,566,573	16,408,770	0.96

Increases in the largest categories, residential and commercial, were respectively 8.81% and 5.63%. while sales volume to the industrial category of consumers was 11.78% lower.  The increases in the residential and commercial categories of consumer mainly reflect the increases in the number of consumers — both groups grew by 3.42% year-on-year.  The lower consumption in the industrial category is mainly due to the effects of the global economic crisis which severely affected Brazil’s manufacturing sector. In the commercial category, as well as the increase in the number of consumers, the better performance of the retail, accommodation and food sectors, communications services, health and wholesale traders, contributed to the year-on-year increase in revenue in 9M09.

Revenue from use of the network

This revenue is from the TUSD — Tariff for Use of the Distribution System — charged to Free Consumers on electricity sold to them. In 9M09 this revenue was R$ 845,477, 16.73% lower than in 9M08 (R$ 1,015,395). The lower revenue arises from an average tariff approximately 3% lower in 2009, the higher quantity of energy purchased by incentive sources and less transport of energy to free consumers, due to the slowdown in the world economy, which affected the Brazilian manufacturing sector.

Non-controllable costs

Differences between the sum of non-controllable costs (known as “CVA”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Complying with the Aneel Chart of Accounts, some items are allocated as Deductions from operational revenue.  Further information is in Explanatory Note 7 to the Quarterly Information.

As from March 2008 the Company began to receive, in the tariff, the amounts posted in assets under “Portion A”. Hence the portion of the non-controllable costs that was actually received in the tariff is transferred to Operational expenses, as shown in Explanatory Note 6, item “b”.

Deductions from operational revenues

Deductions from operational revenues were a total of R$ 2,860,481 in 9M09, 2.80% less than in 9M08. Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC account in 9M09 was R$ 277,969, 15.71% more than in 9M08 (R$ 240,229). This refers to the costs of operation of the thermal plants in the Brazilian national grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. This is a non-controllable cost: the expense that is deducted from revenue is the amount passed through to the tariff.

Energy Development Account — CDE

The deduction from revenue for the CDE in 9M08 was R$ 248,842, 11.74% more than in 3Q08 (R$ 222,698). The payments are specified by an Aneel Resolution. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff.

The Global Reversion Reserve — RGR

The deduction from revenue for the RGR in 9M08 was R$ 53,901, compared to R$ 53,431 in 9M08. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff.

The other deductions from revenue are for taxes that are calculated as a percentage of billing. Hence their variations arise substantially from the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Net financial revenue/expenses) in 9M09 totaled R$ 4,148,322, 14.58% more than in 9M08 (R$ 3,620,384). This is mainly due to the increases in personnel costs, electricity bought for resale and outsourced services, partially offset by the reduction in costs of post-employment obligations.  For further information on the composition of operational costs and expenses, see Explanatory Note 24 to the Quarterly Information.

The main year-on-year variations in these expenses were:

Personnel expenses

Personnel expenses in 9M09 totaled R$ 693,521, 25.60% more than their total of R$ 552,151 in 9M08. This primarily reflects the following factors:

•                  Salary increase of 7.26% given to employees in November 2008.

•                  Provision for the PDV Voluntary Retirement Program, in the amount of R$154,368 in 1H09.

On the other hand, the reduction in the number of employees from 8,041 in September 2008 to 7,551 in September 2009 contributed to lower personnel expenses.

Electricity bought for resale

The expense on electricity purchased for resale in 9M09 was R$ 2,127,925,  19.18% more than in 9M08 (R$ 1,785,449). The difference arises principally from the average tariff for electricity bought in the 2009-10 tariff cycle being 23.86% higher. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff. Further information is in Explanatory Note No. 24 to the Quarterly Information.

Post-employment obligations

The expense on post-employment obligations in 9M09 was R$ 68.818, 32.28% less than the expense of R$ 111,506 posted in 9M08. These expenses basically represent interest on the actuarial liabilities of Cemig D, net of the expected return on the pension plans’ assets, as estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made in December 2008 to the actuarial assumptions, resulting in a reduction of the Company’s net obligations.

Depreciation and amortization

The expense on post-employment obligations in 9M09 was R$ 242.909, 10.44% less than the expense of R$ 271,228 posted in 9M08. This is largely due to the depreciation of the item “Special Obligations”, as from April 2008, the date of the second Tariff Review cycle.

Operational provisions

Operational provisions in 9M09 totaled R$ 61,441, 1.02% higher than in 9M08 (R$ 62,077). Please refer to further information in Explanatory Notes 18 and Note 24 to the Quarterly Information.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in January 9M09 was R$ 393,262, 13.74% higher than in 9M08 (R$ 345,748). This expense is for the charges payable by electricity distribution and generation agents for use of the facilities that are components of the national grid, as set by an Aneel Resolution. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff.

Outsourced services

The expense on outsourced services in 9M09 was R$ 363,543, 16.57% more than in 9M08 (R$ 311,874) — the highest variations being in expenditure on communication, maintenance and conservation of facilities, electrical equipment, and tree pruning, as follows:

•                  The expense on communication services in 9M09 was R$ 43,683, 23.86% more than in 9M08 (R$ 35,267). This variation arises mainly from the increase in the number of calls as a consequence of the longer rainy season in 2009; a significant increase in the number of calls by mobile phone, which are much more expensive; and the migration of other services previously provided through other channels, such as customer service branches, to the communications centre.

•                  The expense on services of maintenance and conservation of facilities and electrical equipment in 9M09 was R$ 71,894, 37.53% more than in 9M08 (R$ 52,277). This variation arises principally from the prolongation of the rainy season, with greater demand for corrective maintenance of the system, and also the higher volume of preventive maintenance activities, aiming to reduce accidental outages in the next rainy season.

•                  The expense of tree pruning in 9M09, recorded in the accounts under “Outsourced services — Other”, was R$ 9,458, 138.54% more than in 9M08 (R$ 3,965). The increase in this expense arises from the Company’s preventive actions to reduce accidental outages caused by trees close to the electricity networks, principally in rainy periods.

•                  The expense on collection agents, meter reading and delivery of electricity bills in 9M09 was R$ 88,365, 10.58% more than in 9M08 (R$ 79,914). The increase in this line is the result of upward adjustments in the contracts for meter reading, based on the IGP-M inflation index, and also from the growth in the number of consumers over the period.

Details of the expenses under this line are given in Explanatory Note 24 to the Quarterly Information.

Other expenses, net

Other expenses, net, were R$ 134,802 in 9M09, 9.67% more than in 9M08 (R$ 122.913).This mainly reflected the loss on disposal and de-activation of assets, of R$ 11,970 in 9M09, compared with R$ 1,331 in 9M08.

Financial revenues (expenses)

Net financial expenses were R$ 35,699 in 9M09, vs. R$ 12,608 in 2009. The main factors in this result are:

•                  Revenue from cash investments 59.67% lower, due to the lower volume of cash invested in 2009.

Revenue from consumer penalty payments for arrears on electricity bills was 221.29% higher in 9M09, at R$ 122,646, vs. R$ 101,122 in 9M08. This variation is mainly due to recognition of arrears charges of large industrial consumers recognized in September 2009, where the value of the principal amounts of their accounts was lower than the amount added for the arrears penalty payments themselves.

•                  Lower revenue from monetary updating on the regulatory assets arising from the General Agreement for the Electricity Sector. This revenue in 9M09 was R$ 32,309, compared to R$ 65,582 in 9M08 — basically reflecting the lower value of the regulatory assets in 2009, since a significant part of the regulatory assets previously constituted had been amortized.

•                  Revenue from monetary variation and interest applying to the Deferred Tariff Adjustment 97,37% lower, at R$ 1,802 in 9M09, compared to R$ 68,576 in 9M08. This primarily reflects reduction of the asset between the two periods, as a result of its partial settlement through receipt of amounts in energy accounts.

•                  Net gain on FX variations in 2009, in the amount of R$ 15,221, net of the compensatory effects relating to financial instruments, which compares to a net loss of R$ 24,634 in 2008, arising basically from loans and financings in foreign currency indexed to the US dollar. This result arises principally from the appreciation of the Real against the dollar in 2009, which compares with depreciation in 2008. The Brazilian currency, the Real, appreciated by 23.92% against the US dollar over the period of January through September 2009, which compares with an appreciation of 8.07% in the same period of 2008.

For a breakdown of financial revenues and expenses, please see Explanatory Note 25 to the Quarterly Information.

Income tax and Social Contribution tax

In 9M09 Cemig D posted income tax and Social Contribution expenses totaling R$ 75,456, on profit of R$ 424,383, before tax effects, a percentage of 17.78%. In 9M08 the company posted expenses on income tax and Social Contribution of R$ 280,039, on profit of R$ 995,992, before tax effects, a percentage of 28.12%. The lower expense on income tax and Social Contribution in 9M09 is mainly due to allocation of Interest on Equity in the amount of R$ 113,653 in 2009. The effective rates are reconciled with the nominal rates in Explanatory Note 9 to the Quarterly Information.

Comments on RESULTS in the THIRD QUARTER

INCOME STATEMENTS FOR THE THIRD QUARTERS OF 2009 AND 2008

	Third quarter 2009	Third quarter 2008	Change, %
OPERATIONAL REVENUE
Revenue from retail supply of electricity	2,394,816	2,072,062	15,58
Revenue from use of the network	307,290	359,570	(14.54)
Other operational revenues	27,540	19,902	38.38
Gross operational revenue	2,729,646	2,451,534	11.34
Deductions from operational revenue	(967,965)	(934,463)	3.59
Net operational revenue	1,761,681	1,517,071	16.12

OPERATIONAL COSTS AND EXPENSES
Personnel expenses	(180,367)	(162,335)	11.11
Forluz post-employment obligations	(22,939)	(37,169)	(38.28)
Materials	(21,457)	(16,835)	27.45
Outsourced services	(115,584)	(110,338)	4.75
Electricity bought for resale	(884,355)	(604,773)	46.23
Depreciation and amortization	(79,971)	(79,427)	0.68
Operational provisions	(37,008)	(29,702)	24.60
Charges for the use of the basic transmission grid	(138,320)	(112,448)	23.01
Other expenses, net	(40,779)	(62,314)	(34.56)
	(1,520,780)	(1,215,341)	25.13
Operational profit (loss) before financial revenue (expenses)	240,901	301,730	(20.16)
NET FINANCIAL REVENUE (EXPENSES)	42,960	(35,901)	(219.66)
Profit before income tax and Social Contribution tax	283,861	265,829	6.78
Income tax and Social Contribution tax	(74,421)	(70,900)	4.97
Profit shares	(18,747)	(16,168)	15.95
Net profit for the period	190,693	178,761	6.67

Profit for the quarter

In the third quarter of 2009 (3Q09), Cemig D reported net profit of R$ 190,693, 6.67% higher than the net profit of R$ 178,761 reported for the third quarter of 2008 (3Q08).     The main factor in the variation was financial revenue of R$ 42,960 in 3Q09, compared to financial expenses of R$ 35,901 in 3Q08. There is further comment on the variation in operational expenses on subsequent pages.

Ebitda (method of calculation not reviewed by external auditors)

Cemig D’s Ebitda in the third quarter of 2009 was a significant 15.82% lower than its Ebitda for the third quarter of 2008. Adjusted for the non-recurring items, this percentage reduction was 17.16%

EBITDA - R$ ‘000	3Q09	3Q08	Change, %
Net profit	190,693	178,761	6.67
+ – Income tax and Social Contribution tax	74,421	70,900	4.97
+ Profit shares	18,747	16,168	15.95
– Financial revenues (expenses)	(42,960)	35,901	—
+ Depreciation and amortization	79,971	79,427	0.68
= EBITDA	320,872	381,157	(15.82)
Non-recurring items:
+ The PPD and PDV Voluntary Retirement Programs	6,309	13,794	(54.26)
= ADJUSTED EBITDA	327,181	394,951	(17.16)

The lower Ebitda in 3Q09 than in 3Q08 mainly reflects operational costs and expenses (excluding effects of depreciation and amortization) 26.84% higher, the effect being partially offset by net operational revenues to 16.12% higher. The lower operational performance in 3Q09 than in 3Q08 is reflected in Ebitda margin, which was 18.21% in 3Q09, vs. 25.12% in 3Q08.

Revenue from retail supply of electricity

	MWh (*)			R$
	3Q09	3Q08	Change, %	3Q09	3Q08	Change, %
Residential	1,950,636	1,805,999	8.01	936,914	790,887	18.46
Industrial	1,220,376	1,495,189	(18.38)	453,402	469,207	(3.37)
Commercial, services and others	1,101,849	1,055,230	4.42	500,374	436,444	14.65
Rural	675,052	715,490	(5.65)	166,728	158,458	5.22
Public authorities	176,293	174,645	0.94	78,088	70,643	10.54
Public illumination	262,849	260,607	0.86	68,318	61,222	11.59
Public service	270,005	250,398	7.83	82,872	70,199	18.05
Sub-total	5,657,060	5,757,558	(1.75)	2,286,696	2,057,060	11.16
Own consumption	8,621	8,202	5.11	—	—	—
Subsidy for low-income consumers	—	—	—	50,518	(6,313)	—
Uninvoiced supply — Regulatory asset	—	—	—	—	(12,609)	—
Retail supply not invoiced, net	—	—	—	(8,555)	29,700	—
Effect of the Final Tariff Review	—	—	—	66,157	—	—
	5,665,681	5,765,760	(1.74)	2,394,816	2,067,838	15.81
Transactions in electricity on CCEE	—	—	—	—	4,224	—
Total	5,665,681	5,765,760	(1.74)	2,394,816	2,072,062	15.58

(*) Information in MWh not reviewed by external auditors.

Gross revenue from wholesale supply in 3Q09 was R$ 2,394,816, 15.58% more than in 3Q08 (R$ 2,072,062).

Main factors affecting revenue in 2Q09:

•                  Tariff adjustment on April 8, 2009, with average impact on consumer tariffs of 4.69%.

•                  Reduction in the tariff of Cemig D, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008 (full effect in 2009).

•                  Volume of energy invoiced to final consumers 1.75% lower (this excludes Cemig’s own internal consumption). It can be seen that that the principal component of the reduction was in the industrial consumer category — in which consumption was 18.38% lower year-on-year. On the other hand, as can be seen, the quantity of energy sold to residential consumers was 8.01% higher.

An item contributing to the higher revenue from retail electricity sales was recognition of revenue from the subsidy received from Eletrobrás, in the amount of R$ 50,518, for the discount given on the tariffs charged to low-income consumers.

Revenue from use of the network

This revenue refers to the TUSD — Tariff for Use of the Distribution System — charged to free consumers on the energy sold, principally by Cemig Generation and Transmission (“Cemig GT”). In 3Q09 this revenue was 14.54% lower, at R$ 307,290, than in 3Q08 (R$ 359,570), due to the average tariff approximately 3% lower in 2009 and the lower quantity of transport of energy to Free Consumers, a consequence of the effect on Brazilian industrial production of the slowdown in the world economy.

Non-controllable costs

Differences between the sum of non-controllable costs (known as “CVA”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Complying with an alteration in the Aneel Chart of Accounts, some items are allocated as Deductions from operational revenue.  For more information, please see Explanatory Notes 2 and 7 to the Quarterly Information.

Deductions from operational revenues

	3Q09	3Q08	Change, %
ICMS tax	529,400	510,829	3.64
Cofins tax	200,148	184,816	8.30
PIS and Pasep taxes	43,454	40,125	8.30
ISS value added tax on services	102	119	(14.29)
	773,104	735,889	5.06

Global Reversion Reserve — RGR	18,827	20,767	(9.34)
Energy Efficiency Program — P.E.E.	9,352	7,672	21.90
Energy Development Account — CDE	86,151	73,175	17.73
Fuel Consumption Account — CCC	71,180	89,289	(20.28)
Research and Development — R&D	3,741	3,068	21.94
National Scientific and Technological Development Fund (FNDCT)	3,740	3,069	21.86
Energy System Expansion Research — EPE	1,870	1,534	21.90
	194,861	198,574	(1.87)
	967,965	934,463	3.59

Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC in 3Q09 was R$ 71,180, 20.28% less than in 3Q08 (R$ 89,289). This refers to the costs of operation of the thermal plants in the Brazilian national grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. This is a non-controllable cost: the expense that is deducted from revenue is the amount passed through to the tariff.

Energy Development Account — CDE

The deduction from revenue for the CDE was R$ 86,151 in 3Q09, 17.73% higher than in 3Q08 (R$ 73.175). The payments are specified by an Aneel Resolution. This is a non-controllable cost: the expense recognized in the income statement is the amount passed through to the tariff.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue/expenses) in 3Q09 totaled R$ 1,520,780, 25.13% higher than in 3Q08 (R$ 1,215,341). This mainly reflected an expense on energy purchased for resale 46.23% higher than in 3Q08.

The main year-on-year variations in these expenses were:

Personnel expenses

Personnel expenses in 3Q09, at R$ 180,367, were 11.11% higher than in 3Q08 (R$ 162,335). This is due to the salary increase of 7.26% given to employees in November 2008, and the provision, of R$ 6,309, made in 3Q09 for the PDV Temporary Voluntary Retirement Program. The increase is partially mitigated by the lower number of employees: 7,551 at the end of September 2009, vs. 8,041 at the end of September 2008.

Electricity bought for resale

The expense on this account in the third quarter of 2009 was R$ 884,355, 46.23% higher than the figure of R$ 604,773 for the third quarter of 2008. The difference arises principally from the average tariff for electricity bought in the 2009-10 tariff cycle being 23.86% higher, the Proinfa charges being R$ 17,065 (71.20%) higher than in 3Q08, and the increase in the realization of the CVA account. Realization of the CVA in 3Q9 was R$ 110,332, compared to addition of R$ 3,372 in 3Q08. Energy purchased for resale is a non-controllable cost: the expense recognized in the Income statement corresponds to the actual amount passed through to the tariff.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 22,939 in 3Q08, 38.28% less than in 3Q08 (R$ 37,169). These expenses basically represent interest on the actuarial liabilities of Cemig D, net of the expected return on the pension plans’ assets, as estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made to the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Operational provisions

Expenses on operational provisions in 3Q09 totaled R$ 37,008, 24.60% higher than in 3Q08 (R$ 29,702). This principally reflects a higher provision for doubtful receivables, resulting from the Company’s estimate of a higher probability of losses. The expense recorded on provisions for doubtful receivables in 3Q09 was R$ 39,807, compared to R$ 24,827 in 3Q08.

Outsourced services

The expense on outsourced services in 3Q09 was R$ 115.584, 4.75% higher than in 3Q08 (R$ 110.338), mainly due to higher expenditure on maintenance and conservation of electricity facilities, and meter reading / bill delivery / collection agents, as follows:

•                  The expense on services of maintenance and conservation of electrical facilities and equipment in 3Q09 was R$ 16,673, 31.46% higher than in 3Q08 (R$ 16,673).  This variation arises principally from the prolongation of the rainy season in 2009, with greater demand for corrective maintenance of the system, and also the higher volume of preventive maintenance activities, aiming to reduce accidental outages in the next rainy season.

•                  The expense on collection agents, meter reading and delivery of electricity bills in 9M09 was R$ 30,420, 10.15% more than in 9M08 (R$ 27,618). The increase in this line is the result of upward adjustments in the contracts for meter reading, based on the IGP-M inflation index, and also from the growth in the number of consumers over the period.

Other expenses, net

This expense line in 3Q09 was 34.56% lower year-on-year in 3Q09 — at R$ 40,779, vs. R$ 62,314 in 3Q08. The lower total in 3Q09 is mainly due to the fact that the payment for the TFDR for the year 2009, in the amount of R$ 27,248, was made in April. In 2008 this payment was recognized in the month of July, in the amount of R$ 24,082.

Financial revenues (expenses)

	Third quarter 2009	3Q08	Change, %
FINANCIAL REVENUES
Revenue from cash investments	6,209	21,892	(71.64)
Arrears penalty payments on electricity bills	74,132	22,718	226.31
Monetary updating of CVA	7,548	9,384	(19.57)
Monetary updating on General Agreement for the Electricity Sector	7,840	19,705	(60.21)
Monetary updating — Deferred Tariff Adjustment	—	14,373	—
Adjustment to present value - Debt	—	5,341	—
FX variations	23,449	(27,707)	(184.63)
Other	15,334	5,681	169.92
	134,512	71,387	88.43

FINANCIAL EXPENSES
Charges on loans and financings	(57,102)	(71,448)	(20.08)
Monetary updating of CVA	338	(7,900)	—
Adjustment to present value - Debt	—	(13,118)	—
FX variations	(11,863)	(12,246)	(3.13)
Monetary updating on loans and financings	(1,439)	(10,964)	(86.88)
Losses on financial instruments (Note 26)	(11,885)	17,788	(166.81)
Other	(9,601)	(9,400)	2.14
	(91,552)	(107,288)	(14.67)
	42,960	(35,901)	(219.66)

The main variations in Financial revenues (expenses) between 3Q08 and 3Q09 are:

•                      Revenue from cash investments 71.64% lower, due to the lower volume of cash invested in 2009.

•                      Revenue from penalty payments for arrears on electricity accounts R$ 51,414 higher, mainly on accounts receivable from large consumers, in the amounts of R$ 48,565, recognized in September 2009.

•                  Revenue from monetary updating on amounts receivable under the General Agreement for the Electricity Sector 60.21% lower. This is basically due to the lower value of regulatory assets in 2009, due to a part of the principal regulatory assets previously constituted having been partially amortized.

•                      Lower monetary variation on the Deferred Tariff Adjustment, due to reduction of the underlying asset by receipt of amounts due through clients’ electricity bills.

•                      Monetary variation on loans and financings in Brazilian currency, at R$ 1,439, lower than in 3Q08 (R$ 10,964).  , mainly due to the lower variation in the IGP-M inflation index in 3Q09 than in 3Q08.

•                      Costs of loans and financings 20.08% lower, due to amortizations of debt in 2008 and the lower variation in the CDI rate (the main indexor of contracts) in 2009.

Income tax and Social Contribution tax

Cemig D’s expenses on income tax and the Social Contribution tax in 3Q09 totaled R$ 74,421, on profit of R$ 283,861, before tax effects, a percentage of 26.22%. In 3Q08 the Company’s expenses on income tax and the Social Contribution tax were R$ 70,900, on profit of R$ 265,829, before tax effects — a percentage of 26.67%. The tax benefits arising in the two quarters arising from payment of dividends in the form of Interest on Equity totaled R$ 12,733 in 3Q09 and R$ 13,062 in 3Q08.

*************************

REPORT OF REVIEW BY INDEPENDENT AUDITORS

To

The Board of Directors

Cemig Distribuição S.A.

Belo Horizonte - MG

1.               We have reviewed the Quarterly Financial Information — ITR of Cemig Distribuição S.A. (the Company) for the quarter ended September 30, 2009, comprising the balance sheets, the statements of income, changes in shareholders’ equity and of cash flows, the explanatory notes and management report, which are the responsibility of its management.

2.               Our review was conducted in accordance with the specific rules set forth by the IBRACON — The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council — CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company as to the main criteria adopted in the preparation of the Quarterly Financial Information — ITR; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company.

3.               Based on our review, we are not aware of any material modification that should be made in accounting information included in the Quarterly Financial Information — ITR described above, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information — ITR, including the Instruction CVM Nº 469/08.

4.               As mentioned in Note 2 to the financial information, the accounting practices adopted in Brazil have been changed in 2008 and the effects of the first time adoption were recognized of the Company on the fourth quarter of 2008 and disclosure in the financial statements for the year ended December 31, 2008. The statement of income, changes in shareholders’ equity and cash flow for the quarter ended September 30, 2008, presented in connection with the Quarterly Financial Information — ITR, did not change for comparison purposes, as permitted by Direct Release/CVM/SNC/SEP nº 02/2009 (Ofício Circular).

November 12, 2009

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG058176/O-0

4.                                                               Quarterly Financial Information for the quarter ended September 30, 2009, Cemig Geração e Transmissão S.A.

BALANCE SHEETS

AT SEPTEMBER 30 AND JUNE 30, 2009

ASSETS

R$ ‘000

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
CURRENT
Cash and cash equivalents (Note 3)	1,414,904	1,220,408	1,299,205	1,072,486
Consumers and traders (Note 4)	344,708	423,003	342,249	421,848
Concession holders – transport of energy	69,022	50,127	69,022	50,127
Taxes subject to offsetting (Note 7)	579,136	471,706	577,901	470,780
Traders – Transactions in “Free Energy” (Note 5)	10,120	17,573	10,120	17,573
Tax credits (Note 8)	53,631	38,673	53,631	38,673
Inventories	3,779	4,013	3,739	3,769
Regulatory assets – Tariff Review (Note 6)	82,321	85,732	82,321	85,732
Other credits	148,678	73,514	66,349	65,059
TOTAL, CURRENT	2,706,299	2,384,749	2,504,537	2,226,047

Non-current
Long term assets
Tax credits (Note 8)	43,066	63,716	43,066	63,716
Consumers and traders (Note 4)	46,188	—	46,188	—
Traders – Transactions in “Free Energy” (Note 5)	10,857	4,746	10,857	4,746
Taxes subject to offsetting (Note 7)	9,275	18,427	8,531	18,158
Deposits linked to legal actions	72,375	65,092	72,375	65,092
Receivable from related parties (Note 24)	14,030	12,699	12,688	12,699
Regulatory assets – Tariff Review (Note 6)	54,067	72,358	54,067	72,358
Other credits	17,845	19,898	8,069	9,770
	267,703	256,936	255,841	246,539

Investments (Note 9)	1,079,952	1,074,017	1,406,082	1,147,372
Fixed assets (Note 10)	5,200,763	4,876,435	4,584,333	4,595,379
Intangible (Note 11)	126,042	17,492	14,682	14,699
TOTAL, NON-CURRENT	6,674,460	6,224,880	6,260,938	6,003,989
TOTAL ASSETS	9,380,759	8,609,629	8,765,475	8,230,036

The Explanatory Notes are an integral part of the Quarterly Information.

BALANCE SHEETS

ON SEPTEMBER 30 AND JUNE 30, 2009

LIABILITIES

R$ ‘000

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
CURRENT
Loans and financings (Note 14)	531,182	464,402	522,977	460,870
Debentures (Note 14)	412,801	397,483	412,801	397,483
Suppliers (Note 12)	115,094	96,295	83,387	78,543
Taxes, charges and contributions (Note 13)	492,522	360,349	490,725	359,178
Interest on Equity, and dividends, payable	198,058	153,302	198,058	153,302
Salaries and mandatory charges on payroll	78,224	82,322	77,733	81,949
Regulatory charges (Note 15)	83,585	80,643	83,585	80,643
Profit shares	17,187	11,463	17,187	11,463
Debt to related parties (Note 24)	30,741	15,723	34,603	15,723
Post-employment obligations (Note 16)	18,757	18,652	18,757	18,652
Provision for losses on financial instruments (Note 25)	54,069	62,359	54,069	62,359
Other obligations	39,768	31,246	37,833	30,263
TOTAL, CURRENT	2,071,988	1,774,239	2,031,715	1,750,428

NON-CURRENT
Loans and financings (Note 14)	2,089,081	1,902,855	1,677,377	1,705,053
Debentures (Note 14)	432,497	428,253	274,794	273,750
Contingency provisions (Note 17)	9,310	8,495	9,310	8,495
Post-employment obligations (Note 16)	251,456	254,524	251,456	254,524
Taxes, charges and contributions (Note 13)	149,346	136,828	149,346	136,828
Regulatory charges (Note 15)	9,786	6,652	9,786	6,652
Other obligations	42,508	39,142	36,904	35,665
TOTAL, NON-CURRENT	2,983,984	2,776,749	2,408,973	2,420,967

STOCKHOLDERS’ EQUITY (Note 18)
Registered capital	2,896,785	2,896,785	2,896,785	2,896,785
Profit reserves	584,354	584,354	584,354	584,354
Retained earnings	843,648	577,502	843,648	577,502
TOTAL STOCKHOLDERS’ EQUITY	4,324,787	4,058,641	4,324,787	4,058,641
TOTAL LIABILITIES	9,380,759	8,609,629	8,765,475	8,230,036

The Explanatory Notes are an integral part of the Quarterly Information.

INCOME STATEMENT

FOR THE PERIODS OF NINE MONTHS ENDING SETEMBER 30, 2009 AND 2008

(R$ ‘000, expect net profit per thousand shares)

	Consolidated	Holding company	Consolidated and Holding company
	09/30/2009	09/30/2009	09/30/2008
OPERATIONAL REVENUE
Gross revenue from supply of electricity (Note 19)	2,631,903	2,621,283	2,331,881
Revenue from use of the grid (Note 20)	636,403	636,403	461,784
Other operational revenues	16,951	16,951	23,405
	3,285,257	3,274,637	2,817,070
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 21)	(661,085)	(659,250)	(627,188)
NET OPERATIONAL REVENUE	2,624,172	2,615,387	2,189,882
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY (Note 22)
Charges for the use of the basic transmission grid	(208,356)	(208,356)	(200,945)
Electricity bought for resale	(116,716)	(116,227)	399
	(325,072)	(324,583)	(200,546)
COST OF OPERATION (Note 22)
Personnel and managers	(160,975)	(160,942)	(162,159)
Post-employment obligations	(15,092)	(15,092)	(30,536)
Materials	(9,620)	(9,582)	(9,944)
Raw materials and inputs for generation	(4,070)	(4,070)	(65,185)
Outsourced services	(65,325)	(65,003)	(58,780)
Depreciation and amortization	(169,369)	(168,612)	(167,047)
Provisions (reversals) for operational losses	(860)	(860)	1,013
Royalties for use of water resources	(105,163)	(105,163)	(94,888)
Other costs of operation	(23,786)	(23,506)	(29,837)
	(554,260)	(552,830)	(617,363)

TOTAL COST	(879,332)	(877,413)	(817,909)

GROSS PROFIT	1,744,840	1,737,974	1,371,973

OPERATIONAL EXPENSES (Note 22)
General and administrative expenses	(114,286)	(112,855)	(53,511)
Selling expenses	(289)	(52)	—
Other operational expenses	(14,677)	(14,573)	(21,898)
	(129,252)	(127,480)	(75,409)
PROFIT FROM THE SERVICE (OPERATIONAL PROFIT BEFORE EQUITY GAINS/LOSSES AND FINANCIAL REVENUES/EXPENSES)	1,615,588	1,610,494	1,296,564
Equity gain (loss) from subsidiaries	—	(263)	—
Net financial expenses (Note 23)	(147,934)	(142,979)	(179,749)
PROFIT BEFORE TAXATION AND PROFIT SHARES	1,467,654	1,467,252	1,116,815

Income tax and Social Contribution tax (Note 8 b)	(393,773)	(393,371)	(343,764)
Deferred income tax and Social Contribution tax (Note 8 b)	(48,085)	(48,085)	18,686
Employees’ and managers’ profit shares	(21,947)	(21,947)	(14,760)
Net profit for the period	1,003,849	1,003,849	776,977
NET PROFIT PER THOUSAND SHARES, R$		346.54	268.22

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THIRD QUARTER OF 2009 AND FIRST NINE MONTHS OF 2009 (‘9M09’)

(In R$ ‘000, expect for dividends and Interest on Equity per thousand shares)

	Registered capital	Profit reserves	Retained earnings	Total
BALANCES AT DECEMBER 31, 2008	2,896,785	584,354	—	3,481,139

Net profit for the period			1,003,849	1,003,849
Prior years adjustment			(411)	(411)
Allocation of profit Interest on Equity (Note 18)			(159,790)	(159,790)
BALANCES ON SEPTEMBER 30, 2009	2,896,785	584,354	843,648	4,324,787

	Registered capital	Profit reserves	Retained earnings	Total
BALANCES ON JUNE 30, 2009	2,896,785	584,354	577,502	4,058,641

Net profit for the period			319,211	319,211
Prior years adjustment			(411)	(411)
Allocation of profit Interest on Equity (Note 18)			(52,654)	(52,654)
BALANCES ON SEPTEMBER 30, 2009	2,896,785	584,354	843,648	4,324,787

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDING SEPTEMBER 30, 2009 AND 2008

R$ ‘000

	CONSOLIDATED		HOLDING COMPANY
	09/30/2009	09/30/2008	09/30/2009	09/30/2008
FROM OPERATIONS
Net profit for the period	1,003,849	776,977	1,003,849	776,977
Expenses (Revenues) not affecting Cash and cash equivalents
Depreciation and amortization	169,904	167,245	168,838	167,245
Net write-offs of fixed assets	2,541	2,617	2,541	2,617
Equity gains (losses) in subsidiaries	—	—	263	—
Interest and Monetary updating – Non-current	10,877	36,775	4,086	35,949
Regulatory asset – Transmission tariff review	(136,657)	—	(136,657)	—
Deferred federal taxes	48,085	(18,686)	48,085	(18,686)
Provisions (reversals) for operational losses	911	(498)	911	(498)
Provisions for losses on “Free Energy” transactions	(7,915)	18,345	(7,915)	18,346
Provision for losses on financial instruments	37,486	16,128	37,486	16,128
Post-employment obligations	21,999	36,013	21,999	36,013
Others	(21)	(66)	(412)	(66)
	1,151,059	1,034,850	1,143,074	1,034,025

(Increase) reduction of assets
Consumers and traders	(33,037)	(31,772)	(31,530)	(31,772)
Traders – Transactions in “Free Energy”	3,317	11,879	3,317	11,879
Taxes offsetable	(295,983)	(360,758)	(295,089)	(360,060)
Transport of electricity	(18,836)	(6,228)	(18,836)	(6,228)
Tax credits on	(40,318)	136,118	(40,318)	136,118
Payments into Court	(22,842)	(15,229)	(22,842)	(8,258)
Others	(11,460)	(51,917)	(5,688)	(56,799)
	(419,159)	(317,907)	(410,986)	(315,120)

Increase (reduction) of liabilities
Suppliers	(49,004)	(152,197)	(42,055)	(153,159)
Taxes and Social Contribution tax	480,107	229,187	479,222	229,016
Salaries and mandatory charges on payroll	13,739	(1,458)	13,301	(1,412)
Regulatory charges	(5,343)	7,995	(5,343)	7,995
Loans and financings	85,313	145,193	70,878	145,193
Post-employment obligations	(30,374)	(30,996)	(30,374)	(30,996)
Losses on financial instruments	1,884	(10,433)	1,884	(10,433)
Others	(12,887)	(8,859)	8,204	(18,943)
	483,435	178,432	495,717	167,261

CASH GENERATED BY OPERATIONS	1,215,335	895,375	1,227,805	886,166

FINANCING ACTIVITIES
Financings obtained	449,105	26,418	127,605	—
Payments of loans and financings	(21,500)	(245,825)	(20,074)	(245,825)
Interest on Equity, and dividends	(500,775)	(118,519)	(500,775)	(118,519)
NET CASH USED IN FINANCING ACTIVITIES	73,170	(337,926)	(393,244)	(364,344)

INVESTMENT ACTIVITIES
In investments	(5,175)	(65,947)	(294,038)	(69,589)
In fixed assets	(378,412)	(84,875)	(91,397)	(47,901)
Aquisição das Eólicas	(201,380)	—	—	—
No Intangível	(4,392)	—	(2,133)	—
Special Obligations – Consumer contributions	—	41	—	41
CASH USED IN INVESTMENT ACTIVITIES	(589,359)	(150,781)	(387,568)	(117,449)

NET CHANGE IN CASH POSITION	552,806	406,668	446,992	404,373

STATEMENT OF CHANGES IN CASH POSITION
At start of period	862,097	916,288	852,213	907,116
At end of period	1,414,904	1,322,956	1,299,205	1,311,489
	552,806	406,668	446,992	404,373

The Explanatory Notes are an integral part of the Quarterly Information.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

ON SEPTEMBER 30, 2009

(R$ ‘000, except where otherwise stated)

1) — OPERATIONAL CONTEXT

Cemig Geração e Transmissão S.A. (“Cemig GT”, or “the Company”) is a Brazilian corporation registered with the Brazilian Securities Commission (CVM) for listing, and a wholly-owned subsidiary of Companhia Energética de Minas Gerais – Cemig (“Cemig”). It was created on September 8, 2004, which started operations on January 1, 2005, as a result of the process of segregation (“unbundling”) of Cemig’s activities. Its shares are not traded on any exchange.

Cemig GT’s objects are:

a)  to study, plan, project, build and commercially operate systems of generation, transmission and sale of electricity and related services for which concessions are granted, under any form of law, to it or to companies of which it maintains stockholding control;

b)  to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation;

c)  to provide consultancy services within its field of operation to companies in and outside Brazil;

d)  to carry out activities directly or indirectly related to its objects.

Cemig GT has 46 power plants, of which 43 are hydroelectric, one is a wind power plant and two are thermal plants; and transmission lines, most of which are part of the Brazilian national generation and transmission grid system.

The company has stockholdings in the following subsidiaries:

•     Hidrelétrica Cachoeirão S.A. (jointly controlled – stake 49.00%): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais, with installed capacity of 27MW (not reviewed by external auditors). The plant began operating in 2009.

•     Central Eólica Praias de Parajuru S.A. (jointly controlled – stake 49.00%): Production and sale of electricity at the Praias de Parajuru Wind Farm in the municipality of Beberibe in the state of Ceará, Northern Brazil, with installed capacity of 28.8MW (information not reviewed by external auditors). The plant began operating in August 2009.

•     Baguari Energia S.A. (jointly controlled, 69.39% stake): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through its participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), with installed capacity of 140MW (information not reviewed by external auditors), on the Doce River in Governador Valadares, Minas Gerais State.  The plant’s first unit began operating in September 2009. The second unit is planned to start operating in December 2009 and the third in February 2010.

Subsidiaries at pre-operational stage:

•     Guanhães Energia S.A. (jointly controlled, 49.00% stake): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis. The plants are scheduled to start operating in August, 2011, and will have total installed capacity of 44MW (information not reviewed by external auditors).

•                  Cemig Baguari Energia S.A. (subsidiary, 100.00% stake): Production and sale of electricity as an independent producer in future projects.

•                  Madeira Energia S.A. (jointly controlled, 10.00% stake): Implementation, construction, operation and commercial operation of the Santo Antônio Hydroelectric Plant in the Madeira river basin, in the State of Rondônia, with power of 3,150 MW (information not reviewed by external auditors) and commercial startup scheduled for 2012.

•                  Hidrelétrica Pipoca S.A. (jointly controlled, 49.00% stake): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant, with installed capacity of 20MW (information not reviewed by external auditors), located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais.  Operational startup is scheduled for April 2010.

•                  Empresa Brasileira de Transmissão de Energia (“EBTE”) (jointly-controlled, 49.00% stake): Holder of a public electricity transmission concession for transmission lines in the state of Mato Grosso.  Operational startup is scheduled for June 2010.

•                  Central Eólica Volta do Rio S.A. (jointly controlled, stake 49.00%): Production and sale of electricity at the Volta do Rio Wind Farm in the municipality of Aracaju in the state of Ceará, Northern Brazil, with installed capacity of 42MW (information not reviewed by external auditors). Operational startup is planned for the end of 2009.

•                  Central Eólica Praia do Morgado S.A. (jointly controlled — stake 49.00%): Production and sale of electricity at the Praia do Morgado Wind Farm in the municipality of Aracaju in the state of Ceará, Northern Brazil, with installed capacity of 79.2MW (information not reviewed by external auditors). The plant is planned to startup operating by the end of 2009.

2) — PRESENTATION OF THE QUARTERLY INFORMATION

2.1) — Presentation of the Quarterly Information

The Quarterly Information (ITR), both for the holding company, and the consolidated information, was prepared according to Brazilian accounting practices, comprising: the Brazilian Corporate Law; the statements, orientations and interpretations issued by the Brazilian Accounting Statements Committee; rules of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of Brazilian electricity concessions, issued by the Brazilian National Electricity Agency, Aneel.

This Quarterly Information (ITR) has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual financial statements at December 31, 2008. Hence this Quarterly Information should be read in conjunction with those annual financial statements.

2.2)         Change in the Brazilian Corporate Law

Law 11638/07 altered, repealed and created new provisions in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of Accounting Statements. Among other aspects, these changed the criterion for recognition and valuation of assets and liabilities. These changes, in effect from January 1, 2008, aim to increase the transparency of the accounting statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to convergence with international financial reporting standards (IFRS).

Law 11638/07, and Provisional Measure 449/08 (which was converted into Law 11941 of May 27, 2009) changed Law 6404/76 in aspects related to the preparation and disclosure of financial statements.

It was in the preparation of its financial statements for 2008 that the Company first adopted the changes to the Corporate Law introduced by Law 11638/28, approved on December 28, 2007, as amended by Provisional Measure 449 of December 3, 2008.

2.3) — Consolidated Quarterly Information

The consolidated quarterly information at September 30, 2009 includes the information of Cemig GT and of the subsidiaries mentioned in Explanatory Note 1.

The accounting policies were applied uniformly in all the companies consolidated, and consistently with those used in the previous period.

The companies with shared control were consolidated proportionately in accordance with the percentage interest held. Thus, each line of the Quarterly Information was consolidated after the application of the percentage interest held. Consequently, there is no line separate line for minority interests.

In the process of consolidation the following were eliminated: (i) the holding company’s interests in the Stockholders’ equity of the controlled companies; (ii) equity gains arising from subsidiaries; (iii) balances of assets and liabilities between the consolidated companies; and (iv) balances of revenues and expenses arising from transactions between the companies.

The dates of the financial statements of the investee companies used for calculation of equity gains (losses) and consolidation coincide with those of the holding company.

3) — CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009

Bank accounts	9,621	56,245	6,387	11,869
Cash investments
Bank certificates of deposit	1,363,261	1,121,616	1,250,873	1,018,786
Treasury Financial Notes (LFTs)	32,517	26,341	32,517	26,341
National Treasury Notes (LTNs)	6,394	10,705	6,394	10,705
Others	3,111	5,501	3,034	4,785
	1,405,283	1,164,163	1,292,818	1,060,617
	1,414,904	1,220,408	1,299,205	1,072,486

Cash investments consist of transactions carried out with Brazilian financial institutions. These transactions are contracted on normal market conditions and at normal market rates. They have high liquidity, are promptly convertible into a known amount of cash, and are subject to an insignificant risk of change in value.

These financial investments are, substantially, bank certificates of deposit and fixed income funds, remunerated, substantially, by the variation on CDIs (interbank certificates of deposit), at returns varying from 101.00% to 103.00% of the CDI rate.

4) — CONSUMERS AND TRADERS

	Balances not	Up to 90 days	Over 90 days past	Total
Consumer type	yet due	past due	due	09/30/2009	06/30/2009
Holding company
Industrial	132,211	12,232	55,639	200,082	200,120
Wholesale supply to other concession holders	175,292	106	13,788	189,186	222,559
Provision for doubtful receivables	—	—	(831)	(831)	(831)
	307,503	12,338	68,596	388,437	421,848
Subsidiaries
Industrial	1,134	—	—	1,134	1,135
Wholesale supply to other concession holders	1,325	—	—	1,325	20
	2,459	—	—	2,459	1,155
Total, consolidated	309,962	12,338	68,596	390,896	423,003

Current				344,708	423,003

Non-current				46,188	—

The Company makes provisions for doubtful receivables through individual analysis of clients’ outstanding balances, taking into account the history of default, negotiations in progress and the existence of any real guarantees.

The Provision for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets.

Credits receivable from an industrial consumer in the amount of R$ 46,188, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan (put in place by Ministerial Order 045 of 1986), are recorded in the accounts. The Company expects that the amounts mentioned will be received in full.

5) — TRADERS — TRANSACTIONS IN “FREE ENERGY”

Cemig GT’s obligations and rights in relation to the transactions in “free energy” in the Electricity Trading Chamber (now “CCEE”, formerly “MAE”) during the Rationing Program are as follows:

	Consolidated and Holding company
	09/30/2009	06/30/2009
ASSETS
Amounts to be received from distributors	39,180	40,132
Provision for losses in realization	(18,203)	(17,813)
	20,977	22,319

Current	10,120	17,573
Non-current	10,857	4,746

The amounts to be received in Assets refer to the difference between the prices paid by the Company in the transactions in energy on the CCEE (formerly the MAE), during the period when the Rationing Program was in force, and the amount of R$ 49.26/MWh. This difference is to be reimbursed through the amounts raised by means of the RTE, as defined in the General Agreement for the Electricity Sector.

In accordance with Aneel Resolution 36 of January 29, 2003, the electricity distributors have since March 2003 raised the amounts obtained monthly by means of the RTE and passed them through to the generators and distributors who have amounts to be received, among which the Company is included.

The rights of Cemig GT are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions on the CCEE/MAE, may result in changes in the amounts recorded.

Provision for losses in realization

The provision currently constituted, of R$ 18,203, represents the losses that are expected as a result of the period of receipt of the RTE from the distributors that are still passing through funds to the Company not being sufficient for full pass-through of the amounts owed.

6) — THE REVIEW OF THE TRANSMISSION TARIFF

Cemig GT’s first Tariff Review was approved by the Council of Aneel on June 17, 2009. In it Aneel set the percentage for repositioning of the Company’s Permitted Annual Revenue (RAP) at 5.35%, backdated to 2005.

The Council also established a financial component of R$ 158,090 to be paid to the Company through the “Adjustment Portion” (“PA”) in 24 months. This amount arises from the backdated effects of the tariff repositioning over the period from July 1, 2005 to June 30, 2009. The first installment, of R$ 85,732, was incorporated into the adjustment for the 2009–10 cycle, and the second portion, of R$ 72,358, will be compensated in the 2010–11 adjustment.

As and when amounts of the “Adjustment Portion” are received through the tariff, the Company transfers the corresponding amount records in Assets to the Income statement.  The record of accounting of the “Adjustment Portion” is as follows:

Full breakdown of the “Adjustment Portion”

	Balance on 06/30/2009	Monetary updating	Amortization	Balance on 09/30/2009
Basic grid	128,823	(226)	(17,037)	111,560
Frontier	13,899	(13)	(2,633)	11,253
Other Transmission Facilities (“DIT”)	15,368	(30)	(1,763)	13,575
	158,090	(269)	(21,433)	136,388

Current				82,321
Non-current				54,067

As specified in the Company’s concession contract, the calculation of the revision was made on the base of the whole of the Company’s transmission assets, and not only on the assets relating to the new facilities.

7) — TAXES SUBJECT TO OFFSETTING

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
Current
ICMS tax recoverable	41,379	31,320	40,528	30,471
Income tax	398,596	319,376	398,321	319,300
Social Contribution tax	125,216	107,051	125,216	107,050
Pasep tax	2,241	2,183	2,241	2,183
Cofins tax	10,243	9,975	10,243	9,975
Others	1,461	1,801	1,352	1,801
	579,136	471,706	577,901	470,780
Non-current
ICMS tax recoverable	8,531	18,158	8,531	18,158
Income tax	744	269	—	—
	9,275	18,427	8,531	18,158
	588,411	490,133	586,432	488,938

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2009, which will be offset by federal taxes payable to be calculated for the year 2009, posted in Taxes and contributions.

The credits of ICMS recoverable arise from acquisitions of fixed assets, and can be used for offsetting over 48 months.

The Company has filed a consultation with the Minas Gerais State Tax Department for clarification of questions related to the use of part of the ICMS credits recorded in current and non-current assets. The response is awaited in the fourth quarter of 2009, when their offsetting will be commenced. Transfer to current liabilities was made according to values that should already be made in the CIAP and to be performed until September 2010.

8) — TAX CREDITS

a) Deferred income tax and Social Contribution tax:

The company has recorded credits of income tax, constituted at the rate of 25.00%, and Social Contribution tax, at the rate of 9.00%, as follows:

	Consolidated and Holding company
	09/30/2009	06/30/2009
Tax credits on temporary differences:
Provision for losses in realization of “Free Energy” amounts receivable	6,189	6,056
Post-employment obligations	21,243	21,202
Provision for Pasep and Cofins taxes – Extraordinary Tariff Recomposition	5,249	5,960
Provision for doubtful receivables	273	273
Transactions in “Free Energy”	—	4,130
Financial instruments	19,398	22,644
FX variation	35,343	35,343
Contingencies	3,165	2,889
Others	5,837	3,892
	96,697	102,389

Current assets	53,631	38,673
Non-current assets	43,066	63,716

At its meeting on February 12, 2009, the Board of Directors approved the technical study prepared by the CFO’s department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study was also submitted to examination by Cemig’s Audit Board on February 5, 2009.

In accordance with the Company’s estimates, future taxable profits enable the deferred tax asset existing on September 30, 2009 to be realized as follows:

Consolidated and Holding company
2009	19,535
2010	45,462
2011	6,529
2012	10,158
2013	3,964
2014 to 2016	7,225
2017 to 2018	3,824
96,697

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution tax (rate 9%) with the actual expense shown in the Income statement is as follows:

	Consolidated	Holding company
	09/30/2009	09/30/2009	09/30/2008
Profit before income tax and Social Contribution tax	1,467,654	1,467,252	1,116,815
Income tax and Social Contribution – nominal expense	(499,003)	(498,866)	(379,717)
Tax effects applicable to:
Interest on Equity	54,329	54,329	47,262
Employees’ profit shares	7,462	7,462	5,018
Tax incentive amounts	8,903	8,903	4,285
Equity gain (loss) from subsidiaries	(89)	(89)	—
Non-deductible contributions and donations	(1,796)	(1,796)	—
Adjustment in income tax and Social Contribution – previous business year	(11,423)	(11,423)	—
Tax credits not recognized	384	384	—
Others	(625)	(360)	(1,926)
Income tax and Social Contribution tax	(441,858)	(441,456)	(325,078)

c) Transition taxation regime

Provisional Measure 449/2008, of December 3, 2008, converted into Law 11941 of 2009, instituted the Transition Tax Regime (RTT), which aims to neutralize the impacts of the new accounting methods and criteria introduced by Law 11638/07, in calculation of the taxable amounts for federal taxes.

Application of the RTT is optional for the years 2008 and 2009, and obligatory starting in 2010, for corporate entities subject to Corporate Income Tax, in accordance with the systems of both tax reporting methods: the “Real Profit” and the “Presumed Profit” reporting methods.

The Company opted for adoption of the RTT in the 2009 corporate tax return — for calendar year 2008 — and additionally will have until November 30, 2009 to prepare the Transition Accounting Tax Monitoring (“FCONT”) created by Normative Instruction 949/2009 of the Brazilian Federal tax authority (Receita Federal).

9) — INVESTMENTS

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
In subsidiary and jointly controlled companies
Hidrelétrica Cachoeirão S.A.	—	—	21,577	20,337
Guanhães Energia S.A.	—	—	9,608	9,608
Hidrelétrica Pipoca S.A.	—	—	18,411	19,086
Cemig Baguari Energia S.A.	—	—	21	1
Madeira Energia S.A.	—	—	—	10
Baguari Energia S.A.	—	—	174,049	164,242
EBTE	—	—	53,900	24,306
Central Eólica Praias de Parajuru S.A.	—	—	34,166	—
Central Eólica Volta do Rio S.A.	—	—	57,173	—
Central Eólica Praias de Morgado S.A.	—	—	25,844	—
In consortia	1,076,668	1,072,284	902,626	908,049
Goodwill on acquisition of the stake in Praias de Parajuru	—	—	31,051	—
Goodwill on acquisition of the stake in Volta do Rio	—	—	30,692	—
Goodwill on acquisition of the stake in Praias de Morgado	—	—	43,680	—
Others	3,284	1,733	3,284	1,733
	1,079,952	1,074,017	1,406,082	1,147,372

a)                  Goodwill on the acquisition of stakes in wind farms in 2009

The goodwill on the acquisition of the electricity companies: Central Eólica Praias de Parajuru S.A., Central Eólica Praias de Morgado S.A. and Central Eólica Volta do Rio S.A., corresponding  to the difference between the  amount paid and the accounting value of the stake in the stockholders’ equity of the jointly-controlled subsidiaries arises from added value of the concession as a function of its commercial operation in the period specified by the regulator. The goodwill will be amortized over the remaining period of validity of the concessions.

The net consolidated assets acquired of the Wind power companies at August 14, 2009 are as follows:

	Morgado	Parajuru	Volta do Rio	Total
ASSETS
Currant assets	7,128	7,257	86,527	100,912
Property, plant and equipment	81,067	88,254	71,033	240,354
Other assets	1,503	177	—	1,680
TOTAL ASSETS	89,698	95,688	157,560	342,946

LIABILITIES
Current liabilities	1,449	6,024	12,606	20,079
Long-term financing	62,007	55,281	86,167	203,455
Other long-term liabilities	343	—	1,500	1,843
TOTAL LIABILITIES	63,799	61,305	100,273	225,377

NET CONSOLIDATED ASSETS	25,899	34,383	57,287	117,569

Total purchase price with goodwill	25,899	34,383	57,287	117,569
Goodwill in the acquisition	43,843	31,163	30,808	105,814
Total purchase price	69,742	65,546	88,095	223,383

Cash and Cash equivalents	(4,781)	(4,007)	(13,216)	(22,004)

Cash flow less cash acquisiton of subsidiary	64,961	61,540	74,879	201,380

Consortia

The Company participates in consortia to operate electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession, the controls being maintained in the books of account of Cemig GT, of the specific portion equivalent to the investments made, as follows:

	Stake in the energy generated	Average annual depreciation rate %	09/30/2009	06/30/2009

In service
Porto Estrela Plant	33.33%	2.48	38,625	38,625
Igarapava Plant	14.50%	2.58	55,554	55,554
FuniI Plant	49.00%	2.40	181,595	181,595
Queimado Plant	82.50%	2.45	206,724	193,599
Aimorés Plant	49.00%	2.50	549,538	549,538
Accumulated depreciation			(131,476)	(124,859)
Total, in operation			900,560	894,052

In progress
Queimado Plant	82.50%		—	13,125
FuniI Plant	49.00%		1,008	872
Aimorés Plant	49.00%		1,058	—
Total, in progress			2,066	13,997

Total, consortia – Holding company			902,626	908,049

Usina de Baguari – under construction	34.00%		174,042	164,235

Total, consortia – Consolidated			1,076,668	1,072,284

The depreciation of the goods contained in the property, plant and equipment of the consortia is calculated by the linear method, based on rates established by Aneel.

The main information on the investees is as follows:

		On September 30, 2009
Jointly-controlled subsidiaries	Number of shares	Stake %	Paid-up capital	Stockholders’ equity

Hidrelétrica Cachoeirão S.A.	35,000,000	49.00	35,000	44,036
Guanhães Energia S.A.	52,000,000	49.00	19,608	20,687
Hidrelétrica Pipoca S.A.	35,382,415	49.00	39,055	38,214
Madeira Energia S.A.	100,000	10.00	100	100
Cemig Baguari Energia S.A.	1,000	100.00	1	21
Baguari Energia S.A.	1,000,000	69.39	10	250,835
Empresa Brasileira de Transmissão de Energia S. A.	49,604,465	49.00	109,999	109,999
Central Eólica Praias de Parajuru S.A.	70,560,000	49.00	70,560	70,560
Central Eólica Volta do Rio S.A.	117,230,000	49.00	117,230	117,242
Central Eólica Praias de Morgado S.A.	52,960,000	49.00	52,960	52,960

New acquisitions

Acquisition of 65.85% of Terna Participações S.A.

On April 23, 2009 Cemig GT acquired, from Terna S.p.A., 65.85% of Terna Participações S.A., a holding company operating in electricity transmission, with a presence in 11 of Brazil’s States, for R$ 2.15 billion.  The holding company controls a total of six companies, which operate a total of more than 3,750 km of transmission lines.

On August 5, 2009 Cemig’s Board of Directors approved, as an alternative to acquisition of all of the shares of Terna Participações S.A. (“Terna”) held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), as specified as optional under the Share Purchase Agreement signed on that date between Cemig GT and Terna S.p.A., the possibility of reduction of the final stockholding interest to be held by Cemig GT in Terna, in that acquisition, to a minimum level of 50% less 1 (one) of the common shares in Terna, and, as to the preferred shares, to a minimum representing the percentage realized by the Public Offer to purchase the shares of the minority stockholders in that company, through a partnership to be constituted with Fundo de Investimentos em Participação Coliseu (FIP Coliseu), if it becomes possible for all the units of this FIP (Equity Investment Fund), necessary for the said acquisition, to be subscribed.

On October 19, 2009 Cemig GT published its announcement of completion of the public distribution of units of the First Issue by FIP Coliseu, structured by Banco Modal S.A., in the total amount of R$ 1,330,000. This amount was sufficient for this fund to acquire 51% of the common shares of Terna Participações S.A. (“Terna”). A meeting of the Board of Directors has been scheduled to decide on the contractual instruments that will regulate the Company’s partnership with FIP Coliseu in the acquisition of 100% of the shares of Terna held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), Subject of the Share Purchase Agreement signed on April 23, 2009 between Cemig GT and Terna S.p.A. as announced on that date.

On November 3, 2009 that Share Purchase Agreement signed with Terna S.p.A. was settled with payment and transfer of the shares owned by Terna to Transmissora do Atlântico de Energia Elétrica S.A. – Taesa, in which Cemig GT holds 49% of the registered capital. The purchase was of 173,527,113 common shares, representing approximately 65.85% of the total capital of Terna.

The stockholders of Taesa are Cemig GT and Fundo de Investimentos em Participações Coliseu. On a date to be announced, Taesa will make a public offer for acquisition of the shares of Terna in circulation, to ensure that the other stockholders of Terna receive the same treatment given to Terna S.p.A.

10) — FIXED ASSETS

	09/30/2009			06/30/2009
	Historic cost	Accumulated depreciation	Net value	Net value
In service	8,090,965	(3,731,613)	4,359,352	4,405,048
- Generation	6,728,932	(3,009,361)	3,719,571	3,757,199
Land	195,715	—	195,715	195,552
Reservoirs, dams and water courses	3,672,137	(1,424,455)	2,247,682	2,266,813
Buildings, works and improvements	781,019	(364,833)	416,186	421,034
Machinery and equipment	2,075,359	(1,215,798)	859,561	873,418
Vehicles	2,164	(1,873)	291	259
Furniture and utensils	2,538	(2,402)	136	123
- Transmission	1,299,025	(682,703)	616,322	624,429
Land	2,138	—	2,138	2,138
Buildings, works and improvements	106,549	(59,897)	46,652	47,577
Machinery and equipment	1,189,166	(621,849)	567,317	574,515
Vehicles	175	(134)	41	45
Furniture and utensils	997	(823)	174	154
- Administration	63,008	(39,549)	23,459	23,420
Land	458	—	458	621
Buildings, works and improvements	13,760	(7,457)	6,303	6,524
Machinery and equipment	34,991	(22,479)	12,512	11,612
Vehicles	10,829	(6,739)	4,090	4,585
Furniture and utensils	2,970	(2,874)	96	78

In progress	232,905	—	232,905	198,255
- Generation	117,795	—	117,795	109,226
- Transmission	85,608	—	85,608	69,309
- Administration	29,502	—	29,502	19,720

Total fixed assets	8,323,870	(3,731,613)	4,592,257	4,603,303
“Special Obligations” linked to the concession	(7,924)	—	(7,924)	(7,924)
Net fixed assets – Holding company	8,315,946	(3,731,613)	4,584,333	4,595,379

In service – Subsidiaries	144,794	(1,283)	143,511	48,831
- Generation	144,768	(1,282)	143,486	48,813
- Administration	26	(1)	25	18

In progress – Subsidiaries	472,919	—	472,919	232,225
- Generation	422,813	—	422,813	211,076
- Transmission	48,083	—	48,083	19,688
- Administration	2,023	—	2,023	1,461

Net fixed assets – Consolidated	8,933,659	(3,732,896)	5,200,763	4,876,435

“Special Obligations linked to the Concession” refers basically to contributions by consumers for carrying out of works necessary to meet requests for supply of electricity.

11) – INTANGIBLE

	09/30/2009			06/30/2009
	Historic cost	Accumulated depreciation	Net value	Net value
In service	30,456	(20,849)	9,607	9,984
- Generation	2,381	(955)	1,426	1,542
- Transmission	9,661	(2,681)	6,980	7,081
- Administration	18,414	(17,213)	1,201	1,361

In progress	5,075	—	5,075	4,715
- Generation	1,188	—	1,188	1,089
- Transmission	1,469	—	1,469	1,373
- Administration	2,418	—	2,418	2,253

intangible, net – Holding company	35,531	(20,849)	14,682	14,699

In service	34,779	(118)	34,661	37
- Generation	34,769	(117)	34,652	28
- Administration	10	(1)	9	9

In progress	76,699	—	76,699	2,756
- Generation	76,699	—	76,699	2,756

Net intangible assets – Consolidated	147,009	(20,967)	126,042	17,492

12)          SUPPLIERS

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
Current
Wholesale supply and transport of electricity -
Purchase of “Free Energy” during the rationing period	—	12,148	—	12,148
União Com. de Energia Elétrica	7,101	7,101	7,101	7,101
Cemig D	4,925	6,727	4,925	6,727
CHESF – Cia. Hidroelétrica do São Francisco	2,879	2,934	2,879	2,934
CTEEP – Cia. Trans. Energia Elétrica Paulista	3,143	3,278	3,143	3,278
Eletronorte – Centrais Elétricas do Norte do Brasil	2,049	2,149	2,049	2,149
Eletrosul – Centrais Elétricas do Sul	1,993	2,209	1,993	2,209
Other generators and distributors	29,871	25,864	28,978	25,864
	51,961	62,410	51,068	62,410
Materials and services	63,133	33,885	32,319	16,133
	115,094	96,295	83,387	78,543
Non-current (*)
Wholesale electricity supply
Purchase of “Free Energy” during the rationing period	122	78	122	78
Materials and services	1,732	1,649	—	—
	1,854	1,727	122	78
Total, Suppliers	116,948	98,022	83,509	78,621

(*) Presented in the line “Other obligations”

13) – TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
Current
Income tax	279,058	181,067	278,785	180,974
Social Contribution tax	103,085	66,543	102,932	66,492
ICMS tax	28,170	27,767	27,380	27,143
Cofins tax	22,686	19,574	22,576	19,520
Pasep tax	10,143	9,467	10,118	9,454
Social security system	3,434	3,391	3,279	3,189
Others	9,718	1,869	9,427	1,735
	456,294	309,678	454,497	308,507

Deferred obligations
Income tax	20,941	29,290	20,941	29,290
Social Contribution tax	7,539	10,544	7,539	10,544
Cofins tax	6,366	8,904	6,366	8,904
Pasep tax	1,382	1,933	1,382	1,933
	36,228	50,671	36,228	50,671
	492,522	360,349	490,725	359,178

Non-current

Cofins tax	32,771	26,863	32,771	26,863
Pasep tax	7,115	5,832	7,115	5,832
	39,886	32,695	39,886	32,695
Deferred obligations
Income tax	74,832	71,647	74,832	71,647
Social Contribution tax	26,938	25,793	26,938	25,793
Cofins tax	6,318	5,499	6,318	5,499
Pasep tax	1,372	1,194	1,372	1,194
	109,460	104,133	109,460	104,133
	149,346	136,828	149,346	136,828

The “deferred obligations” in Current refer basically to the assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory issues, and become due as and when these assets and liabilities are realized.

The non-current obligations for Pasep and Cofins taxes refer to the legal action challenging the constitutionality of the inclusion of ICMS tax in the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company obtained a Court injunction enabling it not to make the payment and authorizing payment into Court starting from 2008.

The non-current deferred obligations for income tax and Social Contribution refer, substantially, to the recognition of financial instruments (FX variation, and hedge transactions) by the cash method, which are payable as and when realized, by payment or redemption, and to assets and liabilities linked to regulatory issues, which become payable as and when the latter are realized.

The non-current Pasep and Cofins liabilities refer substantially to assets and liabilities linked to regulatory issues, which become payable as and when they are realized.

14) – LOANS, FINANCINGS AND DEBENTURES

Consolidated
09/30/2009							06/30/2009
FINANCING SOURCES	Principal maturity	Annual financial cost (%)	Currency	Current	Non- current	Total	Total

FOREIGN CURRENCY
Banco do Brasil (1)	2009	3.90	JPY	79,182	—	79,182	80,214
BNP Paribas	2010	Libor + 1.875	US$	12,165	—	12,165	13,212
BNP Paribas	2012	5.89	Euro	2,942	4,345	7,287	9,361
Unibanco (2)	2009	6.50	US$	8,539	—	8,539	9,221
Unibanco (3)	2009	5.00	US$	6,329	—	6,329	6,859
Debt in foreign currency				109,157	4,345	113,502	118,867

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00 of CDI	R$	75,157	—	75,157	75,164
Banco do Brasil	2009	111.00 of CDI	R$	69,221	—	69,221	67,582
Banco do Brasil	2013	CDI + 1.70	R$	15,170	81,623	96,793	95,281
Banco do Brasil	2013	107.60 of CDI	R$	1,198	30,000	31,198	30,481
Banco do Brasil	2014	104.10 of CDI	R$	36,744	900,000	936,744	915,910
Banco Itaú BBA	2013	CDI + 1.70	R$	29,601	151,748	181,349	183,108
Banco Votorantim	2010	113.50 of CDI	R$	650	25,125	25,775	25,150
Brazilian Development Bank (BNDES)	2026	URTJ +2.34	R$	3,231	116,097	119,328	108,980
Bradesco	2013	CDI + 1.70	R$	18,507	131,783	150,290	146,440
Bradesco	2014	CDI + 1.70	R$	163	1,820	1,983	1,932
Debentures (4)	2009	CDI + 1.20	R$	388,234	—	388,234	378,768
Debentures (4)	2011	104.00 of CDI	R$	24,567	238,816	263,383	257,531
Debentures – Minas Gerais state government (4)(6)	2031	IGP-M	R$	—	35,978	35,978	34,934
Eletrobrás (6)	2013	Finel+ 7.50 to 8.50	R$	12,326	39,031	51,357	54,480
Santander do Brasil	2013	CDI + 1.70	R$	7,655	22,286	29,941	30,554
Unibanco	2009	CDI + 2.98	R$	109,513	—	109,513	106,371
Unibanco	2013	CDI + 1.70	R$	33,567	161,096	194,663	195,509
Banco Votorantim	2013	CDI + 1.70	R$	784	2,326	3,110	3,200
Energ Power (9)	2012	IPCA	R$	109	764	873	873
Finep (9)	2015	URTJ + 5.00	R$	27	7,950	7,977	4,462
Orteng Equipamentos e Sistemas (9)	2012	IPCA	R$	47	330	377	377
Construtora Quebec (9)	2012	IPCA	R$	150	1,052	1,202	1,202
Unibanco(5)	2020	TJLP + 2.55	R$	172	7,018	7,190	7,363
Banco do Brasil (5)	2020	TJLP + 2.55	R$	683	28,223	28,906	29,589
BNDES (7)	2033	TJLP + 2.40	R$	—	171,408	171,408	162,354
Debentures (7)	2013	IPCA	R$	—	157,703	157,703	154,503
CCB Banco Bradesco (8)	2009	CDI + 0.84	R$	7,350	—	7,350	2,028
Caixa Ec. Fed. (Federal Savings Bank) (10)	2022	TJLP + 3.50	R$	—	62,462	62,462	—
Caixa Ec. Fed. (11)	2022	TJLP + 3.50	R$	—	55,864	55,864	—
Caixa Ec. Fed. (12)	2022	TJLP + 3.50	R$	—	86,730	86,730	—
Debt in Brazilian currency				834,826	2,517,233	3,352,059	3,074,126
Overall total				943,983	2,521,578	3,465,561	3,192,993

(1) to (3)	Swaps for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account: (1) 111.00% of CDI rate; (2) CDI + 2.98% p.a.; (3) CDI + 3.01% p.a.
(4)	Nominal, unsecured, book-entry debentures not convertible into shares, without preference.
(5)	Loan borrowed by the jointly-controlled subsidiary Hidrelétrica Cachoeirão S.A.
(6)	Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.
(7)	Loan contracted for the jointly-controlled subsidiary Madeira Energia S.A.
(8)	Loan contracted for the jointly-controlled subsidiary Hidrelétrica Pipoca S.A.
(9)	Loan for subscription of the registered capital of Hidrelétrica Pipoca S.A.
(10)	Loan contracted for the jointly-controlled subsidiary Praia de Morgado S.A..
(11)	Loan contracted for the jointly-controlled subsidiary Praia de Parajuru S.A..
(12)	Loan contracted for the jointly-controlled subsidiary Volta do Rio S.A..

The consolidated composition of loans, by currency and indexor, with the respective amortization, is as follows:

	2009	2010	2011	2012	2013	2014	2015	2016 and following years	Total
Currency
US dollar	21,065	5,968	—	—	—	—	—	—	27,033
Euro	45	2,897	2,897	1,448	—	—	—	—	7,287
Yen	79,182	—	—	—	—	—	—	—	79,182
	100,292	8,865	2,897	1,448	—	—	—	—	113,502

Indexors
IGP-M inflation index	—	—	—	—	—	—	—	35,978	35,978
Eletrobrás Finel internal index	3,082	12,325	12,326	12,326	11,298	—	—	—	51,357
IPCA (Expanded Consumer Price Index)	—	613	1,225	103,121	55,197	—	—	—	160,156
Interbank CD rate – CDI	687,975	252,072	390,308	451,947	481,947	300,455	—	—	2,564,704
Others	2,890	20,834	29,616	29,778	29,778	38,348	36,726	351,493	539,864
	693,947	285,844	433,475	597,172	578,220	338,803	36,726	351,894	3,352,059
	794,239	294,709	436,372	598,620	578,220	338,803	36,726	387,872	3,465,561

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

	Change in quarter ended 09/30/2009	Change YTD in 2009		Change in quarter ended 09/30/2009	Change YTD in 2009
Currency	%	%	Indexor	%	%
US dollar	(8.89)	(23.92)	IGP-M	(0.38)	(1.61)
Euro	(5.06)	(19.67)	Finel	(0.08)	(0.32)
Yen	(2.24)	(23.21)	Selic	2.19	7.67
			CDI	2.15	7.59

The movement on loans and financings is as follows:

Balance at June 30, 2009	3,192,993
Acquisition of subsidiaries – Consolidated loans	200,466
Loans and financings obtained	24,315
Monetary and FX variation	(5,252)
Financial charges provisioned	77,436
Adjustment to present value	2,206
Financial charges paid	(21,181)
Amortization of financings	(5,422)
Balance at September 30, 2009	3,465,561

Restrictive covenant clauses

Cemig GT has loans and financings with restrictive covenant clauses. These were fully complied with on September 30, 2009.

15) – REGULATORY CHARGES

	Consolidated and Holding company
	09/30/2009	06/30/2009

Global Reversion Reserve – RGR	15,461	13,054
Fuel Consumption Account – CCC	4,732	4,186
Energy Development Account – CDE	5,455	4,540
Aneel inspection charge	1,386	1,386
Alternative Energy Program – Proinfa	2,574	2,199
National Scientific and Technological Development Fund – FNDCT	2,123	3,177
Research and development	60,579	57,164
Energy system expansion research	1,061	1,589
	93,371	87,295

Current liabilities	83,585	80,643
Non-current liabilities	9,786	6,652

16) – POST-EMPLOYMENT OBLIGATIONS

Cemig GT is one of the sponsors of the Forluminas Social Security Foundation — Forluz, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income supplementing retirement and pension, in accordance with the private pension plan to which they are linked.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): A defined-contribution plan at the stage of accumulation of funds, for retirement benefits for normal time of service, and defined-benefit coverage for disability or death of participants still in active employment, and also receipt of benefits for time of contribution. The contributions of the Sponsors are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

Cemig GT’s contribution to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death of an active participant, and this is used for amortization of the defined obligations through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence, the obligations for payment of supplementary pension benefits under the Mixed Plan, with defined contribution characteristics, and their respective assets, in the amount of R$ 537,391, are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances. For participants who are still working, this benefit has been deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, which completes the average real salary of the employee’s last three working years in the Company in relation to the amount of the Official Social Security benefit. Six active employees and 45 retirees or pension holders are inscribed in this plan.

Independently from the plans made available by Forluz, Cemig GT also maintains payments for part of the life insurance premium for retirees, and contributes to a health plan and a dental plan for the employees, retirees and dependents, which are administered by Forluz.

Separation of the Health Plan

On August 26, 2008 the Executive Board of Forluz, complying with orders issued by the Private Pension Plans Authority (SPC), decided to transfer management of the Cemig Integrated Health Plan (PSI) to a separate entity to be created for that purpose. The reason for the decision was the SPC’s belief that it would be impossible to maintain those participants in the Health Plan who were not simultaneously inscribed in the pension and retirement plans. To protect the interests of its participants, and also to comply with the SPC’s ruling, Forluz opted to separate the activities, keeping the present dental and pension plans within itself.  The period planned for conclusion of the process of separation of the health plan is 12 months, during which time all the existing coverage and benefits will be maintained.

Amortization of actuarial obligations

Part of the actuarial obligation for post-employment benefits, in the amount of R$ 208,109 on September 30, 2009 (R$ 211,193 on June 30, 2009), was recognized as an obligation payable by Cemig GT and is being amortized up to June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). The amounts are updated by the IPCA (Amplified National Consumer Price) Index published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% per year.

The liabilities and expenses recognized by the Company in connection with the Supplementary Retirement Plan, Health Plan and Life Insurance Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and an Opinion prepared by independent actuaries. Hence the financial updating of the obligation in the debt agreed with Forluz mentioned in the previous paragraph does not produce accounting effects in the Income statement of Cemig GT.  The most recent actuarial valuation was made for base-date December 31, 2008.

The movement in net liabilities has been as follows:

	Consolidated and Holding company
	Pension plans and retirement supplement plans	Health plan	Dental plan	Life insurance	Total
Net liabilities on June 30, 2009	85,345	79,880	3,924	104,027	273,176
Expense (revenue) recognized in the Income statement	548	3,958	243	2,584	7,333
Contributions paid	(7,742)	(1,891)	(42)	(621)	(10,296)
Net liabilities on September 30, 2009	78,151	81,947	4,125	105,990	270,213

Current liabilities	18,757	—	—	—	18,757
Non-current liabilities	59,394	81,947	4,125	105,990	251,456

17) – CONTINGENCY PROVISIONS

The Company makes contingency provisions for lawsuits in which the chances of loss are assessed as “probable”, as follows:

	Balance on 06/30/2009	Additions	Balance on 09/30/2009
Labor-law cases
Various	227	4	231

Civil cases
Environmental	7,065	165	7,230
Other	1,203	646	1,849
	8,268	811	9,079

Total	8,495	815	9,310

Environmental administrative proceedings

Cemig GT was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The Company presented a defense, and rates the risk of loss in this action as “probable”, in the amount of R$ 7,230 – which is duly provisioned.

Legal actions with risk of loss classified as “possible”

Additionally, there are legal actions of a labor-law, civil or tax nature in progress, the chances of loss in which have been estimated as “possible”. These are periodically reassessed, and do not require the constitution of a provision in the Income statement. They are as follows:

Social Security and tax obligations – indemnity for the “Anuênio”.

In 2006, Cemig GT paid an indemnity to its employees, in the amount of R$ 41,660, in exchange for their rights to future payments known as the “Anuênio”, which would have been incorporated into salaries over a future period. The company did not pay income tax nor Social Security in relation to these amounts because it considered that these obligations are not applicable to amounts paid as an indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the Company decided to apply for an order of Mandamus, which allowed payment into Court of the potential obligations, in the amount of R$ 28,716. These are posted in Deposits connected to legal actions. The Company believes it has arguments of merit for defense, and thus has made no provision for any losses on this case.

Regulatory contingency – CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders Aneel and the CCEE to comply with AES’s claim, and recalculate the settlement of the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the short-term market, in the CCEE, the value of which on September 30, 2009 would be approximately R$ 91,504. On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirement to pay into court the amount that would have been owed under the Special Financial Settlement made by the CCEE.  Due to the above, no provision is constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. It rates the chances of loss in this matter as “possible”.

18) – STOCKHOLDERS’ EQUITY

On September 30, 2009 the registered capital of Cemig GT was R$ 2,896,785, represented by 2,896,785,358 nominal common shares, without par value, wholly owned by Cemig.

In a meeting held on June 25, 2009, the Board of Directors of Cemig approved payment of Interest on Equity, calculated as part of the minimum obligatory dividend for 2009, in the amount of R$ 107,136; on September 29, 2009 the Board approved a further amount of Interest on Equity, of R$ 52,654; both to be paid in 2010. The tax benefits arising from payment of Interest on Equity were, respectively, R$ 36,426 and R$ 17,902. These were recognized in the period ending September 30, 2009.

19) – REVENUE FROM SUPPLY OF ELECTRICITY

This table gives the breakdown of Cemig GT’s supply of electricity, by type of consumer:

	Consolidated
	(Not reviewed by external auditors)
	Number of consumers		MWh		R$
	09/30/2009	09/30/2008	09/30/2009	09/30/2008	09/30/2009	09/30/2008
Industrial	138	130	12,161,980	14,402,686	1,308,430	1,382,995
Commercial	1	—	3,441	—	9,604	—
Retail supply not invoiced, net	—	—	—	—	(19,723)	24,042
	139	130	12,165,421	14,402,686	1,298,311	1,407,037
Wholesale supply to other concession holders (*)	44	42	11,514,114	9,046,560	1,216,570	810,609
Transactions in energy on the CCEE	—	—	1,577,657	980,332	117,022	114,235
Total	183	172	25,257,192	24,429,578	2,631,903	2,331,881

(*) Includes Contracts for Sale of Electricity in the Regulated Market (CCEARs), and “bilateral contracts” with other agents.

20) – REVENUE FOR USE OF THE NETWORK

This revenue is from the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of the basic transmission grid owned by the Company, associated with the Brazilian national grid. Amounts receivable are recorded in Assets, under “Transport of electricity”. In June 2009 Cemig GT recognized in full the revenue of R$ 158,090 to be paid to the Company as a result of the Transmission Tariff Review, as described in Explanatory Note 6.

	Consolidated
	09/30/2009	09/30/2008

Revenue from use of the basic network	402,351	367,913
System connection revenue	97,395	93,871
Revenue from backdated adjustment under Transmission Tariff Review	136,657	—
	636,403	461,784

21) – DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated	Holding company
	09/30/2009	09/30/2009	09/30/2008
Taxes on revenue
ICMS tax	241,975	240,498	259,420
Cofins tax	231,325	231,031	188,732
PIS and Pasep taxes	55,434	55,370	40,810
ISS value added tax on services, and other taxes	365	365	544
	529,099	527,264	489,506

Charges to the consumer
Global Reversion Reserve – RGR	68,028	68,028	61,213
Energy Development Account – CDE	20,610	20,610	28,853
Fuel Consumption Account – CCC	18,513	18,513	27,074
Research and Development – R&D	10,010	10,010	8,466
National Scientific and Technological Development Fund – FNDCT	9,883	9,883	8,466
Energy System Expansion Research – EPE	4,942	4,942	3,610
	131,986	131,986	137,682
	661,085	659,250	627,188

22) – OPERATIONAL COSTS AND EXPENSES

	Consolidated	Holding company
	09/30/2009	09/30/2009	09/30/2008

Personnel expenses	234,764	234,326	191,183
Post-employment obligations	21,999	21,999	36,013
Materials	10,303	10,022	10,518
Raw materials and inputs for generation	4,070	4,070	65,185
Outsourced services	88,241	87,658	69,256
Depreciation and amortization	169,904	168,838	167,245
Royalties for use of water resources	105,163	105,163	94,888
Provisions (reversals) for operational losses	911	911	(1,013)
Charges for the use of the basic transmission grid	208,356	208,356	200,945
Electricity bought for resale	116,716	116,227	(399)
Other operational expenses, net	48,157	47,323	59,497
	1,008,584	1,004,893	893,318

a) PERSONNEL EXPENSES

	Consolidated	Holding company
	09/30/2009	09/30/2009	09/30/2008
Remuneration and salary-related charges and expenses	176,185	175,747	160,236
Supplementary pension contributions – Defined contribution plan	11,408	11,408	11,060
Assistance benefits	18,463	18,463	18,226
	206,056	205,618	189,522
(-) Personnel costs transferred to Works in progress	(12,391)	(12,391)	(8,877)
	193,665	193,227	180,645
The PPD Voluntary Retirement Program (a)	—	—	10,538
The PDV Temporary Voluntary Retirement Program (b)	41,099	41,099	—
	234,764	234,326	191,183

Employee special retirement programs

(a) The PPD Permanent Voluntary Retirement Program

The Company has a permanent Voluntary Retirement Program (named PPD), which applies to any free and spontaneous terminations of employment contracts. Its main financial incentives include payment of 3 gross amounts of the employee’s monthly remuneration and 6 months’ contributions to the Health Plan after leaving the company, deposit of the extra payment of 40% of the balance of the employee’s FGTS fund, as would be applicable if termination were by the employer, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

Since this program was begun, in March 2008, 143 employees of Cemig GT have joined it, and provisions for the financial incentives were recognized in the income statement in 2008.

(b)  The PDV Temporary Voluntary Retirement Program

In April 2009 Cemig put in place a temporary Voluntary Retirement Program – named the PDV – which employees were able to join between April 22 and June 5, 2009.

The financial incentive for employees who subscribed to the PDV program is an indemnity that varies between 3 and 16 times the employee’s monthly remuneration, according to criteria set in the Program’s regulations, among which the main factor is the time of contribution remaining for qualification for full retirement benefits under the National Social Security program. Another of the incentives is payment of the contribution to the pension fund and the National Social Security System up to the date when the employee would meet the requirements for retirement benefits under the National System (limited to 5 years), and deposit of the extra payment of 40% on the balance of the FGTS fund (which would be obligatory if the contract were being rescinded by the employer).

Additionally, Cemig guarantees full payment of the costs of the group life insurance plan (for 6 months) and the health plan (for 12 months), from the date of the employee leaving the Company, which must be between June 2009 and September 2010.

Since this program was begun, 207 employees of Cemig GT have joined it, and provisions for the financial incentives, totaling R$ 41,099, have been recognized.

b) OUTSOURCED SERVICES

	Consolidated	Holding company
	09/30/2009	09/30/2009	09/30/2008

Communication	3,096	3,085	2,729
Maintenance and conservation of electricity facilities and equipment	7,733	7,733	12,199
Building conservation and cleaning	12,582	12,578	11,119
Contracted labor	3,899	3,899	1,754
Freight and airfares	2,789	2,788	2,507
Accommodation and meals	3,687	3,664	3,435
Security services	6,300	6,300	6,244
Consultancy	6,447	6,325	2,271
Maintenance and conservation of furniture and utensils	2,082	2,082	1,403
Maintenance and conservation of vehicles	2,698	2,697	2,499
Electricity	3,345	3,342	4,097
Environment	9,486	9,486	4,994
Others	24,097	23,679	14,005
	88,241	87,658	69,256

23) – NET FINANCIAL EXPENSES

	Consolidated	Holding company
	09/30/2009	09/30/2009	09/30/2008
FINANCIAL REVENUES
Revenue from cash investments	90,774	89,995	88,485
Arrears penalty payments on electricity bills	1,452	1,452	7,227
Monetary updating on General Agreement for the Electricity Sector	2,952	2,952	21,654
FX variations	34,208	34,208	5
Pasep and Cofins taxes on financial revenues	(248)	(248)	(2,646)
Gains on financial instruments (Note 25)	2,818	2,818	1,976
Adjustment to present value	1,486	1,486	15,149
Other	22,740	18,762	46,123
	156,182	151,425	177,973

FINANCIAL EXPENSES
Charges on loans and financings	(220,754)	(216,601)	(259,323)
FX variations	(10)	(10)	(11,276)
Monetary updating on loans and financings	(92)	(92)	(15,005)
Losses on financial instruments (Note 25)	(40,303)	(40,303)	(18,104)
Provisions for losses on “Free Energy” transactions	7,915	7,915	(18,346)
Adjustment to present value	(7,400)	(7,400)	(4,337)
Other	(43,472)	(37,913)	(31,331)
	(304,116)	(294,404)	(357,722)
NET FINANCIAL REVENUE (EXPENSES)	(147,934)	(142,979)	(179,749)

24) – RELATED PARTY TRANSACTIONS

As mentioned in Explanatory Note 1, the Company is a wholly-owned subsidiary of Companhia Energética de Minas Gerais — Cemig, of which the controlling stockholder is the government of the Brazilian State of Minas Gerais.

Cemig D (Cemig Distribuição S.A.) and Light S.A. are also subsidiaries of Cemig.

Cemig GT’s principal balances and transactions with related parties are:

COMPANY	ASSETS		LIABILITIES		REVENUES		EXPENSES
Item	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	09/30/2008	09/30/2009	09/30/2008
CEMIG
Interest on Equity, and dividends	—	—	198,058	153,302	—	—	—	—
Affiliates and holding company	660	660	396	667	—	—	—	—

Cemig D
Affiliates and holding company	10,021	10,031	25,893	4,877	—	—	—	—
Supply of electricity (1)	34,501	49,877	4,925	6,107	89,380	63,510	(21,635)	(17,282)

Light
Supply of electricity (1)	571	391	405	405	6,829	16,098	—	(3,957)

Minas Gerais state government
Taxes, charges and contributions – ICMS tax (4)	41,379	31,320	28,170	27,767	(241,975)	(259,420)	—	—
Taxes offsetable – ICMS tax (4)	8,531	18,158	—	—	—	—	—	—
Debentures (2)	—	—	35,978	34,934	—	—	(3,193)	(928)

FORLUZ
Post-employment obligations – current (3)	—	—	18,757	18,652	—	—	(21,999)	(36,013)
Post-employment obligations – non-current (3)	—	—	251,456	254,524	—	—	—	—
Others	—	—	4,272	4,297	—	—	—	—
Personnel expenses (5)	—	—	—	—	—	—	(11,408)	(11,060)
Current administration expense (6)	—	—	—	—	—	—	(2,156)	(2,093)

OTHER
Affiliates and subsidiaries / parent company	12	13	3,866	—	—	—	—	—

Main material comments on the above transactions:

(1)

The Company has contracts for purchase of electricity from Cemig GT and Light, arising from the public electricity auction of 2005, for 8 years’ supply and with annual adjustment by the IGP-M inflation index.

(2)

Private issue of non-convertible debentures for R$ 120,000, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption after 25 years from the issue date. The amount at November 31, 2008 has been adjusted to present value in accordance with Law 11638/07.

(3)

The contracts of Forluz are updated by the Amplified Consumer Price Index (IPCA), calculated by the Brazilian Geography and Statistics Institute (IBGE) (see Explanatory Note 15) and will be amortized up to the business year of 2024.

(4)	The transactions with ICMS tax posted in the financial statements refer to transactions for sale of energy and are carried out in conformity with the specific legislation of the State of Minas Gerais.
(5)

Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 15), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(6)	Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

For more information on the main transactions, see Explanatory Notes 7, 13, 14, 16, 19, 22 and 23.

25) – FINANCIAL INSTRUMENTS

The financial instruments used by Cemig GT are restricted to Cash and cash equivalents, Consumers and traders, Loans and financings, Obligations under debentures, and index contracts swaps– the gains and losses obtained on the transactions are registered in full by the accrual method.

The Company’s financial instruments were recognized at fair value and are classified as follows:

•                  Held for trading: In this category are cash investments and derivative investments (mentioned in item “b”).  They are valued at fair value and the gains or losses are recognized directly in the Income statement.

•                  Receivables:  Credits owed by consumers and traders are in this category. They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at the amortized cost using the effective interest rates method, and adjusted to fair value.  Gains or losses are recognized in the Income statement as and when they incurred.

•                  Derivative financial instruments: These are valued at fair value and the gains or losses are recognized directly in the income statement.

a) Management of risks

Corporate risk management is a management tool that is part of the practices of Corporate Governance, aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, which aims to implement guidelines and monitor the financial risk of transactions which might negatively affect the Company’s liquidity and profitability, recommending hedge/protection strategies in relation to foreign exchange, interest rate and inflation risks. These have effects that are in line with the Company’s strategy.

Cemig GT’s principal exposure risks are listed below:

Exchange rate risk

Cemig GT is exposed to the risk of increase in exchange rates, which could affect debt, net profit and cash flow.

The net exposure to exchange rates is as follows:

	Consolidated and Holding company
	09/30/2009	06/30/2009
EXPOSURE TO EXCHANGE RATES
US dollar
Loans and financings	27,033	29,292
(–) Contracted hedges / swaps (*)	63,819	62,728
	90,852	92,020
Yen
Loans and financings	79,182	80,214
(–) Contracted hedge transactions	(76,843)	(78,604)
	2,339	1,610
Euro
Loans and financings	7,287	9,361
Net liability exposure	100,478	102,991

(*) Includes the contracted transaction for R$ 75,000 – See item “b”.

The Company estimates that, in a probable scenario, the appreciation of the exchange rates of foreign currencies against the Real at the end of the next 12 months will be 1.23%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the exchange rate of 25% and 50%, in relation to the scenario that it rates as “probable” – considering these alternative scenarios as “possible” and “remote”, respectively.

Risk: FX exposure	Present exposure	“Probable” scenario	“Possible” scenario: depreciation of 25%	“Remote” scenario” depreciation of 50%

US dollar
Loans and financings	27,033	27,366	34,207	41,049
(–) Contracted hedges and swaps	63,819	64,605	80,756	96,908
	90,852	91,971	114,963	137,957
Yen
Loans and financings	79,182	80,157	100,197	120,236
(–) Contracted hedge transactions	(76,843)	(77,789)	(97,237)	(116,684)
	2,339	2,368	2,960	3,552
Euro
Loans and financings	7,287	7,377	9,221	11,065

Net liability exposure	100,478	101,716	127,144	152,573

Net effect of exchange rate depreciation		(1,238)	(26,666)	(52,095)

Interest rate risk

Cemig GT is exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 12,165 at September 30, 2009.

In relation to the risk of increase in domestic Brazilian interest rates, the Company’s exposure arises from its net liabilities indexed to variation in interest rates, which are as follows:

	Consolidated		Holding company
	09/30/2009	06/30/2009	09/30/2009	06/30/2009
EXPOSURE OF CEMIG TO BRAZILIAN INTEREST RATES

Assets
Cash investments (Note 3)	1,405,283	1,070,063	1,292,818	1,060,617
Regulatory assets (Notes 5 and 6)	157,365	180,409	157,365	180,409
	1,562,648	1,250,472	1,450,183	1,241,026
Liabilities
Loans, financings and debentures (Note 14)	(2,564,704)	(2,515,008)	(2,564,704)	(2,515,008)
Regulatory assets (Note 12)	—	(12,148)	—	(12,148)
Contracted hedge / swap transactions	(13,024)	(15,876)	(13,024)	(15,876)
	(2,577,728)	(2,543,032)	(2,577,728)	(2,543,032)
Net liability exposure	(1,015,080)	(1,292,560)	(1,127,545)	(1,302,006)

The risk of increase in the Selic interest rate is considered to be the most significant interest rate risk. The Company estimates that, in a probable scenario, the Selic rate on September 30, 2010 will be 9.50%.  The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, in relation to the scenario that it considers as “probable” – considering these alternative scenarios as “possible” and “remote”, respectively.

Risk: Increase in domestic interest rates	Present exposure Selic 8.75%	“Probable” scenario: Selic 9.50%	“Possible” scenario: Selic 11.88%	“Remote” scenario: Selic 14.25%

Assets
Cash investments	1,405,283	1,415,823	1,499,268	1,482,574
Regulatory assets	157,365	158,545	162,291	160,020
	1,562,648	1,574,368	1,661,559	1,642,594
Liabilities
Loans	(2,564,704)	(2,583,939)	(2,644,979)	(2,705,763)
Contracted hedge / swap transactions	(13,024)	(13,122)	(13,432)	(13,740)
	(2,577,728)	(2,597,061)	(2,658,411)	(2,719,503)
Net liability exposure	(1,015,080)	(1,022,693)	(1,046,852)	(1,070,909)

Net effect of the variation in the Selic rate		(7,613)	(31,772)	(55,829)

Credit risk

The risk of losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers.  Negotiations are also established to make possible receipt of any receivables in arrears.

Energy scarcity risk

The electricity sold is generated, almost entirely, by hydroelectric power plants. A prolonged period of scarcity of rainfall could result in the reduction of the volume of water in the Company’s reservoirs, adversely affecting the recovery of their volume, and resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Risk of early maturity of debt

The Company has contracts for loans and financings, with the restrictive covenant clauses normally applicable to these types of operation, related to economic and financial indices, cash flow and other indicators meeting certain levels. Non-compliance with these covenants could result in early maturity of debt. On September 30, 2009 the covenants were fully complied with.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and its Management expects that they will be renewed by Aneel and/or the Mining and Energy Ministry. If the regulatory bodies do not grant the applications for renewals of these concessions, or if they decide to renew them upon imposition of additional costs for the Company (“concessions for consideration”) or setting of a price ceiling, the present levels of profitability and activity could be altered.

b) Financial instruments – derivatives

The derivative instruments contracted by Cemig GT have the purpose of protecting its operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of derivatives transactions are not posted in the balance sheet, since they refer to transactions which do not require payments in full. Only payments of the gains or losses that actually occur are posted in the financial statements. The net results of these transactions amounted to: a loss of R$ 37,485 in the first nine months of 2009 (‘9M09’); and a loss of R$ 16,128 in the first nine months of 2008 (‘9M08’). These items were posted in Financial revenue (expenses).

Method of calculation of the fair value of positions

The fair value of financial investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates for similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by Cemig GT on September 30, 2009.

						Lost not realized				Accumulated Effect
Receivable by	Payable by Cemig									Receivable	Payable
Cemig Geração	Geração e	Maturity	Market	Principal amount contract*		Book Value		Fair Value		Amount	Amount
e Transmissão	Transmissão	period	Trading	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	06/30/2009	09/30/2009	09/30/2009

US$ exchange rate + interest (5.58% p.a. to 7.48% p.a.)	R$ 100% of CDI+interest (2.98% p.a to 3.01% p.a.)	From 10/2009 to 11/2009	Over the counter (OTC)	US$6,288	US$6,288	(23.732)	(21.520)	(23.976)	(21.636)	—	(578)

¥(Japanese Yen) exchange rate + interest (3.90 % p.a.)	R$ Brazilian interest rate - CDI (111% of CDI)	12/2009	Over the counter (OTC)	¥3,878,825	¥3,878,825	(29.034)	(25.561)	(30.179)	(40.812)	—	—

R$ 106% of CDI	R$ or US$ 48% of CDI or exchange rate (the highest)	04/2010	Over the counter (OTC)	R$75,000	R$75,000	86	89	86	89	2.395	(355)
						(52.680)	(46.992)	(54.069)	(62.359)	2.395	(933)

c) Sensitivity analysis

The two first derivate instruments shown in the table above indicate that the Company is exposed to the variation in the CDI rate. The Company estimates that the CDI rate on September 30, 2010 will be 9.50%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the CDI rate of 25% and 50%, in relation to September 30, 2009 – scenarios which it assesses as “possible” and “remote”, respectively.

In these “possible” and “remote” scenarios, the CDI rate at September 30, 2010, would be: 11.88% and 14.25%, respectively.

The last derivative instrument shown in the table above indicates that the Company is exposed to the monthly variation in the exchange rate for the US dollar against the Real if it is higher than 48% of the variation in the CDI rate. The Company estimates that the exchange rate of the US dollar against the Real on September 30, 2010 will be R$ 1.80. The Company has made a sensitivity analysis of the effects on the Company’s results arising from uniform increases, in the US dollar exchange rate, of 25% and 50%, in 2009 – the chances of which we rate as “possible” and “remote”, respectively.  In these “possible” and “remote” scenarios, the US$ exchange rate at September 30, 2010, would be, respectively, R$ 2.25 and R$ 2.70.

	Base	“Probable” scenario	“Possible” scenario	“Remote” scenario
Risk: Increase in domestic interest rates
Contracts in US$ and Yen	(88,024)	(88,684)	(90,779)	(92,865)
Net effect of the variation in the Selic rate		(660)	(2,755)	(4,841)

Risk: Increase in US$ exchange rate
Contracts updated at 106.00% of CDI	75,000	75,924	94,905	113,886
Net effect of variation of US$		(924)	(19,905)	(38,886)

26) – SUBSEQUENT EVENT

a) On October 30, 2009 Cemig GT issued 270 commercial promissory notes of its third issue, all nominal and in physical form, in a single series, with nominal unit value of R$ 10,000,000.00, comprising a total value of R$ 2,700,000,000.00. The promissory notes have the guarantee of Cemig.

b) On November 3, 2009 that Share Purchase Agreement signed with Terna S.p.A. was settled with payment and transfer of the shares owned by Terna to Transmissora do Atlântico de Energia Elétrica S.A. – Taesa, in which Cemig GT holds 49% of the registered capital. The purchase was of 173,527,113 common shares, representing approximately 65.85% of the total capital of Terna (see more information on note 9.

CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

(Amounts are in thousands of Reais unless otherwise indicated.)

A.  YEAR-ON-YEAR COMPARISONS FOR THE 9 MONTHS

Net profit for the period

Cemig GT posted net profit of R$ 1,003,849 for January through September 2009 (‘9M09’), 29.20% more than its net profit of R$ 776,977 in January through September 2008 (‘9M08’). The better result in 2009 mainly reflects net revenue 19.83% higher, partially offset by operational expenses 12.90% higher; and also to the extraordinary revenue of R$ 158,090, recorded in 2009, resulting from the Review of the Transmission Tariff.

Ebitda (method of calculation not reviewed by external auditors)

Cemig GT’s Ebitda in 9M09 was 21.98% higher than in 9M08. Adjusted for the non-recurring items, it was 13.65% higher.

Due to the announcement of the Transmission Tariff Review for Cemig GT, Aneel decided on repositioning of the Company’s Annual Permitted Transmission Revenue (RAP) at 5.35%, in the financial amount of R$ 158,090, arising from the effect of the repositioning being backdated to 2005.

There was also an impact on Ebitda, in 9M09, of R$ 41,099, from the expenses of the PDV Voluntary Retirement Program.

Ebitda – R$	09/30/2009	09/30/2008	Change, %
Net profit	1,003,849	776,977	29.20
+ Income tax and Social Contribution tax	441,858	325,078	35.92
+ Profit shares	21,947	14,760	48.69
+ Financial revenues (expenses)	147,934	179,749	(17.70)
+ Depreciation and amortization	169,904	167,245	1.59
= EBITDA	1,785,492	1,463,809	21.98
Non-recurring items:
+ The PDV/PPD Retirement Program	41,099	4,359	84.85
– Review of Transmission Revenue – Technical Note 214/2009	(158,090)	—	—
= ADJUSTED EBITDA	1,668,501	1,468,168	13.65

The higher Ebitda in 9M09 than 9M08 mainly reflects net revenue 19.83% higher, partially offset by operational expenses (excluding effects of depreciation and amortization) 15.51% higher.

Ebitda margin was also higher year-on-year, at 68.04% in 9M09, compared to 66.84% in 9M08.

Revenue from supply of electricity

Revenue from sales of electricity in 9M09 was R$ 2,631,903, compared to R$ 2,331,881 in 9M08 – an increase of 12.87%.

This result arises primarily from revenues from electricity sold to other concession holders being 27.28% higher year-on-year, due to two auctions for sales to distributors, in which electricity was sold for tariffs between R$ 125.00 and R$ 145.77. As a result, revenue from electricity sold was R$ 1,216,570 in 3M09, 50.08% more than in 9M08 (R$ 810,609).

On the other hand, the volume of energy sold to Free Consumers in 9M09 was 15.53% lower, at 12,165,421 MWh, than in 9M08 (14,402,686 MWh) – for revenue of R$ 1,298,311, 7.3% lower than in 9M08 (R$ 1,407,037). Partially mitigating this reduction was the annual adjustment in these contracts, most of which are indexed to the IGP-M inflation index.

Revenue from use of the network

This revenue is primarily for use by generating and distributors of the facilities that make up Cemig’s components of the national grid. The amounts are set by Aneel resolution, and were 37.81% higher in 9M09 than in 9M08. The difference is mainly due to the accounting, in June 2009, of backdated Annual Permitted Revenue (RAP) from previous periods, totaling R$ 158,090, as a result of the Review of the Transmission Tariff being backdated over the period from July 1, 2005 to June 30, 2009.

Deductions from operational revenues

Deductions from operational revenues in 9M09 totaled R$ 661,085, 5.40% more than in 9M08 (R$ 627,188). Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account – CCC

The deduction from revenue for the CCC account in 9M09 was R$ 18,513, 31.62% less than in 9M08 (R$ 27,074). This refers to the costs of operation of the thermal plants in the Brazilian national grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. Cemig GT merely passes through this cost, to Eletrobrás, after charging it to Free Consumers on their invoices for use of the grid.

Energy Development Account – CDE

The deduction from revenue for the CDE account in 9M09 was R$ 20,610, 28.57% less than in 9M08 (R$ 28,57). The payments are specified by an Aneel Resolution. Cemig GT merely passes through this cost, to Eletrobrás, after charging it to Free Consumers on their invoices for use of the grid.

The other deductions from revenue are for taxes that are calculated as a percentage of invoiced revenue. Hence their variations are substantially the same in percentage terms as the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Net financial revenue/expenses) in 9M09 totaled R$ 1,008,584, 12.90% more than in 9M08 (R$ 893,318). This mainly reflects differences in Electricity bought for resale, Costs of raw materials and inputs, Personnel expenses, and Post-employment benefits.

The main year-on-year variations in these expenses were:

Personnel expenses

Personnel expenses in 9M09 totaled R$ 234,764, 22.80% more than their total of R$ 191,183 in 9M08. This primarily reflects:

•                  The salary increase of 7.26% given to employees in November 2008.

•                  Provision for the PDV Voluntary Retirement Program, in the amount of R$ 41,099, in 9M09.

•                  Higher transfer of costs from personnel expenses to works in progress (R$ 12.391 in 9M09, vs. R$ 8.877 in 9M08), due to the higher capital expenditure program in 2009.

Post-employment obligations

The expense on post-employment obligations in 9M09 was R$ 21.999, 38.91% less than the expense of R$ 36,013 posted in 9M08. This expense basically consists of interest on Cemig GT’s actuarial liabilities, net of the expected return on assets held by the pension plans, estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made to the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Raw materials and inputs for generation

This expense in 9M09 was R$ 4,070, 93.76% less than the expense of R$ 65,185 posted in 9M08. This is because in 2008 there were purchases of fuel for the Igarapé thermal plant, which came into operation due to low reservoir levels – and to serve electricity demand from Argentina.

Electricity bought for resale

The expense on this account in 9M09 was R$ 116,716, which compares with a reversal of expenses, of R$ 339, in 9M08. The difference is due to higher purchases of electricity in 2009 related to the sales activity.

Outsourced services

The expense on this account in 9M09 was R$ 88,241, 27.41% higher than the expense of R$ 69,256 posted in 9M08. The increase is due to the variations in spending on hired labor, environment expenses, consulting with ownership of expenses related to contracting of services related to the analysis of acquisition of new projects and spending on legal services for the success in the rural property tax on wetlands.

Financial revenues (expenses)

The company posted net financial expenses of R$ 147,934 in 9M09, 17.70% less than the net financial expenses of R$ 179,749 reported for 9M08. The items in net financial expenses with the largest variations are:

•                  Revenue from cash investments was 2.59% higher year-on-year, due to a higher volume of cash invested in 2009.

•                  Reversal of the provision for loss on “Free Energy” receivables in the amount of R$ 7,915, in 2009, compared with a provision of R$ 18,346 in 2008 – reflecting an adjustment made to the future estimate for realization of credits receivable under the RTE.

•                  Net loss on FX variations in 2009, in the amount of R$ 3,287, net of the compensatory effects relating to financial instruments, which compares to a net loss of R$ 27,399 in 2008, arising basically from loans and financings in foreign currency indexed to the US dollar and the yen. This result arises principally from the appreciation of the Real against the dollar and the yen in 9M09, compared to depreciation in 2008. The dollar and the yen depreciated against the Real, in 9M09, by 23.92% and 23.21%, respectively – while in 9M08 they appreciated, by 8.07% and 13.55%, respectively, against the Real.

•                  Costs of loans and financings in Brazil were 14.84% lower year-on-year, due to amortizations in the period and a lower accumulated CDI rate (the main indexor of contracts).

•                  Revenue from monetary variation on the General Agreement for the Electricity Sector 86.37% lower – at R$ 2,952 in 2009, vs. R$ 21,654 in 2008 – reflecting the reduction of the asset, due to receipt of amounts owed, through electricity invoices.

•                  An expense on monetary variation on loans and financings 99.39% lower year-on-year (R$92 in 2009 compared with R$ 15,005 in 2008), mainly due to the lower variation in the IGP-M inflation index and IPCA index in 9M09 than in 9M08.

•                  Other financial revenues 50.70% lower year-on-year (R$ 22,740 in 2009 compared with R$ 46,123 in 2008), mainly due to accounting in 2008 of revenue of R$ 13,875 under the agreement reached with Econ Energia S.A. for reparation of damages due to non-supply of electricity contracted in January through March 2008.

•                  Other financial expenses 38.46% higher, due to penalty payments totaling R$ 31,152 accounted in September 2009 due to rescission of a contract with a Free Consumer. The electricity made available will be sold to other consumers.

For a breakdown of financial revenues and expenses, please see Explanatory Notes 23 and 25 to the Quarterly Information.

Income tax and Social Contribution tax; effective tax rate

Cemig GT’s expense on income tax and the Social Contribution tax in 9M09 was R$ 441,858, on profit of R$ 1,467,654, before tax effects, a percentage of 30.11%. In 9M08 this expense was R$ 325,078, on profit of R$ 1,116,815, before tax effects, a percentage of 29.11%. These effective rates are reconciled with the nominal rates in Explanatory Note 8 to the Quarterly Information. Tax advantages of R$ 54,329 in 9M09, and R$ 47,262 in 9M08, resulted from payment of Interest on Equity.

B.  YEAR-ON-YEAR COMPARISONS FOR THE QUARTER

INCOME STATEMENTS FOR THE THIRD QUARTERS OF 2009 AND 2008

	Third quarter 2009	Third quarter 2008	Change, %
OPERATIONAL REVENUE
Revenue from supply of electricity	891,815	862,241	3.43
Revenue from use of the network	170,794	158,302	7.89
Other operational revenues	5,803	8,128	(28.60)
Gross operational revenue	1,068,412	1,028,671	3.86
Deductions from operational revenue	(221,828)	(221,824)	—
Net operational revenue	846,584	806,847	4.92

OPERATIONAL COSTS AND EXPENSES
Personnel expenses	(65,332)	(56,786)	15.05
Forluz post-employment obligations	(7,333)	(12,004)	(38.91)
Materials	(3,611)	(3,657)	(1.26)
Raw materials and inputs	—	(23,478)	—
Outsourced services	(35,349)	(26,197)	34.94
Depreciation and amortization	(57,089)	(56,330)	1.35
Royalties for use of water resources	(35,073)	(32,550)	7.75
Operational provisions	(359)	(344)	4.36
Electricity bought for resale	(45,802)	—	—
Charges for the use of the basic transmission grid	(65,942)	(71,740)	(8.08)
Other expenses, net	(17,964)	(25,639)	(29.93)
	(333,854)	(308,725)	8.14
Operational profit	512,730	498,122	2.93
NET FINANCIAL REVENUE (EXPENSES)	(54,712)	(75,575)	(27.61)
Profit before income tax and Social Contribution tax	458,018	422,547	8.39
Income tax and Social Contribution tax	(133,077)	(124,141)	7.20
Profit shares	(5,730)	(4,921)	16.44
Net profit for the period	319,211	293,485	8.77

Net profit for the quarter

In the third quarter of 2009 (3Q09), Cemig reported net profit of R$ 319,211, 8.77% more than the net profit of R$ 293,485 reported for the third quarter of 2008 (3Q08). The higher result primarily reflects Net revenue 4.92% higher year-on-year.

Ebitda (method of calculation not reviewed by external auditors)

Ebitda in 3Q09 was 2.77% higher than in 3Q08:

EBITDA	3Q09	3Q08	Change, %
Net profit	319,211	293,485	8.77
+ Current and deferred income tax and Social Contribution tax	133,077	124,141	7.20
+ Profit shares	5,730	4,921	16.44
+ –Financial revenues (expenses)	54,712	75,575	(27.61)
+ Depreciation and amortization	57,089	56,330	1.35
= EBITDA	569,819	554,452	2.77
Non-recurring items:
+ The PDV/PPD Retirement Program	3,896	—	—
= ADJUSTED EBITDA	573,715	554,452	3.47

The higher Ebitda in 3Q09 than in 3Q08 mainly reflects net revenue 4.92% higher, partially offset by operational expenses (excluding effects of depreciation and amortization) 9.66% higher.

Ebitda margin was lower – at 67.31% in 3Q09, than in 3Q08 (68.72%).

Revenue from supply of electricity

	MWh (**)			R$
	Third quarter 2009	Third quarter 2008	Change, %	Third quarter 2009	Third quarter 2008	Change, %
Industrial	4,018,184	5,255,216	(23.54)	439,416	502,775	(12.60)
Commercial	1,296	—	—	3,371	—	—
Uninvoiced supply , net	—	—	—	12,642	20,256	(37.59)
	4,019,480	5,255,216	(23.51)	455,429	523,031	(12.93)
Wholesale supply to other concession holders (*)	4,164,971	3,000,375	38.82	412,691	288,919	42.84
Transactions in electricity on the CCEE	548,999	378,316	45.12	23,695	50,291	(52.88)
Total	8,733,450	8,633,907	1.15	891,815	862,241	3.43

(*) Includes Contracts for Sale of Energy in the Regulated Market (CCEARs) and “bilateral contracts” with other agents.

(**) Information in MWh has not been reviewed by external auditors.

Revenue from supply of electricity in 3Q09 was R$ 891,815, higher than in 3Q08 (R$ 862,241) by 3.43%.

This mainly reflects a higher volume of electricity sold to other concession holders and under “bilateral contracts” – contracted at the auctions of electricity to the distributors – with an average tariff between R$ 125.00 and R$ 145.77. The resulting revenue, at R$ 412,691 in 3Q09, was 42.84% higher than in 3Q08 (R$ 288,919).

At the same time, volume of electricity sold to Free Consumers, at 4,019,480 MWh in 3Q09, was 23.51% lower than in 3Q08 (5,255,216 MWh), reflecting the effect of the global financial crisis on electricity demand in 2009. Revenues from these sales totaled R$ 455,429 in 3Q09, 12.93% less than in 3Q08 (R$ 523,031). Part of this lower level was offset by the annual adjustments in these contracts, in relation to the previous year, which for the most part are indexed to the IGP-M inflation index.

Revenue from use of the network

This revenue is from the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of the basic transmission grid owned by the Company, associated with the Brazilian national grid. Amounts receivable are recorded in Assets, under “Concession holders — Transport of electricity”. The revenue 7.89% higher in 3Q09 than 3Q08 is mainly due to repositioning under the Transmission Tariff Review of 5.35%, added to the IGP-M inflation index from June, 2008 to May, 2009.

Deductions from operational revenues

	3Q09	3Q08	Change, %
ICMS tax	78,163	94,229	(17.05)
Cofins tax	79,454	67,512	17.69
PIS and Pasep taxes	17,250	14,497	18.99
ISS value added tax on services	140	186	(24.73)
	175,007	176,424	(0.80)

Global Reversion Reserve – RGR	23,609	19,854	18.91
Energy Development Account – CDE	8,342	9,515	(12.33)
Fuel Consumption Account – CCC	7,197	8,333	(13.63)
Research and Development – R&D	3,250	3,080	5.52
National Scientific and Technological Development Fund (FNDCT)	2,949	3,080	(4.25)
Energy System Expansion Research – EPE	1,474	1,538	(4.16)
	46,821	45,400	3.13
	221,828	221,824	—

Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account – CCC

This refers to the costs of operation of the thermal plants in the Brazilian national grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. This amount is charged to Free Consumers, on their invoice for use of the basic grid, and passed on to Eletrobrás, hence Cemig GT acts only as an agent to pass on this cost. Cemig GT’s contribution to the CCC was 13.63% less in 3Q09 than in 3Q08.

Energy Development Account – CDE

Payments of the CDE are specified by Aneel Resolution. They were 12.33% higher in 3Q09 than in 3Q08. Cemig GT merely passes on this cost, to Eletrobrás, after charging it to Free Consumers on their invoices for use of the grid.

The other deductions from revenue are for taxes that are calculated as a percentage of invoiced revenue. Hence their variations are substantially the same in percentage terms as the changes in revenue.

Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue/expenses) totaled R$ 333,854 in 3Q09, 8.14% higher than in 3Q08 (R$ 308,725). This variation mainly reflects increases in costs of Electricity bought for resale, Outsourced services, Personnel expenses and Post-employment benefits.

The main year-on-year variations in these expenses were:

Personnel expenses

Personnel expenses in 3Q09, at R$ 65,332, were 15.05% higher than in 3Q08 (R$ 56,786). This reflects the salary increase of 7.26% given to employees in November 2008, and also a provision of R$ 3,896 for the PDV Temporary Voluntary Retirement Program, posted in 3Q09.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 7,333 in 3Q09, 38.91% less than in 3Q08 (R$ 12,004). This expense basically consists of interest on Cemig GT’s actuarial liabilities, net of the expected return on assets held by the pension plans, estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made to the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Raw materials and inputs for generation

This expense was R$ 23,478 in the third quarter of 2008, for purchase of fuel for the Igarapé thermal plant, which was dispatched in 2008 due to low reservoir levels.

Electricity bought for resale

This expense was R$ 45,802 in 3Q09, due to higher sales of electricity in the year.

Charges for use of the transmission grid

The expense on charges for use of the transmission network totaled R$ 65,942 in 3Q09, 8.08% less than in 3Q08 (R$ 71,740). These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid.

Depreciation and amortization

The expense on depreciation and amortization was similar in the two periods: R$ 57,089 in 3Q09 and R$ 56,330 in 3Q08.

Outsourced services

The expense on this account in 3Q09 was R$ 35,349, 34.94% higher than the expense of R$ 26,197 posted in 3QM08. The increase is due to the variations in consulting with ownership of expenses related to contracting of services related to the analysis of acquisition of new projects and spending on legal services for the success in the rural property tax on wetlands.

Other expenses, net

The expense on this account in 3Q09 was R$ 17,964, 29.93% lower than the expense of R$ 25,639 posted in 3QM08. The lower expenses in 2009 is due mainly to the expenses with taxes (property tax, IPVA and others), granting costly and disposal gains.

Financial revenues (expenses)

	3Q09	3Q08	Change, %
FINANCIAL REVENUES
Revenue from cash investments	27,375	36,917	(25.85)
Arrears penalty payments on electricity bills	472	985	(52.08)
Monetary updating on the General Agreement for the Electricity Sector	733	1,376	(46.73)
FX variations	4,770	(7,994)	—
Pasep and Cofins taxes on financial revenues	(40)	(769)	(94.80)
Gains on financial instruments	949	(5,594)	—
Adjustment to present value	555	7,078	(92.16)
Other	11,348	21,868	(48.11)
	46,162	53,867	(14.30)
FINANCIAL EXPENSES
Charges on loans and financings	(68,224)	(94,009)	(27.43)
Monetary updating – CCEE	—	(4,523)	—
FX variations	(2)	(11,268)	(99.98)
Losses on financial instruments	8,290	(160)	—
Provision for losses on recovery of the Extraordinary Tariff Recomposition – RTE	(391)	(789)	(50.44)
Adjustment to present value	(2,829)	(2,734)	3.47
Other	(37,718)	(15,959)	136.34
	(100,874)	(129,442)	22.07
	(54,712)	(75,575)	(27.61)

The Company had net financial expenses in both years, but significantly lower in 3Q09, at R$ 54,712, compared to R$ 75,575 in 3Q08. Main factors were:

•                  Revenue from cash investments R$ 9,542 lower in 3Q09, due to the lower volume of cash invested.

•                  Net gains on FX variations in 3Q09, in the amount of R$ 14,007 (net of the compensatory effects relating to financial instruments), compared to a net loss of R$ 25,016 in 3Q08, arising basically from loans and financings in foreign currency indexed to the US dollar and the yen. This principally reflects the appreciation of the Real against the dollar and the yen in 3Q09, compared to depreciation in 3Q08.

•                  Costs of loans and financings in Brazil were 27.43% lower year-on-year, due to amortizations in the period, and a lower accumulated CDI rate (the main indexor of contracts).

•                  Other financial revenues 48.11% lower in 3Q09 – at R$ 11,348, compared to R$ 21,868 in 3Q08 – this is because there were tax credits from previous years accounted in 3Q08.

•                  Other financial expenses 135.77% higher, due to penalty payments totaling R$ 31,152 accounted in September 2009 due to rescission of a contract with a Free Consumer. The electricity made available will be sold to other consumers.

Income tax and Social Contribution tax; effective tax rate

In 3Q09, Cemig GT’s expense on income tax and the Social Contribution tax was R$ 133,077, on pre-tax profit of R$ 458,018, a percentage of 29.05%. In 3Q08 the expense on income tax and the Social Contribution tax was R$ 124,141, on profit of R$ 422,547, before tax effects – a percentage of 29.38%. Tax advantages of R$ 17,902 in 3Q09, and R$ 15,994 in 3Q08, resulted from payment of Interest on Equity.

**********************

INDEPENDENT AUDITORS’ REVIEW REPORT

To

The Board of Directors

Cemig Geração e Transmissão S.A.

Belo Horizonte - MG

1.               We have reviewed the Quarterly Financial Information – ITR of Cemig Geração e Transmissão S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2009, comprising the balance sheets, the statements of income, changes in shareholders’ equity and of cash flows, the explanatory notes and management report, which are the responsibility of its management.

2.               Our review was conducted in accordance with the specific rules set forth by the IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information – ITR; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.               Based on our review, we are not aware of any material modification that should be made in accounting information included in the Quarterly Financial Information – ITR described above, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information – ITR, including the Instruction CVM Nº 469/08.

4.               As mentioned in Note 2 to the financial information, the accounting practices adopted in Brazil have been changed in 2008 and the effects of the first time adoption were recognized of the Company and its subsidiaries on the fourth quarter of 2008 and disclosure in the financial statements for the year ended December 31, 2008. The statement of income, changes in shareholders’ equity and cash flow for the quarter ended September 30, 2008, presented in connection with the Quarterly Financial Information – ITR, did not change for comparison purposes, as permitted by Direct Release/CVM/SNC/SEP nº 02/2009 (Ofício Circular).

5.               As described in Notes 5, 12 and 17 to the financial information, Cemig Geração e Transmissão S.A. has assets and liabilities recorded in relation to transactions for the sale and purchase of energy and other transactions on the Electricity Trading Chamber (CCEE) (previously called “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out to September 30, 2009, and may be changed as a result of decisions in current Court Proceedings brought by companies in the sector, in relation to the interpretation of the rules of the wholesale energy market in effect at the moment in which referred transactions are realized.

November 12, 2009

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG058176/O-0

5.                                                                                       Analysis of Third Quarter Results, Companhia Energética de Minas Gerais – CEMIG

Growth strategy based on the business portfolio Analysis of Results Third Quarter 2009 1/34

Disclaimer Some statements in this presentation constitute “forward-looking statements” as defined by the American Securities Law, and are subject to risks and uncertainties. “Forward-looking statements” are projections that may differ from final numbers and are not controlled by us. For a discussion of the risks and uncertainties as they relate to us, please see our 2008 Form 20F, in particular item 3, which contains “Basic Information - Risk Factors.” All amounts are in Brazilian GAAP. (In millions of reais unless otherwise indicated) This presentation is a translation, provided for information only. The original text is in Portuguese. 2/34

Execution of strategy raises Cemig to a new level The Strategic Plan determines sustainable growth, seeking to add shareholder value over the long term. Absolute leadership in sector consolidation                                                Significant growth in the transmission segment Creation of pioneering structure for expansion in the electricity sector Strategic partnerships are part of the growth model Financial strength positions Cemig as the leader in growth opportunities Credit quality makes it easier to access funds 3/34

Consolidated results in the third quarter of 2009 Net Income +8.64% 2.754 2.993 EBITDA -1.60% 1.090 1.072 Net Income +9.88% 516 567 3Q08 |3Q09 3Q08 3Q09 3Q08 3Q09 The Strategic Plan guides growth in all areas of activity Business portfolio ensures growth in consolidated results Results arising from commercial strategy focused on serving clients and taking advantage of market opportunities Commercialization of energy from Cemig GT continues driving our results EBITDA margin advances to 36% Change in EBITDA reflects non-controllable expenses of Cemig D 4/34

Third Quarter 2009 Highlights 5/34

Acquisition of Terna Part. concluded Payment of R$ 2.15 billion on November 3, 2009 The operation involved the purchase of 85.26% of the voting capital, and 65.85% of the total capital Price paid is equal to R$ 37.14 per “unit” (2 preferred shares + one common share) Represents a multiple of nearly 7.6 times EBITDA Acquisition in partnership with Investment Fund - FIP Coliseu Largest FIP created to invest in the Brazilian electricity sector: R$ 1.33 billion Attractive to investors, as it comprises assets already in operation Innovative acquisition structure enables Cemig to use it in other expansion opportunities, in line with its long-term Strategic Plan 6/34

MENU

INSTITUTIONAL INVESTORS
Shareholders Agreement
CEMIG
GERAÇÃO E TRANSMISSÃO S.A.
FIP COLISEU
51,00% KT
TAESA S.A.
MINORITY
85,27% ON -
—,– PN -
65,86% KT
14,73% ON -
100,00% PN
34,14% KT
Terna
Participações

KT .... Total Capital
ON .... Common Shares
PN .... Preferred Shares

7/34

Fip Coliseu: efficient vehicle for growth in the transmission sector INSTITUTIONAL INVESTORS Shareholders Agreement FIP COLISEU TAESA S.A. 51,00% KT MINORITY KT Total Capital ON - ---,-- PN - Common Shares PN Preferred Shares 85,27% ON 65,86% KT 14,73% ON - 100.00% PN 34,14% KT Terna Participacocs Terna’s new name: Transmissora Aliança de Energia Elétrica S.A - Taesa After the OPA (special public offering), the composition of the shares to be acquired from the minority shareholders will be as follows: Common shares: 49% Cemig GT and 51% FIP Preferred shares: 100% Cemig 7/34

Increased participation in TBE Approved by the Board of Directors on October 29 Seller: MDU Resources Luxembourg II LLC, S.a.r.l Approximate amount: R$ 100 million referring to September 30, 2009. Final amount depends on whether or not the partners exercise their right of first refusal Shares in the following companies will be acquired: Company Voting Capital Total Capital 13.3% 13.3% ENTE ERTE ECTE 13.3% 13.3% Up to 10% Up to 10% The operation still depends on approval by ANEEL, BNDES and other financing entities This acquisition shows Cemig’s growth strategy through minority shares, ensuring partners the right of first refusal 8/34

Cemig advances in the transmission sector Segment with greatest cash flow predictability and stability Long-duration contracts readjusted for inflation After the expanded participation in TBE and acquisition of Terna, contribution of the transmission business to the Company’s consolidated EBITDA would have been close to 14% in 2008 (pro forma) New installed transmission capacity will reach 8,022 Km Grid with national reach: presence in 13 Brazilian states and in the Federal District Potential for synergies to be explored 9/34

Credit quality: Cemig ensures founds for expansion R$ 2.7 billion raised in Cemig GT promissory notes, with strong demand from the market Funds will be used to acquire TERNA and for other investments Financial indicators regarding indebtedness remain within the limits of the Company’s By-Laws projected for acquisition scenarios Standard and Poor’s releases Cemig’s rating: Global: Cemig H,D and GT: BB National: Cemig H and GT: brAA- Cemig D: brAA Moody’s confirms investment Grade status for Cemig D and Cemig GT (Aa1.br), with Cemig H just one notch below (Aa2.br) 10/34

New generation projects: continuous growth Start Up of Baguari Hydroelectric Plant Installed Capacity: 140 MW Cemig’s Participation: 34% 120 days earlier than the initial schedule Start Up of Parajuru Wind Plant 28.8 MW of installed capacity Cemig’s Participation: 49% Presence in the wind sector is strategic Brazilian potential estimated to be 140 GW By the end of the year, an additional 70.8 MW will be inaugurated by Cemig We are studying more than 400 MW in new projects through partnerships Cemig’s new installed generation capacity: 6,754 MW 11/34

MENU

Investment Program

Acquisitions in 2009:

Basic Investment Program(1)

Business	Through Sept 2009(3)	2009(2)	2010	2011	2012
CEMIG Generation and Transmission	24.6	132.8	87.7	88.6	100.9
Generation	16.8	72.2	47.8	55.5	65.0
Transmission	6.3	33.3	7.7	10.9	13.4
Environment	0.4	6.8	11.8	4.4	4.1
Others	1.1	20.6	20.4	17.7	18.4
CEMIG Distribution	394.1	836.8	608.7	551.6	570.8
Sub-Transmission	139.2	380.6	226.8	188.0	179.6
Distribution	238.0	331.1	271.0	255.0	260.6
Environment	2.9	5.8	10.1	10.3	11.0
Others	14.0	119.2	100.7	98.3	119.7
CEMIG Holding	0.0	0.7	0.7	0.7	0.7
Others	0.0	0.7	0.7	0.7	0.7
Total Investments	418.7	970.2	697.0	640.9	672.4

(2) Includes the Cresce Minas Program

12/34

Investment Program Basic Investment Program(l) Acquisitions in 2009: Expanded participation in TBE to 38.13%: acquisition of Brookfield portion for R$ 505 million, and participation in MDU for almost R$ 100 million (*) Acquisition of 49% in three wind plants - R$ 213 million: payment in August Acquisition of Tema Participates - R$ 1.05 billion (Cemig parcel does not indude OPA): payment on Nov. 3, 2009 Business Through Sept 2009(3) 2009(2) 2010 2011 2012 0.0 CEMIG Generation and Generation Transmission Environment Others Sub-Transmission Distribution Environment Others Others 16.8 6.3 0.4 1.1 139.2 132.8 87.7 72.2 47.8 55.5 65.0 7.7 10.9 13.4 6.8 11.8 4.4 20.6 20.4 17.7 18.4 836.8 380.6 226.8 188.0 179.6 331.1 271.0 255.0 260.6 5.8 10.1 10.3 11.0 119.2 100.7 98.3 119.7 0.7 0.7 0.7 0.7 (1) Estimated values as of 2009, in accordance with company planning, at prices from June 2009. These include routine basic investments for the Distribution, Generation, Transmission and Holding Companies (P1). (2) Includes the Cresce Minas Program (3) Does not include increased participation in TBE: R$ 505 million (*) Refers to Sept. 30, 2009. Approximate values, depending on partners’ options 12/34

Market Recognition Sustainability Selected as Utilities Supersector Leader by the Dow Jones Sustainability Index 10th consecutive year in the Index, since its creation Classified as a leader in sustainability by OEKOM OEKOM is one of the main sustainability rating agencies in the world Institutions that consider OEKOM criteria currently represent 90 billion Euros Telecommunications - Infovias Two awards were given by Anuario Telecom 2009: Company of the Year 2008, as best network infrastructure company One of the 10 most profitable telecom companies in the country in 2008 36th Apimec Award Best publicly traded company: Efficiency category in relating with its investors and in attention to sending information Best Investor Relations professional Dow Jones Sustainability Indexes Corporate Responsibility TELECOM. 2009 ekom research ABRACONEE Award Best balance sheet in the electricity sector among publicly traded companies 13/34

Analysis of 3rd Quarter 2009 Results ENERGY SALES REVENUES AND EXPENSES EBITDA NET INCOME OTHER ANALYSIS 14/34

Consolidated sales volume - 3Q09 Electricity sold - GWh: Changes by consumer category in 3Q09/3Q08 15,552 156 1,537 50 41 25 607 429 15,242 -1.99% 3Q08 Residential Industrial Commercial Rural Others Supply PLD 3Q09 In Brazil, the industrial sector was the area most affected by the crisis For the Cemig group, this impact was softened (reduction of only 2% in energy sold) due to: Cemig GT contracts have take-or-pay clauses of a minimum of 90% Experience in marketing leads to innovative solutions Cemig successfully reallocates energy available from free clients Growth in supply due to sales to distributors in adjustment auction Increased consumption in distributors’ Residential and Commercial classes 15/34

Cemig GT sales volume - GWh Electricity sold - GWh: variations by consumer category in 3Q09 8.633 1.237 46 1.211 172 8.733 +1,16% 3Q08 FreeClient Commercial Regulated CCEE(PLD) 3Q09 Commercial strategy ensures a sales record for Cemig GT Reduced demand from free clients was mitigated by sales in adjustment auction Available energy was used in short-term contracts with distributors at better prices: R$145/MWh Crisis turns into an opportunity to increase market share and improve commercial relationship with clients Electricity sold, by market (GWh) 3Q08 4Q08 1Q09 2Q09 3Q09 CCEE REGULA E ACL FREE CLIENT 16/34 378 378 773 255 549 3.000 3.036 3.012 4.337 4.165 5.255 5.159 4.138 4.009 4019

Cemig D sales by category in 3Q09 Electricity sold - GWh: changes 3Q09 Adjusted energy sold - GWh: changes in 3Q09 5,765 5,666 5,664 5,666  3Q08 3Q09 3Q08 3Q09 -1.70% RESIDENTIAL INDUSTRIAL COMMERCIAL RURAL OTHERS Market at the same level of 3Q08, due to the performance of the residential and commercial sectors Drop in industrial consumption amplified by migration of load to the free market Adjusted by this migration, this drop would be 13% Sales growth in 2009 signals recovery in each quarter: + 2.6% (3Q09/2Q09) Sales by category-GWh Final Consumer 3Q09 3Q08 VAR% RESIDENTIAL 1,951 1,806 8.0 INDUSTRIAL 1,220 1,496 (18.4) COMMERCIAL 1,102 1,055 4.5 RURAL 675 715 (5.6) OTHERS 718 693 3.6 TOTAL 5,666 5,765 (1.7) 13% 12% 34%  19% 22% 17/34

Analysis of 3rd Quarter 2009 Results ENERGY SALES REVENUES AND EXPENSES EBITDA NET INCOME OTHER ANALYSIS 18/34

Consolidated net revenue Evolution of Consolidated Net Revenue - 3Q09/3Q08 R$ million 2.754 186 163 28 42 66 123 39 2.993 3Q08 End Users TUSD CCEE Network Use (*) Others Deductions 3Q09 Robust growth of 8.7 in net income (3Q09/3Q08) Sales to final consumers continue to grow intensely Perspectives for improvement in growth in net income in 4Q09 (*) Economic offset from tariff revision recorded in the first quarter of 2009 19/34

Consolidated operating expenses – 3Q09 Evolution of consolidated expenses - 3Q09/3Q08 Quartely Expenses- R$ Million  1,835 2,093 14.1% 3Q08 3Q09 285 33 3 24 -3 -25 5 8  -13 -13 -23 -23 PURCHASED ENERGY PERSONNEL DEPRECIATION BASIC TRANSMISSION CONTRACTED SERVICE POST-RETIREMENT MATERIALS ROYALTIES GAS PURCHASED OPERATING PROVISIONS RAW MATERIAL OTHERS Increase in operating expenses due to non-controllable costs Growth in energy purchases due to the 24% increase in the average tariff for energy purchased for resale 20/34 +8, 68%

Analysis of 3rd Quarter 2009 Results ENERGY SALES REVENUES AND EXPENSES EBITDA NET INCOME OTHER ANALYSIS 21/34

EBITDA by Company Evolution in EBITDA by company in 3Q09/3Q08 1.090 66 8 16 2 23 35 1.072 -1,60% 3Q08 Cemig D Cemig GT RME Gasmig TBE Others 3Q09 Business portfolio ensures stability  Results of Cemig GT due to commercial strategy Results of Cemig D: Non-controllable expenses 6% 1% 4% 6% 30% 53% EBITDA by Company 3Q09 Cemig D Cemig GT RME Gasmig TBE Others 22/34

EBITDA and EBITDA Margin - Consolidated Quarterly Evolution of Consolidated EBITDA EBITDA margin % 40 34 33 35 36 37 1,090 948 780 1,035 1,072 1,067 3Q08 4Q08 1Q09 2Q09 3Q09 Market Expectation EBITDA margin grows for the second consecutive quarter, reaching 36% EBITDA remains stable in relation to the pre-crisis period (3Q09/3Q08) Value realized in line with market expectations 23/34

Analysis of 3rd Quarter 2009 Results ENERGY SALES REVENUES AND EXPENSES EBITDA NET INCOME OTHER ANALYSIS 24/34

Net income by company Evolution of net income by company in 3Q09/3Q08 516 12 26 18 2 19 14 567 +9.88% 3Q08 Cemig D Cemig GT RME Gasmig TBE Others 3Q09 2% 4% 2% 2% 56% 34% Net Income by Company - 3Q09 Net Income has grown approximately 10% Results of Cemig GT reflects company’s commercial strategy Transmission sector immune to by market oscillations CEMIG D CEMIG GT RME GASMIG TBE OTHERS 25/34

Consolidated net income Quarterly evolution of consolidated net income (net margin %) net margin% 19 10 14 18 19 18 516 281 336 524 567 523 3Q08 4Q08 1Q09 2Q09 3Q09 Market Expectation We attained our best Net Income in the last 4 quarters Results driven by growth in all operations Commercial strategy and balanced business portfolio resulted in Net Margin reaching 19% 26/34

Analysis of 3rd Quarter 2009 Results ENERGY SALES REVENUES AND EXPENSES EBITDA NET INCOME OTHER ANALYSIS 27/34

Strong Cash Flow Position Sustains Investments CASH FLOW STATEMENT VALUES IN MILLION OF REAIS 3Q09 3Q08 Cash at start of period 2,251 2,002 Cash from operations 1,363, 1,331 Net income 567 516 Depreciation and amortization 173 170 Suppliers 36 85 Deferred Tariff Adjustment - 99 Regulatory Asset - Transmission Tariff Review 21 - Other adjustments 566 461 Financing activity 100 29 Financing obtained and capital increases 121 69 Payment of loans and financing (9) (40) Interest on Own Capital and Dividends (12) - Investment activity (945) (350) Investments (50) (377) Property, Plant and Equipment/Intangible (895) (27) Cash at the end of period 2.769 3.012 28/34

Debt profile lengthened with cost reductions Maturity Schedule (Average period: 4 years) 1,063 887 1,016 1,249 1,339 1,104 491 244 676 2009 2010 2011 2012 2013 2014 2015 2016 2017 a 2031 1% 8% 4% 11% 5% 1% 1% 4% 65% Yen Dolar CDI Others Ipca Igpm Urtj RGR/Finel Tr Main Indexes Captured basic interest rate reduction 9.7-set/08 9.0-dez/08 7.3-mar/09 5.8-jun/09 5.4-set/09 Consolidated Debt 9/30/2009 Description Cemig Consolidated Cemig GT Cemig D Total Debt 8,069 3,464 2,614 Debt in Foreign Currency 405 5% 113 3% 206 8% Net Debt (1) 5,300 2,049 2,101 EBITDA/interest 5.49 7.15 3.69 Net Debt/EBITDA 1.38 0.91 2.19 Net Debt./(Net Debt + Equity) 32.98% 32.15% 44.31% (1) Net Debt = Total Debt - Availabilities 29/34

Balanced operations portfolio sustains growing EBITDA EBITDA by Business - 3Q09 GENERATION TRANSMISSION DISTRIBUTION GAS EBITDA by Company EBITDA 3Q09 9M09 Cemig GT 564 1,779 Cemig D 321 623 RME 66 140 TBE 41 81 Gasmig 14 36 Infovias 16 48 Others 50 181 TOTAL 1,072 2,888 30/34

MENU

WE ARE EXPANDING OUR NATIONAL LEADERSHIP

Activities in 19 states in Brazil

PA
MA
CE
RO
MT
GO
PR
SC
RJ
CHILE

* Aproximately due to Terna acquisition

31/34

WE ARE EXPANDING OUR NATIONAL LEADERSHIP Largest distribution company - Market share: 12% 3rd-largest transmission group - Market share: 10%* 3rd-largest generation group - Market share: 7% Long-term goal is to attain 20% market share in the power sector Transmission Transmission under construction Cemig Free Client Energy purchase Gas Distribution Distribution Generation Generation under Construction Wind generation under construction See All Aproximately due to Terna acquisition 31/34

MENU

Investor Relations

ri@cemig.com.br

Telephone: (55 - 31) 3506-5024

Fax: (55 - 31) 3506-5025

CEMIG

A Melhor Energia do Brasil.

CMIG4 NÍVEL 1 BOVESPA BRASIL | CMIG3 NÍVEL 1 BOVESPA BRASIL | CIG.C LISTED NYSE | CIG LISTED NYSE | Latibex | Dow Jones Sustainability Indexes Member 2009/10 | ISE Índice de Sustentabilidade Empresarial

32/34

Investor Relations ri@cemig.com.br Telephone: (55-31) 3506-5024 Fax: (55-31) 3506-5025 CEMIG A Melhor Energia do Brasil. 32/34

Glossary ACR: Regulated Contracting Environment in which purchases and sales involving Distributors occur by means of public auctions. ACL: Free Contracting Environment, in which purchases and sales of electricity among Free Clients, Marketers and Generators occur, through freely negotiated bilateral contracts. ANEEL: The Brazilian energy sector is regulated by ANEEL, an independent federal regulatory agency. BRGAAP: Brazilian accounting principles. CCC - Conta Consumo de Combustiveis Fósseis [Fossil Fuel Consumption Account]: The CCC was created to generate financial reserves to cover higher costs associated with greater use of thermoelectric plants in the event of drought, as a function of the fact that marginal operating costs of thermoelectric plants are higher than those of hydroelectric plants. Every energy company must make an annual contribution to the CCC. The annual contributions are calculated based on cost estimates of the fuel required by thermoelectric plants in the following year. CCEE - Câmara de Comercializaçâo de Energia Elètrica [Electricity Marketing Council]: Its purpose is to make marketing electricity on the National Interconnected System viable. CDE - Conta de Desenvolvimento Energètico [Energy Development Account]: Source of the subsidy created to make alternative sources of energy - such as wind-driven and biomass - competitive, and to promote unrversalization of electricity services. Its resources come from annual payments made by concessionaires for the use of public assets, penalties and fines imposed by ANEEL, and the CDE will remain operational for 25 years, and it will be administered by Eletiobrâs. DEC - Durâçao Equivalente de Intemipçâo por Unidade Consumidora [Equivalent Duration of Interruption per Consumer Unit]: During a period observed in each consumer unit of a group that is being considered, the average interval of time of an interruption in electricity distribution. Dividend Yield: The annual percentage of return that a shareholder receives in the form of dividends and Interest on Own Capital (per share) in relation to the share price. FEC - Freqüéncia Equivalente de Interrupçâo de Energia [Equivalent Frequency of Electricity Interruption]: Number of interruptions in electricity distribution that occur on average during an observed period, in each consumer unit of a determined group. GSF: Generating Scaling Factor. The factor used to determine the Allocated Energy from each generator participating in the National Interconnected System. It is calculated as a function of availability of generation and the verified market, among other parameters. FIDC (Receivables Fund) - Fund of credit rights. It is formed of realizable assets. Hedge: Term that means safeguard. It is a mechanism used by people or companies who need to protect themselves against price fluctuations that usually occur in commodities or exchange markets. EBITDA: Earnings Before Interest (Financial Results), Taxes, Depredation and Amortization. It states the Generation of Operating Cash of a company, and provides a snapshot of how much money a company is generating from its main business. EBITDA / NET OPERATING REVENUES (EBITDA MARGIN): Percentage that relates Generation of Operating Cash with Operating Revenues. It shows the percentage at which revenues become cash after operations, giving an idea of the business’ profitability. 33/34

Glossary Payout - Percent of net income to be distributed as dividends. P/L (Price to Earnings Ratio) - Relationship between share price and profit per share. PL-Shareholders’ Equity PLD - Price for liquidation of Differences, called “Spot” price. RTD- Deferred Tariff Adjustment: ANEEL defined the results of the periodic tariff adjustment of Cemig Distribution, which includes restatement of electricity supply tariffs at levels that are compatible with preserving the economic-financial balance of the concession contract, providing sufficient revenues to cover efficient operating costs and adequate remuneration on investments. The average adjustment that was applied on a provisory basis to Cemig’s tariffs on April 8, 2003 was 31.53%, while the definitive tariff restatement for CEMIG should have been 44.41%. The 12.88% difference will be offset through an increase in each projected tariff adjustment to occur from 2004 to 2007, cumulatively. The difference between the tariff adjustment to which Cemig Distribution has a right and the tariff effectively charged consumers was recognized as a Regulatory Asset. RTE - Extraordinary Tariff Restatement: Tariff adjustment granted in December 2001 to distributors and generators in regions that experienced rationing. Projected in the General Agreement of the Electricity Sector, it resulted in a 2.9% increase to tariffs for residential consumers (with the exception of low Income Consumers) and rural consumers, and 7.9% for other consumers. The objective of the adjustment was to replace the losses that energy distributors and generators had from the reduced consumption imposed by the government The duration of the adjustment varies according to the time necessary to recover each concessionaire’s losses. RGR - Global Reversion Reserve: Annual number embedded in concessionaires’ costs to generate resources for expansion and improvement of public electricity services. The amounts are collected on a monthly basis in favor of Eletrobras, which is responsible for administering resources, and they must also be used by Procel. Total Shareholder Return - This is the shareholder return obtained by adding dividends (yield) and the percentage appreciation of the shares. TUSD - Distribution System Usage Tariffs: The TUSD is paid by generation companies and by Free Clients for use of the distribution system of the distribution concessionaire to which the generator or free client is connected, and it is revised annually according to the inflation index and investments made by the distributors in the previous year to maintain and expand the network. The amount to be paid by the user connected to the distribution system is calculated by multiplying the amount of energy contracted with the distribution concessionaire for each connection point, in kW, by the tariff in RS/kW, which is established by ANEEL. UHE - Hydroelectric Plant: Plant that uses mechanical energy from water to turn the turbines and generate electricity. UTE - Thermoelectric Plant: Plant in which the chemical energy contained in fossil fuels is converted into electricity. Market value - This is the value of the company calculated by multiplying the number of shares by their respective price. WACC - Weighted Average Cost of Capital: average weighted cost of capital. 34/34

6.                                                                                       Summary of Principal Decisions of the 99th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., October 23, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company

CNPJ 06.981.176/0001-58

NIRE 31300020550

Board meeting of October 23, 2009:

Summary of principal decisions

At its 99th meeting, held on October 23, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

1.               Signing of an amendment to a contract for implementation of the CresceMinas Program — Transmission and Sub-transmission Lot 3.

2.               Signing of an amendment to a contract for implementation of the CresceMinas Program — Transmission and Sub-transmission Lot 6.

3.               Signing of documents in the process of acquisition of Terna Participações S.A.

4.               Refinancing of debt.

5.               Guidelines for the Collective Work Agreement.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.                                                                                       Summary of Principal Decisions of the 100th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 13, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company

CNPJ 06.981.176/0001-58

NIRE 31300020550

Board meeting of November 13, 2009:

Summary of principal decisions

At its 100th meeting, held on November 13, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following:

•      Increase in the capital of Empresa Brasileira de Transmissão de Energia S.A. - EBTE.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.                             Summary of Minutes of the 92nd Meeting of the Board of Directors, Cemig Distribuição S.A., August 24, 2009

CEMIG DISTRIBUIÇÃO S.A.

CNPJ 06.981.180/0001-16 – NIRE 31300020568

Summary of minutes of the 92nd meeting of the Board of Directors.

Date, time and place:	August 24, 2009, at 11.30 a.m., at the Company’s head office,
Av. Barbacena 1200, 17th Floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil
Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I          The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II       The Board approved:

a)       The proposal by the Chairman, in view of the resignation of the Chief Officer for the Gas Division, José Carlos de Mattos, as per a letter in the Company’s possession, and in view of the provisions of Clause 18, §3, of Cemig’s Bylaws, the provisions of the sole sub-paragraph of Clause 13 of the Bylaws of Cemig D, and to elect Mr. Márcio Augusto Vasconcelos Nunes, duly described in the minutes of this meeting, as Chief Officer for the Gas Division, to fulfill the same period of office as the other current Chief Officers, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2010, in view of his election by the Board of Directors of Cemig, just prior to this present meeting, as Chief Officer for the Gas Division of that Company.

b)        The minutes of this meeting.

III     The Board authorized:

a)       Signature of the Partnership Undertakings with Cemig, Cemig GT and the Municipal Councils for the Rights of Children and Adolescents participating in the AI6% Program, for the pass- through of donations raised from employees of Cemig, Cemig D and Cemig GT, in the maximum amount of R$ 2,200,000, and payment of part of 1% of the income tax owed by Cemig, Cemig D and Cemig GT, into Municipal Funds for the Rights of Children and Adolescents, for application in programs and projects developed in the ambit of the Municipality, valid until August 31, 2010.

b)       Signature of the following amendments to contracts:

•    the Sixth Amendment to Contract 4570007711, with MG Setel Serviços em Telecomunicações e Eletricidade Ltda.;

•    the Fifth Amendment to Contract 4570007953, with Holos Consultores Associados Ltda.; and

•    the Fifth and Six Amendments to Contracts 4570007716 and 4570007959, with Engedata Engenharia e Informática Ltda.,

to extend those contracts, on an exceptional basis, from 60 to 72 months, relating to the services of consumer meter reading in kWh, of the “B” Group, through micro-data readers, in the area of operation of the Distribution Services Management Units of: Uberlândia, Montes Claros and Governador Valadares.

IV       The Board Re-ratified CRCA (Board Spending Decision) 060/2008, to alter the value of Technical and Financial Cooperation Working Agreement 30.058/08, signed with the Minas Gerais State Transport and Public Works Department (Setop/MG) and the Minas Gerais State Highways Department (DER/MG), the object being to reallocate service and execution of public illumination in the works of extension of the cover structure for the Arrudas brook (Ribeirão Arrudas) and construction of the Hospitais Station, the other terms of that CRCA remaining unchanged.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

V        Votes against: The Board approved the election of the chief officer, referred to in subclause “a” of Item II above, with votes against by the Board members Evandro Veiga Negrão de Lima and Jeffery Atwood Safford.

VI       The Chairman stated that, since the matter of signature of the amendment to a contract with A&C Centro de Contatos S.A. had not yet been made available, it would be dealt with at a later date.

VII     The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;
Deputy CEO:	Arlindo Porto Neto;
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;
Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto;
Chief Officer for Finance, Investor Relations
Officer and Control of Holdings:	Luiz Fernando Rolla;
Director without specific designation:	Luiz Henrique de Castro Carvalho;
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha.
Chief New Business Development Officer:	José Carlos de Mattos;
Chief Officer for the Gas Division	Márcio Augusto Vasconcelos Nunes

VIII  The elected Chief Officer stated — in advance — that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in any company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig D, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and of the Senior Administration of the State of Minas Gerais.

IX      The following spoke on general matters and business of interest to the Company:

The Chairman;
The Vice-Chairman;
Board members:	André Araújo Filho,	Jeffery Atwood Safford,
	Evandro Veiga Negrão de Lima,	Maria Estela Kubitschek Lopes;
Chief Officers:	Marco Antonio Rodrigues da Cunha,	Fernando Henrique Schüffner Neto;
Superintendent:	Ricardo Luiz Diniz Gomes;
Manager:	João José Magalhães Soares.

The following were present:

Board members:	Sergio Alair Barroso,	Maria Estela Kubitschek Lopes,
	Djalma Bastos de Morais,	Jeffery Atwood Safford,
	Alexandre Heringer Lisboa,	Marco Antonio Rodrigues da Cunha,
	André Araújo Filho,	Cezar Manoel de Medeiros,
	Eduardo Lery Vieira,	Fernando Henrique Schüffner Neto,
	Evandro Veiga Negrão de Lima,	Franklin Moreira Gonçalves,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro;
João Camilo Penna,
Superintendent:	Ricardo Luiz Diniz Gomes;
Manager:	João José Magalhães Soares;
Secretary:	Anamaria Pugedo Frade Barros.

(Signed:) Anamaria Pugedo Frade Barros

Registry with the Commercial Board of Minas Gerais State:
I certify registration on: November 5, 2009
Under number: 4228750.
Protocol No. : 09/708.490-5
(Signed:) Marinely Paula Bomfim
General Secretariat Office

9.                                                                                       Summary of Principal Decisions of the 93rd Meeting of the Board of Directors, Cemig Distribuição S.A., October 23, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed Company

CNPJ 06.981.180/0001-16

Board Meeting of October 23, 2009:

Summary of principal decisions

At its 93rd meeting, held on October 23, 2009, the Board of Directors of Cemig Distribuição S.A. decided the following:

1.               Signing of an amendment to a contract for implementation of the CresceMinas Program — Transmission and Sub-transmission Lot 1.

2.               Signing of an amendment to a contract for implementation of the CresceMinas Program — Transmission and Sub-transmission Lot 2.

3.               Signing of an amendment to a contract for implementation of the CresceMinas Program — Transmission and Sub-transmission Lot 3.

4.               Signing of an amendment to a contract for implementation of the CresceMinas Program — Transmission and Sub-transmission Lot 6.

5.               Contracting of services of rental of equipment, temporary use of software and maintenance and technical assistance for the meter reading information capture system.

6.               Signing of a technical and financial working agreement with the State of Minas Gerais, through its Sport and Youth Department (SEEJ), with the state Government Secretariat (Segov) as consenting party.

7.               Refinancing of debt.

8.               Guidelines for the Collective Work Agreement

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.                          Summary of Minutes of the 466th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, June 24, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64
NIRE 31300040127

Summary of minutes of the 466th meeting of the Board of Directors

Date, time and place:	June 24, 2009 at 9.30 a.m. at the company’s head office,
Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chairman: Sergio Alair Barroso;
Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I          The Chairman asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated that there was no such conflict of interest.

II       The Board approved:

a)       The proposal by the Chairman, in view of the resignation of the Chief Officer for the Gas Division, José Carlos de Mattos, as per a letter in the Company’s possession, to elect Mr. Márcio Augusto Vasconcelos Nunes, duly described in the minutes of this meeting, as Chief Officer for the Gas Division, to fulfill the same period of office as the other current Chief Officers, that is to say until the first meeting of the Board of Directors held after the Annual General Meeting of 2010.

b)       Vote by the representative of the Company in the Extraordinary General Meeting of Stockholders of Gasmig, in favor of:

A)       Authorizing the private issue of nonconvertible debentures to be subscribed by BNDESPar, under BNDESPar Decision Dir. 83/2009, of August 17, 2009, and signing, with BNDESPar, of the Contractual Undertaking to Subscribe a Private Issue of Non- convertible Debentures.

B)       Signing of the Private Deed of the First Debenture Issue by Gasmig.

C)       Signing of the Contract of Assignment and Linking of Revenues, Administration of Accounts and Other Matters between Gasmig, BNDESPar and the Collecting/Depository Bank to be contracted, for the purpose of guaranteeing punctual and full payment of any obligations arising from the dimension of Gasmig’s First Issue.

c)        The minutes of this meeting.

III      The Board authorized:

a)       Signing of Partnership Undertakings with Cemig GT, Cemig D and the Municipal Councils for the Rights of Children and Adolescents participating in the AI6% Program, for the pass-through of donations raised from employees of Cemig, Cemig D and Cemig GT, in the maximum amount of R$ 2,200,000, and payment of part of 1% of the income tax owed by Cemig, Cemig D and Cemig GT, into Municipal Funds for the Rights of Children and Adolescents, for application in programs and projects developed in the ambit of the Municipality, valid until August 31, 2010.

b)       Signing, as Consenting Party, of the Counter-guarantee Contract between Usina Termelétrica Barreiro S.A. and an insurance company, to provide a counter-guarantee to a court guarantee insurance contract, for the period of 12 months, able to be extended, by amendments, until completion of Case No. 002409534852-0, before the 7th State Tax Court.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

IV       The Board elected Mr. Márcio Augusto Vasconcelos Nunes as a sitting member of the Board of Directors of Gasmig, to serve for the current period of office, that is, until the Annual General Meeting to be held in 2011 or until a duly elected successor is sworn in; and as CEO of that company, to serve the present mandate, that is to say, until the first meeting of the Board of Directors held after the Annual General Meeting of 2011 or until a duly elected successor is sworn in.

V        Votes against: The election of a chief officer, referred to in subclause “a” of Item II above, took place with votes against by the Board members Evandro Veiga Negrão de Lima and Jeffery Atwood Safford.

VI      The Chairman stated that the members of the Executive Board are now as follows:

CEO:	Djalma Bastos de Morais;
Deputy CEO:	Arlindo Porto Neto;
Chief Trading Officer:	Bernardo Afonso Salomão de Alvarenga;
Chief Distribution and Sales Officer:	Fernando Henrique Schüffner Neto;
Chief Officer for Finance, Investor Relations
Officer and Control of Holdings:	Luiz Fernando Rolla;
Chief Generation and Transmission Officer:	Luiz Henrique de Castro Carvalho;
Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha.
Chief New Business Development Officer:	José Carlos de Mattos;
Chief Officer for the Gas Division:	Márcio Augusto Vasconcelos Nunes

VII    The Chief Officer elected stated , in advance, that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in a company that could be considered a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

IX      The following spoke on general matters and business of interest to the Company.

Board members; Chief Officer Marco Antonio Rodrigues da Cunha; Superintendent Ricardo Luiz Diniz Gomes; and Manager João José Magalhães Soares.

The following were present:

Board members:	Sergio Alair Barroso,	Maria Estela Kubitschek Lopes,
	Djalma Bastos de Morais,	Jeffery Atwood Safford,
	Alexandre Heringer Lisboa,	Marco Antonio Rodrigues da Cunha,
	André Araújo Filho,	Cezar Manoel de Medeiros,
	Eduardo Lery Vieira,	Fernando Henrique Schüffner Neto,
	Evandro Veiga Negrão de Lima,	Franklin Moreira Gonçalves,
	Francelino Pereira dos Santos,	Lauro Sérgio Vasconcelos David,
	Guy Maria Villela Paschoal,	Paulo Sérgio Machado Ribeiro;
João Camilo Penna,
Superintendent:	Ricardo Luiz Diniz Gomes;
Manager:	João José Magalhães Soares;
Secretary:	Anamaria Pugedo Frade Barros.

(Signed:) Anamaria Pugedo Frade Barros

Registry with the Commercial Board of Minas Gerais State:
I certify registration on: November 5, 2009
Under number: 4228751.
Protocol No. : 09/708.491-3
(Signed:) Marinely Paula Bomfim
General Secretariat Office

11.                                                                                 Summary of Principal Decisions of the 467th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, October 23–28, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

Board Meeting of October 23, 2009:

Summary of principal decisions

At its 467th meeting, begun on October 23 and concluded on October 28, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.               Appointment of Directors of Cemig to management of Transmissora Atlântico de Energia Elétrica S.A. – Taesa.

2.               Acquisition of assets.

3.               Concession of guarantee in transactions to be contracted with Banco do Brasil.

4.               Filing of legal action against the federal government in relation to the rate of the Finsocial tax.

5.               Signing of documents in the process of acquisition of Terna Participações S.A.

6.               Guidelines for the Collective Work Agreement.

7.               Exceeding of the financial covenants specified in the Bylaws.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.                                                                                 Material Announcement, CEMIG’s Board of Directors approves a share purchase agreement for acquisition of shares of ENTE, ERTE and ECTE, Companhia Energética de Minas Gerais — CEMIG, October 28, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE: 33300266003

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, in accordance with CVM Instruction 358 of January 3, 2002, as amended, that:

On October 28, 2009 the Board of Directors of Cemig authorized the signature of a Share Purchase Agreement with MDU Resources Luxembourg II LLC, S.a.r.l. for acquisition of shares representing 13.3% of the voting and total stock of Empresa Norte de Transmissão de Energia S.A. (ENTE), 13.3% of the voting and total stock of Empresa Regional de Transmissão de Energia S.A. (ERTE) and up to 10% of the voting and total stock of Empresa Catarinense de Transmissão de Energia S.A. (ECTE).

Conclusion of the transaction and actual acquisition of the shares by CEMIG is subject to approval of transfer of the shares by the Brazilian Electricity regulator, Aneel (National Electricity Agency), by the Brazilian Development Bank (BNDES), and by other financing bodies.

Belo Horizonte, October 28, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13.                                                                                 Market Announcement, Commencement of Public Distribution of Commercial Promissory Notes, Cemig Geração e Transmissão S.A., October 30, 2009

Cemig Geração e Transmissão S.A.

COMPANHIA ABERTA

CNPJ 06.981.176/0001-58

NIRE 31300020550

MARKET ANNOUNCEMENT

Cemig Geração e Transmissão S.A. – CEMIG GT, a wholly-owned publicly-held subsidiary of CEMIG, hereby inform the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), the BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the market in general, in accordance with Instruction 358 of the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), of January 3, 2002, as amended, that:

In accordance with the Announcement of Commencement of Public Distribution published on September 10, 2009 and republished on September 30, 2009, Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”) has today issued 270 Commercial Promissory Notes, of its third issue, each with nominal unit value of R$ 10,000,000.00, making up a total amount of R$2,700,000,000.00. The notes are nominal, physically issued, in a single series, and have the guarantee of CEMIG.

Belo Horizonte, October 30, 2009

Marco Antonio Rodrigues da Cunha

Acting Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200 /12th floor  Santo Agostinho  30190-131 Belo Horizonte, MG  Brazil  Tel.: +55 31 3506-5024  Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.                                                                                 Announcement of Completion of Public Distribution of Commercial Promissory Notes, Cemig Geração e Transmissão S.A.

This announcement is for information only, and is not an offer of Promissory Notes for sale.

ANNOUNCEMENT OF COMPLETION OF PUBLIC DISTRIBUTION OF COMMERCIAL PROMISSORY

NOTES ISSUED BY

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Registered with the CVM – CVM Nº: 02032-0

CNPJ Nº: 06.981.176/0001-58 – NIRE: 0623221310098

Av. Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho

30190-131 Belo Horizonte, Minas Gerais, Brazil

ISIN Code: BRCMGTNPM023

Risk rating: Fitch: F1+(bra)

LEAD MANAGERS

BB – BANCO DE INVESTIMENTO S.A. IS THE LEAD MANAGER

CEMIG GERAÇÃO E TRANSMISSÃO S.A. (“the Issuer” or “the Company”), BB BANCO DE INVESTIMENTO S.A. (“BBBI” or “the Lead Manager”), CAIXA ECONÔMICA FEDERAL (“Caixa”), HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (“HSBC”), BANCO VOTORANTIM S.A (“Votorantim”), BES INVESTIMENTO DO BRASIL S.A. – BANCO DE INVESTIMENTO (“BES”), and BANCO BTG PACTUAL S.A. (formerly named Banco UBS PACTUAL S.A. (“BTG Pactual”) (when referred to jointly, “the Managers”) hereby inform the public, in accordance with the terms of CVM Instruction 400, of December 29, 2003, as amended, of the closing of the public offering (“the Offering”) of 270 (two hundred and seventy) commercial promissory notes of the Issuer’s Third Issue, all nominal and physically issued, in a single series, with Nominal Unit Value of R$ 10,000,000.00 (ten million Reais) on the Issue Date (“the Promissory Notes”), making up a total of:

R$ 2,700,000,000.00

The Issue was approved in meetings of the Board of Directors of the Company held on July 23, 2009 and August 27, 2009, the minutes of which were filed with the Commercial Board of the State of Minas Gerais (“JUCEMG”) on September 3 and 8, 2009, under numbers 4189606 and 4191508, respectively, and published on September 9, 2009 in the Official Gazette of the State of Minas Gerais, and in the newspapers “Valor Econômico – Edição Nacional” and “O Tempo”. The Promissory Notes have the guarantee of Companhia Energética de Minas Gerais (“the Guarantor”), as approved in meetings of the Guarantor’s Board of Directors, held on July 23, 2009 and August 27, 2009, the minutes of which were filed at JUCEMG on August 27 and September 4, 2009, under the numbers 4186137 and 4190555, and published, on September 3 and 9, 2009, respectively, in the Official Gazette of the State of Minas Gerais and in the newspapers “Valor Econômico – Edição Nacional” and “O Tempo”.

This table gives final data on the distribution of the Offering:

		Promissory	Acquisition
		Notes	value (R$
Type of Acquirer of the Promissory Notes	Acquirers	acquired	million)
Individuals	1	1	10
Investment clubs	—	—	—
Investment funds	105	214	2.140
Private pension plan entities	8	8	80
Insurance companies	2	2	20
Foreign investors	—	—	—
Intermediary Institutions participating in the distribution consortium	—	—	—
Financial institutions linked to the Issuer and/or to the participants of the distribution consortium	—	—	—
Other financial institutions	8	45	450
Other legal entities linked to the Issuer and/or to the distribution consortium participants	—	—	—
Other legal entities	—	—	—
Partners, managers, employees, attorneys-in-fact and other persons linked to the Issuer and/or to the consortium participants	—	—	—
Others	—	—	—
Total	124	270	2.700

The Promissory Notes have been registered for placement and trading on the NOTA – Commercial Notes Module, managed and operated by CETIP S.A. – Over-the-counter Market for Assets and Derivatives.

The Offering was duly registered with the CVM on October 6, 2009, under Nº CVM/SRE/RNP/2009/033.

MANDATED AND CUSTODIAN BANK

Banco Bradesco S.A.

Cidade de Deus, s/nº, Vila Yara

06029-900 Osasco, SP, Brazil

CNPJ Nº 60.746.948/0001-12

The present Public Offer or program was prepared in accordance with the Self-Regulation rules of ANBID for Public Offers for Distribution and Acquisition of Securities, thus complying with the minimum standards of information required by ANBID, and ANBID has no responsibility for the said information, nor for the quality of the Issuer and/or the Offering party/ies, nor of the participating institutions nor of the securities that are the subject of the present Public Offer/program. This seal does not imply an investment recommendation. Prior registration or analysis of this distribution does not imply, on the part of ANBID, a guarantee of the veracity of the information provided nor any judgment on the quality of the issuing company nor the securities to be distributed.

15.                                                                                 Market Announcement, Commencement of Public Distribution of Commercial Promissory Notes, Companhia Energética de Minas Gerais — CEMIG, October 30, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

Companhia Energética de Minas Gerais – CEMIG, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby publicly informs the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários), the São Paulo Stock Exchange (BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros) and the market in general that:

In accordance with the Announcement of Commencement of Public Distribution published on September 10, 2009 and republished on September 30, 2009, Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”) has today issued 270 Commercial Promissory Notes, of its third issue, each with nominal unit value of R$ 10,000,000.00, making up a total amount of R$2,700,000,000.00. The notes are nominal, physically issued, in a single series, and have the guarantee of CEMIG.

Belo Horizonte, October 30, 2009

Marco Antonio Rodrigues da Cunha

Acting Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16.                                                                                 Material Announcement, Payment for and Transfer of TERNA Shares, Companhia Energética de Minas Gerais — CEMIG, November 3, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE: 33300266003

MATERIAL ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG GT, a company registered with the Brazilian Securities Commission (CVM) and a wholly-owned subsidiary of Cemig, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby publicly inform the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

On today’s date payment was made for the shares in Terna Participações S.A. (TERNA), owned by Terna – Rete Elettrica Nazionale S.p.A. (Terna S.p.A.), and these shares were transferred to Transmissora do Atlântico de Energia Elétrica S.A. – TAESA, in which CEMIG GT holds an interest of 49% (forty nine per cent) of the registered capital.

The shareholders in TAESA, a corporation with head office in the city of Rio de Janeiro, are:

Cemig Geração e Transmissão S.A. – CEMIG GT

and        Fundo de Investimentos em Participações Coliseu (“FIP Coliseu”).

In the transaction, 173,527,113 common shares, representing approximately 85.26% of the voting shares and approximately 65.85% of the total shares of TERNA, were purchased and transferred.

The total price was R$ 2,148,379,099.24, corresponding to R$ 37.14 per Unit of TERNA, each Unit comprising one common share and two preferred shares, and R$ 12.38 per common share or preferred share.

Additionally, TAESA will, on a date to be announced, make a public offer for acquisition of the shares in TERNA that are in circulation, for the purpose of ensuring equal treatment for the other shareholders of TERNA to that given to Terna S.p.A., in accordance with the Bylaws of Terna, the Brazilian Corporate Law (Law 6.404/76), CVM Instruction 361/2002, and the Level 2 Differentiated Practice Regulations of BM&FBovespa S.A.

Terna is a holding company operating in electricity transmission in 11 states of Brazil through the following companies which it controls or in which it has shareholding interests:

TSN -  Transmissora Sudeste Nordeste S.A.;

Novatrans Energia S.A.;

ETEO - Empresa de Transmissão de Energia do Oeste S.A.;

ETAU - Empresa de Transmissão do Alto Uruguai S.A.;

Brasnorte Transmissora de Energia S.A. e Terna Serviços Ltda.,

Together, these companies hold in aggregate 3,716 kilometers of transmission lines, comprising components of the Brazilian National Electricity Transmission Grid.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG  Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

For TAESA and its shareholders, the acquisition of TERNA represents an excellent investment opportunity and consolidates its presence in the Brazilian electricity transmission market.

Belo Horizonte, November 3, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

17.                                                                                 Market Announcement, Projected Payment Amount for Shares of ENTE, ERTE and ECTE, Companhia Energética de Minas Gerais — CEMIG, November 4, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, a publicly-held company with shares traded on the São Paulo, New York and Madrid stock exchanges, and CEMIG GERAÇÃO E TRANSMISSÃO S.A. – CEMIG GT, a wholly-owned publicly-held subsidiary of CEMIG, hereby inform the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), the BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the market in general, in accordance with Instruction 358 of the Brazilian Comissão de Valores Mobiliários (CVM) (Securities Commission), of January 3, 2002, as amended, in addition to Material Announcement published in October 28, 2009, that:

The total amount Cemig intends to disburse for the acquisition of the interests held by MDU in ENTE, ERTE and ECTE, should be approximately R$ 100 million (one hundred million Reais), based on September 30, 2009 prices. However, the final amount can be calculated only on the closing date, after the exercise of rights of preference by the other partners / shareholders. Cemig will publish the final amount of this acquisition at the appropriate time.

Belo Horizonte, November 04, 2009

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.